As filed with the Securities and Exchange Commission on November 14, 2005
Registration No. 333-123500

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IntercontinentalExchange, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6200	58 2555 670
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328
(770) 857-4700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Johnathan H. Short, Esq.
General Counsel
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328
(770) 857-4700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David B. Harms, Esq. David J. Gilberg, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	William F. Gorin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.    ☐
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If the delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount To Be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Share	Offering Price	Fee

Common Stock, par value $0.01 per share	18,400,000(1)	$26.00(2)	$478,400,000	$56,308(3)

(1)	Includes shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3)	Of this amount, $27,071 has been previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED NOVEMBER 14, 2005.
16,000,000 Shares
Common Stock

          This is an initial public offering of common stock of IntercontinentalExchange, Inc.
          We are offering 2,500,000 of the shares to be sold in the offering. The selling shareholders are offering an additional 13,500,000 shares. We will not receive any proceeds from the sale of the shares being sold by the selling shareholders.
          Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price per share will be between $24.00 and $26.00. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ICE”.  See “Underwriting” for a discussion of the factors to be considered in determining the initial offering price.
            Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.
       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to IntercontinentalExchange, Inc.	$	$
Proceeds, before expenses, to the selling shareholders	$	$
          To the extent that the underwriters sell more than 16,000,000 shares of our common stock, the underwriters have the option to purchase up to an additional 2,400,000 shares from some of the selling shareholders at the initial public offering price less the underwriting discount.

      The underwriters expect to deliver the shares of common stock in New York, New York on                     , 2005.

Morgan Stanley	Goldman, Sachs & Co.

William Blair & Company	Sandler O’Neill & Partners, L.P.
SG Corporate & Investment Banking

Prospectus dated                     , 2005

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated, the terms “IntercontinentalExchange”, “we”, “us”, “our”, “our company” and “our business” refer to IntercontinentalExchange, Inc. or IntercontinentalExchange, LLC, as applicable, together with our consolidated subsidiaries. Due to rounding, figures in tables may not sum exactly. Unless otherwise indicated, the term “ICE Futures” refers to our wholly-owned subsidiary, which, prior to October 25, 2005, operated as the International Petroleum Exchange, or the IPE. All futures and options contracts traded in the markets operated by ICE Futures will retain “IPE” in their contract names and specifications.
BUSINESS
Overview

We operate the leading electronic global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products. We are the only marketplace to offer an integrated electronic platform for side-by-side trading of energy products in both futures and OTC markets. Through our electronic trading platform, our marketplace brings together buyers and sellers of derivative and physical energy commodities contracts. Our electronic platform increases the accessibility and transparency of the energy commodities markets and enhances the speed and quality of trade execution. The open architecture of our business model — meaning our ability to offer centralized access to trading in futures and OTC contracts on a cleared or bilateral basis through multiple interfaces — allows our participants to optimize their trading operations and strategies. We conduct our OTC business directly, and our futures business through our wholly-owned subsidiary, ICE Futures. ICE Futures is the largest energy futures exchange in Europe, as measured by 2004 traded contract volumes.

During the nine months ended September 30, 2005, 75.0 million contracts were traded in our combined futures and OTC markets, up 54.5% from 48.5 million contracts traded during the nine months ended September 30, 2004. During 2004, 35.5 million contracts were traded in our futures markets and 31.0 million contracts were traded in our OTC markets, up 6.6% from 33.3 million futures contracts traded during 2003 and up 27.6% from 24.3 million OTC contracts traded during 2003. Our revenues consist primarily of transaction fees, market data fees and trading access fees. On a consolidated basis, we generated $114.6 million in revenues for the nine months ended September 30, 2005, a 43.4% increase compared to $79.9 million for the nine months ended September 30, 2004, and $25.6 million in net income for the nine months ended September 30, 2005, a 49.3% increase compared to $17.1 million for the nine months ended September 30, 2004. The financial results for the nine months ended September 30, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to a payment made to EBS Dealing Resources, Inc., or EBS, to settle litigation. On a consolidated basis, we generated $108.4 million in revenues for 2004, a 15.6% increase compared to $93.7 million for 2003, and $21.9 million in net income for 2004, a 64.1% increase compared to $13.4 million for 2003. We recorded consolidated net cash provided from operations of $40.2 million in 2004, a 48.2% increase compared to $27.1 million in 2003.
Our History

In 1997, Jeffrey C. Sprecher, our founder, chairman and chief executive officer, acquired Continental Power Exchange, Inc., our predecessor company, to develop a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. In May 2000, our company was formed, and Continental Power Exchange, Inc. contributed to us all of its assets, which consisted principally of electronic trading technology, and its liabilities, in return for a minority equity interest in our company. In connection with our formation, seven leading wholesale commodities market participants acquired equity interests in our company, either directly or through affiliated entities. We refer to these leading commodities market participants, or their affiliates, as the case may be, as our Initial Shareholders. Our Initial Shareholders are BP Products North America Inc. (formerly known as BP Exploration and Oil, Inc.), DB Structured Products, Inc. (formerly known as Deutsche Bank Sharps Pixley Inc.), The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., S T Exchange Inc. (an affiliate of Royal Dutch Shell), Société Générale Financial Corporation and Total Investments USA Inc. (an affiliate of Total S.A.). In November 2000, six leading natural gas and power companies, which we refer to as the Gas and Power Firms, acquired equity interests in our company. The Gas and Power Firms are AEP Investments, Inc. (formerly known as AEP Energy Services, Inc.), Aquila Southwest Processing, L.P., Duke Energy Trading Exchange, LLC, El Paso Merchant Energy North America Company, Reliant Energy Trading Exchange, Inc. and Mirant Americas Energy Marketing, L.P. In June 2001, we expanded our business into futures trading by acquiring the International Petroleum Exchange (which we renamed ICE Futures in October 2005), which, at the time, was operated predominantly as a floor-based, open-outcry exchange. We closed our open-outcry trading floor in London on April 7, 2005, and since that date, all of our futures trading has been conducted exclusively in our electronic markets.
Our Business
      Our marketplace is globally accessible, promotes price discovery and offers participants the opportunity to trade a variety of energy products. Our key products include contracts based on crude or refined oil, natural gas and power. Our derivative and physical products provide participants with a means for managing risks associated with changes in the prices of these commodities, asset allocation, ensuring physical delivery of select commodity products, speculation and arbitrage. The majority of our trading volume is financially settled, meaning that settlement is made through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity itself.
      We operate our business in two distinct markets: futures markets and OTC markets. Futures markets offer trading in standardized derivative contracts on a regulated exchange and OTC markets offer trading in over-the-counter derivative contracts, including contracts that provide for the physical delivery of an underlying commodity and contracts that provide for financial settlement based on the prices of underlying commodities. All futures and cleared OTC contracts are cleared through a central clearinghouse. We offer OTC contracts that can be traded on a bilateral basis and certain OTC contracts that can be traded on a cleared basis. Bilateral contracts are settled between counterparties, while cleared contracts are novated to a third party clearinghouse where they are marked to market and margined daily before final settlement at expiration.
      We operate our futures markets through our subsidiary, ICE Futures, a Recognized Investment Exchange based in London. As a Recognized Investment Exchange, ICE Futures is recognized, in accordance with the terms of the Financial Services and Markets Act 2000, as an investment exchange by the Financial Services Authority, the regulatory authority that governs, among other things, commodities futures exchanges in the United Kingdom. To take advantage of the increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position, we closed our open-outcry trading floor in London on April 7, 2005. All of our futures trading is now conducted exclusively in our electronic markets. We expect to achieve cost savings of approximately $1.4 million in 2005 and between approximately $4.0 million and $5.0 million annually in 2006 and 2007 in connection with the closure, which will be offset in the near term by a charge of $4.8 million that we recorded in the second quarter of 2005. During the period following the closure of our open-outcry trading floor, average daily trading volumes initially decreased to 137,000 contracts traded in April 2005 from 151,000 contracts traded in March 2005. Beginning in May 2005, trading volumes increased and, in certain cases, reached record levels. The initial decline in April was due in part to the displacement of floor-based traders following the floor closure on April 7, 2005, some of whom later began trading electronically. In addition, new participants began trading in our electronic markets. We achieved a record monthly volume in our futures business in May 2005 with average daily trading volumes of 159,000 contracts. We subsequently achieved a record monthly average daily trading volume of 173,000 contracts in June 2005, 189,000 contracts in August 2005 and 190,000 contracts in September 2005. We also achieved daily volume records for Brent Crude futures and total futures of 231,000 and 296,000 contracts traded, respectively, on August 10, 2005. For a more detailed discussion of our floor closure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Segment Reporting — Futures Business Segment.”
      We operate our OTC markets exclusively on our electronic platform. In addition to trade execution, our electronic platform offers a comprehensive suite of trading-related services, including electronic trade confirmation, integrated access to clearing services and risk management functionality. We also offer a variety of market data services for both the futures and OTC markets.
Our Competitive Strengths
      We have established ourselves as the leading electronic marketplace for combined global futures and OTC energy commodities trading by leveraging a number of key strengths, including:

Highly Liquid Global Markets and Benchmark Contracts
      We offer liquid markets in a number of the most actively traded global energy commodities products. We operate the leading market for trading in Brent crude futures, as measured by the volume of contracts traded in 2004. The IPE Brent Crude futures contract that is listed by ICE Futures is a leading benchmark for pricing crude oil produced and consumed outside of the United States. Similarly, IPE Gas Oil is a leading benchmark for the pricing of a range of traded refined oil products outside the United States. We also operate the leading market for trading in cleared OTC Henry Hub natural gas contracts, with 30.0 million contracts traded during the nine months ended September 30, 2005 and 15.9 million contracts traded during the year ended December 31, 2004, compared to 7.5 million and 5.3 million cleared OTC Henry Hub natural gas contracts traded by our nearest competitor during the same periods. The Henry Hub natural gas market is the most liquid natural gas market in North America.

Leading Electronic Energy Trading Platform
      Our electronic trading platform provides centralized and direct access to trade execution and real-time price discovery. We operate our futures and OTC markets exclusively on our electronic platform. Our electronic platform has enabled us to attract significant liquidity from traditional market participants as well as new market entrants seeking the efficiencies and ease of execution offered by electronic trading. We have developed a significant global presence with over 8,300 active screens at over 980 OTC participant firms and over 390 futures participant firms as of September 30, 2005.

Integrated Access to Futures and OTC Markets
      We attribute the growth in our business in part to our ability to offer qualified market participants integrated access to futures and OTC markets. Our integrated and electronic business model allows us to respond rapidly to our participants’ needs, changing market conditions and evolving trends in the markets for energy commodities trading. We believe that our demonstrated ability to develop and launch new products for both the futures and OTC markets provides us with several competitive advantages, including:

•	Multi-Product Trading: We operate a globally accessible platform that offers qualified market participants a seamless interface between trading in futures products, options on those futures, and a broad range of OTC products.

•	Multiple Access Options: Our participants access our marketplace through a variety of means, including through our electronic trading platform, proprietary front-end systems, independent software vendors and brokerage firms. Independent software vendors allow market participants to access multiple exchanges through a single interface, which is integrated with the participants’ risk management systems.

•	Cleared OTC Contracts: We were the first marketplace in North America to introduce cleared OTC energy contracts, which we believe have attracted new participants to our OTC markets by reducing bilateral credit risk and by improving capital efficiency.

Highly Scalable, Proven Technology Infrastructure
      Our electronic trading platform provides rapid trade execution and is, we believe, one of the world’s most flexible, efficient and secure systems for commodities trading. We have designed our platform to be highly scalable, meaning that we can expand capacity and add new products and functionality efficiently, at relatively low cost and without disruption to our markets. Our platform can also be adapted and leveraged for use in other markets, as demonstrated by the decision of the Chicago Climate Exchange to operate its emissions-trading market on our platform. We believe that our commitment to investing in technology to enhance our platform will continue to contribute to the growth and development of our business.

Transparency and Independence
      We offer market participants price transparency, meaning a complete view of the depth and liquidity of our markets, through our electronic platform. This is in contrast to the lack of transparency of traditional open-outcry exchanges and voice-brokered markets. All participant orders placed on our platform are executed in the order in which they are received, ensuring that all orders receive equal execution priority. In addition, the transparency of our platform facilitates market regulation through increased market visibility and the generation of complete records of all transactions executed in our markets.
      Our board of directors is independent from our participants and trading activity on our electronic platform, which allows our board to act impartially in making decisions affecting trading activity. In contrast, many of our competitors are governed by floor traders or other market participants. We believe that our governance structure promotes shareholder value and the operation of fair and efficient markets. We also believe that it provides us with greater flexibility to launch new products and services, and to evaluate and pursue growth opportunities while ensuring impartial treatment for our participants. In addition, we do not participate as a principal in any trading activities, which allows us to avoid potential conflicts of interest that could arise from engaging in trading activities while operating our marketplace.

Strong Value Proposition
      We believe that, by using our electronic platform, market participants can achieve price improvement over alternate means of trading. Electronic trade execution offers cost efficiencies by providing firm posted prices and reducing trade-processing errors and back office overhead, and allows us to accelerate the introduction of new products on our platform. The combination of electronic trade execution and integrated trading and market data services facilitates automation by our participants of all phases of trade execution and processing from front-office to back-office, and ranging from trading and risk management to settlement. In addition, in our futures business, eligible participants may trade directly in our markets by paying a maximum annual membership fee of approximately $11,000 per year. In contrast, on the New York Mercantile Exchange, or NYMEX, and the Chicago Board of Trade, participants are required to purchase a “seat” on the exchange before they are eligible to trade directly on or gain membership in the exchange, the cost of which is substantial (approximately $3.0 million based on October 2005 NYMEX seat sale prices). While a “seat” conveys a right of ownership and other benefits to its member, it poses a significant barrier to gaining direct access to futures exchange markets, unlike our futures markets.

Strong Management Team
      Our senior management team has on average over 19 years of experience in the energy and financial services sectors. Our founding management team includes Jeffrey C. Sprecher, our chairman and chief executive officer, Charles A. Vice, our president and chief operating officer, and Edwin D. Marcial, our chief technology officer. We enhanced our management team with additional noteworthy professionals, including Richard V. Spencer, our chief financial officer, and David S. Goone, our head of business development and sales. Our management team has successfully developed and deployed our electronic platform, integrated ICE Futures into our business, developed and launched our electronic trade confirmation system and introduced the industry’s first cleared OTC energy contracts in North America. We believe that the proven strength and experience of our management team will continue to provide us with a competitive advantage in executing our business strategy.
Selected Risk Factors
      We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. You should consider these risks before investing in our company. Risks to our business include:

•	Competition. We face intense competition from regulated exchanges, voice brokers and other electronic platforms, some of which are larger than we are and have greater financial resources, broader product offerings, more participants and longer operating histories. We also face competition from new entrants to our markets. Our business depends on our ability to compete successfully.

•	Dependence on Trading Volumes, Market Liquidity and Price Volatility. Our business is primarily transaction-based, and declines in trading volumes and market liquidity will adversely affect our profitability. Trading volume is driven primarily by the degree of volatility — the magnitude and frequency of fluctuations — in prices of commodities. In particular, our revenues depend heavily on trading volumes in the markets for our IPE Brent Crude and IPE Gas Oil futures contracts and our OTC North American natural gas and power contracts, which represent a significant percentage of our revenues.

•	Retention of Market Participants. As a result of the closure of our open-outcry trading floor on April 7, 2005, floor members who had previously traded on our trading floor may not continue to trade in our markets and may seek an alternate trading venue, including NYMEX. Our other participants, including participants that have begun trading electronically, may also seek an alternative trading venue. If participants trading in our markets move to an alternative trading venue, we would lose trading volume, which could negatively impact our results of operations and profitability.

•	Dependence on LCH.Clearnet. We currently do not own our own clearinghouse and must rely on LCH.Clearnet to provide clearing services to trade futures and cleared OTC contracts in our markets. We cannot continue to operate our futures markets or offer cleared OTC contracts without clearing services.

•	Regulation and Litigation. We are currently subject to oversight in the United States and regulation in the United Kingdom. We are also subject, from time to time, to claims that we are infringing on the intellectual property rights of others, which can result in litigation. In September 2005, our motion for summary judgment was granted by the federal district court in our litigation with our principal competitor, NYMEX. On October 13, 2005, NYMEX filed a notice of appeal. If NYMEX is successful in its appeal, and the matter is determined adversely to us after a trial, our business would be materially and adversely affected. Failure to comply with existing regulatory requirements, and possible future changes in these requirements, or unfavorable outcomes of litigation regarding intellectual property rights of others, could adversely affect our business.
      For a discussion of the significant risks associated with operating our business, our industry or investing in our common stock, you should read the section entitled “Risk Factors” beginning on page 12 of this prospectus.
Our Growth Strategy
      We seek to advance our leadership position by focusing our efforts on the following key strategies for growth:

Attract New Market Participants
      In recent years, our participant base has expanded and diversified due to the emergence of new participants in the energy commodities markets. These new participants include financial services companies, such as investment banks, hedge funds, proprietary trading firms and asset managers, as well as industrial businesses that are increasingly engaging in hedging, trading and risk management strategies. Many of these participants have been attracted to the energy markets in part due to the availability of electronic trading. We intend to continue to expand our participant base by targeting these and other new market participants and by offering electronic trade execution and processing capabilities that appeal to a broad range of market participants.

Increase Connectivity to Our Marketplace
      Our participants may access our electronic platform for trading in our futures markets through our own Internet-based front-end or through the front-end systems developed by any of ten independent software vendors. These represent a substantial portion of the independent software vendors that serve the commodities futures markets. Furthermore, participants in our futures markets can access our platform directly through their own proprietary interfaces or through a number of brokerage firms. Participants may access our OTC markets through our Internet-based front-end or, in the case of some of our most liquid markets, through a recognized independent software vendor. We intend to extend our initiatives in this area by continuing to establish multiple points of access with our existing and prospective market participants.

Expand Our Market Data Business
      We will continue to leverage the value of the market data derived from our trade execution, clearing and confirmation system by developing enhancements to our existing information services and creating new market data products. For example, in 2004, we introduced our Market Price Validation service, an information service that provides a means for subscribers to mark to market their month-end portfolios. We also publish daily transaction-based indices for the North American spot natural gas and power markets based on data collected from trading activity on our platform. In addition, we sell real-time and historical futures quotes and other futures market data through 44 data vendors that distribute this information, directly and through various sub-vendors, to approximately 20,100 subscribers. We believe that the database of information generated by our platform serves as the single largest repository of energy market data in North America. As a result of the breadth of our global data offerings, we believe that we are well positioned to meet the growing demand for increased availability of energy market data.

Develop New Trading Products and Services
      We continually develop and launch new products designed to meet market demand and the needs of our participants. In 2004, we launched two new electronically traded futures contracts for U.K. power, and we, together with the European Climate Exchange, launched a futures contract on our platform in April 2005 based on carbon emission allowances issued under a European Union sponsored program designed to control and reduce greenhouse gas emissions. During the past three years, we successfully launched over 30 new cleared OTC contracts, and we currently plan to introduce new products at a similar rate going forward. In particular, we believe there is an opportunity to increase electronic trading in oil contracts, since historically only a small percentage of all oil trades have been executed electronically. We also intend to continue to introduce bilateral OTC contracts in less liquid, or niche, markets to satisfy the specific needs of our participants as they arise. We may also seek to license our platform to other exchanges for the operation of their markets on our platform, as we have with the Chicago Climate Exchange.

Pursue Select Strategic Opportunities
      We intend to pursue strategic acquisitions and alliances that will enable us to supplement our internal growth, expand our trading products and related services, advance our technology and take advantage of new developments in the markets for energy commodities trading. For example, we have considered, and may consider in the future, acquiring or entering into a joint venture agreement with businesses complementary to our market data business or businesses that offer risk management or other complementary services. We may also consider establishing our own clearinghouse, or acquiring or making a strategic investment in an existing clearinghouse, to provide clearing services directly to participants in our futures and OTC markets. We focus on key evaluation criteria when identifying and assessing potential strategic transactions.
Our Recapitalization
      In this prospectus, we refer to the changes described below as our recapitalization. Effective immediately prior to the closing of this offering, we will amend our charter and bylaws to, among other things:

•	create a new class of common stock, which we refer to as new common stock, to be issued to investors who purchase shares in this offering;

•	create a new class of preferred stock;

•	grant holders of our outstanding shares of Class A common stock, Series 1, which we refer to as our Class A1 shares, and holders of our outstanding shares of Class A common stock, Series 2, which we refer to as our Class A2 shares, the right to convert these shares into shares of new common stock at the holder’s option, subject to such terms and conditions and subject to such procedures for conversion as our board of directors may authorize;

•	adopt customary anti-takeover provisions in our charter; and

•	reduce the number of authorized and outstanding Class A1 and Class A2 shares by way of a reverse stock split, which is expected to be effected at a ratio of 1 for 4, which we refer to as the 1 for 4 reverse stock split.
      Unless the context otherwise requires, we refer to our Class A1 shares and our Class A2 shares, collectively, as our Class A common stock, and we refer to our Class A common stock and shares of our new common stock that will be sold in this offering, collectively, as our common stock. Any shares to be sold by the selling shareholders in this offering will be converted from the Class A2 shares held by such holders into shares of new common stock immediately prior to the closing of this offering.
      Unless otherwise specified, all information in this prospectus assumes that the recapitalization has been completed, including the 1 for 4 reverse stock split of the Class A common stock, and all share and per share data in this prospectus relating to our capital stock, stock options and restricted stock grants have been adjusted retroactively to give effect to the reverse stock split. Unless otherwise specified, all references to our common stock and our charter and bylaws refer to those items as they will be in effect at the closing of this offering.

      You may contact us at our principal executive offices, located at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328, or by telephone at (770) 857-4700. You may find us on the Internet at www.theice.com. Information contained on our website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

The Offering

Common stock offered by us	2,500,000 shares

Common stock offered by the selling shareholders	13,500,000 shares(1)

Total common stock offered	16,000,000 shares(1)

Common stock to be outstanding after the offering	55,466,753 shares(1)(2)

Use of proceeds	We will receive net proceeds from our sale of common stock in the offering of approximately $53.3 million (assuming a per share price equal to the midpoint of the estimated price range set forth on the cover of this prospectus). We intend to use the net proceeds for general corporate purposes, including expanding and diversifying our products and services, and for repayment in full of outstanding long-term debt, which as of September 30, 2005, amounted to $13.0 million. We will not receive any proceeds from the sale of common stock by the selling shareholders.

Voting rights	The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of our common shareholders.

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

New York Stock Exchange symbol	“ICE”

Risk Factors	Please read “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
      The number of shares of our common stock to be outstanding after this offering, as set forth above and elsewhere in this prospectus, unless otherwise specified, is based on 52,966,753 shares of our common stock outstanding as of September 30, 2005, after giving effect to the recapitalization. This number of shares of common stock to be outstanding excludes:

•	5,250,000 shares of our common stock reserved for issuance upon the exercise of options under our 2000 Stock Option Plan, of which 4,626,109 shares were subject to outstanding options as of September 30, 2005, at a weighted average exercise price of $8.44 per share;

•	1,425,424 shares of our common stock under our 2004 Restricted Stock Plan subject to outstanding grants as of September 30, 2005; and

•	21,742 shares of our common stock under our 2003 Restricted Stock Deferral Plan for Outside Directors subject to outstanding grants as of September 30, 2005.

(1)	Does not include 2,400,000 shares of common stock that may be sold by the selling shareholders if the underwriters choose to exercise in full their option to purchase additional shares. See “Underwriting”. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional shares is not exercised. All shares to be sold by the selling shareholders will be converted from the Class A2 shares held by such holders into shares of new common stock immediately prior to the closing of this offering. All references to common stock to be outstanding after the offering include these Class A2 shares as new common stock.

(2)	Includes 16,000,000 shares of new common stock, 2,862,579 Class A1 shares and 36,604,174 Class A2 shares.

Summary Consolidated Financial Data
      The following tables summarize the consolidated financial data for our business. The following summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
      We derived the summary consolidated statement of income data and the consolidated balance sheet data set forth below for the nine months ended September 30, 2005 and 2004 and as of September 30, 2005 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We derived the summary consolidated financial data set forth below for the years ended December 31, 2004, 2003 and 2002 and as of December 31, 2004 and 2003 from our audited consolidated financial statements that are included elsewhere in this prospectus in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm. Our historical results do not necessarily indicate results expected for any future period. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated data.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands, except for share and per share data)
Consolidated Statement of Income Data
Revenues(1):
Transaction fees, net(2)	$100,780	$67,832	$90,906	$81,434	$118,794
Data services fees	8,483	7,013	9,691	7,742	5,141
Trading access fees	2,996	2,626	3,595	2,461	490
Other	2,344	2,447	4,222	2,109	1,065

Total revenues	114,603	79,918	108,414	93,746	125,490

Operating expenses:
Cost of hosting	989	1,060	1,279	1,715	3,962
Compensation and benefits	25,815	21,673	30,074	26,236	27,906
Professional services	10,161	11,144	14,523	15,138	15,876
Selling, general and administrative	11,099	9,453	13,120	12,398	12,425
Floor closure costs(3)	4,814	—	—	—	—
Settlement expense(4)	15,000	—	—	—	—
Depreciation and amortization	11,428	12,248	17,024	19,341	14,368

Total operating expenses	79,306	55,578	76,020	74,828	74,537

Operating income	35,297	24,340	32,394	18,918	50,953
Total other income, net	2,879	1,917	1,328	948	1,492

Income before income taxes	38,176	26,257	33,722	19,866	52,445
Income tax expense	12,626	9,147	11,773	6,489	17,739

Net income(5)	$25,550	$17,110	$21,949	$13,377	$34,706

Redemption adjustments to redeemable stock put(6)	(20,659)	—	—	8,378	(10,730)
Deduction for accretion of Class B redeemable common stock(7)	—	—	—	(1,768)	(3,656)

Net income available to common shareholders	$4,891	$17,110	$21,949	$19,987	$20,320

Earnings per common share(8):
Basic	$0.09	$0.32	$0.42	$0.37	$0.37

Diluted	$0.09	$0.32	$0.41	$0.37	$0.37

Weighted average common shares outstanding(8):
Basic	52,884,917	52,864,881	52,865,108	54,328,966	54,392,602
Diluted	53,448,161	53,061,893	53,062,078	54,639,708	54,850,095

(1)	We generate revenues from related parties in the ordinary course of our business. For a presentation and discussion of our revenues attributable to related parties for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002, see our consolidated statements of income and note 12 to our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues — Transaction Fees”.

(3)	In April 2005, we closed our open-outcry trading floor in London to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position. Costs associated with the floor closure were $4.8 million and are classified as “Floor closure costs” in the accompanying consolidated statement of income for the nine months ended September 30, 2005. Floor closure costs include lease terminations for the building where the trading floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. See note 19 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	In September 2005, we settled the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, we made a payment of $15.0 million to EBS, and were released from the legal claims brought against us without admitting liability. The payment was recorded as “Settlement expense” in the accompanying consolidated statement of income for the nine months ended September 30, 2005. See note 14 to our consolidated financial statements that are included elsewhere in this prospectus.

(5)	The financial results for the nine months ended September 30, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to the payment made to EBS to settle litigation.

(6)	We granted a put option to Continental Power Exchange, Inc. in connection with our formation that could require us under certain circumstances to purchase its equity interest in our business at a purchase price equal to the greater of the fair market value of the equity interest or $5.0 million. See “Certain Relationships and Related Transactions — Continental Power Exchange, Inc. Put Agreement”. We initially recorded the redeemable stock put at the minimum $5.0 million redemption threshold. We have adjusted the redeemable stock put to its redemption amount at each subsequent balance sheet date. The adjustment to the redemption amount has been recorded to retained earnings or, in the absence of positive retained earnings, additional paid-in capital. In October 2005, we entered into an agreement with Continental Power Exchange, Inc. to cancel the redeemable stock put upon the closing of this offering. See note 9 to our consolidated financial statements that are included elsewhere in this prospectus. In connection with the termination of the put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which we may be obligated to pay the expenses of registration, including underwriting discounts up to a maximum of $4.5 million. See “Shares Eligible for Future Sale — Additional Shares that May be Registered”.

(7)	We redeemed all of our Class B redeemable common stock on November 23, 2004 at a price of $23.58 per share, for aggregate consideration of $67.5 million. Upon its issuance on June 18, 2001, we recorded our Class B redeemable common stock at its discounted present value of $60.2 million. We recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of our Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.

(8)	In connection with our recapitalization, immediately prior to the completion of this offering we will amend our charter to effect a 1 for 4 reverse stock split of our common stock. All share data and per share data have been adjusted retroactively for all periods presented to give effect to the reverse stock split. For a description of our recapitalization, see “Organization and Recapitalization”. The recapitalization will have no financial impact on our consolidated statements of income or financial statement balances.

	As of September 30,		As of December 31,

	2005(1)	2005	2004	2003

		(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$74,484	$34,234	$61,199	$44,913
Restricted cash and restricted short-term investments	12,098	12,098	18,421	36,797
Short-term investments	11,998	11,998	5,700	12,000
Total current assets	126,455	86,205	100,042	105,893
Long-term investments(2)	26,951	26,951	—	—
Total assets	252,342	212,092	207,518	214,879
Total current liabilities	26,661	26,661	34,440	17,917
Long-term portion of revolving credit facility	—	13,000	13,000	—
Redeemable stock put	—	38,242	17,582	17,582
Shareholders’ equity	217,885	126,393	132,149	101,194

(1)	As adjusted to reflect the sale of shares of our common stock in this offering at an assumed initial public offering price of $25.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and our estimated expenses in this offering, and our repayment, out of the net proceeds of this offering, of long-term debt which, as of September 30, 2005, amounted to $13.0 million. Cash and cash equivalents, as adjusted for this offering, is net of $4.7 million in estimated offering expenses. However, of these estimated expenses, $2.8 million have already been paid and are excluded from cash and cash equivalents, actual, as of September 30, 2005. Also as adjusted to reflect the cancellation of the redeemable stock put with Continental Power Exchange, Inc., our predecessor company, which will be effective upon the closing of this offering. The pro forma balance sheet impact of the put cancellation as of September 30, 2005 is a reduction of the redeemable stock put balance of $38.2 million, and a corresponding increase to additional paid-in-capital of $38.2 million. The value of the redeemable stock put will be adjusted to reflect any difference in the share price of our common stock as of the closing of this offering from the share price of our common stock as of September 30, 2005. The balance sheet impact of the put cancellation as of the closing of our initial public offering will be a reduction to the redeemable stock put balance of an amount equal to the share price of our common stock as of the closing of this offering multiplied by the number of shares underlying the put, and a corresponding increase to additional paid-in capital. See note 9 to our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Represents available-for-sale investments that we intend to hold for more than one year pursuant to our cash investment policy. See note 3 to our consolidated financial statements that are included elsewhere in this prospectus.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands)
Operating Data
Our total average daily exchange fee and commission fee revenues	$527	$351	$353	$294	$460
Our Trading Volume:
Futures volume(1)	30,524	26,801	35,541	33,341	30,441
Futures average daily volume(2)	162	141	140	132	121
OTC volume(1)	44,431	21,703	30,961	24,260	43,982
OTC average daily volume(2)	235	115	123	97	175

(1)	Volume is calculated based on the number of contracts traded in our markets, or the number of round turn trades. Each “round turn” represents a matched buy and sell order of one contract.

(2)	Represents the total volume, in contracts, for the period divided by the number of trading days during that period.

RISK FACTORS
      The purchase of our common stock involves significant investment risks. The risks described below comprise all material risks of which we are aware. You should consider these risks carefully before making a decision to invest in our common stock. In addition, there may be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment.
Risks Relating to Our Business
We face intense competition from regulated exchanges, voice brokers and other electronic platforms, which could adversely affect our business. If we are not able to compete successfully, our business will not survive.
      The market for commodities trading facilities is highly competitive and we expect competition to intensify in the future. Our current and prospective competitors, both domestically and internationally, are numerous.
      Our principal competitor, NYMEX, is a regulated, predominantly open-outcry futures exchange that offers trading in futures products and options on those futures in the crude oil, gas and metals markets, among other commodities markets. NYMEX has also established two electronic platforms: NYMEX Access and ClearPort. NYMEX is larger than we are and has greater financial resources, a broader participant base and a longer operating history. NYMEX also operates its own clearinghouse, which may give it greater flexibility in introducing new products and clearing services than we are able to offer through our relationship with LCH.Clearnet, formerly known as the London Clearing House, a clearinghouse based in London. Unlike NYMEX, we may be limited in the number of cleared OTC contracts that we are able to offer, since we must first obtain approval from LCH.Clearnet to offer such products. Our relationship with LCH.Clearnet is also subject to termination by either party upon one year’s notice. See “— We do not own our own clearinghouse and must rely on LCH.Clearnet to provide clearing services for the trading of futures and cleared OTC contracts in our markets. We cannot continue to operate our futures and cleared OTC businesses without clearing services.”
      In November 2004, NYMEX opened an open-outcry trading floor in Dublin for trading in a contract that directly competes with our most important futures contract, the IPE Brent Crude futures contract. Similarly, on April 8, 2005, NYMEX began offering trading in a Northwest European gas oil futures contract that directly competes with the IPE Gas Oil futures contract. On September 12, 2005, NYMEX opened a new open-outcry trading floor in London, simultaneously closing its Dublin trading floor and shifting trading in Brent crude futures contracts and Northwest European gas oil futures contracts to London. Given the recent closure of our open-outcry trading floor on April 7, 2005 and the fact that we now conduct all futures trading exclusively in our electronic markets, a NYMEX trading floor may appeal to traders who prefer the open-outcry method of trading. If we lose participants to NYMEX, we would lose trading volume, which could negatively impact our results of operations and profitability. See also “— We may lose trading volume in our futures business due to our transition to electronic trading”. We also have been involved in litigation with NYMEX, in which NYMEX asserted against us claims of intellectual property infringement related to our use of and reference to NYMEX settlement prices in our cleared OTC swap contracts for Henry Hub natural gas and West Texas Intermediate crude oil. The federal district court granted our motion for summary judgment in September 2005, dismissing the claims filed against us by NYMEX. On October 13, 2005, NYMEX filed a notice of appeal. If NYMEX is successful in its appeal, and the matter is determined adversely to us, our business would be materially and adversely affected. See also “— Any infringement by us on the intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the cost of providing, our products and services” and “Regulation and Legal Proceedings — Legal Proceedings —NYMEX Claim of Infringement”.

      In addition to NYMEX, we also currently compete with:

•	voice brokers active in the commodities markets, including Amerex, ICAP, Prebon Yamane and Tradition (North America);

•	other electronic energy trading platforms, such as NGX (a subsidiary of the Toronto Stock Exchange) and HoustonStreet;

•	energy futures exchanges, such as European Energy Derivatives Exchange, or Endex (formerly known as Amsterdam Power Exchange), Nord Pool, and Powernext; and

•	market data vendors, such as Bloomberg, Reuters, Argus and Platts (a division of The McGraw-Hill Companies Inc.).
      We may also face additional competition from new entrants to our markets. Competition in the market for commodities trading could increase if new electronic trading platforms or futures exchanges are established, or if existing platforms or exchanges that currently do not trade energy commodities products decide to do so. Additional competition from new entrants to our markets could negatively impact our trading volumes and profitability.
      In addition, some of the exchanges, trading systems, dealers and other companies with which we currently or in the future could compete are substantially larger than we are and have substantially greater financial, technical, marketing and other resources and more diverse revenue streams than we do. Some of these exchanges and other businesses have long standing, well established and, in some cases, dominant positions in their existing markets. They may offer a broader range of products and services than we do. In addition, our competitors may:

•	respond more quickly to new or evolving opportunities, technologies and participant requirements;

•	develop services and products similar to or that compete with ours;

•	develop services and products that are preferred by our participants;

•	price their products and services more competitively or respond more quickly to competitive pressures;

•	take advantage of efficiencies that result from owning their own clearinghouses, including the ability to bring new cleared products to market faster and offering cross-margining opportunities across products that reduce the cost of capital for participants;

•	develop and expand their network infrastructure and service offerings more efficiently;

•	utilize better, more user-friendly and more reliable technology;

•	consolidate and form alliances, which may create higher trading volumes, cost reductions and better pricing than we offer;

•	more effectively market, promote and sell their products and services; and

•	better leverage existing relationships with participants and alliance partners or exploit better recognized brand names to market and sell their services.
      Our ability to continually maintain and enhance our competitiveness and respond to threats from stronger current and potential competitors will have a direct impact on our results of operations. We cannot assure you that we will be able to compete effectively. If our markets, products and services are not competitive, our business, financial condition and operating results will be materially affected. In addition, even if new entrants or existing competitors do not significantly erode our market share, we may be required to reduce significantly the rates we charge for trade execution to remain competitive, which could have a material adverse effect on our profitability.

Our business is primarily transaction-based, and declines in trading volumes and market liquidity would adversely affect our business and profitability.
      We earn transaction fees for transactions executed in our markets and from the provision of electronic trade confirmation services. Historically, we have also earned transaction fees under order flow agreement shortfalls. We derived 87.9%, 83.9%, 86.9% and 94.7% of our consolidated revenues for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively, from our transaction-based business. Of our consolidated revenues, 1.0%, 7.6% and 2.6% for the years ended December 31, 2004, 2003 and 2002, respectively, represented shortfall payments made under order flow agreements with our Initial Shareholders, the Gas and Power Firms and order flow agreements in the OTC European gas markets, all of which are no longer in effect. Even if we are able to further diversify our product and service offerings, our revenues and profitability will continue to depend primarily on our transaction-based business. Accordingly, the occurrence of any event that reduces the amount of transaction fees we receive, whether as a result of declines in trading volumes or market liquidity, reductions in commission rates or regulatory changes, will have a significant impact on our operating results and profitability. See also “— Our business depends in large part on volatility in energy commodity prices and has benefited from record-high oil prices in recent years”.

Our business depends in large part on volatility in energy commodity prices and has benefited from record-high oil prices in recent years.
      Participants in the markets for energy commodities trading pursue a range of trading strategies. While some participants trade in order to satisfy physical consumption needs, others seek to hedge contractual price risk or take speculative or arbitrage positions, seeking returns from price movements in different markets. Trading volume is driven primarily by the degree of volatility — the magnitude and frequency of fluctuations — in prices of commodities. Higher volatility increases the need to hedge contractual price risk and creates opportunities for speculative or arbitrage trading. Energy commodities markets historically have experienced significant price volatility. We cannot predict whether this pattern will continue, or for how long, or if this trend will reverse itself. Were there to be a sustained period of stability in the prices of energy commodities, we could experience lower trading volumes, slower growth or even declines in revenues as compared to recent periods.
      In addition to price volatility, we believe that the increase in global energy prices, particularly for crude oil, during the past three years has had a positive impact on the trading volume of global energy commodities, including trading volumes in our markets. As oil prices have risen to record levels, we believe that additional participants have entered the markets for energy commodities trading to address their growing risk-management needs or to take advantage of greater trading opportunities. This is particularly true in the case of increased trading due to the effects of Hurricanes Katrina and Rita, which may be temporary and unlikely to continue. If global crude oil prices decrease or return to the lower levels where they historically have been, it is possible that many market participants, particularly the newer entrants, could reduce their trading activity or leave the trading markets altogether. Global energy prices are determined by many factors, including those listed below, that are beyond our control and are unpredictable. Consequently, we cannot predict whether global energy prices will remain at their current levels, nor can we predict the impact that these prices will have on our future revenues or profitability.
      Factors that are particularly likely to affect price volatility and price levels, and thus trading volumes, include:

•	economic, political and market conditions in the United States, Europe, the Middle East and elsewhere in the world;

•	weather conditions, including hurricanes and other significant weather events that impact production, refining and distribution facilities for oil and natural gas;

•	the volatility in production volume of the commodities underlying our energy products and markets;

•	war and acts of terrorism;

•	legislative and regulatory changes;

•	credit quality of market participants;

•	the availability of capital;

•	broad trends in industry and finance;

•	the level and volatility of interest rates;

•	fluctuating exchange rates and currency values; and

•	concerns over inflation.
      Any one or more of these factors may reduce price volatility or price levels in the markets for energy commodities trading, which in turn could reduce trading activity in those markets, including in our markets. Moreover, any reduction in trading activity could reduce liquidity — the ability to find ready buyers and sellers at current prices — which in turn could further discourage existing and potential market participants and thus accelerate any decline in the level of trading activity in these markets. In these circumstances, the markets with the highest trading volumes, and therefore the most liquidity, would likely have a growing competitive advantage over other markets. This could put us at a greater disadvantage relative to our principal competitor, whose markets are larger and more established than ours.
      We are unable to predict whether or when these unfavorable conditions may arise in the future or, if they occur, how long or severely they will affect our trading volumes. A significant decline in our trading volumes, due to reduced volatility, lower prices or any other factor, could have a material adverse effect on our revenues, since our transaction fees would decline, and in particular on our profitability, since our revenues would decline faster than our expenses, many of which are fixed. Moreover, if these unfavorable conditions were to persist over a lengthy period of time, and our trading volumes were to decline substantially and for a long enough period, the liquidity of our markets — and the critical mass of transaction volume necessary to support viable markets — could be jeopardized.

Our revenues depend heavily upon trading volumes in the markets for IPE Brent Crude and IPE Gas Oil futures contracts and OTC North American natural gas and power contracts. A decline in volumes or in our market share in these contracts would jeopardize our ability to remain profitable and grow.
      Our revenues depend heavily on trading volumes in the markets for IPE Brent Crude futures contracts, IPE Gas Oil futures contracts and OTC North American natural gas and power contracts. Trading in IPE Brent Crude futures contracts accounted for 26.7%, 29.7%, 30.4% and 17.6% of our consolidated revenues for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively. Trading in IPE Gas Oil futures contracts accounted for 9.2%, 11.3%, 10.6% and 6.8% of our consolidated revenues for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively. Trading in OTC North American natural gas contracts accounted for 37.8%, 26.8%, 17.9% and 33.3% of our consolidated revenues for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively. Trading in OTC North American power contracts accounted for 11.1%, 8.7%, 6.1% and 17.7% of our consolidated revenues for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively. Our trading volume or market share in these markets may decline due to a number of factors, including:

•	competition;

•	the closure of our open-outcry trading floor;

•	the relative stability of commodity prices;

•	possible regulatory changes; and

•	adverse publicity and government investigations.

If our trading volume or market share in these markets declines, our revenues would likely decline, which would negatively impact our ability to remain profitable and to grow our business.
      Several of the largest and most active commercial participants in our North American natural gas and power markets terminated or substantially reduced their energy commodities trading activities beginning in mid-2002. This was due, in part, to highly publicized problems involving energy companies and significant declines in liquidity and trading volumes, increased regulatory scrutiny and enforcement actions brought against certain market participants. While some of these participants later resumed their trading activities, several new participants began trading in our markets — most notably financial institutions, hedge funds and proprietary trading firms. Competition for these new market entrants among exchanges and trading operations across a variety of markets is intense.

A decline in the production of commodities traded in our markets could reduce our liquidity and adversely affect our revenues and profitability.
      We derived 86.9%, 82.1%, 79.1% and 92.0% of our consolidated revenues for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively, from exchange fees and commission fees generated from trading in commodity products in our futures and OTC markets. The volume of contracts traded in the futures and OTC markets for any specific commodity tends to be a multiple of the physical production of that commodity. If the physical supply or production of any commodity declines, our participants could become less willing to trade in contracts based on that commodity. For example, the IPE Brent Crude futures contract has been subject to this risk as production of Brent crude oil peaked in 1984 and began steadily falling in subsequent years. We, in consultation with market participants, altered the mechanism for settlement of the IPE Brent Crude futures contract to a mechanism based on the Brent/ Forties/ Oseberg North Sea oil fields, known as the BFO Index, to ensure that the commodity prices on which its settlement price is based reflect a large enough pool of traders and trading activity so as to be less susceptible to manipulation. Market participants that trade in the IPE Brent Crude futures contract may determine in the future, however, that additional underlying commodity products need to be considered in the settlement of that contract or that the settlement mechanism is not credible. Exchange fees earned from trading in the IPE Brent Crude futures contract accounted for 61.7%, 58.0%, 58.0% and 57.9% of our total revenues from our futures business, net of intersegment fees, for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively, or 26.7%, 29.7%, 30.4% and 17.6% of our consolidated revenues for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively. Any uncertainty surrounding the settlement of the IPE Brent Crude futures contract, or a decline in the physical supply or production of any other commodity, could result in a decline in trading volumes in our markets, adversely affecting our revenues and profitability.

We may lose trading volume in our futures business due to our transition to electronic trading.
      In response to the increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position in our futures business, we closed our open-outcry trading floor and fully transferred all trading in futures contracts to our electronic platform on April 7, 2005. We cannot assure you that the market will continue to use our electronic platform to trade contracts that previously were traded both electronically and through our open-outcry trading floor, or that we will be able to maintain our recent growth in market share and liquidity in our products. During the period following the closure of our open-outcry trading floor, average daily futures trading volumes initially decreased to 137,000 contracts traded in April 2005 from 151,000 contracts traded in March 2005, but have since increased to a daily average of 183,000 contracts traded during the three months ended September 30, 2005. The initial decline in April was due in part to the displacement of floor-based traders following the floor closure on April 7, many of whom later began trading electronically along with new participants. On September 12, 2005, NYMEX established an open-outcry trading floor in London for trading in Brent crude futures contracts and Northwest European gas oil futures contracts. NYMEX’s London trading floor may attract certain traders, who may migrate their trading to NYMEX from our electronic platform. NYMEX may also offer financial incentives that we are unable to match to traders to trade on their open-outcry trading floors, as it has done in the past. Any decline in our trading volumes as a result of the floor closure in the short-term or long-term will negatively impact our transaction fees and, therefore, our revenues. Historically, we have derived a substantial portion of our futures business revenues from transaction fees generated from trades executed on our open-outcry trading floor. During the year ended December 31, 2004, only 6.9% of our gross transaction fees and only 4.3% of our net transaction fees in our futures business segment were derived from exchange fees generated by trades executed on our electronic platform. Declining trading volumes may also make our futures markets less liquid than those of competing markets that trade exclusively on an open-outcry trading floor or on both an open-outcry trading floor and an electronic platform. Over time, this decision may prove to be ineffective and could ultimately adversely affect our profitability and competitive position. We also incurred charges in the second quarter of 2005 of $4.8 million in connection with the closure of the open-outcry trading floor. See also “— We face intense competition from regulated exchanges, voice brokers and other electronic platforms, which could adversely affect our business. If we are not able to compete successfully, our business will not survive”.
      Furthermore, our ability to retain existing participants and attract new participants to our futures markets, and to maintain market share and liquidity in our products, may be impaired as a result of any technical problems or failures associated with our platform. See “— Our business may be harmed by computer and communications systems failures and delays” for a more detailed discussion of risks related to the operation of our electronic platform.

We do not own our own clearinghouse and must rely on LCH.Clearnet to provide clearing services for the trading of futures and cleared OTC contracts in our markets. We cannot continue to operate our futures and cleared OTC businesses without clearing services.
      We have contracted with LCH.Clearnet, to provide clearing services to us for all futures contracts traded in our markets pursuant to a contract for an indefinite term that is terminable by either party upon one year’s prior written notice, if not otherwise terminated in accordance with its terms. LCH.Clearnet also provides clearing services to participants in our OTC business that trade designated contracts eligible for clearing. These services are provided pursuant to a separate contract we have entered into with LCH.Clearnet, which continues in force unless either party gives one year’s prior written notice. Our cleared OTC contracts have become a significant component of our business, and accounted for 65.0%, 44.5%, 13.4% and 1.4% of the revenues, net of the intersegment fees, generated by our OTC business for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively.
      The interruption or cessation of these clearing services and our inability to make alternate arrangements in a timely manner could have a material adverse effect on our business, financial condition and results of operations. In particular, if our agreement with LCH.Clearnet with respect to our futures business were terminated, and we could not obtain clearing services from another source, we may be unable to operate our futures markets and would likely be required to cease operations in that segment of our business. For the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, transaction fees generated by our futures business, which are also referred to as exchange fees, accounted for 36.6%, 42.0%, 42.6% and 25.1%, respectively, of our consolidated revenues.
      If our agreement with LCH.Clearnet relating to our OTC business were terminated, we may be unable to offer clearing services in connection with trading OTC contracts in our markets for a considerable period of time. While we would still be able to offer OTC trading in bilateral contracts, our inability to offer trading in cleared contracts, assuming that no other clearing alternatives were available, could significantly impair our ability to compete, particularly in light of the launch of a competing swaps-to-futures clearing facility by one of our competitors and the ease with which other competitors can introduce new cleared OTC and futures products. For the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, transaction fees derived from trading in cleared OTC contracts accounted for 36.9%, 21.7%, 6.4% and 0.9%, respectively, of our consolidated revenues. Our principal competitor owns its own clearing facility and thus does not face the risk of losing the ability to provide clearing services to participants that we do. Moreover, because it owns its own facility, it may be able to provide clearing services more cost-effectively and can extend clearing services to new products faster than we can. For example, our ability to introduce new cleared OTC products is subject to review by and approval of LCH.Clearnet. In addition, all clearing fees are determined by LCH.Clearnet and may be set at prices higher than those set by our competitors or at levels prohibitive to trading. As discussed below, as an alternative approach, we may establish or acquire our own clearinghouse. However, the number of clearing facilities that are not owned by our competitors is limited, and developing our own clearing facility would be costly and time consuming. Requiring our participants to change clearing facilities may also be disruptive and costly.
      LCH.Clearnet could elect for strategic reasons to discontinue providing clearing services to us for our futures and OTC businesses at any time with appropriate notice. For example, LCH.Clearnet could decide to enter into a strategic alliance with a competing exchange or other trading facility. In addition, according to the terms of our contract with LCH.Clearnet with respect to our OTC business, our relationship may be terminated upon a change in control of either party. The commodity markets have experienced increased consolidation in recent years and may continue to do so, and strategic alliances and changes in control involving various market participants are possible. LCH.Clearnet is owned by its members, which include banks and other financial institutions whose commercial interests are broader than the clearing services business. We cannot assure you that our futures or OTC businesses would be able to obtain clearing services from an alternate provider on acceptable terms or in sufficient time to avoid or mitigate the material adverse effects described above.

If we establish our own clearinghouse, or acquire a clearinghouse or an interest in a clearinghouse, we will be exposed to risks related to the cost of establishing or operating a clearinghouse and the risk of defaults by our participants.
      In order to address the competitive disadvantages of not owning our own clearinghouse, we may in the future decide to establish a clearinghouse that would clear transactions executed in our markets. Alternatively, we might decide to purchase or acquire an interest in an existing clearinghouse for that purpose. Establishing or acquiring a clearinghouse, and subsequently operating the clearinghouse, would require substantial ongoing expenditures and would consume a significant portion of our management’s time, potentially limiting our ability to expand our business in other ways, such as through acquisitions of other companies or the development of new products and services. We cannot assure you that these clearing arrangements would be satisfactory to our participants or would not require substantial systems modifications to accommodate them. The transition to new clearing facilities could also be disruptive and costly to our participants. There are substantial risks inherent in operating a clearinghouse.
      In addition, our establishment or acquisition of a clearinghouse might not be successful and it is possible that the clearinghouse would not generate sufficient revenues to cover the expenses incurred, which would subject us to losses. Moreover, by owning our own clearinghouse, we would in any event be exposed to the credit risk of our participants, to which we are not currently subject and defaults by our participants could subject us to substantial losses. We would also be subject to additional regulation as a result of owning a clearinghouse.
Many of our current shareholders are also our participants and their interests may differ from those of other shareholders.
      Many of our Initial Shareholders and the Gas and Power Firms are both our principal shareholders and participants in our markets. Revenues from these investors accounted for 15.2%, 23.3%, 45.8% and 60.8% of our revenues generated by our OTC business, net of intersegment fees, for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues from all our shareholders that own in excess of 1% of our outstanding common stock accounted for 22.1%, 27.1%, 36.3% and 50.6% of our consolidated revenues for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively. As market participants, these shareholders may have strategic interests that are different from, or that could conflict with, your interests. For example, in their capacity as participants, these investors may favor lower fees for trade execution or other concessions that would presumably reduce our revenues, and therefore, the value of your ownership interest in us. Because of their common interests as participants in our markets, these investors may vote in the same way. They, collectively, will own 58.0% of our outstanding common stock upon the closing of this offering. If these investors vote together on a given matter, they collectively may have the ability to influence the decision, which could involve the election of our directors, the appointment of new management and the potential outcome of any matter submitted to a vote of our shareholders, including mergers, the sale of substantially all of our assets and other extraordinary events. In addition, three of our Initial Shareholders are affiliated with Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and SG Americas Securities, LLC, each an underwriter for this offering.
We are currently subject to regulatory oversight. Failure to comply with existing regulatory requirements, and possible future changes in these requirements, could adversely affect our business.
      We operate our electronic platform as an “exempt commercial market” under the Commodity Exchange Act. As such, we are subject to access, reporting and record-keeping requirements of the Commodity Futures Trading Commission, or the CFTC. However, unlike a futures exchange, our OTC business is not generally regulated by the CFTC. In contrast, ICE Futures, through which we conduct our futures business, operates as a Recognized Investment Exchange in the United Kingdom. As a Recognized Investment Exchange, ICE Futures has regulatory responsibility in its own right and is subject to supervision by the Financial Services Authority pursuant to the Financial Services and Markets Act 2000. ICE Futures is required under the Financial Services and Markets Act 2000 to maintain sufficient financial resources, adequate systems and controls and effective arrangements for monitoring and disciplining its members. ICE Futures’ ability to comply with all applicable laws and rules is largely dependent on its maintenance of compliance, audit and reporting systems. We cannot assure you that these systems and procedures are fully effective. Failure to comply with our regulatory requirements could subject us to significant penalties, including termination of our ability to conduct our regulated businesses.
      Future legislative and regulatory initiatives, either in the United States, the United Kingdom or elsewhere, could affect one or more of the following aspects of our business:

•	the manner in which we communicate and contract with our participants;

•	the demand for and pricing of our products and services;

•	a requirement that we maintain minimum regulatory capital on hand;

•	a requirement that we exercise regulatory oversight with respect to our OTC participants, and assume responsibility for their conduct;

•	a requirement that we implement systems and procedures to maintain and enforce compliance by our OTC participants;

•	our financial and regulatory reporting practices;

•	our record-keeping and record-retention procedures;

•	the licensing of our employees; and

•	the conduct of our directors, officers, employees and affiliates.
      The implementation of new regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs and impede our ability to operate, expand and enhance our electronic platform as necessary to remain competitive and expand our business. Regulatory changes inside or outside the United States or the United Kingdom could materially and adversely affect our business, financial condition and results of operations.
The OTC commodities trading industry in North America has been subject to increased regulatory scrutiny in the recent past, and we face the risk of changes to our regulatory environment in the future, which may diminish trading volumes on our electronic platform.
      Our OTC business is currently subject to only limited regulatory oversight. As an exempt commercial market, we are not subject to registration as an exchange nor to the type of ongoing comprehensive oversight to which exchanges are subject. Instead, we are required to comply with access, reporting and record-keeping requirements of the CFTC. In recent years, however, the market for OTC energy commodities trading has been the subject of increased scrutiny by regulatory and enforcement authorities due to a number of highly publicized problems involving energy commodities trading companies. This increased scrutiny has included investigations by the Department of Justice, the Federal Energy Regulatory Commission and the Federal Trade Commission of alleged manipulative trading practices, misstatements of financial results, and other matters. As a result of the foregoing, in 2002 several significant commercial participants in the energy trading markets ceased all trading operations. Primarily as a result of this, our trading volumes declined from 44.0 million contracts for the year ended December 31, 2002 to 24.3 million contracts for the year ended December 31, 2003. While volumes have since increased to 31.0 million contracts for the year ended December 31, 2004 and 44.4 million contracts for the nine months ended September 30, 2005, we cannot predict whether these trading volumes will remain at these levels or continue to grow in the future.
      In connection with the above referenced investigations, governmental bodies became concerned that various market participants may have used our OTC electronic platform, among other venues such as voice brokers, to conduct potentially manipulative trading activity, and, during this time, we were required to provide extensive information to the authorities in connection with their investigations. This process was costly and the resulting publicity may have discouraged other participants or potential participants from using our platform.
      Furthermore, in the wake of suggestions that manipulative trading practices by certain market participants may have contributed to unseasonably high prices in the wholesale power market in California and other western states in the summer of 2000, and in response to a number of other factors, including the collapse of Enron Corporation and recent energy shortages following Hurricanes Katrina and Rita, legislative and regulatory authorities at both the federal and state levels, as well as political and consumer groups, called for increased regulation and monitoring of the OTC commodities markets in general and the North American natural gas and power markets (currently our most important OTC markets), in particular. For example, regulators in some states publicly questioned whether some form of regulation, including price controls, should be reimposed in OTC commodities markets, particularly in states where power markets were deregulated in recent years. In addition, members of Congress have, at various times in the last several years, introduced legislation seeking to restrict OTC derivatives trading of energy contracts generally and to bring electronic trading of OTC energy derivatives within the direct scope of CFTC regulation. Separate pieces of legislation have recently been introduced in Congress that would (i) provide the CFTC with the authority to require exempt commercial markets to comply with additional regulatory requirements and to require some participants on exempt commercial markets to file reports on their positions, and (ii) place price controls on natural gas derivatives and make those derivatives tradable only on a designated contract market, which is a regulatory status we do not presently hold. If adopted, this legislation could require us and our participants to operate under heightened regulatory burdens and incur additional costs in order to comply with the additional regulations, and could deter some participants from trading on our OTC platform. In addition, the energy bill that was recently signed into law by the President on August 8, 2005, grants to the Federal Energy Regulatory Commission the power to prescribe rules related to the collection and government dissemination of information regarding the availability and price of natural gas and wholesale electric energy. On October 20, 2005, the Federal Energy Regulatory Commission issued a proposed rule designed to prevent manipulation of natural gas and power markets. The proposal clarifies the agency’s authority over market manipulation by all electricity and natural gas sellers, transmission owners and pipe lines, regardless of whether they are regulated by the Federal Energy Regulatory Commission. This proposal and possible future exercises of the Federal Energy Regulatory Commission’s rulemaking powers could adversely impact demand for our data products in the United States.
      We cannot assure you that future unanticipated events in the markets for energy commodities trading will not lead to a recurrence of regulatory scrutiny or to changes in the level of regulation to which our OTC business is subject. Increased regulation of our participants or our markets could materially adversely affect our business. The imposition of stabilizing measures such as price controls in the power or other commodities markets could substantially reduce or potentially even eliminate trading activity in affected markets. New laws and rules applicable to our business could significantly increase our regulatory compliance costs, delay or prevent us from introducing our products and services as planned and discourage some market participants from using our electronic platform. New allegations of manipulative trading by market participants could subject us to regulatory scrutiny and possibly fines or restrictions on our business, as well as adverse publicity. All of this could lead to lower trading volumes and transaction fees, higher operating costs and lower profitability or losses.

If we are unable to keep up with rapid changes in technology and participant preferences, we may not be able to compete effectively.
      To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and reliability of our electronic platform and our proprietary technology. The financial services industry is characterized by rapid technological change, change in use patterns, change in client preferences, frequent product and service introductions and the emergence of new industry standards and practices. These changes could render our existing proprietary technology uncompetitive or obsolete. Our ability to pursue our strategic objectives, including increasing trading volumes on our platform following our recent transition to an all electronic marketplace, as well as our ability to continue to grow our business, will depend, in part, on our ability to:

•	enhance our existing services and maintain and improve the functionality and reliability of our electronic platform, in particular, reducing network downtime;

•	develop or license new technologies that address the increasingly sophisticated and varied needs of our participants;

•	anticipate and respond to technological advances and emerging industry practices on a cost-effective and timely basis; and

•	continue to attract and retain highly skilled technology staff to maintain and develop our existing technology and to adapt to and manage emerging technologies.
      We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology to our participants’ requirements or emerging industry standards in a timely and cost-effective manner. Any failure on our part to remain abreast of industry standards in technology and to be responsive to participant preferences could cause our market share to decline and negatively impact our profitability.
Our operating results are subject to significant fluctuations due to a number of factors. As a result, you will not be able to rely on our operating results in any particular period as an indication of our future performance.
      A number of factors beyond our control may contribute to substantial fluctuations in our operating results — particularly in our quarterly results. As a result of the factors described in the preceding risk factors, you will not be able to rely on our operating results in any particular period as an indication of our future performance. The energy commodities trading industry has historically been subject to variability in trading volumes due primarily to five key factors. These factors include geopolitical events, weather, real and perceived supply and demand imbalances in the underlying energy commodities, the number of trading days in a quarter and seasonality. As a result of one or more of these factors, trading volumes in our markets could decline, possibly significantly, which would adversely affect our revenues derived from transaction fees. If we fail to meet securities analysts’ expectations regarding our operating performance, the price of our common stock could decline substantially. See also “— Risks Relating to this Offering — The market price of our common stock may fluctuate significantly, and it may trade at prices below the initial public offering price”.
Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, our profitability will be adversely affected.
      Our cost structure is largely fixed. We base our expectations of our cost structure on historical and expected levels of demand for our products and services as well as our fixed operating infrastructure, such as computer hardware and software, hosting facilities and security and staffing levels. If demand for our products and services declines and, as a result, our revenues decline, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability will be adversely affected.
Fluctuations in currency exchange rates may adversely affect our operating results.
      We currently generate a significant portion of our revenues and net income and corresponding accounts receivable and cash through sales denominated in pounds sterling, which is the functional currency of our foreign subsidiaries. Of our consolidated revenues, 38.3%, 46.1%, 47.1% and 33.7% were denominated in pounds sterling for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively, and we expect our exposure to foreign currency exchange risk to increase to the extent we are able to expand our futures business. We have foreign currency translation risk equal to our net investment in these subsidiaries. As of September 30, 2005, $59.3 million of our cash and cash equivalents, short-term and long-term investments and restricted cash, $6.5 million of our accounts receivable, $78.3 million of our goodwill and other intangible assets and $142.6 million of our net assets were denominated in pounds sterling.
      We also have foreign currency transaction risk related to the settlement of foreign receivables or payables incurred with respect to trades executed on our electronic platform, including for our OTC European gas and power markets, which are paid in pounds sterling, and for cash accounts of our U.K. subsidiaries held in U.S. dollars. For example, we had foreign currency transaction gains of $1.4 million for the nine months ended September 30, 2005 and foreign currency transaction losses of $1.4 million, $644,000 and $149,000 for the years ended December 31, 2004, 2003 and 2002, respectively. While we currently enter into hedging transactions to help mitigate our foreign exchange risk exposure, primarily with respect to our net investment in our U.K. subsidiaries, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of the levels of our non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we may suffer significant losses, which would adversely affect our operating results and financial condition.
Any infringement by us on the intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the cost of providing, our products and services.
      Patents and other intellectual property rights of third parties may have an important bearing on our ability to offer certain of our products and services. Our competitors as well as other companies and individuals may have obtained, and may be expected to obtain in the future, patent rights related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued, and therefore we cannot evaluate the extent to which our products and services may be covered or asserted to be covered in pending patent applications. Thus, we cannot be sure that our products and services do not infringe on the rights of others or that others will not make claims of infringement against us. For example, in November 2002, NYMEX filed claims against us in the U.S. District Court for the Southern District of New York asserting that, among other things, we infringed copyrights NYMEX claims exist in its publicly available settlement prices that we use in connection with the clearing of certain of our OTC derivative contracts. While the court granted a motion for summary judgment in our favor in September 2005 dismissing all claims brought against us by NYMEX, NYMEX filed a notice of appeal with the court on October 13, 2005. In addition, NYMEX may pursue certain state law claims in New York state court that were dismissed from the federal court case on jurisdictional grounds. If NYMEX successfully appeals the court’s judgment and we are subsequently found to have infringed on NYMEX’s intellectual property rights after a trial, we may incur substantial monetary damages and we may be enjoined from using or referring to one or more types of NYMEX settlement prices. If we are enjoined from using or referring to NYMEX settlement prices, we could lose all or a substantial portion of our cleared trading volume in Henry Hub natural gas and West Texas Intermediate crude oil contracts and the related commission revenues. We derived 28.6% and 17.2% of our consolidated revenues for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, from Henry Hub natural gas and West Texas Intermediate crude oil contracts cleared and settled on the basis of, or by reference to, NYMEX settlement prices. See “Regulation and Legal Proceedings — Legal Proceedings — NYMEX Claim of Infringement”. In addition, we recently settled a patent infringement litigation with EBS in exchange for a payment of $15.0 million to EBS. See “Regulation and Legal Proceedings — Legal Proceedings — EBS Claim of Infringement”.
      In general, if one or more of our products or services is found to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the products or services from the holders of the patents or to redesign the products or services in such a way as to avoid infringing the patents. We also could be required to pay damages if we were found to infringe patents held by others, which could materially adversely affect our business, financial condition and operating results. We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we were unable to obtain such licenses, we may not be able to redesign our products or services at a reasonable cost to avoid infringement, which could materially adversely affect our business, financial condition and operating results.

Some of the proprietary technology we employ may be vulnerable to infringement by others.
      Our business is dependent on proprietary technology and other intellectual property that we own or license from third parties. Despite precautions we have taken or may take to protect our intellectual property rights, third parties could copy or otherwise obtain and use our proprietary technology without authorization. It may be difficult for us to monitor unauthorized use of our intellectual property. We cannot assure you that the steps that we have taken will prevent misappropriation of our proprietary technology or intellectual property.
      We have filed U.S. patent applications for our electronic trade confirmation service, our method to allow a participant to engage in program trading while protecting its data (referred to as ICEMaker), our method for displaying both cleared and bilateral OTC contracts in single price stream, our method for locking prices on electronic trading screens, and our method for exchanging OTC contracts and futures contracts in similar base commodities on an electronic trading platform. We have also filed patent applications in the European Patent Office and Canada for our electronic trade confirmation service and our method for displaying cleared and bilateral OTC contracts in a single price stream, as well as having made a filing under the Patent Cooperation Treaty with respect to ICEMaker. We cannot assure you that we will obtain any final patents covering these services, nor can we predict the scope of any patents issued. In addition, we cannot assure you that any patent issued will be effective to protect this intellectual property against misappropriation. Third parties in Europe or elsewhere could acquire patents covering this or other intellectual property for which we obtain patents in the United States, or equivalent intellectual property, as a result of differences in local laws affecting patentability and patent validity. Third parties in other jurisdictions might also misappropriate our intellectual property rights with impunity if intellectual property protection laws are not actively enforced in those jurisdictions. Patent infringement and/or the grant of parallel patents would erode the value of our intellectual property.
      We have secured trademark registrations for “IntercontinentalExchange” and “ICE” from the United States Patent and Trademark Office, as well as registrations for other trademarks we use in our business. We also have several U.S. and foreign applications pending for other trademarks we use in our business. We cannot assure you that any of these marks for which applications are pending will be registered.
      We may have to resort to litigation to enforce our intellectual property rights, protect our trade secrets, and determine the validity and scope of the intellectual property rights of others or defend ourselves from claims of infringement. We may not receive an adequate remedy for any infringement of our intellectual property rights, and we may incur substantial costs and diversion of resources and the attention of management as a result of litigation, even if we prevail. As a result, we may choose not to enforce our infringed intellectual property rights, depending on our strategic evaluation and judgment regarding the best use of our resources, the relative strength of our intellectual property portfolio and the recourse available to us.

Our limited operating history may make it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and may increase the risk of your investment.
      We began operations in 2000. As a result, we have a limited operating history for you to evaluate in assessing our future prospects. In addition, while the International Petroleum Exchange (which we renamed ICE Futures in October 2005) was established in 1980, we did not begin to operate the business until we acquired the International Petroleum Exchange in June 2001 and integrated it into our business. We also did not offer trading in futures contracts or options on futures contracts exclusively in our electronic markets prior to the closure of our open-outcry trading floor on April 7, 2005. Accordingly, our historic and recent financial results may not be representative of what they may be in the future. We cannot assure you that our growth will continue at the same rate or at all, or that we will not experience declines in revenues and profitability in the future. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company with a limited operating history.

We face significant challenges in implementing our strategic goals of expanding product and service offerings and attracting new market participants to our markets. If we do not meet these challenges, we may not be able to increase our revenues or remain profitable.
      We seek to expand the range of commodity products that can be traded in our markets and to ensure that trading in those new products becomes liquid within a sufficiently short period of time to support viable trading markets. We also seek to expand the number of contracts traded in our futures markets following the closure of our open-outcry trading floor. In meeting these strategic goals, however, we face a number of significant challenges, including the following:

•	To introduce new cleared contracts, we must first obtain the approval of LCH.Clearnet, our provider of clearing services. The timing and terms of LCH.Clearnet’s approval may prevent us from bringing new cleared contracts to market as quickly and competitively as our competitors. The approval of LCH.Clearnet and the timing of its receipt will depend upon the type of product proposed, the type and extent of system modification required to establish clearing functionality for the relevant product and the integration of the new contract with our electronic platform and other challenges posed. This could result in a substantial delay between development of a cleared contract and its offering on our electronic platform.

•	When we introduced new OTC products initially, we obtained order flow commitments from leading market participants, which were instrumental in the development of liquid markets for those products. However, we do not intend to obtain comparable commitments with regard to new products that we introduce, which could make successful development of new trading markets particularly uncertain.

•	To expand the use of our electronic platform to additional participants and contracts, we must continue to expand capacity without disrupting functionality to satisfy evolving customer requirements.

•	To introduce new trading-related services, we must develop additional systems technology that will interface successfully with the wide variety of unique internal systems used by our participants. These challenges may involve unforeseen costs and delays.

•	As an early-stage company, we must continue to build significant brand recognition among commodities market participants in order to attract new participants to our markets. This will require us to increase our marketing expenditures. The cost of our marketing efforts may be greater than we expect, and we cannot assure you that these efforts will be successful.
      Even if we resolve these issues and are able to introduce new products and services, there is no assurance that they will be accepted by our participants, attract new market participants, or be competitive with those offered by other companies. If we do not succeed in these efforts on a consistent, sustained basis, we will be unable to implement our strategic objectives. This would seriously jeopardize our ability to increase and diversify our revenues, remain profitable and continue as a viable competitor in our markets.

Reductions in our commission rates resulting from competitive pressures could lower our revenues and profitability.
      We expect to experience pressure on our commission rates as a result of competition we face in our futures and OTC markets. Some of our competitors offer a broader range of products and services to a larger participant base, and enjoy higher trading volumes, than we do. Consequently, our competitors may be able and willing to offer commodity trading services at lower commission rates than we currently offer or may be able to offer. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in commission rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or payments in order to induce trading in their markets, rather than ours. To date, we have not offered our participants similar incentives except as described below.
      We have offered our trade execution services to market participants without charge for trading West Texas Intermediate crude oil bullets in our OTC market in an effort to increase the liquidity of this market. This fee waiver began in November 2004 and extends through the end of 2005. We recognized $113,000,

$240,000 and $858,000 in commission fee revenues for West Texas Intermediate crude oil bullet contracts for the years ended December 31, 2004, 2003 and 2002, respectively. Assuming trading volumes for the period would have remained unchanged if we had charged our customary fee, we would have generated commission fees for West Texas Intermediate crude oil bullets of $1.1 million during the nine months ended September 30, 2005. Similar efforts by us or our competitors in the future could have an adverse effect on our profitability.

Our business may be harmed by computer and communications systems failures and delays.
      We support and maintain many of the systems that comprise our electronic platform. Our failure to monitor or maintain these systems, or to find replacements for defective components within a system in a timely and cost-effective manner when necessary, could have a material adverse effect on our ability to conduct our business. Our systems are located primarily in Atlanta, Georgia and our backup facilities fully replicate our primary data center. Our redundant systems or disaster recovery plans may prove to be inadequate.
      Our systems, or those of our third party providers, may fail or, due to capacity constraints, may operate slowly, causing one or more of the following:

•	unanticipated disruption in service to our participants;

•	slower response time and delays in our participants’ trade execution and processing;

•	failed settlement by participants to whom we provide trade confirmation or clearing services;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	our distribution of inaccurate or untimely market data to participants who rely on this data in their trading activity; and

•	financial loss.
      We could experience system failures due to power or telecommunications failures, human error on our part or on the part of our vendors or participants, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism or terrorism and similar events. In these instances, our disaster recovery plan may prove ineffective. If any one or more of these situations were to arise, they could result in damage to our business reputation, participant dissatisfaction with our electronic platform, prompting participants to trade elsewhere, or exposure to litigation or regulatory sanctions. As a consequence, our business, financial condition and results of operations could suffer materially.

Our systems and those of our third party service providers may be vulnerable to security risks, which could result in wrongful use of our information, or which could make our participants reluctant to use our electronic platform.
      We regard the secure transmission of confidential information on our electronic platform as a critical element of our operations. Our networks and those of our participants and our third party service providers, including LCH.Clearnet, may, however, be vulnerable to unauthorized access, computer viruses, firewall or encryption failures and other security problems. We may be required to expend significant resources to protect ourselves and our participants against the threat of security breaches or to alleviate problems caused by security breaches. Although we intend to continue to implement industry standard security measures, we cannot assure you that those measures will be sufficient to protect our business against losses or any reduced trading volume incurred in our markets as a result of any significant security breaches on our platform.

We rely on specialized management and employees.
      Our future success depends, in part, upon the continued contributions of our executive officers and key employees who we rely on for executing our business strategy and identifying new strategic initiatives. These individuals possess extensive experience in the energy commodities trading industry and financial services markets generally, and possess extensive technology skills. We rely in particular on Jeffrey C. Sprecher, our chief executive officer, Charles A. Vice, our president and chief operating officer, Richard V. Spencer, our chief financial officer, Edwin D. Marcial, our chief technology officer, and David S. Goone, our head of business development and sales, as well as certain other employees responsible for product development and technological development within our company. Although we have entered into employment agreements with each of the executive officers and key employees described in the previous sentence, it is possible that one or more of these persons could voluntarily terminate their employment agreements with us. Any loss or interruption of the services of our executive officers or key product development or technology personnel could result in our inability to manage our operations effectively or to execute our business strategy. We cannot assure you that we would be able to find appropriate replacements for these key personnel if the need arose. We may have to incur significant costs to replace key employees who leave, and our ability to execute our business strategy could be impaired if we cannot replace departing employees in a timely manner. Competition in our industry for persons with trading industry and technology expertise is intense.

We rely on third party providers and other suppliers for a number of services that are important to our business. An interruption or cessation of an important service or supply by any third party could have a material adverse effect on our business.
      In addition to our dependence on LCH.Clearnet as a clearing service provider, we depend on a number of suppliers, such as online service providers, hosting service and software providers, data processors, software and hardware vendors, banks, and telephone companies, for elements of our trading, clearing and other systems. For example, we rely on Atos Euronext Market Solutions Limited for the provision of a trade registration system that routes trades executed in our markets to LCH.Clearnet for clearing. Atos Euronext Market Solutions Limited and other companies within the Euronext, N.V. group of companies, are potential competitors to both our futures business and our OTC business, which may affect the continued provision of these services in the future. In addition, we rely on a large international telecommunications company for the provision of hosting services. If this company were to discontinue providing these services to us, we would likely experience significant disruption to our business until we were able to establish connectivity with another provider.
      We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of an important service or supply by any third party and our inability to make alternative arrangements in a timely manner, or at all, would result in lost revenues and higher costs.
      In addition, our participants may access our electronic platform through ten independent software vendors, which represent a substantial portion of the independent software vendors that serve the commodities markets. The loss of a significant number of independent software vendors providing access could make our platform less attractive to participants who prefer this form of access.

As a financial service provider, we are subject to significant litigation and liability risks.
      Many aspects of our business, and the businesses of our participants, involve substantial risks of liability. These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary loss to a participant or that an unauthorized trade occurred. For example, dissatisfied participants that have traded on our electronic platform, or those on whose behalf our participants have traded, may make claims regarding the quality of trade execution, or alleged improperly confirmed or settled trades, abusive trading practices, security and confidentiality breaches, mismanagement or even fraud against us or our participants. In addition, because of the ease and speed with which sizable trades can be executed on our electronic platform, participants can lose substantial amounts by inadvertently entering trade orders or by entering them inaccurately. A large number of significant error trades could result in participant dissatisfaction.
      As a result, we could incur significant legal expenses defending claims against us, even those without merit. The adverse resolution of any lawsuits or claims against us could result in our obligation to pay substantial damages, and cause us reputational harm. Our participants may face similar legal challenges, and these challenges could affect their ability or willingness to trade on our electronic platform. The initiation of lawsuits or other claims against us, or against our participants with regard to their trading activities, could adversely affect our business, financial condition and results of operations, whether or not these lawsuits or other claims are resolved in our favor. If we violate the terms and provisions of the Commodity Exchange Act under which we operate our OTC business, or if the CFTC concludes or believes we have violated other provisions of the Commodity Exchange Act, we could also be exposed to substantial liability. See also “— We are currently subject to regulatory oversight. Failure to comply with existing regulatory requirements, and possible future changes in these requirements, could adversely affect our business”.

If we are compelled to monitor our OTC participants’ compliance with applicable standards, our operating expenses and exposure to private litigation could increase.
      While we have self regulatory status in our futures business, we currently do not assume responsibility for enforcing compliance with applicable commercial and legal standards by our participants when they trade OTC contracts in our markets. If we determined that it was necessary to undertake such a role in respect of OTC products — for example, to deter unfavorable regulatory actions, to respond to regulatory actions or simply to maintain our participants’ confidence in the integrity of our OTC markets — we would have to invest heavily in developing new compliance and surveillance systems, and our operating expenses could increase significantly. Our assumption of such a role could also increase our exposure to lawsuits from dissatisfied participants and other parties claiming that we failed to deter inappropriate or illegal conduct.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our financial condition and operating results.
      Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. Our policies and procedures to identify, monitor and manage our risks may not be fully effective. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. We cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed.

We may acquire other businesses, products or technologies. If we do, we may be unable to integrate them with our business, or we may impair our financial performance.
      If appropriate opportunities present themselves, we may acquire businesses, products or technologies that we believe have strategic value. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, product or technology, we have limited experience, other than with respect to ICE Futures, in integrating a significant acquisition into our business. The process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of our stock that dilute shareholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing intangible assets with estimable useful lives, any of which could harm our business, financial condition or results of operations.
Risks Relating to this Offering

There has been no prior public market for our common stock, and we cannot assure you that an active trading market in our stock will develop or be sustained.
      Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or be sustained after this offering. Although our common stock has been approved for listing on the New York Stock Exchange, we do not know whether third parties will find our common stock to be attractive or whether firms will be interested in making a market in our common stock. Also, if you purchase shares of common stock in this offering, you will pay a price that was not established in public trading markets. The initial public offering price of our common stock will be determined through negotiation between us and the representatives of the underwriters and thus may not be indicative of the market price for our common stock after this offering. Consequently, you may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Through their affiliates, the lead underwriters for this offering are also selling shareholders, and therefore have interests in this offering beyond customary underwriting discounts and commissions.
      The lead underwriters for this offering, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., are affiliates of Morgan Stanley Capital Group Inc. and The Goldman Sachs Group, Inc., respectively, each of which is participating as a selling shareholder in this offering. In addition, SG Americas Securities, LLC, an underwriter for this offering, is an affiliate of Société Générale Financial Corporation, which is participating as a selling shareholder in this offering. We expect that Morgan Stanley Capital Group Inc. will sell 1,395,395 shares, or 17.8% of its interest in us, The Goldman Sachs Group, Inc. will sell 1,100,000 shares, or 14.6% of its interest in us, and Société Générale Financial Corporation will sell 1,500,000 shares, or 34.3% of its interest in us. There may be a conflict of interest between their interests as selling shareholders (i.e., to maximize the value of their investment) and their interests as underwriters (i.e., in negotiating the initial public offering price). As affiliates of participants in this offering that are seeking to realize the value of their investment in us, the lead underwriters have interests beyond customary underwriting discounts and commissions.

The trading market for our common stock could be adversely affected because legal rules will make it impracticable for Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. to make a market in our common stock.
      The significant equity ownership in our company that each of Morgan Stanley Capital Group Inc. and The Goldman Sachs Group, Inc. will hold following completion of this offering will require them to comply with SEC rules governing purchases and sales of our common stock. See “Principal and Selling Shareholders”. These rules will make it impracticable for the lead underwriters of this offering, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (affiliates of Morgan Stanley Capital Group Inc. and The Goldman Sachs Group, Inc., respectively), to make markets in our common stock after the completion of this offering. Although Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. will be permitted to purchase shares of our common stock in the secondary market on behalf of the underwriting syndicate in connection with covering any short position established by the syndicate and to execute unsolicited customer agency orders, they will not be able to make a market in our common stock. See “Underwriting”. Other members of the underwriting syndicate may engage in market-making activities with respect to our common stock. However, they are under no obligation to do so and may stop market-making activities at any time. Although these syndicate members may engage in market-making activities, restrictions on the ability of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. to engage in market-making may adversely affect the trading market for our common stock.

The market price of our common stock may fluctuate significantly, and it may trade at prices below the initial public offering price.
      The market price of our common stock after this offering may fluctuate significantly from time to time as a result of many factors, including:

•	investors’ perceptions of our prospects;

•	investors’ perceptions of the prospects of the commodities markets and more broadly, the energy markets;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	fluctuations in quarterly operating results;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	changes or trends in our industry, including trading volumes, competitive or regulatory changes or changes in the commodities markets;

•	changes in valuations for exchanges and other trading facilities in general;

•	adverse resolution of new or pending litigation against us;

•	additions or departures of key personnel;

•	changes in general economic conditions; and

•	broad market fluctuations.
      In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us or our major participants, as well as announced changes in our business plans or those of our competitors, could adversely affect the trading price of our stock, regardless of the likely outcome of those developments. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the initial public offering price.

Future sales of our shares could adversely affect the market price of our common stock.
      If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, or if we issue a large number of shares of our common stock in connection with future acquisitions, the market price of our common stock could decline significantly. Sales by our existing shareholders might also make it more difficult for us to raise equity capital by selling new common stock at a time and price that we deem appropriate.
      Based on shares outstanding as of September 30, 2005, upon completion of this offering we will have 55,466,753 shares of common stock outstanding. Of these outstanding shares, the 16,000,000 shares sold in this offering will be freely tradable in the public market. The remaining 39,466,753 shares will be restricted securities as defined in the SEC’s Rule 144 and may be sold by the holders into the public market from time to time in accordance with Rule 144. Over 90% of these restricted shares will be eligible for sale under Rule 144 following expiration of the lockup agreements described below.
      We have granted Continental Power Exchange, Inc. and other designated Class A2 shareholders, including Morgan Stanley Capital Group Inc. and The Goldman Sachs Group, Inc., each an affiliate of the lead underwriters in this offering, the right to require us to register their shares of our common stock that they will receive upon conversion of their Class A2 shares from time to time following the consummation of this offering, which represents approximately 36.4 million shares. Accordingly, the number of shares subject to registration rights is substantial and the sale of these shares may have a negative impact on the market price for our common stock. These shares are subject to the lock-up agreements described below. See “Shares Eligible for Future Sale” for a discussion of the registration rights applicable to Continental Power Exchange, Inc. and those applicable to designated Class A2 shareholders.
      We and the holders of approximately 94.6% of our shares outstanding and all of our shares issuable under options and restricted stock award agreements outstanding as of September 30, 2005 — including our directors and officers — have agreed to a 180-day lockup, meaning that, for a period of 180 days following the date of this prospectus, we and they will not sell shares of our common stock. However, this lockup is subject to several exceptions, and our lead underwriters in their sole discretion may release any of the securities subject to the lockup, at any time without notice.
      After this offering, we intend to register initially 9,100,000 shares of our common stock for issuance of shares pursuant to, or upon the exercise of, options granted under, our employee stock option plans, restricted stock plans or equity incentive plan. We may increase the number of shares registered for this purpose from time to time. Once we register these shares, they will be able to be sold in the public market upon issuance.

Delaware law and some provisions of our organizational documents and employment agreements make a takeover of our company more difficult.
      Provisions of our charter and bylaws may have the effect of delaying, deferring or preventing a change in control of our company. A change of control could be proposed in the form of a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, these provisions could make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our charter and bylaws will:

•	require that the number of directors be determined, and any vacancy or new board seat be filled, only by the board;

•	not permit shareholders to act by written consent, other than for certain class votes by holders of the Class A common stock;

•	not permit shareholders to call a special meeting unless at least a majority of the shareholders join in the request to call such a meeting;

•	allow a meeting of shareholders to be adjourned or postponed without the vote of shareholders;

•	permit the bylaws to be amended by a majority of the board without shareholder approval, and require that a bylaw amendment proposed by shareholders be approved by 66 2/3% of all outstanding shares;

•	require that notice of shareholder proposals be submitted between 90 and 120 days prior to the scheduled meeting; and

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, by our board of directors without shareholder approval.
      In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested shareholder” for three years after the shareholder becomes an interested shareholder, unless the corporation’s board of directors and shareholders approve the business combination in a prescribed manner or the interested shareholder has acquired a designated percentage of our voting stock at the time it becomes an interested shareholder.
      Our employment agreements with our executive officers also contain change in control provisions. Under the terms of these employment agreements, all of the stock options granted to these officers after entering into the agreement will fully vest and become immediately exercisable if such officer’s employment is terminated following, or as a result of, a change in control of our company. In addition, the executive officer is entitled to receive a significant cash payment. See “Management — Employment Agreements and Benefit Plans — Termination — Termination Following a Change in Control” for a discussion of these provisions.
      These and other provisions of our organizational documents, employment agreements and Delaware law may have the effect of delaying, deferring or preventing changes of control or changes in management of our company, even if such transactions or changes would have significant benefits for our shareholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

Your share ownership in our company will be immediately and substantially diluted.
      If you purchase shares of our common stock in this offering, you will experience an immediate and substantial dilution of $22.49 per share (assuming the common stock is offered at $25.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus) because the price that you pay will be substantially greater than the pro forma net tangible book value per share of such stock based on the pro forma net tangible book value per share as of September 30, 2005. This dilution is due to the fact that when our existing shareholders purchased or were otherwise issued shares of our common stock in the past, they did so at prices that were significantly lower than the price at which our common stock is being offered to the public in this offering.

We do not expect to pay any dividends for the foreseeable future.
      We do not anticipate paying any dividends to our shareholders for the foreseeable future. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend upon our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors our board deems relevant.

We will have broad discretion over the use of proceeds to us from this offering, and we may not use these funds in a manner of which you will approve.
      We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the use and application of these proceeds. Although we expect to use the net proceeds for working capital and general corporate purposes, we have not allocated these net proceeds for specific purposes and cannot assure you that we will use these funds in a manner of which you will approve.

FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements that are based on our present beliefs and assumptions and on information currently available to us. You can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, our discussion of the following matters:

•	The statements in “Prospectus Summary — The Offering” and “Dividend Policy” concerning our current intention not to pay any cash dividends.

•	The statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Environment” and “Industry Overview — Industry Trends — Increasing Adoption of Energy Commodities as an Investable Asset Class” and “— New Market Participants” concerning management’s expectations regarding the business environment in which it operates and trends in our industry.

•	The statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues” concerning our plans not to adjust commission rates and our belief that we will attract trading without entering into order flow agreements.

•	The statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Expenses” concerning management’s expectations of various costs.

•	The statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Segment Reporting — Our Futures Business Segment” concerning the benefits that we anticipate will result from the closure of our open-outcry trading floor and the complete transition of all futures trading in our markets to our electronic platform.

•	The statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Future Capital Requirements” concerning our belief that cash flows will be sufficient to fund our working capital needs and capital expenditures through the end of 2006.

•	The statements in “Business — Our Growth Strategy” concerning our plans and intentions to attract new market participants, increase the connectivity to our marketplace, expand our market data business, develop new products and services, and pursue select strategic acquisitions and alliances.

•	The statements “Business — Our Products and Services” concerning our belief that our electronic trade confirmation service could attract new market participants.

•	The statements in “Business — Technology” concerning our electronic platform and disaster recovery system technologies and our belief that we would be able to gain access on a timely basis to comparable products and services if our key technology contracts were terminated.

•	The statements in “Regulation and Legal Proceedings” concerning regulation and litigation involving our company.

USE OF PROCEEDS
      Assuming an initial offering price of $25.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, we expect to receive net proceeds from our sale of shares in this offering of $53.3 million after deducting the estimated underwriting discount and offering expenses, which are payable by us. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders, including any proceeds from the selling shareholders’ sale of additional shares upon exercise of the underwriters’ option to purchase additional shares.
      The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to public equity markets, enable us to provide incentives to our employees through equity-linked compensation programs and provide increased visibility in the market. Publicly tradable shares of our common stock may also be used as an acquisition currency. On November 23, 2004, we borrowed the entire $25.0 million available under our credit facility with Wachovia Bank, National Association to fund a portion of the $67.5 million redemption of our Class B common stock. On October 18, 2005, we entered into an amendment with Wachovia to increase the amount available under our credit facility to $50.0 million. The borrowings outstanding under the credit facility mature on November 17, 2007. We intend to use a portion of the proceeds of this offering for the repayment in full of all outstanding debt under this facility, which as of September 30, 2005, amounted to $13.0 million, bearing interest at a 30-day LIBOR locked interest rate of 4.66%. We otherwise currently do not have specific plans for the use of the net proceeds of the offering. We expect that we will use the net proceeds for general corporate purposes, including expanding and diversifying our products and services.
      We may also use a portion of the net proceeds to acquire complementary businesses, products and technologies, although we have no current agreements or commitments to do so. Pending these uses, we intend to invest the net proceeds of this offering in short-term money-market and money-market equivalent securities.
DIVIDEND POLICY
      We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents, restricted cash, short-term investments and capitalization as of September 30, 2005 on an actual basis and on a pro forma as adjusted basis to reflect the sale of 2,500,000 shares of our common stock offered by us in this offering at an assumed initial public offering price of $25.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses payable by us.
      The outstanding share information excludes:

•	4,626,109 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2005 under our 2000 Stock Option Plan, 1,425,424 shares issuable pursuant to outstanding awards under the 2004 Restricted Stock Plan as of September 30, 2005 and 21,742 shares issuable pursuant to outstanding awards under the 2003 Restricted Stock Deferral Plan for Outside Directors as of September 30, 2005; and

•	511,834 shares of our common stock available for future issuance under our 2000 Stock Option Plan and 2,125,000 shares available for future issuance under our 2005 Equity Incentive Plan, in each case, as of September 30, 2005.
      This table should be read in conjunction with “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2005

		As
		Adjusted
		for this
	Actual	Offering

	(in thousands)
Cash and cash equivalents(1)	$34,234	$74,484

Restricted cash	$12,098	$12,098

Short-term investments(2)	$11,998	$11,998

Long-term portion of revolving credit facility	$13,000	$—

Redeemable stock put(3)	38,242	—

Shareholders’ equity(4):
Preferred Stock, $0.01 par value per share, no shares authorized, issued or outstanding, actual; 25,000,000 shares authorized and no shares issued or outstanding, as adjusted for the recapitalization and this offering	—	—
Common Stock, $0.01 par value per share, no shares authorized, issued or outstanding and undesignated, actual; 194,275,000 shares authorized and 16,000,000 shares issued and outstanding, as adjusted for the recapitalization and this offering(5)	—	160
Class A common stock, Series 1, $0.01 par value per share, 5,725,159 shares authorized; 2,862,579 shares issued and outstanding, actual; 5,725,000 shares authorized and 2,862,579 shares issued and outstanding, as adjusted for the recapitalization and this offering	29	29
Class A common stock, Series 2, $0.01 par value per share, 75,000,000 shares authorized, 51,638,483 shares issued and 50,104,174 shares outstanding, actual; 75,000,000 shares authorized, 38,138,483 shares issued and 36,604,174 shares outstanding, as adjusted for the recapitalization and this offering	516	381
Treasury stock, at cost	(5,541)	(5,541)
Additional paid-in capital	40,655	132,122
Deferred stock compensation	(5,017)	(5,017)
Retained earnings	73,711	73,711
Accumulated other comprehensive income	22,040	22,040

Total shareholders’ equity	126,393	217,885

Total capitalization	$177,635	$217,885

(1)	Cash and cash equivalents, as adjusted for this offering, is net of $4.7 million in estimated offering expenses. However, of these estimated expenses, $2.8 million have already been paid and are excluded from cash and cash equivalents, actual, as of September 30, 2005.

(2)	An additional $27.0 million is classified as long-term investments. See note 3 to our consolidated financial statements that are included elsewhere in this prospectus.

(3)	In October 2005, we entered into an agreement with our predecessor company, Continental Power Exchange, Inc., to cancel the redeemable stock put effective upon the closing of this offering. The pro forma balance sheet impact of the cancellation of the redeemable stock put as of September 30, 2005 is a reduction to the redeemable stock put balance of $38.2 million, and a corresponding increase to additional paid-in capital of $38.2 million. The value of the redeemable stock put will be adjusted to reflect any difference in the share price of our common stock as of the closing of this offering from the share price of our common stock as of September 30, 2005. The balance sheet impact of the put cancellation as of the closing of our initial public offering will be a reduction to the redeemable stock put balance of an amount equal to the share price of our common stock as of the closing of this offering multiplied by the number of shares underlying the put, and a corresponding increase to additional paid-in capital. See note 9 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	In connection with our recapitalization, effective immediately prior to the closing of this offering, we will amend our charter and bylaws to authorize the creation of a new class of common stock and preferred stock, and effect a 1 for 4 reverse stock split of our outstanding shares of Class A common stock. For a description of our recapitalization, see “Organization and Recapitalization”. All shares to be sold by the selling shareholders will be converted from the Class A2 shares held by such holders into shares of new common stock immediately prior to the closing of this offering. All references to common as adjusted for the recapitalization and this offering include these Class A2 shares as new common stock.

(5)	In November 2004, we exercised the mandatory redemption option and redeemed all outstanding shares of our Class B redeemable common stock. Until the effectiveness of our recapitalization, these shares will be classified as undesignated shares of common stock.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon the completion of this offering.
      The following information is presented on a pro forma basis reflecting the recapitalization and the creation of a new class of common stock, which together with our Class A common stock, we refer to as common stock. The recapitalization is described in greater detail under the heading “Organization and Recapitalization”.
      The table below illustrates per share dilution to new investors, beginning with pro forma net tangible book value per share. We determined pro forma net tangible book value per share by dividing the pro forma net tangible book value (total book value of tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding as of September 30, 2005. Our pro forma net tangible book value as of September 30, 2005 equaled $86.0 million, or $1.62 per share of common stock.
      After giving effect to the sale of shares of common stock to be sold in this offering at an assumed initial public offering price of $25.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value as adjusted, as of September 30, 2005, would have equaled $139.3 million, or $2.51 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.89 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $22.49 per share to new investors of common stock in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering:

Assumed initial public offering price per share		$25.00
Pro forma net tangible book value per share as of September 30, 2005	$1.62
Increase in pro forma net tangible book value per share attributable to this offering	0.89

Pro forma net tangible book value per share after this offering		2.51

Dilution per share to new investors		$22.49

      The following table summarizes, as of September 30, 2005, the differences between our existing shareholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $25.00 per share, as specified above, after deducting the estimated underwriting discount and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percentage	Amount	Percentage	Share

Existing shareholders	52,966,753	95.49%	$115,472,811	68.44%	$2.18
New investors	2,500,000	4.51	53,250,000	31.56	21.30

Total	55,466,753	100%	$168,722,811	100%

      The preceding tables assume no issuance of shares of common stock under our stock plans after September 30, 2005. As of September 30, 2005, 4,626,109 shares were subject to outstanding options under our 2000 Stock Option Plan at a weighted average exercise price of $8.44 per share. Also, there were 1,425,424 shares subject to outstanding awards under the 2004 Restricted Stock Plan and 21,742 shares subject to outstanding awards under the 2003 Restricted Stock Deferral Plan for Outside Directors as of September 30, 2005. To the extent that these outstanding options are exercised or restricted shares are issued, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following tables present our selected consolidated financial data as of and for the dates and periods indicated. We derived the selected consolidated financial data set forth below as of and for the nine months ended September 30, 2005 and for the nine months ended September 30, 2004 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We derived the selected consolidated financial data set forth below for the years ended December 31, 2004, 2003 and 2002 and as of December 31, 2004 and 2003 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We derived the selected consolidated financial data set forth below as of December 31, 2002, 2001 and 2000, for the year ended December 31, 2001, for the period from May 11, 2000 through December 31, 2000 and for the period from January 1, 2000 through May 10, 2000 from our audited consolidated financial statements, which are not included in this prospectus. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated data.
      The selected consolidated financial data, captioned as “Predecessor Company”, with respect to the period January 1, 2000 to May 10, 2000, reflects the financial statements of our predecessor, Continental Power Exchange, Inc. Upon our formation on May 11, 2000, Continental Power Exchange, Inc. contributed all of its assets and liabilities to us. Continental Power Exchange, Inc.’s operations prior to our formation on May 11, 2000 qualify as a predecessor entity under regulations of the SEC and have therefore been included in our consolidated financial statements. We converted from a limited liability company to a corporation on June 15, 2001.
      Effective upon the closing of this offering, we will amend our charter and bylaws to simplify our capital structure and governance procedures. We describe the transactions that are part of our planned recapitalization under the heading “Organization and Recapitalization”.
      The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

								Predecessor
								Company

							Period from	Period from
	Nine Months Ended						May 11, 2000	January 1, 2000
	September 30,		Year Ended December 31,				through	through
							December 31,	May 10,
	2005	2004	2004	2003	2002	2001	2000	2000

	(in thousands, except for share and per share data)
Consolidated Statement of Income/(Loss) Data
Revenues(1):
Transaction fees, net(2)	$100,780	$67,832	$90,906	$81,434	$118,794	$63,526	$2,711	$—
Data services fees	8,483	7,013	9,691	7,742	5,141	2,589	—	—
Trading access fees	2,996	2,626	3,595	2,461	490	102	—	—
Other	2,344	2,447	4,222	2,109	1,065	646	—	—

Total revenues	114,603	79,918	108,414	93,746	125,490	66,863	2,711	—

Operating expenses:
Cost of hosting	989	1,060	1,279	1,715	3,962	2,245	766	—
Compensation and benefits	25,815	21,673	30,074	26,236	27,906	15,970	2,777	193
Professional services	10,161	11,144	14,523	15,138	15,876	8,301	2,695	—
Selling, general and administrative	11,099	9,453	13,120	12,398	12,425	6,365	1,102	391
Floor closure costs(3)	4,814	—	—	—	—	—	—	—
Settlement expense(4)	15,000	—	—	—	—	—	—	—
Depreciation and amortization(5)	11,428	12,248	17,024	19,341	14,368	7,052	1,232	(12)

Total operating expenses	79,306	55,578	76,020	74,828	74,537	39,933	8,572	572

								Predecessor
								Company

							Period from	Period from
	Nine Months Ended						May 11, 2000	January 1, 2000
	September 30,		Year Ended December 31,				through	through
							December 31,	May 10,
	2005	2004	2004	2003	2002	2001	2000	2000

	(in thousands, except for share and per share data)
Operating income (loss)	35,297	24,340	32,394	18,918	50,953	26,930	(5,861)	(572)
Other income (expense), net	2,879	1,917	1,328	948	1,492	(385)	(331)	(23)

Income (loss) before income taxes	38,176	26,257	33,722	19,866	52,445	26,545	(6,192)	(595)
Income tax expense	12,626	9,147	11,773	6,489	17,739	10,748	—	—

Net income (loss)(6)	$25,550	$17,110	$21,949	$13,377	$34,706	$15,797	$(6,192)	$(595)

Redemption adjustments to redeemable stock put(7)	(20,659)	—	—	8,378	(10,730)	(6,144)	(4,086)	—
Deduction for accretion of Class B redeemable common stock(8)	—	—	—	(1,768)	(3,656)	(1,876)	—	—

Net income (loss) available to common shareholders	$4,891	$17,110	$21,949	$19,987	$20,320	$7,777	$(10,278)	$(595)

Earnings per common share (pro forma and actual)(9)(10):
Basic	$0.09	$0.32	$0.42	$0.37	$0.37	$0.26

Diluted	$0.09	$0.32	$0.41	$0.37	$0.37	$0.26

Weighted average common shares outstanding (pro forma and actual)(9)(10):
Basic	52,884,917	52,864,881	52,865,108	54,328,966	54,392,602	29,778,672
Diluted	53,448,161	53,061,893	53,062,078	54,639,708	54,850,095	29,873,789

(1)	We generate revenues from related parties in the ordinary course of our business. For a presentation and discussion of our revenues attributable to related parties for the nine months ended September 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, see our consolidated statements of income and note 12 to our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues — Transaction Fees.”

(3)	In April 2005, we closed our open-outcry trading floor in London to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position. Costs associated with the floor closure were $4.8 million and are classified as “Floor closure costs” in the accompanying consolidated statement of income for the nine months ended September 30, 2005. Floor closure costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. See note 19 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	In September 2005, we settled the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, we made a payment of $15.0 million, and were released from the legal claims brought against us without admitting liability. The payment was recorded as “Settlement expense” in the accompanying consolidated statement of income for the nine months ended September 30, 2005. See note 14 to our consolidated financial statements that are included elsewhere in this prospectus.

(5)	Our chief executive officer purchased Continental Power Exchange, Inc. in October 1997, which resulted in negative goodwill of $266,000 and a writedown of property and equipment. The negative amounts of depreciation and amortization expense during the period from January 1, 2000 through May 10, 2000 primarily relate to the amortization of the negative goodwill in excess of the depreciation of property and equipment. In connection with our acquisition in June 2001 of the International Petroleum Exchange (which we renamed ICE Futures in October 2005), we amortized $1.7 million in goodwill and indefinite-lived other intangible assets during the year ended December 31, 2001. We did not record any amortization expense on these assets, in accordance with the accounting standards, subsequent to 2001.

(6)	The financial results for the nine months ended September 30, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding these charges, our consolidated net income for the nine months ended September 30, 2005 would have been $38.2 million, representing a 123.5% increase from $17.1 million for the nine months ended September 30, 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure”.

(7)	We granted a put option to Continental Power Exchange, Inc. in connection with our formation that could require us under certain circumstances to purchase its equity interest in our business at a purchase price equal to the greater of the fair market value of the equity interest or $5 million. See “Certain Relationships and Related Transactions — Continental Power Exchange, Inc. Put Agreement”. We initially recorded the redeemable stock put at the minimum $5 million redemption threshold. We have adjusted the redeemable stock put to its redemption amount at each subsequent balance sheet date. The adjustment to the redemption amount has been recorded to retained earnings or, in the absence of positive retained earnings, additional paid-in capital. In October 2005, we entered into an agreement with Continental Power Exchange, Inc. to cancel the redeemable stock put upon the closing of this offering. See note 9 to our consolidated financial statements that are included elsewhere in this prospectus. In connection with the termination of the put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which we may be obligated to pay the expenses of registration, including underwriting discounts up to a maximum of $4.5 million. See “Shares Eligible for Future Sale — Additional Shares that May be Registered”.

(8)	We redeemed all of our Class B redeemable common stock on November 23, 2004 at a price of $23.58 per share, for aggregate consideration of $67.5 million. Upon its issuance on June 18, 2001, we recorded our Class B redeemable common stock at its discounted present value of $60.2 million. We recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of our Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.

(9)	We have presented our data for the year ended December 31, 2001 on a pro forma basis as if our conversion from a limited liability company to a corporation, which occurred on June 15, 2001, had occurred on January 1, 2001. For more details of this conversion, see the description under the heading “Organization and Recapitalization”. The share and per share data for the nine months ended September 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002 are based on actual historical data.

(10)	In connection with our recapitalization, immediately prior to the completion of this offering we will amend our charter to effect a 1 for 4 reverse stock split of our common stock. All share data and per share data have been adjusted retroactively for all periods presented to give effect to the reverse stock split. For a description of our recapitalization, see “Organization and Recapitalization”. The recapitalization will have no financial impact on our consolidated statements of income or financial statement balances.

	As of
	September 30,	As of December 31,

	2005	2004	2003	2002	2001	2000

	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents(1)	$34,234	$61,199	$44,913	$33,627	$25,610	$9,485
Restricted cash and restricted short-term investments(1)(2)	12,098	18,421	36,797	8,876	8,157	—
Short-term investments	11,998	5,700	12,000	4,000	—	—
Total current assets	86,205	100,042	105,893	60,841	46,814	13,234
Property and equipment, net	18,518	19,364	25,625	32,843	18,567	9,104
Long-term investments(3)	26,951	—	—	—	—	—
Goodwill and other intangible assets, net	78,602	86,075	81,448	73,950	67,727	—
Total assets	212,092	207,518	214,879	170,053	134,957	22,357
Total current liabilities	26,661	34,440	17,917	17,603	30,023	5,183
Revolving credit facility — current and long-term(1)	13,000	25,000	—	—	—	—
Related-party notes payable — current and long-term	—	—	—	—	16,201	15,540
Obligations under capital leases — current and long-term	—	482	2,130	2,656	1,306	—
Class B redeemable common stock(1)	—	—	67,500	65,732	62,076	—
Redeemable stock put(4)	38,242	17,582	17,582	25,960	15,230	9,086
Shareholders’ and members’ equity (deficit)(2)	126,393	132,149	101,194	50,021	19,540	(7,452)

(1)	The redemption of the Class B redeemable common stock occurred in November 2004, which resulted in a $18.5 million reduction in cash and cash equivalents, a $24.0 million reduction in restricted short-term investments, a $25.0 million increase in current and long-term debt and a corresponding $67.5 million reduction in Class B redeemable common stock.

(2)	We early adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, during 2003, which resulted in the consolidation of a variable interest entity and an increase in restricted short-term investments and a corresponding increase in additional paid-in capital of $24.0 million.

(3)	Represents available-for-sale investments that we intend to hold for more than one year pursuant to our cash investment policy. See note 3 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	In October 2005, we entered into an agreement with Continental Power Exchange, Inc. to cancel the redeemable stock put upon the closing of this offering. See note 9 to our consolidated financial statements that are included elsewhere in this prospectus.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001(1)

	(in thousands, except for percentages)
Operating Data:
Our Market Share of Selected Key Products:
Total crude oil futures contracts traded globally(2)	69,083	58,762	78,477	69,450	67,173	55,926
IPE Brent Crude oil futures contracts traded	22,287	19,291	25,458	24,013	21,493	18,395
Our crude oil futures market share(2)	32.3%	32.8%	32.4%	34.6%	32.0%	32.9%

Total cleared Henry Hub natural gas contracts traded on us and NYMEX-ClearPort	37,533	14,052	21,241	6,869	1,170	—
Our cleared Henry Hub natural gas contracts traded	29,983	10,703	15,887	4,512	792	—
Our market share — cleared Henry Hub natural gas vs. NYMEX-ClearPort(3)	79.9%	76.2%	74.8%	65.7%	67.7%	—%

Total cleared PJM financial power contracts traded on us and NYMEX-ClearPort	1,484	513	748	149	—	—
Our cleared PJM financial power contracts traded	965	321	513	6	—	—
Our market share — cleared PJM financial power vs. NYMEX-ClearPort(4)	65.0%	62.4%	68.7%	4.0%	—%	—%

Our Average Daily Trading Fee Revenues(5):

Our futures business average daily exchange fee revenues	$222	$188	$179	$158	$125	$92

Our bilateral OTC business average daily commission fee revenues	81	80	80	112	330	194
Our cleared OTC business average daily commission fee revenues	224	83	94	24	5	—

Our OTC business average daily commission fee revenues	305	163	174	136	335	194

Our total average daily exchange fee and commission fee revenues	$527	$351	$353	$294	$460	$286

Our Trading Volume(6):

Futures volume	30,524	26,801	35,541	33,341	30,441	26,423
Futures average daily volume	162	141	140	132	121	104
OTC volume	44,431	21,703	30,961	24,260	43,982	24,875
OTC average daily volume	235	115	123	97	175	99

(1)	Information for 2001 for our futures business reflects trading activity for the entire year, including trading activity that occurred prior to our acquisition in June 2001 of the International Petroleum Exchange (which we renamed ICE Futures in October 2005).

(2)	Total crude oil futures contracts traded globally and our resulting crude oil futures market share is calculated based on the number of IPE Brent Crude futures contracts traded as compared to the total IPE Brent Crude futures contracts, NYMEX Light Sweet Crude and Dublin Brent Crude futures contracts traded.

(3)	Our cleared Henry Hub market share versus NYMEX-ClearPort is calculated based on the number of IntercontinentalExchange cleared Henry Hub natural gas contracts traded as a percentage of the total IntercontinentalExchange cleared Henry Hub natural gas contracts and NYMEX-ClearPort Henry Hub natural gas futures contracts traded.

(4)	Our cleared PJM financial power market share versus NYMEX-ClearPort is calculated based on the number of IntercontinentalExchange cleared PJM financial power contracts traded as a percentage of the total IntercontinentalExchange cleared PJM financial power contracts and NYMEX-ClearPort cleared PJM financial power contracts traded. PJM refers to the Pennsylvania, New Jersey and Maryland power trading hub. The NYMEX-ClearPort cleared PJM financial power contract was launched in April 2003 and our PJM financial power contract was launched in November 2003. Data regarding the volumes of NYMEX-ClearPort cleared PJM financial power contracts traded is derived from the Futures Industry Association.

(5)	Represents the total commission fee and exchange fee revenues for the year divided by the number of trading days during that year.

(6)	Volume is calculated based on the number of contracts traded in our markets, or the number of round turn trades. Each round turn represents a matched buy and sell order of one contract. Average daily volume represents the total volume, in contracts, for the period divided by the number of trading days during that period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. The following discussion is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in our “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Overview
      We operate the leading electronic global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products. We are the only marketplace to offer an integrated electronic platform for side-by-side trading of energy products in both futures and OTC markets. Through our electronic trading platform, our marketplace brings together buyers and sellers of derivative and physical energy commodities contracts. We operate our business in two distinct markets: futures markets and OTC markets. Futures markets offer trading in standardized derivative contracts on a regulated exchange and OTC markets offer trading in over-the-counter derivative contracts, including contracts that provide for the physical delivery of an underlying commodity and financial settlement based on the prices of underlying commodities. During the nine months ended September 30, 2005, 30.5 million contracts were traded in our futures markets and 44.4 million contracts were traded in our OTC markets, up 13.9% from 26.8 million futures contracts traded during the nine months ended September 30, 2004 and up 104.7% from 21.7 million OTC contracts traded during the nine months ended September 30, 2004. During the year ended December 31, 2004, 35.5 million contracts were traded in our futures markets and 31.0 million contracts were traded in our OTC markets, up 6.6% from 33.3 million futures contracts traded during the year ended December 31, 2003 and up 27.6.% from 24.3 million OTC contracts traded during the year ended December 31, 2003.
      For financial reporting purposes, our business is comprised of two segments: our futures business segment and our OTC business segment. Our futures business segment consists of trade execution in futures contracts and options on futures contracts, which we conduct through our subsidiary, ICE Futures. Until recently, we offered futures trading both on our electronic platform and on our open-outcry trading floor. We closed our open-outcry trading floor in London on April 7, 2005. All of our futures trading is now conducted exclusively in our electronic markets. We made this decision to maintain and enhance our competitive position in our futures markets, and to take advantage of the increasing acceptance and adoption of electronic trading. Our OTC business segment consists of trade execution in OTC energy contracts conducted exclusively on our electronic platform and the provision of trading-related services, including OTC electronic trade confirmation and OTC risk management functionality. As part of both our futures and OTC business segments, we also offer a variety of market data services.
      We have experienced rapid growth in our revenues, net income and operating cash flow since trading commenced on our electronic platform in August 2000. Our consolidated revenues grew to $108.4 million for the year ended December 31, 2004 from $2.7 million for the combined year ended December 31, 2000. Our consolidated net income increased to $21.9 million for the year ended December 31, 2004 from a net loss of $6.8 million for the combined year ended December 31, 2000. Our consolidated net cash flows from operating activities grew to $40.2 million in net cash provided by operating activities for the year ended December 31, 2004 from $2.9 million in net cash used in operating activities for the combined year ended December 31, 2000. On a consolidated basis, we generated $114.6 million in revenues for the nine months ended September 30, 2005, a 43.4% increase compared to $79.9 million for the nine months ended September 30, 2004, and $25.6 million in net income for the nine months ended September 30, 2005, a 49.3% increase compared to $17.1 million for the nine months ended September 30, 2004. The financial results for the nine months ended September 30, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to the payment to EBS to settle litigation.

Corporate Structure and Ownership
      In 1997, Jeffrey C. Sprecher, our founder, chairman and chief executive officer, acquired Continental Power Exchange, Inc., our predecessor company, to develop a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. In May 2000, our company was formed, and Continental Power Exchange, Inc. contributed all of its assets to us, which consisted principally of electronic trading technology, and its liabilities, in return for a minority equity interest in our company. In connection with our formation, seven leading wholesale commodities market participants, either directly or through affiliates, acquired equity interests in our company and entered into order flow agreements with us. We refer to these leading commodities market participants (or their affiliates as the case may be) as our Initial Shareholders. In November 2000, six leading natural gas and power companies, which we refer to as the Gas and Power Firms, acquired equity interests in our business, entered into order flow agreements with us and made a $30.0 million cash payment to us. The following firms are our Initial Shareholders: BP Products North America Inc. (formerly known as BP Exploration and Oil, Inc.), DB Structured Products, Inc. (formerly known as Deutsche Bank Sharps Pixley Inc.), The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., S T Exchange Inc. (an affiliate of Royal Dutch Shell), Société Générale Financial Corporation and Total Investments USA Inc. (an affiliate of Total S.A.). The Gas and Power Firms that are currently shareholders are affiliated with the following firms: American Electric Power Company, Duke Energy, El Paso Energy Partners and Mirant. Two additional Gas and Power Firms, Aquila and Reliant, are no longer shareholders. The order flow agreements committed the Initial Shareholders and the Gas and Power Firms to execute minimum annual volumes of transactions on our electronic platform. These order flow agreements expired between 2002 and 2003. See “— Sources of Revenues — Transaction Fees” and “Certain Relationships and Related Transactions”.
      On June 18, 2001, we expanded our marketplace to include futures trading by acquiring IPE Holdings Plc, the owner of the International Petroleum Exchange (which we renamed ICE Futures in October 2005), in a share-for-share exchange. At that time, the International Petroleum Exchange was operated predominantly as a floor-based open-outcry exchange. In connection with this acquisition, we converted from a limited liability company, IntercontinentalExchange, LLC, to our present corporate form by merging into IntercontinentalExchange, Inc., a Delaware corporation and the surviving entity of the merger. In connection with the acquisition, we issued 2,862,579 Class A1 shares and 2,862,579 Class B redeemable shares to the former shareholders of the International Petroleum Exchange in return for their shares in the company. The Class B redeemable shares were subject to redemption at $23.58 per share under certain circumstances related to the IPE’s benchmark contracts being traded exclusively on our electronic platform for a period of time. In November 2004, we amended our charter to permit early redemption of the Class B redeemable shares at $23.58 per share, and redeemed all 2,862,579 Class B redeemable shares for an aggregate redemption price of $67.5 million.
      Effective immediately prior to the closing of this offering, we will amend our charter to create a new class of common stock, which we refer to as new common stock, and we will grant conversion rights to our holders of Class A1 shares and Class A2 shares, which will permit them to convert their shares into shares of new common stock, subject to such terms and conditions and subject to such conversion procedures as our board may authorize. In our amended charter, we will effect a 1 for 4 reverse stock split to reduce the number of outstanding Class A1 shares and Class A2 shares. For a detailed discussion of our recapitalization, please refer to “Organization and Recapitalization” elsewhere in this prospectus.
Our Business Environment
      Trading activity in global derivatives markets has risen in the past decade as the number of available trading products and venues has increased. This, in turn, has enabled a growing number and range of market participants to access these markets. As energy markets began to deregulate in the early 1990’s, new derivative products were developed to satisfy the increasing demand for energy risk management tools and investment strategies. The range of derivative energy products has expanded to include instruments such as futures, forwards, swaps, differentials, spreads and options. Volume growth in both our futures markets and our OTC markets has been driven by steadily increasing demand for these contracts and our ability to provide liquidity in the markets for these products.
      Our business is primarily transaction-based, and changes in trading volumes have a direct impact on our business and profitability. Trading volumes are driven primarily by the degree of volatility in commodities prices. Higher price volatility increases the need to hedge contractual price risk and creates opportunities for arbitrage or speculative trading. In addition to price volatility, changes in global energy prices, such as those experienced in recent years in crude oil, can have a significant impact on our trading volumes. While our trading volumes and transaction fees decreased in our OTC business segment in 2003 from the levels in 2002, following a period of reduced liquidity in the OTC markets, our trading volumes and transaction fees increased in our futures business segment during the same period. Trends in our trading volumes and transaction fees have also been driven by varying levels of liquidity both in our markets and in the broader markets for energy commodities trading, which influence trading volumes across all of the markets we operate. Our trading volumes in our futures business segment may also be affected by our recent closure of our open-outcry trading floor.
      The futures markets are highly regulated and offer trading of standardized contracts. The futures markets are also more structured and mature than the institutional markets for OTC energy trading. According to the Futures Industry Association, the number of energy futures contracts traded for the year ended December 31, 2004 was 243.5 million, up from 68.7 million contracts traded for the year ended December 31, 1995, representing an average compounded growth rate of 15.1% per annum. In our futures business segment, rising demand for, among other things, risk management instruments in the energy sector has driven record trading volumes for seven consecutive years.
      Unlike the futures markets, the OTC markets generally involve limited regulation and offer customization of contract terms by counterparties. While the OTC markets are maturing, contracts traded in the OTC markets generally remain less standardized than the futures markets and the markets generally have been characterized by opaqueness and fragmentation of liquidity. We have introduced a number of structural changes to OTC markets to increase both transparency and liquidity, including the introduction of our electronic platform, cleared OTC contracts and transaction-based indices.
      In our OTC business segment, we experienced rapid growth in trading volumes through the middle of 2002. Beginning in mid-2002, however, the North American OTC energy markets experienced a dramatic decline in liquidity and trading volumes following highly publicized problems involving energy companies, including widespread credit downgrades, investigations by the Department of Justice, the Federal Energy Regulatory Commission and the Federal Trade Commission, relating to alleged manipulative trading and price reporting practices, misstatements of financial results, and other matters. As a result of the foregoing, several significant market participants reduced or eliminated their energy trading operations near the end of 2002. While trading volumes in our OTC markets declined to 24.3 million contracts for the year ended December 31, 2003 from 44.0 million contracts for the year ended December 31, 2002, primarily as a result of these events, we experienced a 9.5% increase from 2002 to 2003 in trading volumes in our futures markets, partially as a result of some participants migrating their trading to the more regulated futures markets.
      As a result of these events, participants in the OTC markets became increasingly focused on managing counterparty credit risk and trading for hedging needs, rather than speculation or arbitrage. As the credit quality of trading counterparties and the overall credit environment improved during late 2003 and new risk management tools were introduced, participants began to increase their activity in the OTC markets. With the introduction of cleared OTC contracts, the market began to experience an influx of new OTC market participants. Financial services companies, such as financial institutions, hedge funds and proprietary trading firms began entering the OTC markets in increasing numbers due to the introduction of new bilateral and cleared trading products, electronically available markets, risk management tools, increased price volatility, and the availability of experienced energy traders displaced from merchant energy companies.
      We launched the industry’s first cleared OTC energy contracts in North America in March 2002, which reduced the amount of capital required to trade and the credit risk associated with bilateral OTC trading by interposing an independent clearinghouse as a counterparty to trades in these new contracts. Clearing through a central clearinghouse offers market participants the ability to cross-margin. Cross-margining means that a participant is able to have offsetting positions taken into account in determining its margin requirements, which could reduce the amount of margin the participant must deposit with the futures commission merchant through which it clears transactions. As a result of the introduction of OTC clearing, the addition of new participants and an improved credit environment in the markets for energy commodities trading, our OTC markets experienced steady growth during the year ended December 31, 2004 and during the nine months ended September 30, 2005, although we cannot predict whether this growth will continue in the future. Trading volumes in our OTC markets increased 27.6% to 31.0 million contracts for the year ended December 31, 2004 from 24.3 million contracts for the year ended December 31, 2003. This trend of volume growth has continued with 44.4 million contracts traded during the nine months ended September 30, 2005, a 104.7% increase as compared to 21.7 million contracts traded during the nine months ended September 30, 2004.
      We believe that the long-standing move toward electronic trade execution, together with the lower barriers to entry for new market participants and the increased adoption of energy commodities as a tradable, investable asset class, will support continued growth in our markets. As participants continue to use more sophisticated financial instruments and risk management approaches and strategies to help manage their exposure to energy commodities, we believe there remains considerable opportunity for further growth in energy derivatives trading on a global basis.
Variability in Quarterly Comparisons
      In addition to general conditions in the financial markets and in the energy markets in particular, energy trading has historically been subject to variability in trading volumes due primarily to five key factors. These factors include geopolitical events, weather, perceived supply and demand imbalances in underlying energy commodities, the number of trading days in a quarter and seasonality.

•	Geopolitical Events: Geopolitical events tend to impact global oil prices and may impact global oil supply. Because crude oil prices often move in conjunction with changes in the perception of geopolitical risk, these events in the past have impacted trading activities in our markets due to the increased need for risk management in times of uncertainty.

•	Weather: Weather events have been an important factor in energy price volatility and the supply and demand of energy commodities and, therefore, the trading activities of market participants. Unexpected or extreme weather conditions, such as low temperatures or hurricanes, and other events that cause demand increases, supply disruptions or unexpected volatility tend to result in business disruptions and expanded hedging and trading activity in our markets.

•	Real and Perceived Supply and Demand Imbalances: Government agencies, such as the Energy Information Administration, regularly track energy supply data. Reporting on supply or production may impact trading volumes due to real or perceived supply and demand imbalances.

•	Number of Trading Days: The variability in the number of business days in each quarter affects our revenues, and will affect quarter-to-quarter revenue comparisons, since trading generally only takes place on business days.

•	Seasonality: Participants engaged in oil, natural gas and power businesses tend to experience moderate seasonal fluctuations in demand, although such seasonal impacts have been negated in periods of high volume trading.
      These and other factors could cause our revenues to fluctuate from quarter to quarter. These fluctuations may affect the reliability of quarter to quarter comparisons of our revenues and operating results when, for example, these comparisons are between quarters in different seasons. Inter-seasonal comparisons will not necessarily be indicative of our results for future periods.
Segment Reporting
      For financial reporting purposes, our business is divided into two segments: our futures business segment and our OTC business segment. For a discussion of these segments and related financial disclosure, refer to note 16 to our consolidated financial statements and related notes included elsewhere in this prospectus.

Our Futures Business Segment
      We conduct our futures business through our subsidiary, ICE Futures. ICE Futures operates as a Recognized Investment Exchange in the United Kingdom, where it is regulated by the Financial Services Authority. The International Petroleum Exchange was founded in 1980 as a traditional open-outcry exchange by a group of leading energy and trading companies. All futures and options trades executed in our futures markets are cleared by LCH.Clearnet. Trades in our futures markets may only be executed in the name of exchange members for the members’ own account or their clients’ account. Members and their customers include many of the world’s largest energy companies and leading financial institutions. We do not risk our own capital by engaging in any trading activities or by extending credit to market participants.
      Until recently, we offered futures trading both on our electronic platform and on our open-outcry trading floor. We closed our open-outcry trading floor in London on April 7, 2005. Since that date, all of our futures trading is conducted exclusively on our electronic platform. Our decision to close our open-outcry trading floor was made to take advantage of the increasing acceptance and adoption of electronic trading and to maintain and enhance our competitive position in our futures markets. We believe that the transition of our futures markets to electronic trading has enhanced our competitive position by consolidating existing liquidity in our markets that was previously divided between the open-outcry trading floor and our platform. We believe that increased liquidity in our electronic futures markets has attracted new participants interested in trading energy derivatives. With the growing acceptance of electronic trade execution due to the advantages it offers over traditional floor trading — direct market access, improved speed and quality of trade execution, market transparency and reduced trading costs — we believe that we will be competitively positioned to extend electronic trading on our platform to products for which there is an interest to trade electronically. During the period following the closure of our open-outcry trading floor, aggregate trading volumes in our futures markets have increased from the three months ended March 31, 2005 and the comparable periods in 2004. Aggregate futures trading volumes were 11.9 million contracts for the three months ended September 30, 2005, a 31.9% increase compared to 9.0 million contracts for the three months ended September 30, 2004. Aggregate futures trading volumes were 30.5 million contracts for the nine months ended September 30, 2005, a 13.9% increase compared to 26.8 million contracts for the nine months ended September 30, 2004. Average daily volumes for the three months ended September 30, 2005 were 183,000 contracts compared to 139,000 contracts for the three months ended September 30, 2004, and 143,000 contracts for the three months ended March 31, 2005. Average daily volumes initially decreased to 137,000 contracts traded in April 2005 from 151,000 contracts traded in March 2005, 140,000 in February 2005 and 138,000 in January 2005. However, the 9.1% decrease in average daily volumes from March 2005 to April 2005 represents a lesser percentage decrease than the average decrease of 10.4% from March to April in the years 2000 through 2004. Beginning in May 2005, trading volumes increased and, in certain cases, have reached record levels. The initial decline in April was due in part to the displacement of floor-based traders following the floor closure on April 7, 2005. Many of these traders later began trading electronically along with new participants on our platform. We achieved a record monthly trading volume in our futures business in May 2005 with average daily trading volumes of 159,000 contracts. We subsequently achieved a record monthly average daily trading volume of 173,000 contracts in June 2005, 189,000 contracts in August 2005 and 190,000 contracts in September 2005. We also achieved daily volume records for Brent Crude futures and total futures of 231,000 and 296,000 contracts traded, respectively, on August 10, 2005. As discussed above, the energy markets are subject to variability in trading volumes between periods in part for reasons outside of our control. For that reason, we believe it is more meaningful to compare volumes in the current year period to the same period in the prior year.
      We expect to achieve cost savings of approximately $1.4 million in 2005 and ranging from approximately $4.0 million to $5.0 million annually in 2006 and 2007 in connection with our decision to close our open-outcry trading floor. These cost savings primarily relate to reduced compensation and benefits expenses, rent and occupancy expenses and selling, general and administrative expenses. However, in the near term, any cost savings will be offset by a charge of $4.8 million that we recorded in the quarter ended June 30, 2005 in connection with expenses we incurred as part of the closure of our open-outcry trading floor and full migration of futures trading to our electronic platform. These expenses primarily include lease termination costs, employee termination costs and property and equipment disposals relating to our open-outcry trading floor. Furthermore, because our electronic platform can accommodate substantially greater trading volumes, and the cost of operating our platform is largely fixed, we expect to benefit from increased operating leverage in our futures business.
      We offer market participants trading in two types of instruments in our futures markets:

•	Futures: A futures contract is a standardized contract to buy or sell a specified quantity of an underlying asset during a particular month.

•	Options: An option is a contract that conveys to the buyer the right, but not the obligation, to call (buy) or put (sell) an underlying futures contract at a price determined at the time of execution of the option.
      Our IPE Brent Crude futures contract is a benchmark contract relied upon by a broad range of market participants, including certain large oil producing nations, to price their crude oil. During the nine months ended September 30, 2005, the average daily quantity of Brent crude oil traded in our markets was 118 million barrels, with an average notional daily value of over $6.5 billion. We believe that market participants are increasingly relying on this contract for their risk management activities, as evidenced by steady increases in traded volumes over the past several years.
      The following table presents, for the periods indicated, selected statement of income data in dollars and as a percentage of revenues for our futures business segment:

	Nine Months Ended September 30,				Year Ended December 31,

	2005	%	2004	%	2004	%	2003	%	2002	%

	(dollar amounts in thousands)
Revenues(1):
Transaction fees, net(2):
IPE Brent Crude futures	$30,619	60.0%	$25,752	59.7%	$32,176	57.6%	$28,497	58.0%	$22,092	57.9%
Other futures products and options	11,352	22.2	9,963	23.1	13,323	23.9	11,463	23.3	9,445	24.8
Data services fees	5,488	10.7	4,837	11.2	6,319	11.3	6,292	12.8	5,073	13.3
Intersegment fees	1,531	3.0	135	0.3	353	0.6	79	0.2	—	—
Trading access fees	1,066	2.0	856	2.0	1,224	2.2	762	1.5	395	1.0
Other	1,087	2.1	1,572	3.7	2,465	4.4	2,080	4.2	1,140	3.0

Total revenues	51,143	100.0	43,115	100.0	55,860	100.0	49,173	100.0	38,145	100.0

Operating expenses:
Selling, general and administrative expenses(3)	18,150	35.5	17,683	41.0	23,823	42.6	22,681	46.1	20,809	54.6
Intersegment expenses(4)	7,521	14.7	5,601	13.0	7,530	13.5	4,735	9.6	62	0.2
Floor closure costs(5)	4,814	9.4	—	—	—	—	—	—	—	—
Depreciation and amortization	1,889	3.7	1,725	4.0	2,415	4.3	2,117	4.3	962	2.5

Total operating expenses	32,374	63.3	25,009	58.0	33,768	60.5	29,533	60.1	21,833	57.2

Operating income	18,769	36.7	18,106	42.0	22,092	39.5	19,640	39.9	16,312	42.8
Other income, net	2,484	4.9	1,756	4.1	1,927	3.4	1,133	2.3	1,002	2.6
Income tax expense	7,438	14.5	7,091	16.4	8,407	15.1	7,270	14.8	6,060	15.9

Net income(5)	$13,815	27.0%	$12,771	29.6%	$15,612	27.9%	$13,503	27.5%	$11,254	29.5%

(1)	We generate revenues from related parties in the ordinary course of our business. Revenues attributable to related parties were $8.1 million and $4.8 million for the nine months ended September 30, 2005 and 2004, respectively, and $6.4 million, $5.5 million and $9.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. For a discussion of our related parties, see note 12 to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “— Sources of Revenues — Transactions Fees”.

(3)	Includes professional service fees and compensation and benefits expenses.

(4)	Intersegment expenses represent fees paid by our futures business segment for support provided by the OTC business segment to operate the electronic trading platform used in our futures business.

(5)	The financial results for the nine months ended September 30, 2005 include $4.8 million in expenses incurred relating to the closure of the open-outcry trading floor in London. Excluding these floor closure charges, our futures business net income for the nine months ended September 30, 2005 would have been $16.9 million, representing a 32.7% increase as compared to $12.8 million for the nine months ended September 30, 2004. See “— Non-GAAP Financial Measure”.
      In our futures business segment, we earn fees from both parties to each futures contract or option on futures contract that is traded, based on the volume of the commodity underlying the futures or option contract that is traded. In our futures business, we refer to these fees as exchange fees. We derived exchange fees of $42.0 million and $35.7 million for the nine months ended September 30, 2005 and 2004, respectively, representing 36.6% and 44.7%, respectively, of our consolidated revenues, and $45.5 million, $40.0 million and $31.5 million for the years ended December 31, 2004, 2003 and 2002, respectively, representing 42.0%, 42.6% and 25.1%, respectively, of our consolidated revenues. A contract is a standardized quantity of the physical commodity underlying each futures contract. For example, the IPE Brent Crude futures contract trades in a contract size of 1,000 net barrels, or 42,000 U.S. gallons of crude oil.
      The following table presents the underlying commodity size per futures and options contract traded in our futures markets as well as the relevant standard of measure for each contract:

Futures Contract	Size	Measure

IPE Brent Crude	1,000	Barrels
IPE Gas Oil	100	Metric Tonnes
IPE Natural Gas	1,000	Therms per day
IPE Electricity	1	Megawatt Hours

Options Contract	Size	Measure

IPE Brent Crude options	1	IPE Brent Crude futures contracts
IPE Gas Oil options	1	IPE Gas Oil futures contracts
      The following table presents, for the periods indicated, trading activity in our futures markets for commodity type based on the total number of contracts traded:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands)
Number of contracts traded:
IPE Brent Crude futures	22,287	19,291	25,458	24,013	21,493
IPE Gas Oil futures	7,772	6,980	9,356	8,430	8,156
Other(1)	465	530	727	898	792

Total	30,524	26,801	35,541	33,341	30,441

(1)	Consists primarily of IPE Natural Gas futures, IPE Brent Crude options and IPE Gas Oil options.

      The following chart presents the futures exchange fee revenues by contract traded in our markets for the periods presented:

(1)	Presented net of $2.3 million of exchange fee rebates. For a discussion of these rebates, see “— Sources of Revenues — Transaction Fees”.
      The following table presents our average daily open interest for our futures contracts. Open interest is the number of contracts (long or short) that a member holds either for its own account or on behalf of its clients. Open interest refers to the total number of contracts that are currently open — in other words, contracts that have been traded but not yet liquidated by either an offsetting trade, exercise, expiration or assignment. The level of open interest in a contract is often considered a measure of the strength of an exchange’s competitive position in that contract. In general, the higher the level of open interest, the greater the extent it is being used as a hedging and risk management tool. Open interest is also a measure of the health of a market both in terms of the number of contracts which members and their clients continue to hold in the particular contract and by the number of contracts held for each contract month listed by our exchange.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands)
Open Interest (in contracts):
IPE Brent Crude futures	338	335	336	299	260
IPE Gas Oil futures	223	170	164	148	191
Other(1)	41	37	35	43	54

Total	602	542	535	490	505

(1)	Consists primarily of IPE Natural Gas futures, IPE Brent Crude options and IPE Gas Oil options.

      We charge exchange fees to ICE Futures’ 38 clearing members for contracts traded for their own account and for contracts traded on behalf of their customers or local traders. As ICE Futures’ operations are currently centered in London, we consider all revenues derived from exchange fees to be generated in the United Kingdom. We also provide market data services in our futures business segment based on trading volumes and prices in our futures markets. Some indication of the geographical dispersal of ICE Futures’ external participants can be discerned from the location of the market data terminals through which our futures data is distributed. Of the approximately 20,100 terminals, 49.4% are located in Europe, 42.4% in North America and the remaining 8.2% are located primarily in Asia.
      The revenues generated in our futures business are denominated in pounds sterling, which is the functional currency of ICE Futures and related U.K. subsidiaries. We translate these revenues and expenses into U.S. dollars using the average exchange rates for the reporting period. Gains and losses from foreign currency transactions are included in other income (expense) in our consolidated statements of income. We may experience substantial gains or losses from foreign currency transactions given the significant operations of our futures business segment. We record any translation adjustments in accumulated other comprehensive income, a separate component of shareholders’ equity.

Our OTC Business Segment
      Our OTC business segment consists primarily of the operation of global OTC commodities markets on our electronic platform. We offer market participants a wide selection of derivative contracts, as well as contracts for physical delivery of commodities, to satisfy their trading objectives, whether they relate to risk management, asset allocation, ensuring physical delivery of select commodity products, speculation or arbitrage. A substantial portion of the trading volume in our OTC business segment relates to approximately 15-20 highly liquid contracts in natural gas, power and oil. In addition, we offer trading in a wide range of complementary “niche” products that are customized to specific market requirements and preferences.
      The OTC products available for trading in our markets fall into the following general contract types:

•	Forwards and Swaps: Forwards are individually negotiated agreements between two parties to deliver a specified quantity of an underlying asset, on a specified date, and at a specified location. Swaps are financially settled derivative contracts through which counterparties exchange or “swap” risk of two different assets with differing risk and performance profiles.

•	Differentials and Spreads: Differentials, or basis swaps, are contracts that allow counterparties to “swap” delivery (or the financial equivalent of delivery) of a commodity between two different delivery points. Spreads are the simultaneous purchase and sale of forward or swap contracts for different months, different commodities or different grades of the same commodity.

•	Options: Options are contracts that convey to the buyer the right, but not the obligation, to require the seller to make or take delivery of a stated quantity of a specified commodity at a specified price.
      Our most liquid and actively traded OTC markets include contracts that can be traded bilaterally or cleared at the participant’s option. In order to provide participants with access to centralized clearing and settlement, we launched the industry’s first cleared natural gas and global oil contracts in the OTC markets in North America in March 2002, followed by our first cleared OTC power contracts in November 2003. Our participants, representing many of the world’s largest energy companies and leading financial institutions, as well as hedge funds, proprietary trading firms, and natural gas and electric utilities, rely on our platform for price discovery, hedging and risk management. Unlike the futures market, the OTC market does not have an exchange membership structure.
      Revenues in our OTC business segment are generated primarily through commission fees earned from trades, and from the provision of OTC market data and electronic trade confirmation services. While we charge a monthly minimum commission fee for access to our electronic platform, we derive a substantial portion of our OTC revenues from commission fees paid by participants for each trade that they execute or clear based on the underlying commodity volume. Commission fees are payable by each counterparty to a trade and, for bilateral trades, are generally due within 30 days of the invoice date. We do not risk our own capital by engaging in any trading activities or by extending credit to market participants.
      In addition to our commission fees, a participant that chooses to clear a trade must pay a fee to LCH.Clearnet for the benefit of clearing and another for the services of the relevant member clearing firm, or futures commission merchant. Consistent with our futures business, we derive no direct revenues from the clearing process and participants pay the clearing fees directly to LCH.Clearnet and the futures commission merchants. However, we believe that the introduction of cleared OTC contracts has attracted new participants to our platform, which has led to increased liquidity in our markets. We believe that the increase in liquidity has led to increased trading volumes in North American natural gas and power traded in our OTC markets. Transaction or commission fees derived from trading in cleared OTC contracts represent an increasing percentage of our total OTC revenues. For the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, these transaction fees represented 65.0%, 44.5%, 13.4% and 1.4% of our total OTC revenues, respectively, net of intersegment fees. We intend to continue to support the introduction of these products in response to the requirements of our participants.
      Trading participants located in North America accounted for 88.9% of our OTC commission fee revenues for the year ended December 31, 2004, trading participants located in Europe generated 6.0% of our OTC commission fee revenues for the year ended December 31, 2004, and the remaining 5.1% represents trading participants located primarily in Asia. We derived commission fees for OTC trades executed on our electronic platform of $57.6 million, $43.5 million, $34.2 million and $84.0 million for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively, or 50.3%, 40.2%, 36.5% and 66.9%, respectively, of our consolidated revenues. Our OTC commission rates vary by product and are based on the volume of the commodity underlying the contract that is traded.

      The following table presents, for the periods indicated, selected statement of income (loss) data in dollars and as a percentage of revenues for our OTC business segment:

	Nine Months Ended September 30,				Year Ended December 31,

	2005	%	2004	%	2004	%	2003	%	2002	%

	(dollar amounts in thousands)
Revenues(1):
Transaction fees, net(2):
North American natural gas	$43,345	59.8%	$20,133	47.3%	$29,046	48.1%	$16,814	34.0%	$41,845	47.9%
North American power	12,710	17.5	6,627	15.6	9,462	15.7	5,739	11.6	22,255	25.5
Global oil	1,345	1.9	3,241	7.6	3,999	6.6	8,844	17.9	14,205	16.3
Other commodities markets	219	0.3	795	1.9	1,043	1.7	2,821	5.7	5,654	6.5
Electronic trade confirmation	1,190	1.6	525	1.2	789	1.3	165	0.3	39	—
Order flow agreements shortfall payments	—	—	796	1.9	1,068	1.8	7,091	14.4	3,259	3.7
Data services fees	2,995	4.1	2,176	5.1	3,372	5.6	1,450	2.9	68	0.1
Intersegment fees	7,521	10.4	5,601	13.2	7,530	12.5	4,735	9.6	62	0.1
Trading access fees	1,930	2.7	1,770	4.2	2,371	3.9	1,699	3.4	95	0.1
Other	1,257	1.7	875	2.0	1,757	2.9	29	0.1	(75)	(0.1)

Total revenues	72,512	100.0	42,539	100.0	60,437	100.0	49,387	100.0	87,407	100.0

Operating expenses:
Selling, general, administrative and hosting expenses(3)	29,914	41.3	25,647	60.3	35,173	58.2	32,806	66.4	39,360	45.0
Intersegment expenses	1,531	2.1	135	0.3	353	0.6	79	0.2	—	—
Settlement expense(4)	15,000	20.7	—	—	—	—	—	—	—	—
Depreciation and amortization	9,539	13.2	10,523	24.7	14,609	24.2	17,224	34.9	13,406	15.3

Total operating expenses	55,984	77.2	36,305	85.3	50,135	83.0	50,109	101.5	52,766	60.4

Operating income (loss)	16,528	22.8	6,234	14.7	10,302	17.0	(722)	(1.5)	34,641	39.6
Other income (expense), net	395	0.5	161	0.3	(599)	(1.0)	(185)	(0.4)	490	0.6
Income tax expense (benefit)	5,188	7.2	2,056	4.8	3,366	5.6	(781)	(1.6)	11,679	13.4

Net income (loss)(4)	$11,735	16.2%	$4,339	10.2%	$6,337	10.5%	$(126)	(0.3)%	$23,452	26.8%

(1)	We generate revenues from related parties in the ordinary course of our business. Revenues attributable to related parties were $4.6 million and $4.6 million for the nine months ended September 30, 2005 and 2004, respectively, and $6.5 million, $6.7 million and $43.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. For a discussion of our related parties, see note 12 to our consolidated financial statements, which are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “— Sources of Revenues — Transaction Fees”.

(3)	Includes professional service fees and compensation and benefits expenses.

(4)	The financial results for the nine months ended September 30, 2005 include a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding this charge, our OTC business net income for the nine months ended September 30, 2005 would have been $21.3 million, as compared to $4.3 million for the nine months ended September 30, 2004. See “— Non-GAAP Financial Measure”.

      The following tables present, for the periods indicated, the total volume of the underlying commodity and number of contracts traded in our OTC markets, measured in the units indicated in the footnotes:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in millions)
Total Volume:
North American natural gas(1)	98,602	44,326	63,935	34,257	84,302
North American power(2)	1,630	791	1,153	575	2,230
Global oil(3)	646	759	926	1,667	2,439

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands)
Number of contracts traded(4):
North American natural gas	39,441	17,731	25,574	13,703	33,721
North American power	2,380	1,156	1,683	838	3,340
Global oil	2,600	2,709	3,580	6,636	6,563
Other(5)	10	107	124	3,083	358

Total	44,431	21,703	30,961	24,260	43,982

(1)	Measured in million British thermal units, or MMBtu.
(2)	Measured in megawatt hours.
(3)	Measured in equivalent barrels of oil.
(4)	These OTC market volumes are converted into contracts based on the conversion ratios in the table below.
(5)	Consists of the North American emissions, North American weather, North American coal, North American natural gas liquids, European power, European gas, global precious metals and/or global base metals commodities markets.
     The following table presents the underlying commodity size for selected OTC contracts traded in our OTC markets as well as the relevant standard of measure for such contracts:

OTC Contract	Size	Measure

Financial gas	2,500	MMBtu
Physical gas	2,500	MMBtu
European gas	25,000	Therms per day
East power	800	Megawatt Hours per day
West power	400	Megawatt Hours per day
Crude oil	1,000	Barrels
Refined oil	100	Barrels
Precious metals	1,000	Ounces

      The following chart presents the OTC commission fee revenues by commodity traded in our markets for the periods presented:
      The following table presents our average weekly open interest for our cleared OTC contracts:

	Nine Months
	Ended		Year Ended
	September 30,		December 31,

	2005	2004	2004	2003	2002

	(in thousands)
Open Interest (in contracts):
North American gas	943	422	533	131	39
North American power	699	55	71	—	—
Global oil	40	23	28	3	—

Total	1,682	500	632	134	39

      Our participants rely on our platform for price discovery, hedging of physical commodities and risk management and comprise a broad range of participant types. At September 30, 2005, we had over 770 trading participant firms in our OTC markets. The concentration of commission fees derived in our OTC business segment from commercial users, including merchant energy companies, oil producers and utilities, decreased to 56.5% for the year ended December 31, 2004 from 79.4% for the year ended December 31, 2001 as a result of the entry of non-commercial participants into the markets for energy commodities trading. The fastest growing participant segment of our OTC commission revenues is the financial services sector, which includes financial institutions, hedge funds and proprietary trading firms. The entry of these market participants is largely the result of the availability of both electronically traded energy commodity contracts and cleared OTC contracts. See “Business — Our Participant Base”.
      We also offer trade confirmation and market data services through our electronic trade confirmation service and market data business, respectively. In April 2002, we began offering our electronic trade confirmation service for trades executed in OTC commodity markets. We do not expect fees from this service to be a significant source of revenues in the near term, although we believe that the availability of electronic trade confirmation attracts a broader range of market participants to our electronic platform, and increases the operational incentives for them to trade on our electronic platform. In November 2002, we launched our market data business in response to growing demand for objective, transparent and verifiable energy market data. Through our market data subsidiary, ICE Data, we generate transaction-based indices based upon data derived from actual trades executed, and trade confirmations issued, in our marketplace.

Intersegment Fees
      Our OTC business segment provides and supports the platform for electronic trading in our futures business segment. We determine the intercompany or intersegment fees to be paid by the futures business segment for using the electronic platform based on transfer pricing standards and independent documentation. Intersegment fees include charges for developing, operating, managing and supporting the platform for electronic trading in our futures business. The intersegment fees allocated to our futures business segment were $7.5 million, $7.5 million, $4.7 million and $62,000 during the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively. These intersegment fees have no impact on our consolidated operating results. We expect the structure of these intersegment fees to remain unchanged and expect that they will continue to have no impact on our consolidated operating results.
Sources of Revenues
      Our revenues are comprised of transaction fees, data services fees, trading access fees and other revenues.

Transaction Fees
      Transaction fees, including both futures exchange fees and OTC commission fees, have accounted for, and are expected to continue to account for, a substantial portion of our revenues. Transaction fees consist of:

•	exchange fees earned on futures transactions;

•	commission fees earned on OTC transactions;

•	electronic confirmation fees; and

•	shortfall payments made under our order flow agreements, which applied through the end of 2004.
      Transaction fees were $100.8 million and $67.8 million for the nine months ended September 30, 2005 and 2004, respectively, and accounted for 87.9% and 84.9% of our consolidated revenues for the nine months ended September 30, 2005 and 2004, respectively. Transaction fees were $90.9 million, $81.4 million and $118.8 million for the years ended December 31, 2004, 2003 and 2002, respectively, and accounted for 83.9%, 86.9% and 94.7% of our consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Transaction fees, net of intersegment fees, accounted for 84.6% and 83.1% of revenues generated by our futures business segment for the nine months ended September 30, 2005 and 2004, respectively, and accounted for 90.5% and 86.9% of revenues generated by our OTC business segment for the nine months ended September 30, 2005 and 2004, respectively. Transaction fees, net of intersegment fees, accounted for 82.0%, 81.4% and 82.7% of revenues generated by our futures business segment for the years ended December 31, 2004, 2003 and 2002, respectively, and accounted for 85.8%, 92.9% and 99.9% of revenues generated by our OTC business segment for the years ended December 31, 2004, 2003 and 2002, respectively. Transaction fees, except for shortfall payments, are recognized as revenues as services are provided. Transaction fees in our futures business segment are denominated in pounds sterling prior to translation and consolidation.
      In our futures business segment, we charge exchange fees to both the buyer and the seller in each transaction. In this segment, our exchange fees are calculated and collected by LCH.Clearnet on our behalf. Exchange fees are based on the number of contracts traded during each month multiplied by the commission rate. A change to either our commission rate or to the volume of contracts executed through our futures business directly affects the revenues of our futures business. A change in the average exchange rate of pounds sterling to the U.S. dollar also directly affects the revenues and expenses of our futures business.

      We accept Exchange of Futures for Physical, or EFP, and Exchange of Futures for Swaps, or EFS, transactions from members and their customers. EFP and EFS are trades that occur off exchange and are then reported for registration and clearing onto our futures markets. We have also implemented block trading facilities for members and their customers through which members may bilaterally arrange large volume trades and/or certain complex strategies and then submit these transactions for registration as exchange trades. For these transactions, we charge both the clearing firms of the buyer and seller a premium to the commission rate for trades executed directly on our platform.
      Transaction fees in our futures business segment are presented net of rebates. We have granted trade rebates to local floor members to generate market liquidity. Under this arrangement, we rebate a percentage of the exchange fee for contracts bought and sold on our open-outcry trading floor on the same day for the same price. In addition, in November 2004, we implemented a two month fee rebate program when we transitioned the morning IPE Brent Crude futures session exclusively to our electronic platform. Under this program, we rebated to each member all exchange fees paid to execute trades in IPE Brent Crude futures contracts on our electronic platform during the morning session, as well as exchange fees paid to execute these contracts by certain local floor members trading on our open-outcry trading floor during our afternoon trading session. This program terminated on December 31, 2004. Trade rebates to local floor members amounted to $137,000 and $561,000 for the nine months ended September 30, 2005 and 2004, respectively, and to $625,000, $687,000 and $562,000 for the years ended December 31, 2004, 2003 and 2002, respectively. In connection with the closure of our open-outcry trading floor on April 7, 2005, we discontinued the trade rebate to local floor members. The rebate fees under the 2004 rebate program amounted to $2.3 million in the aggregate for the months of November and December 2004. While we do not currently have any plans to adjust our commission rates, we evaluate these rates on a regular basis.
      In our OTC business segment, we charge commission fees to both the buyer and the seller in each transaction executed on our platform. The commission fees are based on the underlying commodity volume of each product traded multiplied by the commission rate for that product. We also accept transactions that participants execute off-platform but wish to have processed for clearing. For these transactions, we charge both the buyer and seller, but at typically half the commission rate for on-platform execution. We calculate and collect commission fees from our customers directly, other than trades that are cleared through LCH.Clearnet, for which LCH.Clearnet performs the commission fee calculation and collection function. The transaction fees in our OTC business segment also include fees derived from our electronic trade confirmation service. We charge a standard fee across all products for each trade confirmation successfully submitted by a participant.
      Changes in the volume of contracts traded on our electronic platform and in our commission rates directly affect transaction fees in our OTC segment. Since launching our electronic platform in 2000, we have, in limited circumstances, adjusted our commission rates or waived our commissions with respect to certain products. We have, for example, waived commission fees on our West Texas Intermediate oil bullet swap contracts for the period from November 2004 through December 2005. We also reduced the commission rate charged in our global precious metal trading in June 2002 and continue to offer reduced commission rates. While we do not currently have any plans to make any adjustment to our commission rates, we continue to evaluate these rates on a regular basis.
      Transaction fees in our OTC business segment are presented net of rebates. We rebate a portion of the commission fees paid by certain market makers in the OTC market-maker program. In this program, certain participants agree to make a two-sided market (i.e., posting a simultaneous bid and offer) with respect to a particular contract at a specified price spread (the difference between the bid and offer). The OTC fee rebates to market makers amounted to $361,000 and $265,000 for the nine months ended September 30, 2005 and 2004, respectively, and to $436,000, $283,000 and $325,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The market-maker program also includes a monthly fee that we pay to certain participants that participate in this program. See “— Components of Expenses — Selling, General and Administrative”.
      In order to build and maintain liquidity in the products traded on our platform, we entered into order flow agreements with our Initial Shareholders upon our formation and the Gas and Power Firms in November 2000, in each case pursuant to which these parties committed collectively to provide a minimum aggregate amount of order flow. The commission rates for the Initial Shareholders and Gas and Power Firms under the order flow agreements were the same as the rates for all other participants on our electronic platform. If the volume traded in any period fell short of the agreed minimum, these parties were required to pay us a shortfall payment based on the additional commission revenues we would have earned had the minimum volume been met. We also entered into order flow commitments with seven companies during November 2001 to trade OTC European gas products on our electronic platform. We recognized order flow shortfall revenues of $1.1 million, $7.1 million and $3.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. The order flow agreements with our Initial Shareholders and the Gas and Power Firms expired in 2002 and 2003, respectively, and the European gas order flow agreements expired in 2004. For a discussion of our order flow agreements with our Initial Shareholders and the Gas and Power Firms, please refer to “Certain Relationships and Related Transactions” and note 13 to our consolidated financial statements that are included elsewhere in this prospectus.
      We have maintained liquidity following the expiration of all of our order flow agreements. We are currently not a party to any order flow agreements and do not intend to enter into order flow agreements in the future. We believe that the willingness of our previously committed order flow providers to continue to trade at current levels will be influenced by a variety of factors, including prevailing conditions in the commodities markets. We experienced a decline in our OTC global oil commission fee revenues following the expiration of certain order flow agreements in October 2002. While this may have been caused by a combination of factors relating to order flow, sales and marketing activities, market conditions and competition, we believe that we will be able to continue to attract trading in these markets in the future without order flow agreements.
      The following table presents, for the periods indicated, the commission fees that were required to be paid under the order flow agreements and the expiration dates of these agreements.

	Year Ended December 31,

	2004	2003	2002	Expiration Date

	(in thousands)
North American natural gas and power	$—	$6,000	$12,000	June 2003
Global oil	—	—	7,692	October 2002
Global precious metals	—	—	401	August 2002
European gas	1,075	1,303	2,691	December 2004

Total commission fees	$1,075	$7,303	$22,784

Data Services Fees
      We generate data services fees in both our futures and OTC business segments. Data services fees were $8.5 million and $7.0 million for the nine months ended September 30, 2005 and 2004, respectively, and $9.7 million, $7.7 million and $5.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      In our futures business segment, data services fees consist of terminal fees and license fees that we receive from data vendors in exchange for the provision of real-time price information generated in our futures markets. We invoice these data vendors monthly for terminal fees based on the number of terminals that carry our futures market data. Each data vendor also pays an annual license fee to us. Annual license fee revenues are deferred and amortized ratably over the period to which they relate.
      In our OTC business segment, data services fees consist of subscription fees that we receive from market participants that subscribe to our data services through ICE Data. ICE Data has an exclusive license to use our OTC market data and publishes the ICE Data End of Day report, as well as Market Price Validation curves, which are available to subscribers for a monthly subscription fee. ICE Data also markets real-time view only screen access to OTC markets and charges subscribers a fee that varies depending on the number of users and the markets accessed at each subscribing company. We invoice view only subscribers either on a monthly or annual basis. The revenues we receive from data services fees are deferred and amortized ratably over the period to which they relate.

Trading Access Fees
      Trading access fees are revenues generated from membership and system user fees charged to our futures exchange members and from minimum monthly commission fees charged to our OTC participants. We recorded trading access fees of $3.0 million and $2.6 million for the nine months ended September 30, 2005 and 2004, respectively, and $3.6 million, $2.5 million and $490,000 for the years ended December 31, 2004, 2003 and 2002, respectively.
      In our futures business, we generate revenues from, among other things, annual membership and subscription fees and system user fees charged to ICE Futures members who access our electronic platform. We recorded annual fees related to futures exchange membership, subscription fees and system user fees of $1.1 million and $856,000 for the nine months ended September 30, 2005 and 2004, respectively, and $1.2 million, $762,000 and $395,000 for the years ended December 31, 2004, 2003 and 2002, respectively. We defer revenues derived from membership and subscription fees and amortize them ratably over the period to which they relate. We recognize revenues derived from system user fees as services are provided.
      In our OTC business segment, we charge monthly minimum commission fees to participants that are registered to trade OTC natural gas and power products on our electronic platform. For participants that are not active traders, the minimum commission fees are based on their historical trading activity and the number of users the participant firm has registered to trade on our platform. We recognize the difference between the monthly minimum commission fee for a given participant and the actual amount of commission fees generated by such participant for trading activity in that month as minimum commission trading access revenues. For the month of September 2005, of the approximately 770 participant trading firms that had trading access to our platform, 258 participants were required to pay monthly minimum commission fees. We recognized $1.9 million and $1.8 million in minimum commission trading access revenues for the nine months ended September 30, 2005 and 2004, respectively, and $2.4 million, $1.7 million and $95,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Other Revenues
      Other revenues primarily relate to revenues generated from training seminars, communication charges and equipment rentals, as well as licensing, service and technology development fees charged to the Chicago Climate Exchange. We generated other revenues of $2.3 million and $2.4 million for the nine months ended September 30, 2005 and 2004, respectively, and $4.2 million, $2.1 million and $1.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. We recognize revenues generated from training seminars and communication charges and equipment rentals as services are provided. We charge equipment rentals in advance and amortize the fee over the period to which it relates. Of the other revenues, $335,000 and $936,000 during the nine months ended September 30, 2005 and 2004, respectively, and $1.3 million, $901,000, and $593,000 for the years ended December 31, 2004, 2003, and 2002, respectively, relate to revenues generated from communication charges and equipment rentals relating to the futures business floor operations. We no longer charge our futures participants for these costs subsequent to the closure of the open-outcry trading floor on April 7, 2005.
      We have been contracted to provide, design and service an electronic futures and OTC trading platform on behalf of the Chicago Climate Exchange. The Chicago Climate Exchange is a self-regulated exchange that administers a voluntary multi-sector greenhouse gas reduction and trading program for North America. We invoice the Chicago Climate Exchange for license and service fees monthly in advance of the period to which they apply. We recognize these fees as revenues as the services are provided, and we recognize technology development fees as revenues when the development work is completed and accepted by the Chicago Climate Exchange. Our arrangement with the Chicago Climate Exchange began in July 2003, and we recognized revenues of $1.3 million and $925,000 for the nine months ended September 30, 2005 and 2004, respectively, and $1.7 million and $605,000 for the years ended December 31, 2004 and 2003, respectively, pursuant to our contractual relationship. For a discussion of this arrangement, see “Certain Relationships and Related Transactions”.

Components of Expenses

Cost of Hosting
      Cost of hosting primarily consists of hosting and participant network expenses. Cost of hosting expenses were $989,000 and $1.1 million for the nine months ended September 30, 2005 and 2004, respectively, and $1.3 million, $1.7 million and $4.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. Our hosting expenses include the amounts we pay for the physical facilities, maintenance and other variable costs associated with securely housing the hardware used to operate our electronic platform, as well as our redundant disaster recovery facility. Our participant network expenses include the amounts we pay to provide participants with direct connectivity to our platform. Because our Internet-based electronic platform is highly scalable, we anticipate that the cost of hosting will remain relatively constant in the near term, even though we believe that we will continue to increase the number of participants trading on our electronic platform. Prior to 2003, we used a private network connection that did not have the scalability and cost efficiency associated with our current Internet-based platform. In addition, in early 2003, we began to maintain and support our information security system with internal resources. Prior to 2003, we outsourced our information security to a nationally recognized encryption technology company. By changing certain vendors and by transitioning our participant base to our Internet browser for access to our electronic platform, we have been able to reduce our participant network expenses while improving system performance, resulting in faster execution and increased system availability.

Compensation and Benefits
      Compensation and benefits expenses primarily consist of salaries, bonuses, payroll taxes, employer-provided medical and other benefit plan costs and recruiting costs. Compensation and benefits expenses were $25.8 million and $21.7 million for the nine months ended September 30, 2005 and 2004, respectively, and $30.1 million, $26.2 million and $27.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. Substantially all of our employees are full-time employees. We capitalized and recorded as property and equipment a portion of our compensation and benefits costs for technology employees engaged in software development and the enhancement of our electronic platform. We expect that our compensation and benefits expense will remain consistent with current levels as a percentage of total revenues due to additional employees associated with the growth of our business, partially offset by a reduction in our headcount due to the closure of our open-outcry trading floor.

Professional Services
      Professional services expenses primarily consist of outside legal, accounting and other professional and consulting services expenses. Professional expenses were $10.2 million and $11.1 million for the nine months ended September 30, 2005 and 2004, respectively, and $14.5 million, $15.1 million and $15.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. We capitalize and record as property and equipment a portion of the costs associated with fees for technology consultants engaged in software development and enhancements to our electronic platform. We expensed the remaining portion of these fees in the month in which they were incurred. We engaged a number of consultants in our futures business segment to facilitate ongoing technology development, maintenance and support work in connection with the migration of trading of our futures contracts to our electronic platform and the support of the legacy systems used in the operation of the exchange floor. We reduced the number of consultants in our futures business segment during 2004 following the substantial completion of development relating to futures trading on our electronic platform and due to the replacement of consultants with permanent staff over the course of 2004.
      We incurred substantial accounting and legal fees in connection with external and internal audit functions, the regulatory and disciplinary functions of our futures markets, the negotiation of new clearing agreements with LCH.Clearnet and legal fees associated with the NYMEX copyright and EBS patent infringement litigation. As a public company, we will be subject to the requirements of the Sarbanes-Oxley Act of 2002, which may require us to incur significant expenditures in the near term to establish systems and hire and train personnel to comply with these requirements. In addition, as a public company, we expect to incur additional costs for external advisors such as legal, accounting and auditing fees, as well as additional marketing and investor relations expenses. Even with these additional public company expenses, we anticipate that professional services expenses will decrease in the current and future periods due to the reduction in consultants at ICE Futures and the reduction in legal fees due to our settlement of the EBS case and the court’s grant of summary judgment in our favor on all claims asserted against us by NYMEX. See “Regulation and Legal Proceedings — Legal Proceedings”.

Selling, General and Administrative
      Selling, general and administrative expenses were $11.1 million and $9.5 million for the nine months ended September 30, 2005 and 2004, respectively, and $13.1 million, $12.4 million and $12.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Rent and occupancy expenses and marketing and market-maker expenses are the two major expense categories in selling, general and administrative expenses during the periods discussed herein.
      Rent and Occupancy Expenses. Rent and occupancy expenses were $2.6 million and $3.1 million for the nine months ended September 30, 2005 and 2004, respectively, and $4.1 million, $3.8 million and $3.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. We currently lease office space in Atlanta, New York, Houston, Chicago, London, Singapore and Calgary. Our rent costs consist primarily of rent expense for these properties. See “Business — Property” for a discussion on our rental properties. Our occupancy expenses primarily relate to the use of electricity, telephone lines and other miscellaneous operating costs. As a result of the closure of our open-outcry trading floor on April 7, 2005, we expect our rent and occupancy expenses will decrease in future periods.
      Marketing and Market-Maker Expenses. Marketing and market-maker expenses were $1.7 million and $1.0 million for the nine months ended September 30, 2005 and 2004, respectively, and $1.6 million, $1.2 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Marketing expenses primarily consist of advertising, public relations and product promotion campaigns used to promote brand awareness as well as new and existing products and services. These expenses also include our participation in seminars, trade shows, conferences and other industry events. The level of marketing activity, and thus the amount of related expenses, may vary from period to period based upon management’s discretion and available opportunities.
      Market-maker expenses include fees we incur under our market-maker program. Under this program, we allow certain participants to execute trades on our platform at no charge and, beginning in 2004, paid them a monthly fee in exchange for their commitment to make markets on our platform within a specified price range for specific commodity markets. We recognized $477,000 and $497,000 in market-maker expenses for the nine months ended September 30, 2005 and 2004, respectively, and $778,000 for the year ended December 31, 2004. We began the market-maker program during 2004. Such amounts are treated as expenses as we receive no fees from these market makers. As of September 2005, we maintained market-maker programs only in OTC oil bullet swaps.
      Other. Other costs include all selling, general and administrative costs not included in separate expense categories and primarily consist of insurance expense, hardware and software support expense, telephone and communications expense, corporate insurance expense, travel expense, meals and entertainment expense, royalty payments made to eSpeed, Inc. and dues, subscriptions and registration expense. We expect our selling, general and administrative expenses to increase slightly in absolute terms in future periods in connection with the growth of our business, partially offset by lower selling, general and administrative costs associated with closure of our open-outcry trading floor. As a percentage of total revenues, our selling, general and administrative expenses may decrease in future periods due to higher revenue growth.

Floor Closure Costs
      Floor closure costs relate to the April 2005 closure of our open-outcry floor in London. We closed our open-outcry floor to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position. Floor closure costs were $4.8 million for the nine months ended September 30, 2005, and include lease terminations for the building where the trading floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. No floor closure costs were incurred in prior periods or are expected to be incurred in future periods.

Settlement Expense
      Settlement expense relates to the September 2005 settlement of the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, we made a cash payment of $15.0 million to EBS, and were released from the legal claims brought against us without admitting liability. Settlement expense was $15.0 million for the nine months ended September 30, 2005. No settlement expenses were incurred in prior periods.

Depreciation and Amortization
      Depreciation and amortization expenses were $11.4 million and $12.2 million for the nine months ended September 30, 2005 and 2004, respectively, and $17.0 million, $19.3 million and $14.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. We depreciate and/or amortize costs related to our property and equipment, including computer and network equipment, software and internally developed software, office furniture and equipment and leasehold improvements. We compute depreciation expense using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the lease term or the estimated useful life of the assets, which range from three to seven years. Gains on disposal of property and equipment are included in other income, losses on disposals of property and equipment are included in depreciation expense and maintenance and repairs are expensed as incurred. In accordance with SFAS No. 142, beginning in 2002, we ceased amortizing goodwill and intangible assets with indefinite lives. We continue to amortize intangible assets with contractual or finite useful lives, in each case over the estimated useful life of five years.
      We capitalize costs, both internal and external, direct and incremental, related to software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred in the application development phase are capitalized and amortized over the useful life of the software, for a period not to exceed three years.
      We amortize the licensing fees we pay to eSpeed for a non-exclusive license to use its patent related to an automated futures trading system in the United States over the period to which the license fees relate. We recognized amortization expense of $1.5 million in both the nine months ended September 30, 2005 and 2004 and $2.0 million, $2.0 million and $1.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. This patent expires in February 2007.
      We anticipate that depreciation and amortization expenses will decrease in the current and future periods due to certain property and equipment purchased in prior years becoming fully depreciated, the expiration of the eSpeed patent in February 2007 and lower computer hardware costs in the future due to declining costs of technology.

Other Income (Expense)
      We had other income of $2.9 million and $1.9 million for the nine months ended September 30, 2005 and 2004, respectively, and $1.3 million, $948,000 and $1.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Other income (expense) consists primarily of interest income and expense, as well as gains and losses on currency transactions.
      In our OTC business segment, we generate interest income from the investment of our cash and cash equivalents, short-term investments, long-term investments, restricted cash and restricted short-term investments.
      Interest expense currently consists of interest from capitalized leases and interest on outstanding indebtedness under our revolving credit facility. Prior to repayment in November 2002, we also incurred interest expense on the related-parties notes payable.

      Other income (expense) also relates to gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or cash accounts held in U.S. dollars by our U.K. subsidiaries. We seek to manage our foreign exchange translation risk and exposure in part through converting our U.K. subsidiaries’ cash to investments denominated in U.S. dollars. However, because the functional currency of our U.K. subsidiaries is pounds sterling, we are subject to transaction gains and losses for the re-measurement of the U.S. dollar cash investments held by our U.K. subsidiaries due to foreign currency exchange rate fluctuations between periods.

Provision for Income Taxes
      We incurred income tax expenses of $12.6 million and $9.1 million for the nine months ended September 30, 2005 and 2004, respectively, and $11.8 million, $6.5 million and $17.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Our provision for income taxes consists of current and deferred tax provisions relating to federal, state and local taxes, as well as taxes related to foreign subsidiaries. We file a consolidated United States federal income tax return and file state income tax returns on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. Our foreign subsidiaries are based in the United Kingdom and we file separate local country income tax returns and take advantage of the United Kingdom’s group relief provisions when applicable. The difference between our actual income tax rate and our effective tax rate for a given fiscal period is primarily a reflection of the tax effects of our foreign operations, general business and tax credits, state income taxes and the non-deductibility of certain expenses. We have made provisions for U.S. income taxes on all undistributed earnings of our foreign subsidiaries as such earnings are not expected to be permanently reinvested.
      On October 22, 2004, the American Jobs Creation Act of 2004, or the Jobs Act, introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings in 2004 or 2005, provided certain criteria are met. The deduction would result in an approximate 5.25% federal tax rate on repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by our chief executive officer and approved by our board of directors. Certain other criteria in the Jobs Act must be satisfied as well.
      As of September 30, 2005, we completed our evaluation of the repatriation provision and made the determination to repatriate $30.0 million of foreign earnings in accordance with the requirements of the Jobs Act. As a result, we recognized a tax benefit of $2.6 million, net of available foreign tax credits, in the third quarter of 2005. This was partially offset by tax expense of $2.0 million recorded in the third quarter of 2005 related to an increase to the estimate of U.S. residual taxes due on the remaining undistributed earnings of our foreign subsidiaries. We will continue to evaluate additional repatriation opportunities through the end of 2005. The range of reasonably possible amounts that we are still considering for repatriation under the Jobs Act in addition to the $30.0 million ranges from zero to $5.0 million with an aggregate potential tax benefit of up to $2.9 million.
Results of Operations

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands, except for share and per share data)
Consolidated Statement of Income Data
Revenues:(1)
Transaction fees, net(2)	$100,780	$67,832	$90,906	$81,434	$118,794
Data services fees	8,483	7,013	9,691	7,742	5,141
Trading access fees	2,996	2,626	3,595	2,461	490
Other	2,344	2,447	4,222	2,109	1,065

Total revenues	114,603	79,918	108,414	93,746	125,490

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands, except for share and per share data)
Operating expenses:
Cost of hosting	989	1,060	1,279	1,715	3,962
Compensation and benefits	25,815	21,673	30,074	26,236	27,906
Professional services	10,161	11,144	14,523	15,138	15,876
Selling, general and administrative	11,099	9,453	13,120	12,398	12,425
Floor closure costs(3)	4,814	—	—	—	—
Settlement expense(4)	15,000	—	—	—	—
Depreciation and amortization	11,428	12,248	17,024	19,341	14,368

Total operating expenses	79,306	55,578	76,020	74,828	74,537

Operating income	35,297	24,340	32,394	18,918	50,953
Total other income, net	2,879	1,917	1,328	948	1,492

Income before income taxes	38,176	26,257	33,722	19,866	52,445
Income tax expense	12,626	9,147	11,773	6,489	17,739

Net income(5)	$25,550	$17,110	$21,949	$13,377	$34,706

Redemption adjustments to redeemable stock put(6)	(20,659)	—	—	8,378	(10,730)
Deduction for accretion of Class B redeemable common stock(7)	—	—	—	(1,768)	(3,656)

Net income available to common shareholders	$4,891	$17,110	$21,949	$19,987	$20,320

Earnings per common share(8):
Basic	$0.09	$0.32	$0.42	$0.37	$0.37

Diluted	$0.09	$0.32	$0.41	$0.37	$0.37

Weighted average common shares outstanding(8):
Basic	52,884,917	52,864,881	52,865,108	54,328,966	54,392,602
Diluted	53,448,161	53,061,893	53,062,078	54,639,708	54,850,095

(1)	We generate revenues from related parties in the ordinary course of our business. For a presentation and discussion of our revenues attributable to related parties for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002, see our consolidated statements of income and note 12 to our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “— Sources of Revenues — Transaction Fees”.

(3)	In April 2005, we closed our open-outcry trading floor in London to take advantage of increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position. Costs associated with the floor closure were $4.8 million and are classified as “Floor closure costs” in the accompanying consolidated statements of income. Floor closure costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. See note 19 to our consolidated financial statements that are included elsewhere in this prospectus.

(4)	In September 2005, we settled the legal action brought by EBS related to alleged patent infringement. Under the settlement agreement, we made a payment to EBS of $15.0 million, and were released from the legal claims brought against us without admitting liability. The payment was recorded as “Settlement expense” in the accompanying consolidated statements of income. See note 14 to our consolidated financial statements that are included elsewhere in this prospectus.

(5)	The financial results for the nine months ended September 30, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding these charges, our consolidated net income for the nine months ended September 30, 2005 would have been $38.2 million, representing a 123.5% increase from $17.1 million for the nine months ended September 30, 2004. See “— Non-GAAP Financial Measure”.

(6)	We granted a put option to Continental Power Exchange, Inc. in connection with our formation that could require us under certain circumstances to purchase its equity interest in our business at a purchase price equal to the greater of the fair market value of the equity interest or $5.0 million. See “Certain Relationships and Related Transactions — Continental Power Exchange, Inc. Put Agreement”. We initially recorded the redeemable stock put at the minimum $5.0 million redemption threshold. We have adjusted the redeemable stock put to its redemption amount at each subsequent balance sheet date. The adjustment to the redemption amount has been recorded to retained earnings or, in the absence of positive retained earnings, additional paid-in capital. In October 2005, we entered into an agreement with Continental Power Exchange, Inc. to cancel the redeemable stock put upon the closing of this offering. See note 9 to our consolidated financial statements that are included elsewhere in this prospectus.

(7)	We recorded our Class B redeemable common stock upon its issuance on June 18, 2001 at its discounted present value of $60.2 million. We recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of our Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.

(8)	Earnings per common share and weighted average common shares have been adjusted retroactively for all periods presented to give effect to a 1 for 4 reverse stock split of our outstanding shares of Class A common stock that will become effective immediately prior to the closing of this offering. See “Organization and Recapitalization”.
Key Statistical Information
      The following table presents key transaction volume information, as well as other selected operating information, for the periods presented. A description of how we calculate our market share, our trading volumes and other operating measures is set forth below.

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands, except for percentages)
Operating Data:
Our Market Share of Selected Key Products:
Total crude oil futures contracts traded globally(1)	69,083	58,762	78,477	69,450	67,173
IPE Brent Crude oil futures contracts traded	22,287	19,291	25,458	24,013	21,493
Our crude oil futures market share(1)	32.3%	32.8%	32.4%	34.6%	32.0%

Total cleared Henry Hub natural gas contracts traded on us and NYMEX-ClearPort	37,533	14,052	21,241	6,869	1,170
Our cleared Henry Hub natural gas contracts traded	29,983	10,703	15,887	4,512	792
Our market share — cleared Henry Hub natural gas vs. NYMEX-ClearPort(2)	79.9%	76.2%	74.8%	65.7%	67.7%

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands, except for percentages)
Total cleared PJM financial power contracts traded on us and NYMEX-ClearPort	1,484	513	748	149	—
Our cleared PJM financial power contracts traded	965	321	513	6	—
Our market share — cleared PJM financial power vs. NYMEX-ClearPort(3)	65.0%	62.4%	68.7%	4.0%	—%

Our Average Daily Trading Fee Revenues(4):
Our futures business average daily exchange fee revenues	$222	$188	$179	$158	$125

Our bilateral OTC business average daily commission fee revenues	81	80	80	112	330
Our cleared OTC business average daily commission fee revenues	224	83	94	24	5

Our OTC business average daily commission fee revenues	305	163	174	136	335

Our total average daily exchange fee and commission fee revenues	$527	$351	$353	$294	$460

Our Trading Volume(5):
Futures volume	30,524	26,801	35,541	33,341	30,441
Futures average daily volume	162	141	140	132	121
OTC volume	44,431	21,703	30,961	24,260	43,982
OTC average daily volume	235	115	123	97	175

OTC Participants Trading Commission Percentages:
Commercial companies (including merchant energy)	49.5%	57.6%	56.5%	64.1%	81.7%
Banks and financial institutions	19.0%	22.6%	22.4%	31.3%	18.1%
Hedge funds, locals and proprietary trading shops	31.5%	19.8%	21.1%	4.6%	0.2%

OTC Trading Commission fees:
Percentage of commission fees by the top 20 customers	62.5%	65.9%	64.8%	69.3%	75.6%
Percentage of commission fees by our shareholders	16.7%	27.1%	25.1%	40.4%	61.2%

(1)	Total crude oil futures contracts traded globally and our resulting crude oil futures market share is calculated based on the number of IPE Brent Crude futures contracts traded as compared to the total number of IPE Brent Crude futures contracts and NYMEX Light Sweet Crude and Dublin Brent Crude futures contracts traded.

(2)	Our cleared Henry Hub natural gas market share versus NYMEX-ClearPort is calculated based on the number of IntercontinentalExchange cleared Henry Hub natural gas contracts traded as a percentage of the total IntercontinentalExchange cleared Henry Hub natural gas contracts and NYMEX-ClearPort Henry Hub natural gas futures contracts traded.

(3)	Our cleared PJM financial power market share versus NYMEX-ClearPort is calculated based on the number of IntercontinentalExchange cleared PJM financial power contracts traded as a percentage of the total IntercontinentalExchange cleared PJM financial power contracts and NYMEX-ClearPort cleared PJM financial power contracts traded. PJM refers to the Pennsylvania, New Jersey and Maryland power hub. The NYMEX-ClearPort cleared PJM financial power contract was launched in April 2003 and our PJM financial power contract was launched in November 2003. Data regarding the volumes of NYMEX-ClearPort cleared PJM for annual contracts traded is derived from the Futures Industry Association.

(4)	Represents the total commission fee and exchange fee revenues for the year divided by the number of trading days during that year.

(5)	Represents the total volume, in contracts, for the period divided by the number of trading days during that period.
     For purposes of our operating data, we calculate our volumes based on the number of contracts traded in our markets, or based on the number of round turn trades. Each “round turn” represents a matched buy and sell order of one contract. Each side to a contract is matched and treated as one contract and each side is not separately calculated. The volume of contracts traded in a given market is a widely recognized indicator of the liquidity in that market, including our markets.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Overview
      Consolidated net income increased $8.4 million, or 49.3%, to $25.6 million for the nine months ended September 30, 2005 from $17.1 million for the comparable period in 2004. Net income from our futures business segment increased $1.0 million, or 8.2%, to $13.8 million for the nine months ended September 30, 2005 from $12.8 million for the comparable period in 2004, primarily due to higher transaction fees revenues, which were partially offset by $4.8 million in floor closure costs incurred in connection with the closure of our open-outcry trading floor. Net income from our OTC business segment increased $7.4 million to $11.7 million for the nine months ended September 30, 2005 from $4.3 million for the comparable period in 2004. Net income in our OTC business segment increased primarily due to significantly higher transaction fees revenues, which were substantially offset by a $15.0 million settlement expense incurred during the nine months ended September 30, 2005. Consolidated operating income, as a percentage of consolidated revenues, increased to 30.8% for the nine months ended September 30, 2005 from 30.5% for the comparable period in 2004. Consolidated net income, as a percentage of consolidated revenues, increased to 22.3% for the nine months ended September 30, 2005 from 21.4% for the comparable period in 2004.
      Our consolidated revenues increased $34.7 million, or 43.4%, to $114.6 million for the nine months ended September 30, 2005 from $79.9 million for the comparable period in 2004. This increase is primarily attributable to increased trading volumes on our electronic platform and increased non-transaction revenues, including data services fees, trading access fees and the Chicago Climate Exchange licensing, service and development fees. A significant factor driving our revenues and volume growth during this period was the continued growth in trading volumes of our cleared OTC contracts.
      Consolidated operating expenses increased to $79.3 million for the nine months ended September 30, 2005 from $55.6 million for the comparable period in 2004, representing an increase of 42.7%. This increase is primarily attributable to higher compensation expenses during the nine months ended September 30, 2005 due to an increase in our employee headcount and an increase in our discretionary bonus accrual, due to floor closure costs incurred in connection with our decision to close our open-outcry trading floor in London, and due to the litigation settlement payment made to EBS.

Revenues

Transaction Fees
      Consolidated transaction fees increased $32.9 million, or 48.6%, to $100.8 million for the nine months ended September 30, 2005 from $67.8 million for the comparable period in 2004. Transaction fees, as a percentage of consolidated revenues, increased to 87.9% for the nine months ended September 30, 2005 from 84.9% for the comparable period in 2004.
      Transaction fees generated in our futures business segment increased $6.3 million, or 17.5%, to $42.0 million for the nine months ended September 30, 2005 from $35.7 million for the comparable period in 2004, while declining as a percentage of consolidated revenues to 36.6% for the nine months ended September 30, 2005 from 44.7% for the comparable period in 2004. The increase in transaction fees was primarily due to an increase in our futures contract volumes and an increase in the pounds sterling to U.S. dollar exchange rate. Futures contract volumes increased primarily due to increased liquidity brought by new market participants due to electronic trading and due to weather-related volatility. Volumes in our futures business segment increased 13.9% to 30.5 million contracts traded during the nine months ended September 30, 2005 from 26.8 million contracts traded during the comparable period in 2004. The average exchange rate of pounds sterling to the U.S. dollar increased 0.9% to 1.8383 for the nine months ended September 30, 2005 from 1.8212 for the comparable period in 2004. Average transaction fees per trading day increased 18.1% to $222,000 per trading day for the nine months ended September 30, 2005 from $188,000 per trading day for the comparable period in 2004.
      Transaction fees generated in our OTC business segment increased $26.7 million, or 83.1%, to $58.8 million for the nine months ended September 30, 2005 from $32.1 million for the comparable period in

2004, primarily due to increased trading volumes. Transaction fees in this segment, as a percentage of consolidated revenues, increased to 51.3% for the nine months ended September 30, 2005 from 40.2% for the comparable period in 2004. The number of transactions or trades executed in our OTC business segment increased by 120.6% to 1.6 million trades for the nine months ended September 30, 2005 from 732,434 trades for the comparable period in 2004. Average transaction fees per trading day increased 87.1% to $305,000 per trading day for the nine months ended September 30, 2005 from $163,000 per trading day for the comparable period in 2004. The increase in trades was partially offset by a 15.2% decrease in the average revenues per transaction for the nine months ended September 30, 2005 as compared to the comparable period in 2004. The decline in average revenues per transaction was due in part to an increased number of lower volume transactions, primarily as a result of newer market participants generally trading in smaller transaction sizes, and a change in the mix of contracts traded, with a larger number of contracts traded related to commodities with lower commission rates.
      Increased volumes in our OTC business segment were primarily due to increased trading activity in North American natural gas and power markets as a result of the availability of cleared OTC contracts and the continued improvement in credit quality in the merchant energy sector, as well as increased liquidity brought by new market participants and weather-related volatility. Transaction fees generated by trading in North American natural gas contracts increased $23.2 million, or 115.3%, to $43.3 million for the nine months ended September 30, 2005 from $20.1 million for the comparable period in 2004. In addition, transaction fees generated by trading in North American power contracts increased $6.1 million, or 91.8%, to $12.7 million for the nine months ended September 30, 2005 from $6.6 million for the comparable period in 2004. The continued growth in trading volumes in OTC contracts can be attributed in part to the use of cleared OTC contracts, which eliminates the need for a counterparty to post capital against each trade and also reduces requirements for entering into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. We believe that the introduction of OTC cleared contracts has facilitated trading by market participants that otherwise would not have engaged in trading in energy derivatives.
      The increase in transaction fees generated by trading in OTC North American natural gas and power contracts was partially offset by a decrease in transaction fees generated by our OTC global oil contracts. Transaction fees derived from trading in global oil contracts decreased $1.9 million, or 58.5%, to $1.3 million for the nine months ended September 30, 2005 from $3.2 million for the comparable period in 2004. This decrease is primarily attributable to entrenched competition in the OTC oil market, our waiver of commission fees on our West Texas Intermediate oil bullet swap contracts for the period from November 2004 through December 2005, and, to a lesser extent, limited sales and marketing resources committed to this market relative to that in our natural gas and power markets.
      Revenues derived from electronic trade confirmation fees in our OTC business segment increased $665,000 to $1.2 million for the nine months ended September 30, 2005 from $525,000 for the comparable period in 2004. During the nine months ended September 30, 2005, 618,453 trades were matched through our electronic trade confirmation service, compared to 259,867 trades during the comparable period in 2004. Consolidated electronic trade confirmation fees, as a percentage of consolidated revenues, increased to 1.0% for the nine months ended September 30, 2005 from 0.7% for the comparable period in 2004.
      Revenues derived from order flow shortfall payments in our OTC business segment decreased $796,000 from the nine months ended September 30, 2004 to the nine months ended September 30, 2005. This decrease was due to the expiration of the European gas order flow agreements as of December 31, 2004. No order flow agreements were in effect during the nine months ended September 30, 2005. Consolidated order flow shortfall payments, as a percentage of consolidated revenues, were 1.0% for the nine months ended September 30, 2004.

Data Services Fees
      Consolidated data services fees increased $1.5 million, or 21.0%, to $8.5 million for the nine months ended September 30, 2005 from $7.0 million for the comparable period in 2004. This increase was primarily due to increased data services fees in our OTC business segment from the introduction of the Market Price Validation service, and due to increased fees from view only screen access and End of Day reports. Market Price Validation was launched in March 2004 and 27 companies subscribed to this service as of September 30, 2005. The number of companies that subscribe to view only screen access increased 19.3% to 210 as of September 30, 2005 from 176 as of September 30, 2004. We also continued to enroll new individual monthly subscribers for these services within existing subscriber companies. Consolidated data services fees, as a percentage of consolidated revenues, decreased to 7.4% for the nine months ended September 30, 2005 from 8.8% for the comparable period in 2004.

Trading Access Fees
      Consolidated trading access fees increased $370,000, or 14.1%, to $3.0 million for the nine months ended September 30, 2005 from $2.6 million for the comparable period in 2004. This increase was primarily due to the growth in monthly minimum commission fees received in our OTC business segment and, to a lesser extent, due to the growth in system user fees to ICE Futures members who access our electronic platform. The monthly weighted-average number of participants required to pay monthly minimum commission fees increased 14.2% to 241 for the nine months ended September 30, 2005 from 211 for the comparable period in 2004. We continued to increase both the number of participants subject to monthly minimum commission fees as well as the number of users accessing the platform at these participants. During the nine months ended September 30, 2005 and 2004, we recognized $1.9 million and $1.8 million, respectively, in monthly minimum commission fees in our OTC business segment and $1.1 million and $856,000, respectively, in membership subscriptions and system user fees in our futures business segment. Consolidated trading access fees, as a percentage of consolidated revenues, decreased to 2.6% for the nine months ended September 30, 2005 from 3.3% for the comparable period in 2004.

Other Revenues
      Consolidated other revenues decreased $103,000, or 4.2%, to $2.3 million for the nine months ended September 30, 2005 from $2.4 million for the comparable period in 2004. This decrease was primarily due to a $601,000 reduction in the communication charges and equipment rentals to ICE Futures members following the closure of our open-outcry trading floor, partially offset by a $396,000 increase in licensing, service and technology development fees charged to the Chicago Climate Exchange. Consolidated other revenues, as a percentage of consolidated revenues, decreased to 2.0% for the nine months ended September 30, 2005 from 3.1% for the comparable period in 2004.

Expenses

Cost of Hosting
      Consolidated cost of hosting expenses decreased $71,000, or 6.7%, to $989,000 for the nine months ended September 30, 2005 from $1.1 million for the comparable period in 2004. Consolidated cost of hosting expenses, as a percentage of consolidated revenues, decreased to 0.9% for the nine months ended September 30, 2005 from 1.3% for the comparable period in 2004.

Compensation and Benefits
      Consolidated compensation and benefits expenses increased $4.1 million, or 19.1%, to $25.8 million for the nine months ended September 30, 2005 from $21.7 million for the comparable period in 2004. This increase was due to an increase in our discretionary bonus accrual for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004, and to a lesser extent, an increase in our employee headcount. During the nine months ended September 30, 2005, we had a month-end average of 199 employees, compared to a month-end average of 191 employees during the nine months ended September 30, 2004. Our discretionary bonus accrual increased primarily due to improved operating results for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 and due to an increased number of employees receiving the bonus accrual. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, decreased to 22.5% for the nine months ended September 30, 2005 from 27.1% for the comparable period in 2004.

Professional Services
      Consolidated professional services expenses decreased $983,000, or 8.8%, to $10.2 million for the nine months ended September 30, 2005 from $11.1 million for the comparable period in 2004. This decrease was primarily due to an aggregate decrease in legal fees related to litigation with NYMEX and EBS, the former of which was subsequently dismissed by a ruling in our favor on a motion for summary judgment and the latter of which was subsequently settled. Consolidated professional services expenses, as a percentage of consolidated revenues, decreased to 8.9% for the nine months ended September 30, 2005 from 13.9% for the comparable period in 2004.

Selling, General and Administrative
      Consolidated selling, general and administrative expenses increased $1.6 million, or 17.4%, to $11.1 million for the nine months ended September 30, 2005 from $9.5 million for the comparable period in 2004. This increase was primarily due to the market-maker program that we initiated during 2004, an increase in royalty payments made to eSpeed, and increased marketing efforts relating to our transition to exclusive electronic trading in futures and the launch of new products. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 9.7% for the nine months ended September 30, 2005 from 11.8% for the comparable period in 2004.

Floor Closure Costs
      Consolidated floor closure costs were $4.8 million for the nine months ended September 30, 2005, due to the closure of our open-outcry trading floor in London in April 2005. Consolidated floor closure costs, as a percentage of consolidated revenues, were 4.2% for the nine months ended September 30, 2005. We did not have floor closure costs in the comparable period in 2004.

Settlement Expense
      Consolidated settlement expense was $15.0 million for the nine months ended September 30, 2005, due to the payment made to settle litigation with EBS. Consolidated settlement expense, as a percentage of consolidated revenues, was 13.1% for the nine months ended September 30, 2005. We did not have settlement expenses in the comparable period in 2004. See “Regulation and Legal Proceedings — Legal Proceedings”.

Depreciation and Amortization
      Consolidated depreciation and amortization expenses decreased $820,000, or 6.7%, to $11.4 million for the nine months ended September 30, 2005 from $12.2 million for the comparable period in 2004. This decrease was primarily due to certain property and equipment purchased in 2001 with estimated useful lives of three years becoming fully depreciated over the course of 2004. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 10.0% for the nine months ended September 30, 2005 from 15.3% for the comparable period in 2004.

Other Income (Expense)
      Consolidated other income increased $962,000, or 50.2%, to $2.9 million for the nine months ended September 30, 2005 from $1.9 million for the comparable period in 2004. This increase primarily related to foreign currency transaction gains, partially offset by an increase of $436,000 in interest expense related to outstanding balances under the Wachovia revolving credit agreement.
      We recognized net foreign currency transaction gains of $1.4 million during the nine months ended September 30, 2005 as compared to net foreign currency transaction losses of $73,000 during the nine months ended September 30, 2004. The foreign currency transaction gains and losses primarily related to the revaluation of the U.S. dollar cash balances held by our foreign subsidiaries due to the increase or decrease in the period-end foreign currency exchange rates between periods. The functional currency of our foreign subsidiaries is pounds sterling. The period-end foreign currency exchange rate of pounds sterling to the U.S. dollar decreased 7.6% to 1.7696 as of September 30, 2005 from 1.9160 as of December 31, 2004.

Income Taxes
      Consolidated tax expense increased $3.5 million, or 38.0%, to $12.6 million for the nine months ended September 30, 2005 from $9.1 million for the comparable period in 2004, primarily due to the increase in our pre-tax income. Our effective tax rate decreased to 33.1% for the nine months ended September 30, 2005 from 34.8% for the comparable period in 2004. The effective tax rate for the nine months ended September 30, 2005 is lower than the statutory rate primarily due to an increase in anticipated federal and state research and development tax credits, and due to the $2.6 million tax benefit recognized on the repatriation of certain foreign earnings under the Jobs Act. This was partially offset by a $2.0 million increase in our estimate of U.S. residual taxes due on the remaining undistributed earnings of our foreign subsidiaries. The decrease in the effective tax rate from the nine months ended September 30, 2004 to the nine months ended September 30, 2005 was also primarily due to an increase in anticipated research and development tax credits during the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 and due to the Jobs Act tax benefit, partially offset by the increase in our residual taxes on the foreign undistributed earnings.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overview
      Consolidated net income increased $8.6 million, or 64.1%, to $21.9 million for the year ended December 31, 2004 from $13.4 million for the comparable period in 2003. During this period, net income from our futures business segment increased $2.1 million, or 15.6%, to $15.6 million for the year ended December 31, 2004 from $13.5 million for the comparable period in 2003 and net income from our OTC business segment increased to $6.3 million for the year ended December 31, 2004 from a net loss of $126,000 for the comparable period in 2003. Consolidated operating income, as a percentage of consolidated revenues, increased to 29.9% for the year ended December 31, 2004 from 20.2% for the comparable period in 2003. Consolidated net income, as a percentage of consolidated revenues, increased to 20.2% for the year ended December 31, 2004 from 14.3% for the comparable period in 2003.
      Our consolidated revenues grew by $14.7 million, or 15.6%, to $108.4 million for the year ended December 31, 2004 from $93.7 million for the comparable period in 2003. This increase is attributable to increased trading volumes on our electronic platform and increased non-transaction revenues, including data services fees, trading access fees and the Chicago Climate Exchange licensing, service and development fees. A significant factor driving our revenues and volume growth during this period was the growth in trading volumes of our cleared OTC contracts.
      Consolidated operating expenses increased slightly to $76.0 million for the year ended December 31, 2004 from $74.8 million for the comparable period in 2003, representing an increase of 1.6%, compared to a 15.6% increase in consolidated revenues during the same period. Given the fixed nature of our operating expenses, we generally have been able to increase revenues through increased trading volumes while holding operating expenses relatively constant. This operating leverage has resulted in improved profitability and we believe is one of the key benefits of operating our electronic platform.

Revenues

Transaction Fees
      Consolidated transaction fees increased $9.5 million, or 11.6%, to $90.9 million for the year ended December 31, 2004 from $81.4 million for the comparable period in 2003. Transaction fees, as a percentage of consolidated revenues, decreased to 83.9% for the year ended December 31, 2004 from 86.9% for the comparable period in 2003.
      Transaction fees generated in our futures business segment increased $5.5 million, or 13.9%, to $45.5 million for the year ended December 31, 2004 from $40.0 million for the comparable period in 2003, while declining slightly as a percentage of consolidated revenues to 42.0% for the year ended December 31, 2004 from 42.6% for the comparable period in 2003. The absolute increase in transaction fees was primarily due to increased trading volumes and an increase in the pounds sterling to U.S. dollar exchange rate, partially offset by $2.3 million in fees rebated in November and December 2004 as part of our rebate program for IPE Brent Crude futures contracts traded electronically. Volumes in our futures business segment increased 6.6%, to 35.5 million contracts traded for the year ended December 31, 2004 from 33.3 million contracts traded for the comparable period in 2003. The average exchange rate of pounds sterling to the U.S. dollar increased 12.0%, to 1.8296 for the year ended December 31, 2004 from 1.6341 for the comparable period in 2003.
      Transaction fees generated in our OTC business segment increased $3.9 million, or 9.5%, to $45.4 million for the year ended December 31, 2004 from $41.5 million for the comparable period in 2003, primarily due to increased trading volumes, which was partially offset by a reduction in our order flow shortfall payments. Transaction fees in this segment, as a percentage of consolidated revenues, decreased to 41.9% for the year ended December 31, 2004 from 44.2% for the comparable period in 2003. The number of transactions or trades executed in our OTC business segment increased by 55.1% to 1,061,629 trades for the year ended December 31, 2004 from 684,495 trades for the comparable period in 2003. The increase in trades was partially offset by a 17.9% decrease in the average revenues per transaction for the year ended December 31, 2004 as compared to the comparable period in 2003. The decline in average revenues per transaction was due in part to an increased number of lower volume transactions, primarily as a result of newer market participants generally trading in smaller contract sizes, and a change in the mix of contracts traded, with a larger number of contracts traded related to commodities with lower commission rates. Increased volumes in our OTC business segment were primarily due to increased trading volumes in North American natural gas and power markets as a result of the availability of cleared OTC contracts and the improvement in credit quality in the merchant energy sector, as well as increased liquidity brought by new market participants. Transaction fees generated by trading in North American natural gas contracts increased $12.2 million, or 72.7%, to $29.0 million for the year ended December 31, 2004 from $16.8 million for the comparable period in 2003. In addition, transaction fees generated by trading in North American power contracts increased $3.7 million, or 64.9%, to $9.5 million for the year ended December 31, 2004 from $5.7 million for the comparable period in 2003. The continued growth in trading volumes in cleared OTC contracts can be attributed to the following trends:

•	The use of cleared OTC contracts eliminates the need for a counterparty to post capital against each trade and also reduces requirements for entering into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. We believe that the introduction of cleared contracts has facilitated trading by market participants that otherwise would not have engaged in trading in energy derivatives.

•	The increase in participants in the markets for energy commodities trading has increased overall liquidity in our markets, particularly the liquidity of cleared North American natural gas and power contracts.
      The increase in transaction fees generated by trading in OTC North American natural gas and power contracts was partially offset by a decrease in transaction fees generated by our OTC global oil contracts. Transaction fees derived from trading in global oil contracts decreased $4.8 million, or 54.8%, to $4.0 million for the year ended December 31, 2004 from $8.8 million for the comparable period in 2003. This decrease is attributable to several factors, including the expiration of order flow agreements in late 2002, the effect of which manifested itself in 2003 and 2004, entrenched competition in the OTC oil market and, to a lesser extent, limited sales and marketing resources committed to this market relative to that in our natural gas and power markets.
      Revenues derived from order flow shortfall payments in our OTC business segment decreased $6.0 million, or 84.9%, to $1.1 million for the year ended December 31, 2004 from $7.1 million for the comparable period in 2003. This decrease was due to a $6.4 million shortfall payment recognized from the Gas and Power Firms for the year ended December 31, 2003, partially offset by an increase of $365,000 in the 2004 European gas shortfall payments as compared to 2003 European gas shortfall payments. Consolidated order flow shortfall payments, as a percentage of consolidated revenues, decreased to 1.0% for the year ended December 31, 2004 from 7.6% for the comparable period in 2003. These agreements are no longer in effect.
      Revenues derived from electronic trade confirmation fees in our OTC business segment increased 378.3% from the year ended December 31, 2003 to the year ended December 31, 2004. During the year ended December 31, 2004, 199,290 trades were matched through our electronic trade confirmation service, compared to 64,383 trades for the comparable period in 2003. Consolidated electronic trade confirmation fees, as a percentage of consolidated revenues, increased to 0.7% for the year ended December 31, 2004 from 0.2% for the comparable period in 2003.

Data Services Fees
      Consolidated data services fees increased $1.9 million, or 25.2%, to $9.7 million for the year ended December 31, 2004 from $7.7 million for the comparable period in 2003. This increase was primarily due to increased data services fees in our OTC business segment related to fees from ICE Data view only screen access and End of Day reports, which we introduced in November 2002. The number of companies that subscribe for ICE Data view only screen access increased to 200 as of December 31, 2004 from 185 as of December 31, 2003. We also continued to enroll new monthly subscribers for these services within these companies. In March 2004, we also launched a data service known as Market Price Validation, which provides monthly price validation curves, and 21 companies subscribed to this service as of December 31, 2004. Consolidated data services fees, as a percentage of consolidated revenues, increased to 8.9% for the year ended December 31, 2004 from 8.3% for the comparable period in 2003.

Trading Access Fees
      Consolidated trading access fees increased $1.1 million, or 46.1%, to $3.6 million for the year ended December 31, 2004 from $2.5 million for the comparable period in 2003. This increase was primarily due to the growth in monthly minimum commission fees received in our OTC business segment. The monthly weighted-average number of participants required to pay monthly minimum commission fees increased to 212 for the year ended December 31, 2004 from 143 for the comparable period in 2003. We continued to increase both the number of participants subject to monthly minimum commission fees as well as the number of users accessing the platform at these participants. During the years ended December 31, 2004 and 2003, we received $2.4 million and $1.7 million, respectively, in monthly minimum commission fees in our OTC business segment and $1.2 million and $762,000, respectively, in membership subscriptions and system user fees in our futures business segment. Consolidated trading access fees, as a percentage of consolidated revenues, increased to 3.3% for the year ended December 31, 2004 from 2.6% for the comparable period in 2003.

Other Revenues
      Consolidated other revenues increased $2.1 million to $4.2 million for the year ended December 31, 2004 from $2.1 million for the comparable period in 2003. This increase was primarily due to increased licensing, service and technology development fees charged to the Chicago Climate Exchange and increased communication charges in our futures business segment. Consolidated other revenues, as a percentage of consolidated revenues, increased to 3.9% for the year ended December 31, 2004 from 2.2% for the comparable period in 2003.

Expenses

Cost of Hosting
      Consolidated cost of hosting expenses decreased $436,000, or 25.4%, to $1.3 million for the year ended December 31, 2004 from $1.7 million for the comparable period in 2003, primarily due to reduced costs associated with our move to an Internet-based platform from a private network connection in early 2003. During the year ended December 31, 2004, we paid $1.2 million for hosting expenses and $76,000 for participant network expenses, compared to $1.3 million for hosting expenses, $268,000 for participant network expenses and $111,000 for security services expenses in 2003. Consolidated cost of hosting expenses, as a percentage of consolidated revenues, decreased to 1.2% for the year ended December 31, 2004 from 1.8% for the comparable period in 2003.

Compensation and Benefits
      Consolidated compensation and benefits expenses increased $3.8 million, or 14.6%, to $30.1 million for the year ended December 31, 2004 from $26.2 million for the comparable period in 2003. This increase was primarily due to the increase in our employee headcount and an increase in our discretionary bonus payments. Our discretionary bonus payments increased primarily due to improved operating results in 2004 as compared to 2003 and an increased number of employees receiving a bonus in 2004. As of December 31, 2004, we had 200 employees, compared to 186 employees as of December 31, 2003. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, decreased to 27.7% for the year ended December 31, 2004 from 28.0% for the comparable period in 2003.

Professional Services
      Consolidated professional services expenses decreased $615,000, or 4.1%, to $14.5 million for the year ended December 31, 2004 from $15.1 million for the comparable period in 2003. This decrease was primarily due to the renegotiation of a major vendor consulting contract in 2004 that substantially reduced fees incurred in our futures business segment, as well as to the replacement of contractors with permanent staff over the course of 2004. These reduced professional services expenses were partially offset by an increase in legal fees primarily related to litigation with NYMEX and EBS. Consolidated professional services expenses, as a percentage of consolidated revenues, decreased to 13.4% for the year ended December 31, 2004 from 16.1% for the comparable period in 2003.

Selling, General and Administrative
      Consolidated selling, general and administrative expenses increased $722,000, or 5.8%, to $13.1 million for the year ended December 31, 2004 from $12.4 million for the comparable period in 2003. This increase was due to the market-maker program that we initiated during 2004. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 12.1% for the year ended December 31, 2004 from 13.2% for the comparable period in 2003.

Depreciation and Amortization
      Consolidated depreciation and amortization expenses decreased $2.3 million, or 12.0%, to $17.0 million for the year ended December 31, 2004 from $19.3 million for the comparable period in 2003. This decrease was due to certain property and equipment purchased in 2000 and 2001 with estimated useful lives of three years becoming fully depreciated over the course of 2003 and 2004, as well as to our decision to extend the useful lives of certain of our property and equipment during 2004. In the first quarter of 2004, we extended the remaining estimated useful lives of various computer hardware property and equipment to December 2005. The majority of these assets had estimated useful lives that ended in March 2005. The decision to increase the estimated useful lives of these assets was based on internal analysis that indicated that the useful lives of these assets would extend beyond the original estimate of three years. The original three-year life was based on information available in 2002. However, given our limited operating history, the information available in 2002 did not include prior experience of the useful lives of this property and equipment to include in our initial estimate. The change in estimated useful lives had the impact of delaying the recognition of $676,000 of depreciation expense from 2004 to 2005. We will continue to review the remaining estimated useful lives of our property and equipment and will make adjustments whenever events or changes in circumstances indicate that the remaining useful life of an asset has changed. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 15.7% for the year ended December 31, 2004 from 20.6% for the comparable period in 2003.

Other Income (Expense)
      Consolidated other income increased $380,000, or 40.0%, to $1.3 million for the year ended December 31, 2004 from $949,000 for the comparable period in 2003. This increase primarily related to an increase of $1.2 million in interest income, partially offset by an increase of $754,000 in foreign currency transaction losses. The increase in interest income was primarily due to the increase in the cash balances in 2004 compared to 2003, as well as to our cash earning a higher return during the year ended December 31, 2004 compared to the comparable period in 2003. The average monthly ending cash balance for the year ended December 31, 2004, including cash and cash equivalents, short-term investments, restricted cash and restricted short-term investments, was $100.7 million, compared to $78.4 million for the comparable period in 2003. Our average interest rate for the year ended December 31, 2004 was 2.9%, compared to 2.2% for the comparable period in 2003.
      The foreign currency transaction losses primarily related to the revaluation of the U.S. dollar cash balances held by our foreign subsidiaries due to the increase in the period-end foreign currency exchange rates during 2004. The functional currency of our foreign subsidiaries is pounds sterling. Foreign currency transaction losses increased to $1.4 million for the year ended December 31, 2004 from $644,000 for the comparable period in 2003. The year-end foreign currency exchange rate of pounds sterling to the U.S. dollar increased 7.4% to 1.9160 as of December 31, 2004 from 1.7846 as of December 31, 2003. As of December 31, 2004, our foreign subsidiaries held $20.6 million in U.S. dollar denominated cash balances, compared to $4.7 million as of December 31, 2003.

Income Taxes
      Consolidated tax expense increased $5.3 million, or 81.4%, to $11.8 million for the year ended December 31, 2004 from $6.5 million for the comparable period in 2003 primarily due to the increase in our pre-tax income. Our effective tax rate increased to 34.9% for the year ended December 31, 2004 from 32.7% for the comparable period in 2003. The effective tax rates for the years ended December 31, 2003 and 2004 are lower than the statutory rate primarily due to the impact of tax credits, which were partially offset by state income taxes. The increase in the effective tax rate from the year ended December 31, 2003 to the year ended December 31, 2004 was primarily due to lower tax credits taken during the year ended December 31, 2004 and higher state income taxes for the year ended December 31, 2004.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Overview
      Consolidated net income decreased $21.3 million, or 61.5%, to $13.4 million for the year ended December 31, 2003 from $34.7 million for the comparable period in 2002. During this period, net income for our futures business segment increased $2.2 million, or 20.0%, to $13.5 million for the year ended December 31, 2003 from $11.3 million for the comparable period in 2002, and we incurred a net loss for our OTC business segment of $126,000 for the year ended December 31, 2003 versus net income of $23.5 million for the comparable period in 2002. Consolidated operating income, as a percentage of revenues, decreased to 20.2% for the year ended December 31, 2003 from 40.6% for the comparable period in 2002. Consolidated net income, as a percentage of consolidated revenues, decreased to 14.3% for the year ended December 31, 2003 from 27.7% for the comparable period in 2002.
      Our consolidated revenues decreased $31.7 million, or 25.3%, to $93.7 million for the year ended December 31, 2003 from $125.5 million for the comparable period in 2002. This decrease was primarily the result of decreased trading volumes on our electronic platform as trading volumes in the North American OTC energy market significantly declined due to the business environment. Consolidated operating expenses remained relatively flat at $74.8 million for the year ended December 31, 2003, compared to $74.5 million for the comparable period in 2002.

Revenues

Transaction Fees
      Consolidated transaction fees decreased $37.4 million, or 31.4%, to $81.4 million for the year ended December 31, 2003 from $118.8 million for the comparable period in 2002. Consolidated transaction fees, as a percentage of consolidated revenues, decreased to 86.9% for the year ended December 31, 2003 from 94.7% for the comparable period in 2002.
      Transaction fees generated by our futures business segment increased $8.4 million, or 26.7%, to $40.0 million for the year ended December 31, 2003 from $31.5 million for the comparable period in 2002. Transaction fees generated by this segment, as a percentage of consolidated revenues, increased to 42.6% for the year ended December 31, 2003 from 25.1% for the comparable period in 2002. This increase was due to a 9.5% increase in the trading volumes in our futures business segment, a 14.8% increase in our commission rates instituted in May 2002, as well as an 8.4% increase in the foreign currency exchange rate. Trading volumes in this segment increased to 33.3 million contracts traded for the year ended December 31, 2003 from 30.4 million contracts traded for the comparable period in 2002. The average exchange rate of pounds sterling to the U.S. dollar increased to 1.6341 for the year ended December 31, 2003 from 1.5071 for the comparable period in 2002. In May 2002, we implemented a fee increase across all futures markets from 30.5 pence per contract per side to 35 pence per contract per side. In June 2002, we implemented a fee increase in respect of Exchange for Physical, or EFP, and Exchange for Swap, or EFS, transactions from 35 pence per contract per side to 60 pence per contract per side. EFP and EFS are trades that occur off exchange and are reported for registration and clearing onto our futures markets.
      Transaction fees generated by our OTC business segment decreased $45.8 million, or 52.5%, to $41.5 million for the year ended December 31, 2003 from $87.3 million for the comparable period in 2002, primarily due to decreased trading volumes on our electronic platform, partially offset by an increase in our order flow shortfall payments. Transaction fees generated by our OTC business segment, as a percentage of consolidated revenues, decreased to 44.2% in 2003 from 69.5% in 2002. Transaction fees derived from trading in North American natural gas contracts decreased $25.0 million, or 59.8%, to $16.8 million for the year ended December 31, 2003 from $41.8 million for the comparable period in 2002, North American power contracts decreased $16.5 million, or 74.2%, to $5.7 million for the year ended December 31, 2003 from $22.3 million for the comparable period in 2002 and global oil contracts decreased $5.4 million, or 37.7%, to $8.8 million for the year ended December 31, 2003 from $14.2 million for the comparable period in 2002. The number of transactions executed in our OTC business segment decreased 29.6% to 684,495 trades for the year ended December 31, 2003 from 971,760 trades for the comparable period in 2002. In addition, average revenues per OTC transaction decreased 42.1% from the year ended December 31, 2002 to the year ended December 31, 2003. The reduced number of transactions, trading volumes, revenue per trade and associated revenues were due to several factors, including:

•	Highly publicized problems involving merchant energy companies, including alleged manipulative trading and price reporting practices, misstatements of financial results, and other matters, which resulted in many trading companies reducing or eliminating their energy trading.

•	Severely restricted credit lines for trading desks, limiting trading to asset-based transactions.

•	A general loss of liquidity in the broader energy market resulting from fewer participants and reduced trading activity.
      Revenues derived from order flow shortfall payments in our OTC business segment increased to $7.1 million for the year ended December 31, 2003 from $3.3 million for the comparable period in 2002. This $3.8 million increase was due to a $6.4 million shortfall payment from the Gas and Power Firms recognized for the year ended December 31, 2003, partially offset by a $2.2 million shortfall payment recognized from the Initial Shareholders for the comparable period in 2002 and a decrease of $373,000 in the 2003 European gas shortfall payment as compared to the 2002 European gas shortfall payment. Consolidated order flow shortfall payments, as a percentage of consolidated revenues, increased to 7.6% for the year ended December 31, 2003 from 2.6% for the comparable period in 2002.

      Revenues derived from our electronic confirmation fees increased 323.6% from the year ended December 31, 2002 to the year ended December 31, 2003. We began offering this service in April 2002. During the year ended December 31, 2003, 64,383 trades were matched, an increase of 109.7% compared to 30,696 trades matched for the comparable period in 2002.

Data Services Fees
      Consolidated data services fees increased $2.6 million, or 50.6%, to $7.7 million for the year ended December 31, 2003 from $5.1 million for the comparable period in 2002. This increase was due to increased data services fees derived from both our futures business segment and our OTC business segment of $1.2 million and $1.4 million, respectively. Data services fees derived from our futures business segment increased due to changes in the foreign currency exchange rate. ICE Data view only screen access and End of Day reports were both launched in November 2002. The number of companies that subscribe to ICE Data view only screen access increased to 185 as of December 31, 2003 from 105 as of December 31, 2002. Consolidated data services fees, as a percentage of consolidated revenues, increased to 8.3% for the year ended December 31, 2003 from 4.1% for the comparable period in 2002.

Trading Access Fees
      Consolidated trading access fees increased to $2.5 million for the year ended December 31, 2003 from $490,000 for the comparable period in 2002. This increase was primarily due to the growth in monthly minimum commission fees in our OTC business segment, which we introduced in November 2002. We initiated minimum commission fees during the last two months of 2002. During the years ended December 31, 2003 and 2002, we received $762,000 and $395,000, respectively, in membership subscriptions and system user fees in our futures business segment and $1.7 million and $95,000, respectively, in monthly minimum commission fees in our OTC business segment. These system user fees were introduced as part of the addition of trading in futures contracts to our electronic platform for the year ended December 31, 2003. Consolidated trading access fees, as a percentage of consolidated revenues, increased to 2.6% for the year ended December 31, 2003 from 0.4% for the comparable period in 2002.

Other Revenues
      Consolidated other revenues increased $1.0 million, or 98.1%, to $2.1 million for the year ended December 31, 2003 from $1.1 million for the comparable period in 2002. This increase was due to increased licensing, service and technology development fees charged to the Chicago Climate Exchange and to increased training and communication charges in our futures business segment. Consolidated other revenues, as a percentage of consolidated revenues, increased to 2.2% for the year ended December 31, 2003 from 0.8% for the comparable period in 2002.

Expenses

Cost of Hosting
      Consolidated cost of hosting expenses decreased $2.2 million, or 56.7%, to $1.7 million for the year ended December 31, 2003 from $4.0 million for the comparable period in 2002, primarily due to reduced costs associated with the migration to an Internet-based platform from a private network connection in early 2003. During the year ended December 31, 2003, we paid $1.3 million in hosting expenses, $268,000 in customer network expenses and $111,000 in security services expenses, compared to $2.4 million in hosting expenses, $516,000 in customer network expenses and $1.1 million in security services expenses during the year ended December 31, 2002. Consolidated cost of hosting expenses, as a percentage of consolidated revenues, decreased to 1.8% for the year ended December 31, 2003 from 3.2% for the comparable period in 2002.

Compensation and Benefits
      Consolidated compensation and benefits expenses decreased $1.7 million, or 6.0%, to $26.2 million for the year ended December 31, 2003 from $27.9 million for the comparable period in 2002. This decrease was primarily due to a reduction in our employee headcount and a reduction in our discretionary bonus payments.

As of December 31, 2003, we had 186 employees, compared to 201 employees at December 31, 2002. Our discretionary bonus payments decreased primarily due to lower bonuses paid in 2003 compared to 2002, reflecting our reduced operating results for the year ended December 31, 2003, and fewer employees receiving a bonus in 2003 as compared to 2002. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, increased to 28.0% for the year ended December 31, 2003 from 22.2% for the comparable period in 2002.

Professional Services
      Consolidated professional services expenses decreased $737,000, or 4.6%, to $15.1 million for the year ended December 31, 2003 from $15.9 million for the comparable period in 2002. This decrease was primarily due to a $2.4 million charge in 2002 relating to legal and accounting expenses incurred with respect to our initial public offering that was suspended in 2002, which was partially offset by an increase in legal fees in 2003 primarily related to our litigation with NYMEX. Consolidated professional services expenses, as a percentage of consolidated revenues, increased to 16.1% for the year ended December 31, 2003 from 12.7% for the comparable period in 2002.

Selling, General and Administrative
      Consolidated selling, general and administrative expenses remained constant at $12.4 million for the years ended December 31, 2002 and 2003. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, increased to 13.2% for the year ended December 31, 2003 from 9.9% for the comparable period in 2002.

Depreciation and Amortization
      Consolidated depreciation and amortization expenses increased $5.0 million, or 34.6%, to $19.3 million for the year ended December 31, 2003 from $14.4 million for the comparable period in 2002. This increase was due to additional depreciation expense recorded on capital expenditures of $1.6 million incurred for the year ended December 31, 2003 and capitalized software development costs of $5.2 million incurred for the year ended December 31, 2003. We also had a full year of depreciation expense recorded on the $14.8 million in capital expenditures and $6.0 million in capitalized software development costs incurred for the year ended December 31, 2002. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, increased to 20.6% for the year ended December 31, 2003 from 11.4% for the comparable period in 2002.

Other Income (Expense)
      Consolidated other income decreased $544,000, or 36.4%, to $949,000 for the year ended December 31, 2003 from $1.5 million for the comparable period in 2002. The difference primarily related to a decrease of $263,000 in interest income and an increase of $602,000 in foreign currency transaction losses, partially offset by a decrease of $320,000 in interest expense. The decrease in interest income and interest expense were both related to the repayment of our related-party term loan note agreements in November 2002 for $16.5 million in cash.
      The foreign currency transaction losses related to the re-valuation of the U.S. dollar cash balances held by our foreign subsidiaries due to the increase in the period-end foreign currency exchange rates during 2003. The functional currency of our foreign subsidiaries is pounds sterling. The foreign currency transaction losses increased to $644,000 for the year ended December 31, 2003 from $149,000 for the comparable period in 2002. The year-end foreign currency exchange rate of pounds sterling to the U.S. dollar increased 10.9%, to 1.7846 at December 31, 2003 from 1.6095 at December 31, 2002. As of December 31, 2003, our foreign subsidiaries held $4.7 million in U.S. dollar denominated cash balances, compared to $1.6 million as of December 31, 2002.

Income Taxes
      Consolidated tax expense decreased $11.2 million, or 63.4%, to $6.5 million for the year ended December 31, 2003 from $17.7 million for the comparable period in 2002 primarily due to the decrease in our pre-tax income. Our effective tax rate decreased to 32.7% for the year ended December 31, 2003 from 33.8% for the comparable period in 2002. The effective tax rates for the years ended December 31, 2002 and 2003 are lower than the statutory rate primarily due to the impact of tax credits, which were partially offset by state income taxes.

Quarterly Results of Operations
      The following table sets forth quarterly unaudited condensed consolidated statements of income (loss) for the periods presented. We believe that this data has been prepared on substantially the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our consolidated results of operations for the quarters presented. This unaudited condensed consolidated quarterly data should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The historical results for any quarter do not necessarily indicate the results expected for any future period.

	Three Months Ended,

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2005	2005	2005	2004	2004	2004	2004

	(in thousands)
Revenues:
Transaction fees, net:
Futures:
Brent Crude futures	$11,731	$10,390	$8,498	$8,511	$8,824	$8,563	$8,365
Other futures products and options	4,312	3,480	3,560	3,535	3,303	3,160	3,500
Two month fee rebate program	—	—	—	(2,261)	—	—	—
OTC:
North American natural gas	18,466	14,008	10,871	8,913	8,620	6,622	4,891
North American power	5,177	4,287	3,246	2,835	2,801	2,242	1,584
Global oil	509	400	436	758	915	954	1,372
Other commodities markets	28	75	116	247	244	291	260
Electronic trade confirmation services	437	395	358	264	239	166	120
Order flow agreements shortfall payments	—	—	—	272	265	263	268
Data services fees	2,997	2,800	2,686	2,678	2,501	2,382	2,130
Trading access fess	1,011	916	1,069	969	842	859	925
Other	577	779	988	1,775	893	756	798

Total revenues	45,245	37,530	31,828	28,496	29,447	26,258	24,213

Operating expenses:
Cost of hosting	365	341	283	219	362	341	357
Compensation and benefits	9,416	8,513	7,886	8,401	8,455	6,674	6,544
Professional services	3,047	3,230	3,884	3,379	3,583	4,316	3,245
Selling, general and administrative	3,882	3,808	3,409	3,667	3,252	3,092	3,109
Floor closure costs(1)	—	4,814	—	—	—	—	—
Settlement expense(1)	—	15,000	—	—	—	—	—
Depreciation and amortization	3,673	3,797	3,958	4,776	4,078	4,090	4,080

Total operating expenses	20,383	39,503	19,420	20,442	19,730	18,513	17,335

Operating income(loss)	24,862	(1,973)	12,408	8,054	9,717	7,745	6,878
Other income (expense), net	714	1,173	992	(589)	895	679	343
Income tax expense (benefit)	8,755	(659)	4,530	2,626	3,561	2,987	2,599

Net income (loss)(1)	$16,821	$(141)	$8,870	$4,839	$7,051	$5,437	$4,622

(1)	The financial results for the three months ended June 30, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London, and a $15.0 million settlement expense related to the payment made to EBS to settle litigation. Excluding these charges, our net income for the three months ended June 30, 2005 would have been $12.6 million. See “— Non-GAAP Financial Measure”.

Liquidity and Capital Resources
      Since our inception on May 11, 2000, we have financed our operations, growth and cash needs primarily through income from operations, borrowings under our related-party loan agreement and borrowings under our revolving credit facility. Our principal capital requirements have been to fund:

•	capital expenditures;

•	working capital;

•	strategic acquisitions; and

•	marketing and development of our electronic platform.
      We may need to incur additional debt or issue additional equity to make strategic acquisitions or investments in the future.

Cash and Cash Equivalents, Short-term Investments, Restricted Cash and Restricted Short-Term Investments
      We had consolidated cash and cash equivalents of $34.2 million, $61.2 million and $44.9 million as of September 30, 2005 and December 31, 2004 and 2003, respectively. We had $12.0 million, $5.7 million and $12.0 million in short-term investments as of September 30, 2005 and December 31, 2004 and 2003, respectively, $27.0 million in long-term investments as of September 30, 2005, and $12.1 million, $18.4 million and $36.8 million in restricted cash and restricted short-term investments held as of September 30, 2005 and December 31, 2004 and 2003, respectively. We consider all short-term, highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents. We classify all investments with original maturity dates in excess of three months and with maturities less than one year as short-term investments. We classify all investments that we intend to hold for more than one year as long-term investments. We classify all cash that is not available for general use, either due to Financial Services Authority requirements or through restrictions in specific agreements, as restricted cash or restricted short-term investments.
      We invest a portion of our cash in investment-grade marketable debt securities through a third party asset management company. We also invest a portion of our cash in excess of short-term operating needs in U.S. AAA rated 28-day Auction Rate Securities, or ARS. We classify these investments as available-for-sale in accordance with Statement of Financial Accounting Standards, or SFAS, 115, Accounting for Certain Investments in Debt and Equity Securities. Available-for-sale investments are carried at their fair values with unrealized gains and losses reported as a component of accumulated other comprehensive income. We do not have any investments classified as held-to-maturity or trading.
      ARS are instruments whose interest rates or dividends are reset frequently, usually every seven to 49 days. The reset mechanism occurs via a Dutch auction, wherein purchasers and sellers submit their orders for ARS to registered broker-dealers. The highest bid that clears the auction is the interest rate or dividend applied to the entire issue until the next auction date. While there is no guarantee that a sell order will be filled, it is rare for it not to be filled due to the high credit quality of the ARS. Even though we purchase 28-day auction rate issues, we are required to classify these securities as short-term investments instead of cash and cash equivalents as the original maturity of the ARS is in excess of three months. The ARS investments are classified as current assets based on our intent and ability to use these investments as necessary for short-term requirements. We had ARS investments of $5.7 million and $12.0 million as of December 31, 2004 and 2003, respectively, and our ARS investments are presented as short-term investments on our consolidated balance sheets. We had no ARS investments as of September 30, 2005.
      We had $11.2 million, $12.4 million and $11.9 million in restricted cash held at ICE Futures as of September 30, 2005 and December 31, 2004 and 2003, respectively. The Financial Services Authority requires ICE Futures, as a Recognized Investment Exchange, to restrict the use of the equivalent of six months’ operating expenditures in cash or cash equivalents at all times. Our subsidiary, ICE Markets Limited, or ICE Markets, is authorized and regulated by the Financial Services Authority as an arranger of deals in investments and as an agency broker. The Financial Services Authority requires ICE Markets to maintain a minimum level of financial resources, which is calculated annually on the basis of 25% of the relevant annual expenditures, adjusted for any illiquid assets. As of September 30, 2005 and December 31, 2004 and 2003, we had $850,000, $1.0 million and $874,000, respectively, in restricted cash held at ICE Markets. In June 2001, when we acquired the International Petroleum Exchange (which we renamed ICE Futures in October 2005), $24.0 million of cash collateral was pledged by certain shareholders to secure a letter of credit issued to support our redemption obligations in respect of our Class B redeemable common stock, which we issued as a portion of our payment to the sellers. This cash was held in a facility that was controlled by the Gas and Power Firms and originally was not reflected in our consolidated financial statements. In January 2003, the FASB issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. We adopted FIN 46 in November 2003. Given our ability to receive all of the variable interest entity’s expected residual losses and returns, we were considered the primary beneficiary under FIN 46 and we were required to consolidate the entity. The result of the adoption of FIN 46 and the consolidation of the variable interest entity was to increase restricted short-term investments by $24.0 million and to increase additional paid-in capital by $24.0 million in 2003. In November 2004, in connection with the redemption of our Class B redeemable common stock, the letter of credit was paid for the benefit of the holders of our Class B redeemable common stock and the $24.0 million was released to the letter of credit bank. We have no further obligation or interest in respect of this arrangement.
      In November 2004, we entered into a $25.0 million revolving credit agreement with Wachovia Bank, National Association, or Wachovia. We were required to maintain a $5.0 million money market account with Wachovia until we had transferred our primary domestic and international deposit accounts to Wachovia. As of December 31, 2004, this $5.0 million balance was reflected as restricted cash. In June 2005, we transferred our accounts to Wachovia. We are no longer required to maintain a money market account, and as of September 30, 2005, the balance is no longer reflected as restricted cash.
      We maintain cash and short-term investments in an amount sufficient to meet our working capital requirements. In our OTC business segment, in addition to the ARS described above, we have historically invested our excess cash predominantly in commercial paper and overnight deposits that are highly liquid, are of high-quality investment grade and have maturities of three months or less with the intent of having these funds readily available for operating, acquisition and strategic equity investment purposes. In our futures business segment, we earn interest income on our excess cash balances which historically related to interest earned on money market deposits in the United Kingdom.
      During July 2005, we entered into an agreement with a third party asset management company to manage our cash over a predetermined operating cash threshold. The agreement specifies our investment objectives, as well as guidelines for and restrictions on investments. The investment objectives are to maximize income, preserve principal value and to maintain adequate liquidity to meet account demands. The investments guidelines limit the types of investments that the third party asset management company can enter into based on pre-approved guidelines relating to types of securities, amount of investments and maturity.

Cash Flow
      The following tables present, for the periods indicated, the major components of net increases (decreases) in cash and cash equivalents:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands)
Net cash provided by (used in):
Operating activities	$29,490	$24,565	$40,161	$27,093	$51,172
Investing activities	(38,071)	4,106	(4,777)	(18,131)	(25,209)
Financing activities	(15,116)	(1,215)	(20,324)	(1,324)	(20,051)
Effect of exchange rate changes	(3,268)	685	1,226	3,648	2,105

Net increase (decrease) in cash and cash equivalents	$(26,965)	$28,141	$16,286	$11,286	$8,017

Operating Activities
      Consolidated net cash provided by operating activities was $29.5 million and $24.6 million for the nine months ended September 30, 2005 and 2004, respectively, and $40.2 million, $27.1 million and $51.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization and the effects of changes in working capital. Fluctuations in net cash provided by operating activities are primarily attributable to increases and decreases in our net income between periods and, to a lesser extent, due to fluctuations in working capital. The $13.1 million increase in net cash provided by operating activities for the year ended December 31, 2004 from the comparable period in 2003 is primarily due to the $6.5 million increase in the OTC business segment’s net income for the year ended December 31, 2004 from the comparable period in 2003, the increase in the futures business segment’s net income and the net increases in accrued salaries and benefits and other accrued liabilities. The $24.1 million decrease in net cash provided by operating activities for the year ended December 31, 2003 from the comparable period in 2002 is primarily due to the $23.6 million decrease in the OTC business segment’s net income for the year ended December 31, 2003 from the comparable period in 2002.

Investing Activities
      Consolidated net cash provided by (used in) investing activities was ($38.1 million) and $4.1 million for the nine months ended September 30, 2005 and 2004, respectively, and ($4.8 million), ($18.1 million) and ($25.2 million) for the years ended December 31, 2004, 2003 and 2002, respectively. These activities primarily relate to capital expenditures in each period for software, including internally developed software, and for computer and network equipment. We incurred capitalized software development costs of $4.0 million and $3.4 million during the nine months ended September 30, 2005 and 2004, respectively, and $4.8 million, $5.2 million and $6.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. We had additional capital expenditures of $4.8 million and $1.3 million during the nine months ended September 30, 2005 and 2004, respectively, and $1.7 million, $1.6 million and $14.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. The $14.8 million in capitalized expenditures for the year ended December 31, 2002 included $10.4 million in computer network equipment relating to the development of our electronic platform and disaster recovery platform. We had a net decrease (increase) in investments classified as available-for-sale of ($34.6 million) and $8.6 million during the nine months ended September 30, 2005 and 2004, respectively, and a net decrease in restricted cash of $5.3 million and $180,000, respectively, due to changes in the available-for-sale investments and restricted cash balance between periods. We had a net decrease (increase) in investments classified as available-for-sale of $6.5 million, ($7.9 million) and ($3.8 million) for the years ended December 31, 2004, 2003 and 2002, respectively, and a net decrease (increase) in restricted cash of ($4.7 million), ($2.8 million) and $142,000, respectively, due to changes in the available-for-sale investments and restricted cash balances between periods.

Financing Activities
      Consolidated net cash used in financing activities was $15.1 million and $1.2 million for the nine months ended September 30, 2005 and 2004, respectively, and $20.3 million, $1.3 million and $20.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Consolidated net cash used in financing activities for the nine months ended September 30, 2005 primarily relates to the repayment of $12.0 million of the $25.0 million revolving credit facility. During the nine months ended September 30, 2005, we incurred $3.2 million in professional services costs related to the anticipated initial public offering of our common stock. Consolidated net cash used in financing activities for the year ended December 31, 2004 primarily relates to $43.5 million paid in connection with the redemption of the Class B redeemable common stock, partially offset by $25.0 million in cash drawn down under our revolving credit facility. Consolidated net cash used in financing activities for the year ended December 31, 2002 primarily relates to $16.5 million in repayments of related-party notes payable. We also had payments on capital lease obligations, primarily related to computer and network equipment, of $482,000 and $1.2 million for the nine months ended September 30, 2005 and 2004, respectively, and $1.6 million, $1.9 million and $3.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      We intend to use a portion of the net proceeds of this offering to repay all amounts outstanding under our revolving credit facility, which as of September 30, 2005 was $13.0 million.
Loan Agreements
      We entered into our revolving credit agreement with Wachovia on November 17, 2004. Under this agreement, we may borrow an aggregate principal amount of up to $25.0 million at any time through November 17, 2006. The facility includes an unused line fee that is equal to the unused maximum revolver amount multiplied by an applicable margin rate and is payable on a quarterly basis, which as of December 31, 2004 was 0.15%.
      Loans under the Wachovia facility bear interest on the principal amounts outstanding at LIBOR plus an applicable margin rate, which as of September 30, 2005 and December 31, 2004 was 0.85%. We have the option to select the interest rate and interest period applicable to any loans at the time of borrowing, which can be either a daily LIBOR market index loan or a LIBOR rate loan with a period of one, three or six months. Interest on each LIBOR market index loans is payable monthly and the interest on the LIBOR rate loans is payable on the last day of each interest period generally.
      On November 23, 2004, we borrowed the entire $25.0 million available under the Wachovia facility to fund a portion of the $67.5 million redemption of our Class B redeemable common stock. As of December 31, 2004, $13.0 million was held in a six-month LIBOR rate loan with a locked in interest rate, including the applicable margin rate, of 3.40%. The remaining balance of $12.0 million was held in a daily LIBOR market index loan with an interest rate at December 31, 2004, including the applicable margin rate, of 3.25%. The $12.0 million LIBOR market index loan was repaid in January 2005.
      This facility provides for a negative pledge on all of our assets. The facility also contains affirmative and negative covenants including, but not limited to, cash flow leverage ratios, minimum tangible net worth ratios and limitations or approvals needed from Wachovia for acquisitions, external debt and other fundamental changes to our business. We historically have been and are currently in compliance with the financial covenants of our credit facility.
      On October 18, 2005, we entered into an amendment to the Wachovia revolving credit facility. Under the amended Wachovia revolving credit facility, we may borrow an aggregate principal amount of up to $50.0 million at any time through November 17, 2007. As consideration for this change, we paid an amendment fee to Wachovia of $175,000.
      On May 11, 2000, we entered into a term loan agreement with Goldman Sachs Credit Partners L.P., an affiliate of The Goldman Sachs Group, Inc., and Morgan Stanley Capital Group, Inc., two of our Initial Shareholders that are affiliated with the lead underwriters of this offering. Under the agreement, we could borrow an aggregate principal amount of up to $20 million ($10 million from each lender) in two term loans.

We borrowed $16.1 million under the term loan agreement in 2000 and repaid the principal balance and accrued interest of $16.5 million in 2002. In November 2002, the term loan agreement was cancelled and all liens were released. The loans bore interest on the principal amounts at one-month LIBOR, with interest compounding monthly and payable at the maturity date.
Future Capital Requirements
      Our future capital requirements will depend on many factors, including the rate of our trading volume growth, required technology initiatives, regulatory compliance costs, the expansion of sales and marketing activities, the timing and introduction of new products and enhancements to existing products, and the continuing market acceptance of our electronic platform. We currently expect to make capital expenditures ranging between $5.4 million and $5.9 million in 2005 and ranging between $7.8 million and $8.8 million in 2006 to support the continued expansion of our futures and OTC businesses. We expect that these expenditures will focus on the further expansion of our electronic futures and OTC participant base, the expansion of distribution opportunities via the possible acquisition of existing businesses, the addition of products in our market data services business, and the provision of back office service systems as well as technical improvements to, and enhancements of, our existing systems, products and services. We expect our capitalized software development costs to remain relatively consistent with our 2004 software development costs.
      We believe that cash flows from operations and the net proceeds of this offering will be sufficient to fund our working capital needs and capital expenditure requirements at least through the end of 2006. Our revolving credit agreement is currently the only agreement or arrangement that we have with third parties to provide us with sources of liquidity and capital resources following this offering. In the event that we consummate any strategic acquisitions or investments, or if we are required to raise capital for any reason, we may need to incur additional debt or issue additional equity to help raise the necessary funds. We cannot assure you that we will be able to obtain any such financing on acceptable terms or at all.
Off-Balance Sheet Entities
      We currently do not have any relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Commercial Commitments
      The following tables present, for the periods indicated, our contractual obligations (which we intend to fund from operations) and commercial commitments as of December 31, 2004:

	Payments Due by Period

		Less
		Than	1-3	4-5	After 5
	Total	1 Year	Years	Years	Years

	(in thousands)
Contractual Obligations:
Short-term debt(1)	$12,000	$12,000	$—	$—	$—
Capital lease obligations(2)	512	512	—	—	—
Operating leases	4,984	1,867	3,117	—	—
Long-term debt(3)	13,000	—	13,000	—	—
eSpeed licensing agreement(4)	4,000	2,000	2,000	—	—

Total contractual cash obligations	$34,496	$16,379	$18,117	$—	$—

(1)	Short-term debt was repaid in full in January 2005.
(2)	The remaining capital lease obligations were paid during the three months ended March 31, 2005.
(3)	We expect to repay long-term debt in full out of the net proceeds of this offering.
(4)	The eSpeed licensing agreement also includes a quarterly royalty payment that is based on trading volume. The royalty payments were $926,000, $32,000 and $14,000 for the nine months ended September 30, 2005 and for the years ended December 31, 2004 and 2003, respectively. The remaining 2005 through 2007 estimates have not been included in the above estimates.
Non-GAAP Financial Measure
      We provide adjusted net income as additional information regarding our operating results. Adjusted net income is calculated as net income plus two items, floor closure costs and settlement expense, presented net of tax. We do not believe these items are representative of our future operating performance since both costs were incurred for specific reasons outside of normal operations. We consider floor closure costs a non-recurring expense, since we no longer maintain an open-outcry trading floor due to our transition to electronic futures trading. We believe that a settlement expense is an infrequent and unusual expense, and we currently do not believe that a settlement expense is likely to recur within two years.
      We believe that our presentation of adjusted net income provides investors with meaningful information relating to our financial condition and results of operations, and is useful for period-to-period comparison of results because the floor closure costs and the settlement expense are not reflective of our normal operating performance. This measure is not in accordance with, or an alternative to, U.S. generally accepted accounting principles, or GAAP, and may be different from non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We strongly recommend that investors review the GAAP financial measures included in this prospectus, including our consolidated financial statements and the notes thereto.
      Our management uses adjusted net income as a financial measure to evaluate the performance of our business. When viewed with our GAAP results and the accompanying reconciliation, we believe adjusted net income provides a more complete understanding of factors affecting our business than GAAP measures alone. Management uses adjusted net income to evaluate operating performance and management decisions made during the reporting period by excluding certain items that we believe have less significance on the day-to-day performance of our business. Our internal budgets are based on adjusted net income, and we communicate our adjusted net income to shareholders and our board of directors. In addition, adjusted net income is among the criteria used in determining performance-based compensation. We understand that analysts and investors regularly rely on non-GAAP financial measures, such as adjusted net income, to assess operating performance. Adjusted net income may be helpful in more clearly highlighting trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures, since adjusted net income eliminates from our results specific financial items that have less bearing on our operating performance.
      The presentation below compares our operating performance for the current periods, as adjusted, to our normal operating performance in the comparable prior periods. The following table reconciles net income to adjusted net income for the periods presented.

	Consolidated		Futures Segment	OTC Segment

	Nine Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	June 30,	September 30,	September 30,
	2005	2005	2005	2005

	(in thousands)
Net income (loss)	$25,550	$(141)	$13,815	$11,735
Add: Floor closure costs	4,814	4,814	4,814	—
Add: Settlement expense	15,000	15,000	—	15,000
Less: Effective tax rate benefit of floor closure costs and settlement expense	(7,119)	(7,119)	(1,685)	(5,434)

Adjusted net income	$38,245	$12,554	$16,944	$21,301

Quantitative and Qualitative Disclosures about Market Risk
      We are exposed to market risk in the ordinary course of business. This market risk consists primarily of interest rate risk associated with our cash and cash equivalents, short-term investments, restricted cash and restricted short-term investments and foreign currency exchange rate risk.

Interest Rate Risk
      We have exposure to market risk for changes in interest rates relating to our cash and cash equivalents, short-term and long-term investments, restricted cash and restricted short-term investments. As of September 30, 2005 and December 31, 2004 and 2003, our cash and cash equivalents, short-term and long-term investments, restricted cash and restricted short-term investments, were $85.3 million, $85.3 million and $93.7 million, respectively, of which $59.3 million, $46.0 million and $46.5 million, respectively, were denominated in pounds sterling. The remaining investments are denominated in U.S. dollars. In general, our investments in the United Kingdom earn interest at a higher rate than in the United States. Due to the conservative nature of our investment portfolio, which is structured with a focus on capital preservation, we would not expect our operating results or cash flows to be significantly affected by changes in market interest rates. We do not use our investment portfolio for trading or other speculative purposes.

Foreign Currency Exchange Rate Risk
      We have had significant operations in the United Kingdom since our acquisition in 2001 of the International Petroleum Exchange (which we renamed ICE Futures in October 2005). The revenues, expenses and financial results of ICE Futures and other U.K. subsidiaries are denominated in pounds sterling. Pounds sterling is the functional currency of our U.K. subsidiaries. We have foreign currency translation risk equal to our net investment in our subsidiaries. The financial statements of our U.K. subsidiaries are translated into U.S. dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account, a component of shareholders’ equity. As of September 30, 2005 and December 31, 2004 and 2003, the portion of our shareholders’ equity attributable to accumulated other comprehensive income from foreign currency translation was $24.5 million, $37.0 million and $26.4 million, respectively. The year-end foreign currency exchange rate for pounds sterling to the U.S. dollar increased from 1.6095 as of December 31, 2002 to 1.7846 as of December 31, 2003, and then to 1.9160 as of December 31, 2004. The foreign currency exchange rate decreased to 1.7696 as of September 30, 2005.
      We also have foreign currency transaction risk related to the settlement of foreign receivables or payables that occur through our electronic platform, including for our OTC European gas and power markets, which are paid in pounds sterling, and for our foreign subsidiaries’ cash accounts held in U.S. dollars. We had foreign currency transaction (gains) losses of ($1.4 million) and $73,000 during the nine months ended September 30, 2005 and 2004, respectively, and $1.4 million, $644,000 and $149,000 for the years ended December 31, 2004, 2003 and 2002, respectively, primarily attributable to the fluctuations of pounds sterling relative to the U.S. dollar. The average exchange rate of pounds sterling to the U.S. dollar increased from 1.5071 for the year ended December 31, 2002 to 1.6341 for the year ended December 31, 2003, and then to 1.8296 for the year ended December 31, 2004. The average exchange rate also increased to 1.8383 for the nine months ended September 30, 2005.
      We generate a significant portion of our revenues from sales to participants located outside of the United States, principally in the United Kingdom. Of our consolidated revenues, 38.3%, 46.1%, 47.1% and 33.7% were denominated in pounds sterling for the nine months ended September 30, 2005 and for the years ended December 31, 2004, 2003 and 2002, respectively. Of our consolidated operating expenses, 35.5%, 44.4%, 40.0% and 29.2% were denominated in pounds sterling for the nine months ended September 30, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively. As the pounds sterling exchange rate changes, the U.S. equivalent of revenues and expenses denominated in foreign currencies changes accordingly.
      All other sales in our business are denominated in U.S. dollars, including all sales of our futures market data generated by ICE Futures. Our U.K. operations in some instances function as a natural hedge because most U.K. revenues and operating expenses are denominated in pounds sterling. We acquired the IPE (which we renamed ICE Futures in October 2005) in June 2001 and we formed four wholly-owned U.K. subsidiary companies during 2003. We also began to offer trading in the OTC European gas commodities market in December 2001 and in the OTC European power commodities market in May 2002. As a result, to date, our exposure to foreign currency exchange risk has increased. This exposure will continue to increase as we expand and introduce additional international products on our electronic platform. The effect of an immediate 10% decline in exchange rates would result in a translation adjustment loss of $10.0 million which would be recorded as a foreign currency translation adjustment as a component of other comprehensive income, as of September 30, 2005.
      We currently enter into hedging transactions to help mitigate our foreign exchange risk exposure. During 2004 and 2003, we entered into foreign currency hedging activities primarily to protect our net investment in our foreign subsidiaries. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we are required to recognize all derivative financial instruments as either assets or liabilities on our consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments is recognized in earnings. We do not hold or issue any derivative financial instruments for trading purposes.

Impact of Inflation
      We have not been adversely affected by inflation as technological advances and competition have generally caused prices for the hardware and software that we use for our electronic platform to remain constant or to decline. In the event of inflation, we believe that we will be able to pass on any price increases to our participants, as the prices that we charge are not governed by long-term contracts.
New Accounting Pronouncements
      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

      The SEC announced on April 14, 2005 a phased-in implementation process for SFAS No. 123 (R) that would require registrants that are not small business issuers to adopt SFAS No. 123 (R)’s fair value method of accounting for share-based payments to employees no later than the first fiscal year beginning after June 15, 2005. As a result, registrants with a fiscal year ending December 31, will not be required to adopt SFAS No. 123 (R) until January 1, 2006. Early adoption will be permitted in periods in which financial statements have not been issued. We expect to adopt SFAS No. 123(R) on January 1, 2006.
      SFAS No. 123(R) permits companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      We plan to adopt SFAS No. 123(R) using the modified prospective method.
      As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. While we expect that the impact will be significant, we cannot predict the amount of the impact at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Notes 2 and 10 to our consolidated financial statements and related notes included elsewhere in this prospectus. It should be noted that there are certain differences between the requirements of SFAS No. 123 and SFAS No. 123(R) that may result in a material difference in the impact of the fair value calculations on our net income and earnings per share. This includes the requirement under SFAS No. 123(R) to estimate forfeitures, the requirement that an excess tax benefit reduces taxes payable before it is realized, potential changes to the capitalization of compensation cost and our use of industry volatility figures in prior periods.
      SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. We cannot estimate what those amounts may be in the future because they depend on, among other things, when employees exercise stock options. We did not recognize any tax deductions in excess of the recognized compensation cost for the years ended December 31, 2004, 2003 and 2002.
      In December 2004, FASB Staff Position No. SFAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP SFAS 109-2) was issued. FSP SFAS 109-2 provides guidance under SFAS 109, Accounting for Income Taxes (SFAS No. 109), for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004, or the Jobs Act, enacted on October 22, 2004. FSP SFAS 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Jobs Act before applying the requirements of FSP SFAS 109-2. See note 11 to our consolidated financial statements that are included elsewhere in this prospectus.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3 (SFAS No. 154). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for us as of January 1, 2006. We do not believe that the adoption of SFAS No. 154 will have a material impact on our consolidated financial statements.
Critical Accounting Policies
      We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of, and any associated risks related to, these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where these policies materially affected our financial results. For a detailed discussion on the application of these and other accounting policies, see note 2 to our consolidated financial statements and related notes included elsewhere in this prospectus. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period.
      We evaluate our estimates and judgments on an ongoing basis, including those related to the accounting matters described below. We base our estimates and judgments on our historical experience and other factors that we believe to be reasonable under the circumstances existing when we make these estimates and judgments. Based on these factors, we make estimates and judgments about, among other things, the carrying values of assets and liabilities that are not readily apparent from market prices or other independent sources and about the recognition and characterization of our revenues and expenses. The values and results based on these estimates and judgments could differ significantly under different assumptions or conditions and could change materially in the future.
      We believe that the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements and could materially increase or decrease our reported results, assets and liabilities.

Legal Contingencies
      We are subject to an ongoing risk of potential legal proceedings and claims. We are currently involved in certain legal proceedings as discussed under the heading “Regulation and Legal Proceedings”. Whenever we become involved in a legal proceeding or claim, through consultation with outside counsel handling our defense and based upon an analysis of potential results, assuming a combination of litigation and settlement strategies, we determine if any legal accrual is required. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. These losses can be difficult to estimate and, in the case of judgments or other outcomes that may require us to change our business or operations, can have a long-term cost that can be impossible to determine. We make a determination of the amount of reserves required, if any, for these contingencies after careful analysis of each individual issue. We have not established any reserves since our inception, and we currently do not maintain any reserves.
      We face potential regulatory demands and threatened legal claims, as described under the heading “Regulation and Legal Proceedings”. However, we have concluded that these matters have not proceeded sufficiently for their likely outcomes to be determinable. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially and adversely affected by new developments, changes in our assumptions or the effectiveness of our strategies relating to these matters.

Goodwill and Other Identifiable Intangible Assets
      We have significant intangible assets related to goodwill and other acquired intangibles. Our determination of related estimated useful lives of intangible assets and whether or not these assets are impaired requires us to make significant judgments. If we change our strategy or if market conditions shift, our judgments may change, which may result in adjustments to recorded asset balances.
      We periodically evaluate acquired intangible assets for indications of potential impairment. In assessing the recoverability of the goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges against these assets. Future events could cause us to conclude that indications of impairment exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations. Our goodwill and other intangible assets are evaluated for impairment annually in our fiscal fourth quarter or earlier if events indicate that value may be impaired. Such evaluation includes comparing the fair value of a reporting unit with its carrying value and analyzing expected future discounted cash flows at the reporting unit level. The reporting unit level for our goodwill and the majority of our other intangible assets is the futures business segment, which relates to the operations of our subsidiary, ICE Futures. This analysis has not resulted in impairment through September 2005.
      As of September 30, 2005, we had net goodwill of $76.2 million and net other intangible assets of $2.4 million relating to our acquisition of the International Petroleum Exchange (which we renamed ICE Futures in October 2005) in 2001 and our purchase of trademarks and internet domain names from various third parties in 2003. The FASB issued SFAS No. 141 and SFAS No. 142 in June 2001. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles with indefinite lives. Effective January 1, 2002, we adopted SFAS No. 142. Under the provisions of SFAS No. 142, we no longer amortize goodwill or other intangible assets with indefinite useful lives. In the period between the acquisition of the International Petroleum Exchange and December 31, 2002, goodwill and indefinite lived intangibles were amortized on a straight-line basis over their estimated useful lives, which were estimated to be 20 years. We recognize specifically identifiable intangibles when a specific right or contract is acquired. These intangibles are amortized on a straight-line basis over the lesser of their contractual and estimated useful lives, which are estimated to be five years.
      The goodwill and other intangible assets balances have increased since our acquisition of the IPE due to translation adjustments. Under SFAS No. 52, Foreign Currency Translation, following a business combination, the amounts allocated as of the acquisition date to the assets acquired and liabilities assumed, including goodwill and other intangible assets, should be translated as if the purchase adjustments were recorded directly on the books of the foreign subsidiary. The appreciation of pounds sterling relative to the U.S. dollar in 2004, 2003 and 2002 has increased our goodwill and other intangibles with a corresponding increase primarily to accumulated other comprehensive income. The translation adjustments have also resulted in additional amortization expenses being recognized on the increase in the definite-lived other intangible assets.

Capitalized Software Development Costs
      We capitalize costs related to the development of software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred during the preliminary project work stage or conceptual stage, such as determining the performance requirements, system requirements and data conversion, are expensed as incurred. Costs incurred in the application development phase, such as coding, testing for new software and upgrades that result in additional functionality, are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed three years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Costs incurred during the post-implementation/operation stage, including training costs and maintenance costs, are expensed as incurred. We capitalized internally developed software costs of $4.0 million and $3.4 million during the nine months ended September 30, 2005 and 2004, respectively, and $4.8 million, $5.2 million and $6.0 million during the years ended December 31, 2004, 2003 and 2002, respectively. Determining whether particular costs incurred are more properly attributable to the preliminary or conceptual stage, and thus expensed, or to the application development phase, and thus capitalized and amortized, depends on subjective judgments about the nature of the development work, and our judgments in this regard may differ from those made by other companies. General and administrative costs related to developing or obtaining such software are expensed as incurred.
      We review our capitalized software development costs and our other long-lived assets for impairment at each balance sheet date and whenever events or changes in circumstances indicate that the carrying amount of our long-lived assets should be assessed. We also write down our property and equipment, including computers, network equipment, and software, for estimated obsolescence. Our judgments about impairment are based in part on subjective assessments of the usefulness of the relevant software and may differ from comparable assessments made by others. We have not recorded any impairment charges since our formation. To analyze recoverability, we estimate undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. We believe that our capitalized software development costs and our other long-lived assets are appropriately valued in our consolidated financial statements and related notes included elsewhere in this prospectus.

Foreign Currency
      We currently generate a significant portion of our revenues and net income and corresponding accounts receivable and cash through sales denominated in pounds sterling. As of September 30, 2005, $59.3 million of our cash and cash equivalents, short-term and long-term investments, and restricted cash, $6.5 million of our accounts receivable, $78.3 million of our goodwill and other intangible assets and $142.6 million of our total net assets were denominated in pounds sterling. The foreign currency gains and losses on these pounds sterling net assets are currently significant to us, and we have determined that foreign currency derivative products are required to hedge our exposure. If there were a significant decline in the pounds sterling exchange rate, our net assets would be less than the current reported amount. A decline in the exchange rate of pounds sterling to the U.S. dollar of 10% from the rate as of September 30, 2005 would result in a translation loss of $10.0 million that would be recorded as a foreign currency translation adjustment as a component of other comprehensive income.
      The functional currency of our U.K. subsidiaries is pounds sterling. We translate these assets and liabilities into U.S. dollars using period-end exchange rates, and income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity. As of September 30, 2005 and December 31, 2004 and 2003, the accumulated other comprehensive income translation was $24.5 million, $37.0 million and $26.4 million, respectively. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or cash accounts of our foreign subsidiaries held in U.S. dollars, are included in other income (expense) in the consolidated statements of income and resulted in net foreign currency transaction (gains) losses of ($1.4 million) and $73,000 during the nine months ended September 30, 2005 and 2004, respectively, and $1.4 million, $644,000 and $149,000 during the years ended December 31, 2004, 2003 and 2002, respectively.
      During 2004 and 2003, we entered into hedging transactions to help mitigate our foreign exchange exposure. During 2004 and 2003, we entered into forward exchange contracts as hedges to protect the net investment in our foreign subsidiaries. As a matter of policy, our derivative positions are used to reduce risk by hedging an underlying economic exposure. Because of the high negative correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments are generally offset by reciprocal changes in the value of the underlying exposure. Our currency derivatives are generally straightforward over-the-counter instruments with liquid markets. We do not hold or issue any derivative financial instruments for trading purposes. In accordance with SFAS No. 133, we are required to recognize all derivative financial instruments as either assets or liabilities in our consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments are immediately recognized in earnings. On June 30, 2005, we settled a £13 million average rate forward net investment hedge.

We recorded this settlement by making a $1.2 million cash payment and by reducing accrued liabilities by $1.2 million, the carrying value of the underlying exposure. The loss on this hedge was $749,000, net of taxes, and is reflected in accumulated other comprehensive income. As of September 30, 2005, December 31, 2004 and 2003, the portion of our shareholders’ equity attributable to accumulated other comprehensive income from hedging derivatives account balance was a net loss of $2.5 million, $2.5 million and $441,000, respectively.
      When entered into, we formally designate and document the derivative financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. We formally assess, both at inception and at least quarterly thereafter, whether the derivative financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instruments and the underlying exposure being hedged, fluctuations in the value of the derivative financial instruments are offset by changes in the fair value or cash flows of the underlying exposures being hedged.
      The counterparties with whom we trade foreign exchange contracts are major U.S. and international financial institutions, including one that is a related party. For a discussion of the foreign exchange contracts with the related parties, see “Certain Relationships and Related Transactions”. We continually monitor our position with and the credit quality of the financial institutions and do not expect nonperformance by any of the counterparties.
      We will continue to offer additional products in the United Kingdom and potentially in other countries in Europe beginning in 2005, which will increase our foreign currency exposure as these sales and receivables will be denominated in the functional currency of our foreign subsidiaries.
     Stock Option Valuation
      We have historically issued one large stock option grant during the fourth quarter of each year and have on occasion issued smaller stock option grants during the year, primarily for new employees. An independent valuation is performed just prior to the fourth quarter stock option grant to assist our board of directors in determining the fair market value of our common stock. The independent valuation includes a discounted cash flow analysis and a guideline company valuation multiple analysis primarily based on financial projections provided by us to the independent party. The independent valuation provides a relevant range of fair value per share. Our board of directors then determines a fair value per share amount that is within the relevant range, based on information provided in the valuation and based on market conditions.
      Our board of directors received an independent valuation in August 2004 to help it determine the $8.00 per share fair market value for the stock options we granted in the fourth quarter of 2004. The $8.00 per share price was at the top end of the range provided by the independent valuation. No stock options were granted during the first three quarters of 2004. There were two large independent sales of our Class A common stock, Series 2 during the fourth quarter of 2004 and the first quarter of 2005 representing 8.7% of the total outstanding Class A common stock, Series 2. Both of these independent stock sales were at a price less than the $8.00 per share fair market value as determined by our board of directors for the exercise price of the stock option grants during 2004 and during the month of January 2005. Our board of directors received an independent valuation in October 2005 to help it determine the $17.40 per share fair market value of our common stock as of September 30, 2005, which was at the top end of the range provided by the independent valuation.
      The fair market value of our common stock is reviewed throughout the year for the valuation of the smaller stock option grants based on various factors, including our financial performance, updated financial projections, market conditions and any independent sales of our common stock by existing shareholders since the date of the last independent valuation. If our financial performance is consistent with our projections, if our financial projections and market conditions have not changed and if any independent sales of our common stock are consistent with the latest independent valuation, then a contemporaneous valuation is not performed at the time of the smaller stock option grants. However, if one of these variables indicates that the fair market value of our common stock has increased since the last independent valuation, then we would have a contemporaneous valuation performed at the time of these smaller stock option grants.

INDUSTRY OVERVIEW
Introduction
      The markets for energy commodities trading include trading in both physical commodities contracts and derivative instruments — instruments that derive their value from an underlying energy commodity or index — across a wide variety of commodities, including crude oil, natural gas, electricity or power, coal, chemicals, weather and emissions. Derivative instruments provide a means for hedging price risk, asset allocation, speculation or arbitrage. Contracts for physical commodities allow counterparties to contract for the delivery of the underlying physical asset.

Energy Commodities
      Crude oil is one of the world’s most widely-used commodities, and as such is also one of the most widely-traded commodities. The term “crude” oil refers to petroleum in its raw form, as it comes out of the earth. There are several different types or grades of crude oil traded in the market, each of which is named to reflect the oil field from which it is extracted. For example, Brent crude oil is named for the Brent Oil Field in the North Sea, off the coast of Britain, and Oseberg and Forties are grades of crude oil similar to Brent crude and are also drawn from the North Sea. Crude oil, including Brent crude oil, is only useful after refining, which produces numerous oil-based component products, including petroleum gas, gasoline, naphtha, kerosene, gas oil, heavy gas oil, lubricating oils and residuals, among others. The breadth of these refined oil products is illustrated in the diagram below.

      Natural gas, another widely-used and widely-traded energy commodity, is a naturally occurring combustible mixture of hydrocarbon gases that is extracted from the earth. Natural gas is used extensively on a commercial basis in the production of chemicals and the generation of electric power. Residential use of natural gas is on the rise given its availability and price relative to heating oil and electric power. While natural gas is comprised primarily of methane, it can also include ethane, propane, butane and pentane. Natural gas is found in reservoirs underneath the earth, and its presence is commonly associated with crude oil deposits. Once brought from underground, natural gas is refined to remove impurities such as water and sand, as well as other gases and compounds. After refining, natural gas is transported through a network of pipelines, thousands of miles of which exist in the United States and other developed countries, to delivery points, or “hubs”.
      Power can be generated through a number of means, including the burning of refined crude oil products and natural gas, or through renewable means such as hydro-electric generation or wind. In contrast to natural gas and crude oil, power is a man-made “end” commodity that cannot be stored — it must be used as it is produced — and therefore is transported via a network of transmission lines only within the regions in which it is generated.
      Natural gas and power contracts are traded based, in part, upon the location to which they are delivered. In North America, there are nearly 100 natural gas hubs (including the benchmark Henry Hub located in Louisiana), and approximately 15 power hubs. Market participants can trade contracts for natural gas or power based on any of these hubs, whose prices are determined by transportation costs and supply and demand at each hub. An example of a leading regional power contract is the PJM financial power contract, which is based on power generated in the Pennsylvania, New Jersey and Maryland region. Further, natural gas market participants often enter into basis swaps that hedge the difference in cost between delivery to the benchmark Henry Hub and another hub that may be closer to the participants’ preferred point of delivery. The diagrams below illustrate the locations of some of the major North American natural gas and power hubs.
Major North American Natural Gas Hubs

Major North American Power Hubs

Source:	Energy Information Administration; Intelligence Press Inc.

Derivative and Physical Commodities Contracts
      In addition to being characterized by an underlying commodity or component asset, derivative contracts are further characterized by physical delivery or financial settlement, as well as the term of the contract. The contracts with the greatest liquidity are those that have settlement or expiry dates within the following one or two months, called the prompt or front months. Contracts that have settlement dates one year out or longer, referred to as the back months, tend to be less actively traded.
      Participants in the markets for energy commodities trading include industrial firms that produce or use energy products and financial institutions, among others. These market participants pursue a range of trading strategies for a variety of reasons, including:

•	Risk Management: Firms that produce or consume commodities may use physical or derivative contracts to hedge their exposure to future price movements.

•	Asset Allocation: Derivative contracts allow market participants to gain market exposure to the returns or diversification offered by a particular commodity or group of commodities without investing in the underlying physical asset.

•	Speculation: Market participants that have a specific view on the direction of commodity prices may buy or sell derivative contracts in anticipation of benefiting from a commodity’s directional price movement, whether rising or falling.

•	Arbitrage: Market participants may buy or sell derivative contracts in an attempt to profit from perceived value differences among related commodities, or correlated asset classes, or between the derivatives and physical markets.

•	Physical delivery: Firms that consume or are under contractual obligations to deliver or purchase energy commodities in physical form, such as a natural gas distribution company, may enter into a contract that will give them the right to receive or sell a specified quantity of the underlying commodity at a specified time and location in the future.
      There are two types of market structures within the energy commodities trading sector — the futures market and the OTC market. These market structures are distinguished by their unique regulatory, participatory, reporting and operational requirements.

The Futures Market
      The Futures Industry Association tracks more than 50 government-regulated futures exchanges located in 31 countries, including 9 exchanges located in the United States. Until the early 1970s, futures markets were restricted to traditional, physical commodities (e.g., wheat, copper, sugar). Since that time, futures markets have expanded to incorporate additional market sectors, including: currencies, interest rate instruments and stock indices. Futures exchanges that trade energy commodities include, among others, NYMEX (which principally trades in futures on energy and precious metals) and The Tokyo Commodity Exchange (which principally trades futures on gold, silver, platinum, crude oil, gasoline, kerosene and rubber) and, to a lesser extent, the Chicago Mercantile Exchange (which principally trades futures on interest rates, stock indices, foreign currencies and agricultural commodities) and the Chicago Board of Trade (which principally trades futures on financial instruments, agricultural commodities, precious metals and equity indices). In addition to offering trading of standardized contracts, futures exchanges provide access to a centralized clearing system. Commodity futures exchanges are regulated in the United States by the CFTC and are required to publish certain information, such as contract settlement prices and participant information. Commodity futures exchanges are regulated in the United Kingdom by the Financial Services Authority.
      A futures exchange typically operates as an auction market, where trading is conducted either on an electronic platform or on an open-outcry trading floor. In an auction market, prices are established publicly either on a screen or on the floor by participants posting bids, or buying indications, and offers, or indications to sell. In a typical futures market, participants can trade two types of instruments:

•	Futures: A future is the most common exchange-traded commodity contract. It is a standardized contract to buy or sell a specified quantity of an underlying asset during a particular month (an exact delivery date is not specified). Contract sizes are standardized and differ by commodity. For example, the IPE Brent Crude futures contract has a contract quantity of 1,000 net barrels, or 42,000 U.S. gallons. The price of the futures contract is determined through the auction process on the exchange. Futures contracts are settled through either physical delivery or cash settlement, depending on the contract specification.

•	Options: An option is a contract that conveys to the buyer the right, but not the obligation, to call (buy) or put (sell) an underlying futures contract at a price determined at the time of the execution of the option.
      Historically, trading in futures contracts took place exclusively through face-to-face interaction on a physical trading floor of an exchange, also known as a “pit”, through an auction process known as “open-outcry”. In an open-outcry market, the matching of buyers and sellers is achieved by traders in the pit locating other traders in the pit who have an opposite trading interest. As the name implies, traders “cry out” their bids and offers, often in combination with a system of hand signals, with the objective of finding a counterparty with whom to trade.
      The trading floor imposes physical limitations on the number of traders who can trade or observe the market at any one time. Therefore, exchanges generally restrict direct access to their trading floor to a limited number of exchange members. This limited access may drive up the price of membership on the exchange, and requires non-members to execute trades through intermediaries, such as brokers known as futures commission merchants, who are members of the exchange. As a result of these physical limitations, the open-outcry model is inefficient in certain respects, including the high cost of operating and accessing a physical trading floor, the relatively slow speed of execution, the inefficiencies inherent in requiring participants to use multiple intermediaries to complete transactions, and the increased risk of error arising from miscommunication. These inefficiencies have caused many futures exchanges to develop electronic trade execution facilities over the last decade, thereby reducing the access limitations and inefficiencies of open-outcry trading.
      All futures contracts and options on futures contracts are cleared through a central clearinghouse. Clearing is the procedure by which each futures and options contract traded on an exchange is novated, or replaced, with a contract with the clearinghouse. In this process, the clearinghouse is interposed between the trading parties and becomes the buyer to each member firm that is a seller, and the seller to each member firm that is a buyer. By interposing itself between the member firm parties of every trade, the clearinghouse guarantees each member firm party’s performance, and eliminates the need to evaluate counterparty credit risk. Futures commission merchants function, in turn, as intermediaries between market participants and a clearinghouse. From the participant’s perspective, the futures commission merchant is the counterparty to a cleared trade, as the contract is cleared by the clearinghouse in the name of the futures commission merchant. From the clearinghouse’s perspective, the futures commission merchant is the counterparty to the trade. In effect, the clearinghouse takes on the counterparty credit risk of the futures commission merchant, and the futures commission merchant assumes the credit risk of each counterparty, which is partially offset by capital held by the futures commission merchant with respect to each counterparty.
      Some futures exchanges, such as NYMEX, the Chicago Mercantile Exchange and Eurex, own and operate their own clearinghouse. Other exchanges contract for their clearing services with a third party. For example, we clear our futures contracts through LCH.Clearnet and the Chicago Board of Trade clears its contracts through the clearinghouse operated by the Chicago Mercantile Exchange.
The OTC Market
      Over-the-counter, or OTC, is a term used to describe trading activity that does not take place on a regulated exchange. According to the Bank for International Settlements, at the end of 2003, the total notional value of outstanding derivative contracts in the OTC market was over five times that of the futures market. In this market, commercial market participants have historically entered into negotiated, bilateral contracts, although in recent years participants have begun to take advantage of cleared OTC contracts that, like futures contracts, are standardized and cleared through a central clearinghouse.
      In contrast to the limited range of futures contracts available for trading on regulated exchanges, participants in the OTC markets have the ability to trade an unlimited number of customized contracts, which may specify contract terms, such as the underlying commodity, delivery date and location, term and contract size. Furthermore, while exchanges typically limit their hours of operation and restrict direct trading access to a limited number of exchange members, OTC markets operate virtually around the clock and do not impose membership requirements.
      Financially-settled OTC contracts are classified as derivatives — meaning that the contract is settled through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity. Physical contracts provide for settlement through physical delivery of the underlying commodity. Physical contracts may be entered into for either immediate delivery of a commodity, in the cash or “spot” market, or for delivery of a commodity at a specified time in the future, in the “forward” market. Forward contract prices are generally based on the spot market prices of the underlying commodity, since long-term contracts evolve into short-term contracts over time.
      Several types of contracts are typically traded in the OTC market:

•	Forwards and Swaps: A forward contract is an agreement between two parties to deliver a specified quantity of an underlying asset, on a specified date, and at a specified location. Unlike futures contracts discussed above, forward contracts are not standardized, but can be negotiated on an individual basis between counterparties. Swaps generally are contracts between the holders of two different assets with differing risk and performance profiles in which the risk or performance characteristics are exchanged. Swaps may be settled against the future price of a single commodity or against an index of commodity prices.

•	Differentials and Spreads: Differentials, or basis swaps, are contracts that allow counterparties to “swap” delivery (or the financial equivalent of delivery) of a commodity between two different delivery points. For example, trading parties may enter into a basis swap for natural gas by swapping delivery of natural gas at the benchmark Henry Hub for delivery at any hub in North America. This type of contract allows market participants to hedge or speculate on forward natural gas prices in various markets. The price of a basis swap contract is based on the cost differential between delivery at each hub. Spreads are the simultaneous purchase and sale of forward contracts for different months, different commodities or different grades of the same commodity.

•	Options: Options are contracts that convey to the buyer the right, but not the obligation, to require the seller to make or take delivery of a stated quantity of a specified commodity at a specified price. Options may also be cash settled, based on the difference between the market price of the underlying commodity and the price of the commodity specified in the option.
      As a general matter, OTC transactions may be entered into directly between two counterparties, or they may be entered into through a broker. Trading in the OTC commodities markets has traditionally been carried out through brokers who conduct trades with their customers over the telephone, commonly referred to as “voice brokers”. Upon receiving an order from a customer, a broker attempts to find a counterparty for the proposed trade. Once the broker has matched a firm bid with a firm offer and completes the deal telephonically, the seller must send a confirmation fax or similar documentation to the buyer to confirm the trade. Each counterparty then enters the details of the trade into its respective internal risk management system. This traditional method of OTC commodities trading tends to be relatively slow, prone to errors and can involve relatively high transaction costs.
      Since participants in the OTC commodities markets have traditionally entered into individually negotiated bilateral contracts, the OTC markets have traditionally been characterized by fragmented liquidity and a lack of price transparency. Without a centralized, comprehensive source of pricing data and an observable, real-time market for a specific contract, it was often difficult for market participants to determine the best price available for their trade.
      Because bilateral OTC contracts are entered into and settled on a principal-to-principal basis, each party is exposed to counterparty credit risk. Therefore, traditionally, OTC market participants have relied heavily on their internal risk management systems to monitor and mitigate counterparty credit and performance risk. In recent years, a growing number of markets, including ours, have begun to offer clearing for some of the more commonly traded OTC contracts to address the risks associated with entering into bilateral agreements. Participants who choose to trade cleared OTC products must have an account with a futures commission merchant.
      A key structural difference between futures and cleared OTC forward markets on the one hand and equity markets on the other hand is the need for a trader in the futures or OTC forward markets to close out a long or short position through the same exchange on which the original position was established. This has the benefit of retaining the open interest at that exchange. In contrast, traders in equity markets can execute any trade on any exchange with quality and cost of execution being the only considerations.
Industry Size and Growth
      The volume of energy derivative contracts traded for any specific commodity tends to be a multiple of the physical production of that commodity for two principal reasons. First, many commercial participants hedge their physical commodity needs with financially-settled derivative contracts, and second, many market participants that do not have physical commodity needs use financially-settled derivative contracts to increase or reduce financial exposure to energy commodity prices. For example, the equivalent of approximately 310 million barrels of crude oil was traded on ICE Futures and NYMEX on average each day during 2004, or 3.75 times physical consumption and production during the same period. In the natural gas market, the volume of financially-settled contracts traded in North America during 2004 represented 230 trillion cubic feet, or approximately 8.4 times the 27 trillion cubic feet reported by the International Energy Agency as consumed during the same period. While historically these multiples of traded volumes to physical production have tended to be higher for crude oil and North American natural gas than North American power, reflecting more active trading in those markets, it is difficult to forecast with any certainty the level of these multiples at any future point in time due to the need to accurately predict both trading levels and physical production, both of which may vary greatly in the future from recent levels.
      The global growth in consumption of physical energy commodities is largely tied to global GDP growth. According to the International Energy Agency, global consumption and production of crude oil in 2004 totaled 83 million barrels per day. By 2025, the Energy Information Administration, a division of the

U.S. Department of Energy, expects global oil demand to increase to approximately 120 million barrels per day. Natural gas consumption in 2004 by the 30 nations comprising the OECD was 51 trillion cubic feet.
      Energy commodities as an investable asset class have experienced tremendous growth in recent years. For example, for the year ended December 31, 1996, $2.0 billion was invested in funds tracking the Goldman Sachs Commodity Index (62% of which was allocated to energy products). By December 31, 2004, that amount had risen to more than $30.0 billion (71% of which was allocated to energy products), implying a 40% compound annual increase. Additionally, according to the Futures Industry Association, the number of energy futures contracts traded for the year ended December 31, 2004 was 243.5 million, up from 68.7 million contracts traded for the year ended December 31, 1995, a growth rate of 15% per annum.
      The following chart illustrates the growth in the volume of energy futures contracts traded from 1995 through 2004.
Global Energy Futures Industry Volume(1)
Industry Trends
      We believe that the increasing interest in energy derivatives trading is being driven primarily by the following key factors:

Growth in Electronic Trading
      Innovations in technology have increased the speed of communications and the availability of information, which have enabled market participants to access and participate in the commodities markets more easily and quickly and less expensively. During the last decade, the use of electronic trading has become increasingly prevalent, and offers a number of advantages relative to floor-based trading, including:

•	direct market access and the elimination of physical trading barriers;

•	the ability to trade multiple products on multiple exchanges simultaneously;

•	improved speed and quality of trade execution;

•	significant reduction of direct and indirect transaction costs;

•	ease of direct integration with internal risk management systems;

•	greater transparency for market participants and observers;

•	extended trading hours and the availability of cross-border trade execution; and

•	improved regulatory oversight and ease of complete and accurate record-keeping.
      These advantages are encouraging an increasing number of market participants to transition to electronic energy trading. In addition, a number of market participants only trade electronically. Because energy commodity futures have historically traded on open-outcry exchanges, these market participants, including several proprietary trading firms and hedge funds, have been unable or unwilling to trade these products in the past.
      The shift toward electronic trading is evident in both futures and OTC markets. Celent estimates that 17% of U.S. energy commodities trading is conducted electronically, and expects this figure to increase to 29% by 2008. In the futures market, the growth in trading volumes on electronic exchanges such as Eurex and Euronext.Liffe in Europe, and hybrid markets with both floor and significant electronic operations such as the Chicago Mercantile Exchange, has significantly outpaced the volume growth on historically floor-based exchanges such as ICE Futures, NYMEX, and the Chicago Board of Trade during the last five years.
      The figure below illustrates the volume growth of six major global futures exchanges, indexed from 1999 to 2004.

Lower Barriers to Entry for Market Participants
      The barriers to entry for trading in energy derivatives have traditionally been significant, which has limited the ability of many traders to participate in this market. In recent years, a considerable erosion of these barriers has occurred largely due to the availability of electronic trading. In addition to electronic trading, other changes in market structure contributing to lower barriers to entry include:

•	Declining exchange membership fees: Growing competition among exchanges has resulted in some futures exchanges reducing the cost of exchange membership.

•	Use of independent software vendors: Independent software vendors are firms that develop and market software that provides direct access to various electronic markets. Independent software vendors allow participants to access multiple exchanges through a single interface and are typically well integrated with participants’ internal risk management systems. For example, proprietary trading firms frequently use independent software vendors to connect to multiple exchanges. Independent software vendors have significantly expanded market access, including at multiple locations that are great distances from major market centers, which has in turn increased the number of active traders in the market.

•	Introduction of cleared OTC contracts: As described above, trading in the OTC markets traditionally has required participants to assume counterparty credit risk. However, energy markets now feature cleared OTC contracts, beginning with the introduction of these contracts in our markets in 2002. Cleared OTC contracts allow participants to limit counterparty credit risk and lower the amount of capital required to trade.

Increasing Adoption of Energy Commodities as an Investable Asset Class
      Investors’ interest in energy commodities as an asset class has experienced significant growth in recent years. A number of attributes inherent to energy commodities have contributed to this growth including:

•	Higher Volatility: Energy commodities generally experience greater price volatility than other asset classes, such as stocks or bonds, because their prices are impacted by a greater array of risks, including weather, geopolitical events, OPEC quotas and supply interruptions. Volatility increases the need to hedge contractual price risk and creates opportunities for speculative trading and arbitrage.

The following table illustrates the historical volatility of natural gas and crude oil, compared to that of stocks and bonds.

•	Geopolitical Risk: The price level and volatility of energy commodities, and oil in particular, tend to reflect events in the geopolitical environment. Therefore, market participants seeking exposure to, or a hedge against, global events in their investment portfolio, or seeking to speculate on the directional movement of a price in response to a particular event, may find energy commodity derivatives attractive.

•	Low/Negative Correlation with Other Asset Classes: According to a study conducted by the National Bureau of Economic Research in June 2004, the correlation between price movements in energy derivatives and those in stock indices and bonds has historically been negative for holding periods of greater than one month — meaning that prices in the energy derivatives markets generally move in the opposite direction of price movements in the stock and bond markets. For shorter holding periods (i.e., one month or less), this correlation has historically been insignificant. This low/negative correlation has made energy derivatives an attractive way to hedge and improve the overall risk profile of an investment portfolio.

•	Asset Diversification: As investors seek to increase investment yield while minimizing portfolio risk, investment professionals have sought to diversify into additional asset classes. As a result of this trend, use of derivative contracts related to the energy sector has grown, and with the increased availability and accessibility of electronic trading we believe it will continue to grow, as a component of investors’ portfolios.

•	Attractive Investment Returns: Competition for above-market returns has been driving an increasing number of money managers to search for, and invest in, new asset classes. We believe the strong historical performance of commodities relative to other asset classes is an important factor that has led to their increasing attractiveness as an investment option.
      The following diagram illustrates the performance of selected energy commodities compared to selected traditional asset classes over a ten-year period.
10-Year Indexed Performance of Energy Commodities vs. Traditional Assets

New Market Participants
      Recent growth in energy derivatives trading has been driven in part by increased participation in energy markets by the following categories of market participants:

•	Financial institutions: Financial institutions are expanding their capabilities and resources in energy commodities trading, attempting to capitalize on increased energy market volatility as well as to leverage their deep client relationships, strong credit ratings, and sophisticated risk management controls. For example, some financial institutions in recent years have become owners of utilities and other energy production facilities, increasing their participation in these markets for hedging purposes.

•	Hedge funds: Hedge funds have committed significant capital in recent years to trading in energy commodities in search of above-market, uncorrelated investment returns, and today play a role in providing liquidity in certain energy markets. Global macro funds are actively increasing their exposure to energy commodities, and it is estimated that as many as 300 new energy-focused funds may launch in 2005, according to Investment Dealers’ Digest.

•	Proprietary trading firms: The number of proprietary trading firms has increased in conjunction with the migration toward electronic trading. Definitive data on the number of these firms, the number of traders they employ, or their contribution to current daily trading volume is not readily available, although we believe that their ability to provide liquidity is and will continue to be significant. Given that the barriers to entry for traders working at these types of firms are relatively low — requiring at a minimum a “screen”, a nominal amount of their own capital, a credit line and access to execution services — we expect that the number of these market participants will continue to increase.

•	Institutional investors: Institutional investors, such as pension funds, are increasingly allocating a growing percentage of their funds to commodities to maximize the benefits of diversification. According to Celent, pension funds currently allocate an estimated three to five percent of their overall portfolio to commodities. Additionally, Celent notes that insurance companies, foundations and endowments have begun to show interest in the commodities sector.

BUSINESS
Overview
      We operate the leading electronic global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products. We are the only marketplace to offer an integrated electronic platform for side-by-side trading of energy products in both futures and OTC markets. Through our electronic trading platform, our marketplace brings together buyers and sellers of derivative and physical energy commodities contracts. Our electronic platform increases the accessibility and transparency of the energy commodities markets and enhances the speed and quality of trade execution. The open architecture of our business model — meaning our ability to offer centralized access to trading in futures and OTC contracts on a cleared or bilateral basis through multiple interfaces — allows our participants to optimize their trading operations and strategies. We conduct our OTC business directly, and our futures business through our wholly-owned subsidiary, ICE Futures. ICE Futures is the largest energy futures exchange in Europe, as measured by 2004 traded contract volumes.
      During the nine months ended September 30, 2005, 75.0 million contracts were traded in our combined futures and OTC markets, up 54.5% from 48.5 million contracts traded during the nine months ended September 30, 2004. During the year ended December 31, 2004, 35.5 million contracts were traded in our futures markets both on our electronic platform and on our open-outcry trading floor and 31.0 million contracts were traded in our OTC markets, up 6.6% from 33.3 million futures contracts traded during the year ended December 31, 2003 and up 27.6% from 24.3 million OTC contracts traded during the year ended December 31, 2003. Our revenues consist primarily of transaction fees, market data fees and trading access fees. On a consolidated basis, we generated $114.6 million in revenues for the nine months ended September 30, 2005, a 43.4% increase compared to $79.9 million for the nine months ended September 30, 2004, and $25.6 million in net income for the nine months ended September 30, 2005, a 49.3% increase compared to $17.1 million for the nine months ended September 30, 2004. The financial results for the nine months ended September 30, 2005 include $4.8 million in expenses incurred relating to the closure of our open-outcry trading floor in London and a $15.0 million settlement expense related to the payment to EBS to settle litigation. On a consolidated basis, we generated $108.4 million in revenues for the year ended December 31, 2004, a 15.6% increase compared to $93.7 million for the year ended December 31, 2003, and $21.9 million in net income for the year ended December 31, 2004, a 64.1% increase compared to $13.4 million for the year ended December 31, 2003. We recorded consolidated net cash provided from operations of $40.2 million for the year ended December 31, 2004, a 48.2% increase compared to $27.1 million for the year ended December 31, 2003.
Our History
      In 1997, Jeffrey C. Sprecher, our founder, chairman and chief executive officer, acquired Continental Power Exchange, Inc., our predecessor company, to develop a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. In May 2000, our company was formed, and Continental Power Exchange, Inc. contributed to us all of its assets, which consisted principally of electronic trading technology, and its liabilities, in return for a minority equity interest in our company. In connection with our formation, seven leading wholesale commodities market participants acquired equity interests in our company and entered into order flow agreements with us, either directly or through affiliated entities. We refer to these leading commodities market participants (or their affiliates as the case may be) as our Initial Shareholders. In November 2000, six leading natural gas and power companies, which we refer to as the Gas and Power Firms, acquired equity interests in our business, entered into order flow agreements with us and made a $30.0 million cash payment to us. The order flow agreements, which committed the Initial Shareholders and the Gas and Power Firms to execute minimum annual volumes of transactions on our electronic platform, expired between 2002 and 2003. We currently have no order flow agreements in effect with any market participant.
      In June 2001, we expanded our business into futures trading by acquiring IPE Holdings Plc, the owner of the International Petroleum Exchange (which we renamed ICE Futures in October 2005), which, at the time, was operated predominantly as a floor-based, open-outcry exchange. The International Petroleum Exchange had been seeking to expand its electronic trading capabilities since the late 1990s following the emergence of the industry trend toward electronic trade execution. At the time, we were seeking to expand our product offerings and to gain access to clearing and settlement services. Based on the complementary nature of our businesses, we decided to acquire the International Petroleum Exchange to develop a leading platform for energy commodities trading that would offer liquidity in both the futures and OTC markets. The International Petroleum Exchange, as a regulated futures exchange, had both established liquidity and a recognizable brand name in global energy markets. Prior to our acquisition of the International Petroleum Exchange, we conducted trading only in OTC markets.
      We believe that we have achieved many strategic benefits through the successful integration of futures markets into our business. For example, we have been able to expand our product offerings through the introduction of the industry’s first cleared OTC products, which we were able to offer in conjunction with the ICE Futures’ third-party clearing provider, LCH.Clearnet. Our acquisition of the International Petroleum Exchange included a futures market data business, which, together with the market data generated by trading activity in our OTC markets, has given us access to a broad and valuable range of data related to the energy commodities markets. We have developed, and intend to continue to develop, these market data services to increase and diversify our revenues.
Our Business
      Our marketplace is globally accessible, promotes price discovery and offers participants the opportunity to trade a variety of energy products. Our key products include contracts based on crude or refined oil, natural gas and power. Our derivative and physical products provide participants with a means for managing risks associated with changes in the prices of these commodities, asset allocation, ensuring physical delivery of select commodity products, speculation and arbitrage. The majority of our trading volume is financially settled, meaning that settlement is made through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity itself.
      We operate our business in two distinct markets: futures markets and OTC markets. Futures markets offer trading in standardized derivative contracts on a regulated exchange and OTC markets offer trading in over-the-counter derivative contracts, including contracts that provide for the physical delivery of an underlying commodity and contracts that provide for financial settlement based on the prices of underlying commodities. All futures and cleared OTC contracts are cleared through a central clearinghouse. We offer OTC contracts that can be traded on a bilateral basis and certain OTC contracts that can be traded on a cleared basis. Bilateral contracts are settled between counterparties, while cleared contracts are novated to a third party clearinghouse, where they are marked to market and margined daily before final settlement at expiration.
      We operate our futures markets through our subsidiary, ICE Futures, a Recognized Investment Exchange based in London. To take advantage of the increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position, we closed our open-outcry trading floor in London on April 7, 2005. All of our futures trading is now conducted exclusively in our electronic markets. We believe that electronic trading offers substantial benefits to our market participants. By using our electronic platform, in contrast to alternate means of trade execution, market participants are able to achieve price improvement and cost efficiencies through greater transparency and firm posted prices, reduced trading errors and the elimination of market intermediaries. In addition to these benefits, electronic trading offers operational, technological and regulatory benefits that we believe will make our markets more attractive to market participants. For a more detailed discussion of the advantages of electronic trading, please refer to “Industry Overview — Industry Trends — Growth in Electronic Trading”. In addition to trade execution, our electronic platform offers a comprehensive suite of trading-related services, including electronic trade confirmation, access to clearing services and risk management functionality. Our trading-related services are designed to support the trading operations of our participants. Through our electronic platform, we are able to facilitate straight-through processing of trades, and to provide seamless integration of front-, back- and mid-office trading activities. We also offer a variety of market data services for both the futures and OTC markets.

      The following diagram illustrates the range of services we are able to offer through our electronic platform:

Futures Business
      We conduct our futures business through our subsidiary, ICE Futures. ICE Futures operates as a Recognized Investment Exchange in the United Kingdom, where it is regulated by the Financial Services Authority. ICE Futures was founded in 1980 as a traditional open-outcry auction market by a group of leading energy and trading companies. Trades in our futures markets may only be executed in the name of exchange members for the members’ own account or their clients’ account. Our members and their customers include many of the world’s largest energy companies and leading financial institutions.
      In our futures markets, we offer trading in the IPE Brent Crude futures contract, a benchmark contract relied upon by certain large oil producing nations to price their oil production. This contract is the leading benchmark for pricing crude oil produced and traded outside of the United States. Similarly, IPE Gas Oil is a leading benchmark for the pricing of a range of traded refined oil products outside the United States. We believe that market participants are increasingly relying on the IPE Brent Crude contract for their hedging and risk management activities, as evidenced by steady increases in traded volumes over the past several years. During the nine months ended September 30, 2005, the average daily quantity of Brent crude oil traded was 118 million barrels with an average daily notional value of over $6.5 billion.
      We earn fees from both parties to each futures contract (or option on a futures contract) traded in our markets, based on the number of contracts traded. Exchange fees earned from contracts traded in our futures markets were $42.0 million and $35.7 million for the nine months ended September 30, 2005 and 2004, respectively, representing 36.6% and 44.7%, respectively, of our consolidated revenues, $45.5 million for the year ended December 31, 2004, representing 42.0% of our consolidated revenues, and $40.0 million for the year ended December 31, 2003, representing 42.6% of our consolidated revenues. During the nine months ended September 30, 2005, 30.5 million contracts were traded in our futures markets, up 13.9% from 26.8 million futures contracts traded during the nine months ended September 30, 2004. During the year ended December 31, 2004, 35.5 million contracts were traded in our futures markets, representing a 6.6% increase as compared to 33.3 million contracts traded during the year ended December 31, 2003. For the period from November 1, 2004 through March 31, 2005, 27.7% of our futures trading volume in the IPE Brent Crude futures contract was executed electronically. Subsequent to April 7, 2005, all of our futures trading volume has been conducted electronically. We derived revenues from the provision of futures market data services of $5.5 million and $4.8 million for the nine months ended September 30, 2005 and 2004, respectively, representing 4.8% and 6.1%, respectively, of our consolidated revenues, $6.3 million, or 5.8% of our consolidated revenues for the year ended December 31, 2004, and $6.3 million, or 6.7% of our consolidated revenues for the year ended December 31, 2003.

OTC Business
      In our OTC business, we operate OTC markets through our globally accessible electronic platform. We offer trading in thousands of OTC contracts, which cover a broad range of energy products and contract types. These products include derivative contracts as well as contracts that provide for physical delivery of the underlying commodity, in each case principally relating to natural gas, power and oil. We are able to offer a wide selection of derivative contracts in our OTC markets due to the availability of various combinations of commodities, product types, “hub” locations and term or settlement dates for a given contract.
      Our participants, representing many of the world’s largest energy companies and leading financial institutions, as well as proprietary trading firms, natural gas distribution companies and utilities, rely on our platform for price discovery, hedging and risk management. As of September 30, 2005, we had over 8,300 active screens at over 980 OTC participant firms, and on a typical trading day, over 4,400 individual screen users connect to our platform for trading, risk management and price discovery.
      In order to provide participants with access to centralized clearing and settlement, we launched the industry’s first North American cleared natural gas and oil OTC products in March 2002, and introduced our first cleared OTC power contracts in November 2003. Our most liquid OTC markets include contracts that can be traded bilaterally or cleared, and we have launched over 30 contracts for clearing. During the nine months ended September 30, 2005, 44.4 million contracts were traded on our OTC markets with an aggregate notional value of $997.9 billion, of which 33.2 million contracts were cleared, representing $756.7 billion in aggregate notional value. During the year ended December 31, 2004, 31.0 million contracts were traded in our OTC markets with an aggregate notional value of $536.8 billion, of which 18.1 million contracts were cleared, representing $300.7 billion in aggregate notional value.
      Revenues in our OTC business are generated primarily through commission fees earned for trades executed on our platform and for the provision of OTC market data and electronic trade confirmation services. While we charge a monthly minimum commission fee for access to our platform, we derive a substantial portion of our OTC revenues from commission fees paid for trade execution in excess of the monthly minimum volume requirements. Our OTC commission rates vary by product and contract, and we charge a fixed commission rate based on the volume of commodity underlying the contract traded. For example, power is traded in units of megawatt hours and we have designated a standard contract size of 800 megawatt hours for purposes of setting the commission rate. Therefore, each counterparty to a power trade would pay a commission fee based on the standard $4 per contract commission rate multiplied by the number of contracts in the transaction. Commission fees are payable by both parties to a contract and, for bilateral trades, are due generally within 30 days of the invoice date. For cleared OTC contracts, LCH.Clearnet collects our commission fees as they are incurred and pays these fees to us in full on a monthly basis. We do not risk our own capital in transactions or extend credit to market participants.
      We derived commission fees for OTC trades executed on our electronic platform of $57.6 million, or 50.3% of our consolidated revenues, and $30.8 million, or 38.5% of our consolidated revenues, during the nine months ended September 30, 2005 and 2004, respectively. We derived $43.5 million of these fees for the year ended December 31, 2004, or 40.2% of our consolidated revenues, and $34.2 million for the year ended December 31, 2003, or 36.5% of our consolidated revenues. We derived revenues from the provision of OTC market data services of $3.0 million, representing 2.6% of our consolidated revenues, during the nine months ended September 30, 2005, $2.2 million, representing 2.7% of our consolidated revenues, for the nine months ended September 30, 2004, $3.4 million, representing 3.1% of our consolidated revenues for the year ended December 31, 2004 and $1.5 million, or 1.5% of our consolidated revenues for the year ended December 31, 2003.
      We have significantly broadened and diversified our participant base since our inception. In the past, our Initial Shareholders and the Gas and Power Firms were both our principal shareholders and the principal users of our electronic platform. The total commission fee revenues earned from these firms and our other shareholders accounted for 16.7%, 25.1%, 40.4% and 61.2% of our total OTC commission fee revenues for the nine months ended September 30, 2005 and for the years ended December 31, 2004, 2003 and 2002, respectively.

Our Competitive Strengths
      We have established ourselves as the leading electronic marketplace for combined global futures and OTC energy commodities trading by leveraging a number of key strengths, including:

•	highly liquid global markets and benchmark contracts;

•	leading electronic energy trading platform;

•	integrated access to futures and OTC markets;

•	highly scalable, proven technology infrastructure;

•	transparency and independence;

•	strong value proposition; and

•	strong management team.

Highly Liquid Global Markets and Benchmark Contracts
      We offer liquid markets in a number of the most actively traded global energy commodities products. We operate the leading market for trading in Brent crude futures, as measured by the volume of contracts traded in 2004. The IPE Brent Crude futures contract that is listed by ICE Futures is a leading benchmark for pricing crude oil produced and consumed outside of the United States. Similarly, IPE Gas Oil is a leading benchmark for the pricing of a range of refined oil products outside the United States. We also operate the leading market for trading in cleared OTC Henry Hub natural gas contracts, with 30.0 million contracts traded during the nine months ended September 30, 2005 and 15.9 million contracts traded during the year ended December 31, 2004, compared to 7.5 million and 5.3 million cleared OTC Henry Hub natural gas contracts traded by our nearest competitor during the same periods. The Henry Hub natural gas market is the most liquid natural gas market in North America. We believe that our introduction of cleared OTC products has enabled us to attract significant liquidity in the OTC markets we operate.
      The following table shows the number and notional value of commodities futures contracts traded in our futures markets (for both open-outcry and electronic trading). The notional value of contracts represents the aggregate value of the underlying commodities covered by the contracts.

	Nine Months Ended September 30,				Year Ended December 31,

	2005		2004		2004		2003

	Number of	Notional	Number of	Notional	Number of	Notional	Number of	Notional
	Contracts	Value	Contracts	Value	Contracts	Value	Contracts	Value

	(in thousands)	(in billions)	(in thousands)	(in billions)	(in thousands)	(in billions)	(in thousands)	(in billions)
IPE Brent Crude futures	22,287	1,236.9	19,291	679.9	25,458	$955.3	24,013	$665.7
IPE Gas Oil futures	7,772	393.1	6,980	218.0	9,356	318.4	8,430	208.2
IPE Natural Gas futures	319	21.0	476	17.7	649	33.7	815	27.2
      The following table shows the number and notional value of OTC commodities contracts traded on our electronic platform in our most significant OTC markets:

	Nine Months Ended September 30,				Year Ended December 31,

	2005		2004		2004		2003

	Number of	Notional	Number of	Notional	Number of	Notional	Number of	Notional
	Contracts	Value	Contracts	Value	Contracts	Value	Contracts	Value

	(in thousands)	(in billions)	(in thousands)	(in billions)	(in thousands)	(in billions)	(in thousands)	(in billions)
North American natural gas	39,441	802.1	17,731	249.0	25,574	$388.2	13,703	$186.4
North American power	2,380	115.4	1,156	41.1	1,683	62.5	838	26.7
Global oil	2,600	73.9	2,709	45.0	3,580	62.3	6,636	71.3

Leading Electronic Energy Trading Platform
      Our leading electronic trading platform provides centralized and direct access to trade execution and real-time price discovery. We operate our futures and OTC markets exclusively on our electronic platform. Our electronic platform has enabled us to attract significant liquidity from traditional market participants as well as new market entrants seeking the efficiencies and ease of execution offered by electronic trading. We have developed a significant global presence with over 8,300 active screens at over 980 OTC participant firms and over 390 futures participant firms as of September 30, 2005.

Integrated Access to Futures and OTC Markets
      We attribute the growth in our business in part to our ability to offer qualified market participants integrated access to futures and OTC markets. Our integrated and electronic business model allows us to respond rapidly to our participants’ needs, changing market conditions and evolving trends in the markets for energy commodities trading. We believe that our demonstrated ability to develop and launch new products for both the futures and OTC markets provides us with several competitive advantages, including:

•	Multi-Product Trading: We operate a globally accessible platform that offers qualified market participants a seamless interface between trading in futures products, options on those futures and a broad range of OTC products. By offering trading in multiple markets and products we provide our participants with maximum flexibility to implement their trading and risk management strategies.

•	Multiple Access Options: Our participants access our marketplace through a variety of means, including through our electronic trading platform, proprietary front-end systems, independent software vendors and brokerage firms. Independent software vendors allow market participants to access multiple exchanges through a single interface, which is integrated with the participants’ risk management systems.

•	Cleared and Bilateral OTC Trading: In March 2002, we were the first marketplace in North America to introduce cleared OTC energy contracts. We believe that the introduction of cleared energy contracts in the OTC markets we operate has attracted new participants to our OTC markets by reducing bilateral credit risk and by improving capital efficiency. Today, our participants can trade bilateral and cleared contracts side-by-side on our platform.

Highly Scalable, Proven Technology Infrastructure
      Our electronic trading platform provides rapid trade execution and is, we believe, one of the world’s most flexible, efficient and secure systems for commodities trading. We have designed our platform to be highly scalable, meaning that we can expand capacity and add new products and functionality efficiently, at relatively low cost and without disruption to our markets. Our platform can also be adapted and leveraged for use in other markets, as demonstrated by the decision of the Chicago Climate Exchange to operate its emissions-trading market on our platform. We believe that our commitment to investing in technology to enhance our platform will continue to contribute to the growth and development of our business.

Transparency and Independence
      We offer market participants price transparency, meaning a complete view of the depth and liquidity of our markets, through our electronic platform. This is in contrast to the lack of transparency of traditional open-outcry exchanges and voice-brokered markets. All participant orders placed on our platform are executed in the order in which they are received, ensuring that all orders receive equal execution priority. In addition, the transparency of our platform facilitates market regulation through increased market visibility and the generation of complete records of all transactions executed in our markets.
      Our board of directors is independent from our participants and trading activity on our electronic platform, which allows our board to act impartially in making decisions affecting trading activity. In contrast, many of our competitors are governed by floor traders or other market participants. We believe that our governance structure promotes shareholder value and the operation of fair and efficient markets. We also believe that it provides us with greater flexibility to launch new products and services, and to evaluate and pursue growth opportunities while ensuring impartial treatment for our participants. In addition, we do not participate as a principal in any trading activities, which allows us to avoid potential conflicts of interest that could arise from engaging in trading activities while operating our marketplace.

Strong Value Proposition
      We believe that, by using our electronic platform, market participants can achieve price improvement over alternate means of trading. Electronic trade execution offers cost efficiencies by providing firm posted prices and reducing trade-processing errors and back office overhead, and allows us to accelerate the introduction of new products on our platform. The combination of electronic trade execution and integrated trading and market data services facilitates automation by our participants of all phases of trade execution and processing from front-office to back-office, and ranging from trading and risk management to settlement. In addition, in our futures business, eligible participants may trade directly in our markets by paying a maximum annual membership fee of approximately $11,000 per year. In contrast, on NYMEX and the Chicago Board of Trade, participants are required to purchase a “seat” on the exchange before they are eligible to trade directly on or gain membership in the exchange, the cost of which is substantial (approximately $3.0 million based on October 2005 NYMEX seat sale prices). While a “seat” conveys a right of ownership and other benefits to its member, it poses a significant barrier to gaining direct access to futures exchange markets, unlike our futures markets.

Strong Management Team
      Our senior management team has on average over 19 years of experience in the energy and financial services sectors. Our founding management team includes Jeffrey C. Sprecher, our chairman and chief executive officer, Charles A. Vice, our president and chief operating officer, and Edwin D. Marcial, our chief technology officer. We enhanced our management team with additional noteworthy professionals, including Richard V. Spencer, our chief financial officer and David S. Goone, our head of business development and sales. Our management team has successfully developed and deployed our electronic platform, integrated ICE Futures into our business, developed and launched our electronic trade confirmation system and introduced the industry’s first cleared OTC energy contracts in North America. We believe that the proven strength and experience of our management team will continue to provide us with a competitive advantage in executing our business strategy.
Our Growth Strategy
      We seek to advance our leadership position by focusing our efforts on the following key strategies for growth:

•	attract new market participants;

•	increase connectivity to our marketplace;

•	expand our market data business;

•	develop new trading products and services; and

•	pursue select strategic opportunities.

Attract New Market Participants
      In recent years, our customer base has expanded and diversified due to the emergence of new participants in the energy commodities markets. These new participants include financial services companies, such as investment banks, hedge funds, proprietary trading firms and asset managers, as well as industrial businesses that are increasingly engaging in hedging, trading and risk management strategies. Many of these participants have been attracted to the energy markets in part due to the availability of electronic trading. We intend to continue to expand our participant base by targeting these and other new market participants and by offering electronic trade execution and processing capabilities that appeal to a broad range of market participants.

Increase Connectivity to Our Marketplace
      Our participants may access our electronic platform for trading in our futures markets through our own Internet-based front-end or through the front-end systems developed by any of ten independent software vendors. These represent a substantial portion of the independent software vendors that serve the commodities futures markets. Furthermore, participants in our futures markets can access our platform directly through their own proprietary interfaces or through a number of brokerage firms. Participants may access our OTC markets through our Internet-based front-end or, in the case of some of our most liquid markets, through a recognized independent software vendor. We intend to extend our initiatives in this area by continuing to establish multiple points of access with our existing and prospective market participants.

Expand Our Market Data Business
      We will continue to leverage the value of the market data derived from our trade execution, clearing and confirmation system by developing enhancements to our existing information services and creating new market data products. For example, in 2004, we introduced our Market Price Validation service, an information service that provides a means for subscribers to mark to market their month-end portfolios. We also publish daily transaction-based indices for the North American spot natural gas and power markets based on data collected from trading activity on our platform. In addition, we sell real-time and historical futures quotes and other futures market data through 44 data vendors that distribute this information, directly and through various sub-vendors, to approximately 20,100 subscribers. We believe that the database of information generated by our platform serves as the single largest repository of energy market data in North America. As a result of the breadth of our global data offerings, we believe that we are well positioned to meet the growing demand for increased availability of energy market data.

Develop New Trading Products and Services
      We continually develop and launch new products designed to meet market demand and the needs of our participants. In 2004, we launched two new electronically-traded futures contracts for U.K. power, and we, together with the European Climate Exchange, launched a carbon emissions futures contract on our platform in April 2005 based on allowances issued under a European Union sponsored program designed to control and reduce greenhouse gas emissions. During the past three years, we successfully launched over 30 new cleared OTC contracts, and we currently plan to introduce new products at a similar rate going forward. In particular, we believe there is an opportunity to increase electronic trading in oil contracts, since historically only a small percentage of all oil trades have been executed electronically. We also intend to continue to introduce bilateral OTC contracts in less liquid, or niche, markets to satisfy the specific needs of our participants as they arise. We may also seek to license our platform to other exchanges for the operation of their market on our platform, as we have with the Chicago Climate Exchange.

Pursue Select Strategic Opportunities
      We intend to pursue strategic acquisitions and alliances that will enable us to supplement our internal growth, expand our trading products and related services, advance our technology and take advantage of new developments in the markets for energy commodities trading. For example, we have considered, and may consider in the future, acquiring or entering into a joint venture agreement with businesses complementary to our market data business or businesses that offer risk management or other complementary services. We may also consider establishing our own clearinghouse, or acquiring or making a strategic investment in an existing clearinghouse, to provide clearing services directly to participants in our futures and OTC markets. We focus on the above key evaluation criteria when identifying and assessing potential strategic transactions.

Our Products and Services
      We seek to provide our participants with centralized and direct access to the futures and OTC markets for energy commodities and derivatives trading as well as access to services that support their trading activities. The primary services we provide are electronic price discovery, trade execution and trade processing. We also offer a broad range of market data services for the futures and OTC markets.

Futures Trading
      We offer trading in futures contracts and options on those contracts through our subsidiary, ICE Futures. These include the IPE Brent Crude futures contract, the IPE Gas Oil futures contract, the IPE Natural Gas futures contract, the IPE UK Power futures contract, and options based on the IPE Brent Crude and IPE Gas Oil futures contracts. The IPE Brent Crude futures contract is based on forward delivery of the Brent grade of crude oil and is a leading benchmark used to price a range of traded oil products. The IPE Gas Oil futures contract is a European heating oil contract and serves as a significant pricing benchmark for refined oil products in Europe and Asia.
      Our futures markets are highly regulated. As a Recognized Investment Exchange, ICE Futures is responsible for carrying out certain regulatory and surveillance functions. ICE Futures has its own regulatory, compliance and market supervision functions, as well as a framework for disciplining market participants who do not comply with exchange rules. Any information that ICE Futures obtains in its regulatory capacity is confidential. Trading in our futures markets is segregated on our platform from our OTC markets, and access requirements make clear the distinction between our futures and OTC markets.
      We offer trading in each of our futures products exclusively in our electronic markets following the closure of the open-outcry floor on April 7, 2005. We provide access to trading in our futures contracts and options on futures contracts on our electronic platform from 1:00 a.m. to 10:00 p.m. daily, Monday through Friday (GMT).
      Electronic trading of our futures products is available to members and their customers. Following the migration of our remaining open-outcry futures trading activity to our electronic platform and the closure of the exchange floor on April 7, 2005, our futures membership structure consists solely of members eligible to trade electronically.
      Members may access our trading platform directly via the Internet or through an independent software vendor. Customers of our members may obtain order-routing access to our markets through members. Once trades are executed on our platform, they are matched and forwarded to a trade registration system that routes them to LCH.Clearnet for clearing and settlement. Electronic trading allows some participants who might traditionally have transmitted orders by telephone to a broker to execute their orders electronically. However, participants may also continue to use the services of a broker.
      We have taken a number of steps to increase the accessibility and connectivity of our electronic platform, including opening our electronic platform to independent software vendors. Futures traders use either our proprietary software interface, or a front-end system provided by an independent software vendor or an ICE Futures member for the purpose of accessing our futures markets. Independent software vendors’ systems are linked to our electronic platform via our open application programming interfaces. Our participants can currently access our platform using ten independent software vendors. We do not depend on the services of any one independent software vendor for access to a significant portion of our participant base.
      We have made a number of additions to the functionality of our electronic platform in order to facilitate trading in futures contracts, including spread functionality, which allows trades of certain types to imply prices from one contract month to another, and the development of administrative and monitoring tools for use by our staff.

OTC Trading
      Our electronic platform offers real-time access to, and transparency of, the liquidity in our OTC markets — that is the complete range of bids, offers and volumes posted on our electronic platform. Our platform displays a live ticker for all contracts traded in our OTC markets and provides information relating to each trade, such as the cumulative weighted average price and transacted volumes by contract. We offer fast, secure and anonymous trade execution services, which we believe generally are offered at a lower cost compared with traditional means of execution.
      Our electronic platform provides trade execution on the basis of extensive, real-time price data where trades are processed accurately, rapidly and at minimal cost. We have designed our electronic platform to ensure the secure, high-speed flow of data from trading desks through the various stages of trade processing. We believe that the broad availability of real-time OTC energy market access and data, together with the availability of cleared OTC contracts at the same price as bilateral products, has allowed us to achieve a critical mass of liquidity in our OTC markets.
      The following diagram illustrates the processing of an OTC trade from order entry to recording in a company’s risk management system. This process, depicted below, typically occurs within a matter of seconds.
      OTC Products Overview. We offer market participants a wide selection of derivative contracts, as well as contracts for physical delivery of commodities, to satisfy their trading objectives, whether they relate to risk management, asset allocation, physical consumption or production, speculation or arbitrage. We offer trading in over 13,600 unique contracts as a result of the availability of various combinations of products, locations and strips — meaning the duration or settlement date of the contract. Excluding the strip element, over 740 unique contracts based on products and hub locations were traded in our OTC market in 2004. A substantial portion of the trading volume in our OTC markets relates to approximately 15-20 highly liquid contracts in natural gas, power and oil. For these contracts, the highest degree of market liquidity resides in the prompt, or front month, contracts, whereas that liquidity is reduced for contracts with settlement dates further out, or the back months.
      In addition, we offer trading in a wide range of complementary niche contracts. The scalability and flexible structure of our electronic trading platform makes the introduction of these contracts quick, efficient and relatively low cost. Our platform also allows us to offer the high degree of customization that the OTC participant demands to satisfy requirements and preferences.
      We characterize the range of instruments that participants may trade in our markets in this prospectus by reference to type of commodity (such as global oil, North American power, North American gas, etc.), products (such as forwards and swaps, differentials and spreads, and OTC options) and contracts (meaning products specified by delivery dates). For a discussion of these instruments generally, see “Industry

Overview”. The OTC products available for trading in our markets fall into the following general contract types:

•	Forwards and Swaps: We offer forward contracts on products in the following commodities: North American power, European power and global precious metals. We offer swaps in the following commodities: global oil, North American power, North American gas, European gas and European power.

•	Differentials and Spreads: We offer basis trades in various natural gas markets, such as the Chicago pipeline basis swap (settled against the NGI index). We offer spreads in the following commodities markets: global oil, and North American natural gas and power.

•	Options: We offer options on contracts in the following commodities: oil and North American gas.
      The following table indicates the number of unique commodities, products and contracts traded in our OTC business for the periods presented:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

Commodities markets traded(1)	9	8	9	10	17

Products traded	808	708	742	721	731

Contracts traded	11,828	10,387	13,654	13,812	23,669

(1)	There is currently little to no liquidity in the commodities markets for physical global oil, physical and financial North American coal, North American emissions, North American weather and physical and financial North American natural gas liquids on our platform.

      Cleared OTC Contracts. We developed the concept of cleared OTC energy contracts, which provide participants with access to centralized clearing and settlement arrangements through LCH.Clearnet. We launched the first cleared OTC natural gas and oil contracts in North America in March 2002 and our first cleared OTC power contracts in November 2003. As of September 30, 2005, we listed eight cleared natural gas contracts, 20 cleared power contracts and three cleared oil contracts, all of which are financially settled. In addition, in June 2005, we entered into an agreement with North American Energy Credit and Clearing LLC, which provides our participants with access to clearing and settlement arrangements through The Clearing Corporation for trading in physically-settled OTC natural gas and power contracts. Transaction fees derived from trade execution in cleared OTC contracts represented 65.0% and 44.5% of our total OTC revenues during the nine months ended September 30, 2005 and for the year ended December 31, 2004, respectively, net of intersegment fees.
      The introduction of cleared OTC contracts has reduced bilateral credit risk and the amount of capital our participants are required to post on each OTC trade, as well as the resources required to enter into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. In addition, the availability of clearing through LCH.Clearnet for both OTC and futures contracts traded in our markets enables our participants to cross-margin their futures and OTC positions — meaning that a participant’s position in its futures or OTC trades can be offset against each other, thereby reducing the total amount of capital the participant must deposit with the futures commission merchant clearing member of LCH.Clearnet. LCH.Clearnet, like other clearinghouses, provides direct clearing services only to its members. In order to clear transactions executed on our platform, a participant must therefore either be a member of LCH.Clearnet itself, or have an account relationship with a futures commission merchant that is a member of LCH.Clearnet. Futures commission merchants clear transactions for participants in substantially the same way they clear futures transactions for customers. Specifically, each futures commission merchant acts as the conduit for payments required to be made by participants to the clearinghouse, and for payments due to participants from the clearinghouse.
      OTC contracts are available for trading on the same screen and are traded in the same price stream, and are charged the same commission rate, as bilaterally traded contracts. In a cleared OTC transaction, LCH.Clearnet acts as the counterparty for each side to the trade, thereby reducing counterparty credit risk in the traditional principal-to-principal OTC markets. However, participants to cleared trades also pay a clearing fee directly to LCH.Clearnet and to a futures commission merchant. There are currently 34 futures commission merchants clearing transactions for over 1,500 screens active in our cleared OTC markets. Participants have the option to trade on a bilateral basis with the counterparty to avoid paying fees to LCH.Clearnet and a futures commission merchant subject to the availability of bilateral credit with the counterparty. While we derive no revenue directly from providing access to these clearing services, we believe the availability of clearing services and attendant improved capital efficiency has attracted new participants to the markets for energy commodities trading.
      We extended the availability of our cleared OTC contracts to voice brokers in our industry through our block trading facility, which was launched in March 2004. Block trades are those trades executed in the voice broker market, typically over the telephone, and then transmitted to us electronically for clearing. We charge 50% of our standard commission fee for block trades. We believe that our block trading facility is a growing part of our cleared business as it serves to expand our open interest. As of September 30, 2005, open interest in our cleared OTC contracts was 2.0 million contracts in North American natural gas and power and global oil. Open interest refers to the total number of contracts that are currently open — in other words, contracts that have been traded but not yet liquidated by either an offsetting trade, exercise, expiration or assignment.
      The following tables present:

•	the number of cleared OTC Henry Hub natural gas contracts traded for the periods presented on our electronic platform compared with NYMEX-ClearPort; and

•	the number of cleared PJM financial power contracts traded for the periods presented on our electronic platform compared with NYMEX-ClearPort.

OTC Trade Execution Services
      We offer a broad range of automated OTC trade execution services, including straight-through trade processing, risk management functionality and electronic trade confirmation.
      Automated Trade Execution Services — Straight-Through Trade Processing. Our electronic platform offers the following features:

•	Viewing Live Markets: Traders may view all live, firm quotes posted by other traders in our markets. These quotes are arranged on the screen first by price and then, if two quotes are posted at the same price, by their time of entry. All participants are able to view the same market information, although individual participants may also customize the presentation of this information.

•	Counterparty, Credit and Risk Management Screening: Quotes visible to a participant’s traders on the screen are color-coded. One color indicates that quotes have originated from parties other than that participant. Another color indicates whether or not particular quotes meet counterparty, credit and risk management criteria established by the participant’s risk management personnel.

•	Instant Messaging: Our instant messaging service allows participants to communicate directly with others in our markets on a secure, anonymous and real-time basis. For example, participants may use instant messaging to seek additional capacity from a party offering a product that they need.

•	Simple Click Execution: Traders may act on a bid or an offer with one or more clicks of a mouse or use of a shortcut key programmable set-up. Our electronic platform also facilitates the implementation of sophisticated, multi-target trading techniques. Traders may sweep the market, or conduct a broad or targeted search, for quotes of a certain price or quantity. This enables them to act on multiple bids or offers at one time. In addition, traders may link two orders, arranging, for example, to cancel a second order automatically when the first is executed.

•	Order Matching: Once an order is placed by a participant’s trader, it is automatically matched with a quote meeting the participant’s counterparty, credit and risk management criteria at the best available price. If there are two quotes at the same price, priority goes to the one that was entered first. Orders are matched on an anonymous basis.

•	Application Programming Interfaces: Our application programming interfaces allow participants to build their own customized front office trading systems, which can be linked to our platform, thereby enabling high speed data flow to their trading desk and back through to their risk management, settlement and accounting systems.

•	Automated Spreadsheet Trading: Participants may send orders to, and execute trades on, our platform using their own proprietary formulas and strategies without the use of our application programming interfaces or any code level programming.

•	Trade Reporting: A confirmation is automatically transmitted to each party to a trade. Traders may elect to have these confirmations automatically printed. They may also elect to send the confirmations automatically to a computer file, enabling direct, paperless communication between a participant’s front and back offices.

•	Order Monitoring and Deal Surveys: Traders are able to monitor and manage the status of all bids and offers that they have entered on our platform. Traders and others at a participant company are also able to view and print comprehensive survey reports of trades executed by a trader or by all traders within their company. This facilitates communication between a participant’s front and mid-offices.

•	Electronic Invoicing: Our platform generates electronic invoices detailing the fees and trading commissions due from each participant. Participants can choose to view and receive invoice data at any time of the month. This reduces paper handling and the risk of human error. It also affords our participants greater flexibility in storing and using this information and promotes greater back office efficiency.

      Electronic Trade Confirmation Services. Our electronic trade confirmation system is accessible through our website or through our application programming interfaces and offers market participants a reliable, low-cost automated alternative to manual trade verification and confirmation. When trading on a traditional exchange or through OTC voice brokers, market participants typically manually prepare and exchange paper confirmations evidencing a trade following execution in order to create a legal record of the trade. We believe that this process tends to result in increased back office costs, delay and risk of human error.
      Our electronic trade confirmation system reviews electronic trade data received from individual traders, screens and matches this data electronically, then highlights any discrepancies in a report to the traders’ respective back offices. This allows back office personnel to focus primarily on those trades that require correction and verification, rather than also reviewing the larger percentage of trades without discrepancies. If discrepancies arise, they may be resolved between the counterparties, after which an electronic confirmation of the trade is issued. Where no discrepancies are reported, use of this service eliminates the need for telephonic verification of trade data. Participants using this service may elect to use this confirmation as the official record of the transaction in place of the fax or telex traditionally generated by participants’ back offices.
      Both participants and third parties may use this service to confirm trades in products commonly traded in the energy and metals markets. Our electronic trade confirmation service accepts data from trades executed on our platform, through other exchanges or trading facilities or through OTC voice brokers. We believe that the convenience and cost savings offered by our electronic trade confirmation service could attract new participants to our platform, increasing the revenues that we derive from transaction fees.
      OTC Risk Management Functionality. One of the features of our platform is its risk management functionality. Trades in the OTC commodities markets historically have been executed as bilateral contracts in which each counterparty bears the credit and/or delivery risk of the other and typically requires that an existing bilateral Master Agreement be in place with the other counterparty. Participants may pre-approve trading counterparties and establish parameters for trading with each counterparty in advance of doing so, thereby enforcing internal risk management policies. Participants may set firm-wide limits on tenor (duration) and the total daily value of trades that its traders may conduct with a particular counterparty, in a particular market. In addition, participants are offered a limited view of the parameters established for that participant by other market participants and may negotiate in real-time with potential counterparties through our instant messaging service. We do not assess the creditworthiness of, or determine trading parameters for, any participant that trades on our platform and we do not derive revenues directly from our risk management tools.

OTC and Futures Market Data
      ICE Data is our market data subsidiary. We established ICE Data in 2002 in response to growing demand for objective, transparent and verifiable energy market data. Through ICE Data, we generate market information and indices based solely upon auditable transaction data derived from data on actual OTC trades executed in our markets. Therefore, this information is not affected by subjective estimation or selective polling, the methodologies that currently prevail in the OTC markets. Each trading day, we deliver proprietary energy market data directly from our OTC market to the desktops of thousands of market participants. More specifically, we offer the following data products and services:

•	ICE Daily Indices: ICE Data publishes ICE Daily Indices for our spot natural gas and power markets with respect to over 63 of the most active gas hubs and 23 of the most active power hubs in North America. These indices are calculated based on the volume-weighted average price at each delivery point of all qualifying trades executed on our platform in accordance with guidelines we have set to provide for transparency in our index methodology. In contrast to other survey-based indices, all trades included in our indices can be observed by our participants, including regulators, as they occur. The ability to view the real-time creation of market indices encourages the use of the platform for trade execution for inclusion in the indices. ICE Data was recognized by the Federal Energy Regulatory Commission as the only publisher of natural gas and power indices to fully comply with all of the natural gas and power index publishing standards identified in its Policy Statement on Price Indices. ICE Data transmits the ICE Daily Indices via e-mail to 8,300 energy industry participants on a complimentary basis each trading day. In the future, we may begin charging recipients for what we believe is increasingly valuable data.

•	View Only: We offer view only access to market participants who are not active traders, but who still require access to real-time prices of physical and financial energy derivative contracts. Typical view only access subscribers include marketers, industrial end-users, utilities, analysts, municipalities and regulatory agencies.

•	End of Day Report: The ICE Data End of Day Report is a comprehensive electronic summary of trading activity in our OTC markets. The report is published daily at 3:00 p.m. Eastern time and features indicative price statistics, such as last price, high price, low price, total volume, volume-weighted average price, best bid, best offer, closing bid and closing offer, for all natural gas and power contracts that are traded or quoted on our platform. The End of Day Report also provides a summary of every transaction, which includes the price, the time stamp and an indication of whether a bid was hit or an offer was lifted.

•	Market Price Validation Service: ICE Data Market Price Validation service provides independent, consensus forward curve and option values for long-dated (5-20 years) global energy contracts on a monthly basis. On the last business day of each month, Market Price Validation service participant companies, representing the world’s largest energy commodities trading entities, submit their month-end forward curve and option prices for over 200 widely-held global energy contracts, such as Henry Hub Natural Gas, Brent Crude, AECO Gas Basis, West Texas Intermediate Crude, Cinergy Peak Power and SP-15 Peak Power. We audit and average these submissions to create consensus forward curve and option values that are then published for the benefit of Market Price Validation service participants. Market Price Validation service participants use these consensus values to validate internal forward curves and mark-to-market their month-end portfolios in accordance with FASB and IAS recommendations concerning the treatment and valuation of energy derivative contracts.

      We also earn revenues through the distribution of real-time and historical futures prices and other futures market data derived from trading in our futures markets through 44 data vendors. These vendors in turn distribute this information, directly and through various sub-vendors, to approximately 20,100 subscriber terminals. These vendors and sub-vendors include Bloomberg, Reuters and Interactive Data Corporation. Through ICE’s website, data related to our futures markets is also available to subscribers of our EnergyLive service.
      Our businesses generate an increasingly broad range of market data, which we distribute on a real-time and historical basis. In view of the automated way in which our electronic platform gathers data from actual transactions, we believe that our data is more precise, comprehensive and unbiased than most existing sources of OTC commodities data. Subject to confidentiality provisions, we generally retain all trade data collected through our trade-execution, electronic trade confirmation and clearing services. We believe that market participants value the depth and precision of our market data and that this value is likely to increase if our liquidity continues to grow. We continue to evaluate opportunities to realize the value of this raw data. We believe our electronic platform comprises the single largest repository in the world for energy commodities market data.
Our Participant Base

Futures Business Participant Base
      Participants currently trade in our futures markets, either directly as members or through a member. The participant base in our futures business is globally dispersed, although we believe a significant proportion of our participants are concentrated in major financial centers in North America, the United Kingdom, Continental Europe and Asia. We have obtained regulatory clearance or received legal advice confirming that there is no legal or regulatory impediment for the location of screens for electronic trading in our futures markets in 33 countries, including the United States, Singapore, Japan and most of the member countries of the European Union. Memberships in our futures markets increased by 41.0% during the nine months ended September 30, 2005 and 13.0% for the year ended December 31, 2004 in response to the addition of exclusive electronic trading hours and demand for an electronically-traded crude oil benchmark, our IPE Brent Crude futures contract.
      Like our OTC participant base, our participant base in our futures business has grown significantly since we acquired ICE Futures in 2001. The five most active clearing members of ICE Futures, which handle cleared trades for their own accounts and on behalf of their customers, accounted for 40.0% of our futures business revenues, net of intersegment fees, during the nine months ended September 30, 2005 and 39.5%, 39.1% and 38.4% of our futures business revenues, net of intersegment fees, for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues from one member, Man Financial Limited, accounted for 12.0% of our futures business revenues, net of intersegment fees, during the nine months ended September 30, 2005 and 13.0%, 15.1% and 13.4% of our futures business revenues, net of intersegment fees, for the years ended December 31, 2004, 2003 and 2002, respectively. As a broker, a substantial part of Man Financial Limited’s trading activity typically represents trades executed on behalf of its clients, rather than for its own account. No other member accounted for more than 10% of our futures business revenues during these periods.
      ICE Futures Membership. Trades in our futures markets may only be executed in the name of an ICE Futures member for its own or others’ accounts. In order to become an ICE Futures member, an applicant must complete an application form, undergo a due diligence review and execute an agreement stating that it agrees to be bound by ICE Futures regulations.
      All futures trades executed on our electronic platform are overseen by or attributable to “responsible individuals”. Each electronic member may register one or more responsible individuals, who are responsible for trading activities of both the member and its customers, and who are accountable to ICE Futures for the conduct of trades executed in the member’s name. There are currently over 1,200 responsible individuals registered in our futures market.

OTC Business Participant Base
      Our OTC participants include some of the world’s largest energy companies, financial institutions and other active contributors to trading volume in global commodities markets. They include oil and gas producers and refiners, power stations and utilities, chemical companies, transportation companies, banks, hedge funds and other energy industry participants. Our participant base is global in breadth, with traders located in 23 countries. The five most active trading participants together accounted for 23.3% of our OTC business revenues, net of intersegment fees, during the nine months ended September 30, 2005 and 21.4%, 25.1% and 38.1% of our OTC business revenues, net of intersegment fees, for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues from one participant, AEP Investments, Inc. (formerly known as AEP Energy Services, Inc.), which is also one of our shareholders, that is active in the OTC North American natural gas and power commodities market, accounted for 14.2% of revenues derived from our OTC business during 2002. No participant accounted for more than 10% of our OTC business revenues during the nine months ended September 30, 2005 or during the years ended December 31, 2004 or 2003.
      Trading in our OTC markets is not restricted to members, as with a traditional exchange. Rather, we generally accept as a participant any party that qualifies as an eligible commercial entity, as defined by the Commodity Exchange Act and rules promulgated by the Commodity Futures Trading Commission, or the CFTC. Eligible commercial entities must satisfy certain asset-holding and other criteria and include entities that, in connection with their business, incur risks relating to a particular commodity or have a demonstrable ability to make or take delivery of that commodity, as well as financial institutions that provide risk-management or hedging services to those entities. In January 2003, we received approval from the CFTC that allows registered traders and locals with floor or electronic trading privileges on any regulated U.S. futures exchange to qualify as eligible commercial entities and therefore to execute OTC transactions on our platform for their own account. We also received approval in October 2004 from the CFTC permitting ICE Futures’ registered brokers and local traders to transact in the OTC markets for their own accounts. This has allowed ICE Futures members and traders access to both the futures markets and the OTC markets on one screen.
      We require each participant to execute a participant agreement, which governs the terms and conditions of our relationship with each participant and grants the participant a non-exclusive, non-transferable, revocable license to access our platform. While, we generally establish the same contractual terms for all of our users, in connection with our entry into new commodities markets, we have from time to time agreed to minor modifications to the terms of our participant agreement for trading in new products. We expect that any future services that we may introduce will also be covered by our participant agreement, as we generally have a unilateral right to amend its terms with advance notice. As the OTC markets mature and conventions change, our participant agreement provides us with considerable flexibility to manage our relationship with our participants on an ongoing basis.
      The data in the table below reflects the growth of our OTC business participant base. This table indicates (i) the total number of participants that have signed participant agreements with us through the end of the periods presented, (ii) the number of participants who have actually traded during the periods presented, and (iii) the number of desktop screens that logged onto our platform during the month of December 2004. We believe that there are two main reasons why some participants access our platform but do not participate in trading. First, after participants register to use our electronic platform, they cannot trade until they have established either a clearing account or bilateral credit with other participants. Second, we believe that some non-trading participants use our platform to gain real-time, comprehensive information regarding the commodities markets as well as to gain reliable, accurate and full price discovery in these markets. We regard these non-trading users of our platform as a valuable potential source of revenues for our business both because such users may choose to subscribe to other of our market data services and because such users may in the future trade on our platform.

	For the Nine
	Months Ended		For the Year Ended
	September 30,		December 31,

	2005	2004	2004	2003	2002

All OTC participant firms (end of period)	984	812	861	774	776

Trading OTC participant firms (end of period)	774	636	661	589	671

View Only OTC participant firms (end of period)	210	176	200	185	105

OTC Participant firms that executed a trade during the period	524	456	495	466	433

OTC Active screen/user ID’s (end of period)	8,328	6,498	4,812	4,575	5,228

Product Development
      We leverage both our technology infrastructure and software development capabilities to diversify our products and services. New product development is an ongoing process that is part of the daily operation of our business. We are continually developing, evaluating and testing new products for introduction in our futures and OTC businesses. Our goal is to create innovative solutions in anticipation of, or in response to, changing conditions in the markets for energy commodities trading to better serve our expanding participant base. We also seek to leverage our existing product base by developing new applications for their use. We develop and launch new products both in response to specific participant demand and on the basis of trends we observe within our participant base. Substantially all of our product development relates to new contracts for trading in our markets. We generally are able to develop and launch new bilateral contracts for trading within a number of days or weeks. This process involves defining contract specifications, engaging in quality assurance testing and marketing the contract. In contrast, because all cleared contracts traded in our markets are cleared and settled through LCH.Clearnet, we are required to collaborate with LCH.Clearnet with respect to a number of aspects of the development process, including contract specifications, margin requirements, testing in a staging environment, quality assurance and post-trade processing and support infrastructure. As a result, the investment of time and resources required to develop cleared products is greater than for bilateral contracts and may extend over a period of two months or more. In addition, new contracts in our futures markets must be reviewed and approved by the Financial Services Authority, and possibly foreign regulators. After a particular product is launched, generally no modifications are required, as the specifications of a traded contract do not typically change. We do not incur separate, identifiable material costs in association with the development of new products — such costs are embedded in our normal costs of operation.
      In support of our product development goals, we rely on the input of our product development, clearing, technology and sales teams, who we believe are positioned to discern and anticipate our participants’ needs. We prioritize development of new products based on the degree to which we believe a new product will provide market liquidity, serve the greatest number of participants and provide us with a return on our investment. The availability of trading in new products is typically communicated by our sales team to participants simultaneously via e-mail and direct communications. Where appropriate, we seek to protect our intellectual property through patents and other forms of intellectual property protection.
      In April 2005, we introduced trading in futures contracts linked to E.U. Emissions Allowances issued under the European Union’s mandatory Emissions Trading Scheme. These contracts are offered in our futures markets in conjunction with the European Climate Exchange, a subsidiary of the Chicago Climate Exchange.
      While we have historically developed our products and services internally, we also periodically evaluate our strategic relationships to try to identify whether any opportunities to develop meaningful new products and services exist in conjunction with third parties. If we believe our success will be enhanced by collaboration with a third party, we will enter into a licensing arrangement or other strategic relationship.

Technology
      Technology is a key component of our business strategy, and we regard it as crucial to our success. Our operation of electronic trading facilities for both futures and OTC markets has influenced the design and implementation of the technologies that support our operations. We currently employ a team of 66 experienced technology specialists, including project managers, system architects, software developers, performance engineers, systems and quality analysts, database administrators and website designers. We have established a track record of operating a successful electronic trading platform by developing and integrating multiple, evolving technologies that support substantial trading volume. The integrated suite of technologies that we employ has been designed to support a significant expansion of our current business and provides us with the ability to leverage our technology base into new markets and to develop new products and services rapidly and reliably.
      As trading activity has increased, we have continued to improve matching engine performance and to add functionality as appropriate as we make available to our participants trading in new markets and product types. We have adopted a modular approach to technology development and have engineered an integrated set of solutions that support multiple specialized markets. Significant investments in production planning, quality assurance and certification processes have enhanced our ability to expedite the delivery of the system enhancements that we develop for our participants. Our electronic platform is accessible from anywhere in the world via the Internet. We also develop and operate other software components used to support mid and back office services such as clearing, market data and electronic confirmations. Our clearing infrastructure is designed to be easily extendable to support integration with additional clearing interfaces. We currently support clearing integration to LCH.Clearnet, as well as to The Clearing Corporation for the purposes of clearing and settling the Chicago Climate Exchange markets as part of our provision of services to the Chicago Climate Exchange.
      Speed, reliability, scalability, and capacity are critical performance criteria for electronic trading platforms. Our electronic platform was designed from the outset to be highly scalable, enabling us to meet anticipated user growth as demand increases. A substantial portion of our operating budget is dedicated to system design, development and operations in order to achieve high levels of overall system performance. We continually monitor and upgrade our capacity requirements and have configured our systems to handle approximately twice our peak transactions in our highest volume products.
      The technology systems supporting our trading operations can be divided into four major categories:

Distribution	Technologies that support the ability of our participants to access our marketplace via the Internet or a direct connection to our platform.
Front-end functionality	Technologies that provide a robust graphical user interface, application programming interfaces, and enable the delivery of other front-end tools.
Electronic trade matching	Technologies that aggregate orders and match buy and sell orders when their trade conditions are met.
Security and redundancy	Technologies that maximize and maintain the security of our markets, as well as provide for the transition to a redundant operating environment in the case of system failure caused by internal or external events.

Distribution
      The accessibility of our platform via the Internet differentiates our markets and serves to attract liquidity and trading volume to our markets. As of September 30, 2005, we had over 8,300 active connections to our platform at over 980 OTC participant firms and over 390 futures participant firms. Of these active connections, over 4,000 are used during peak hours. Most of our participants access our electronic platform through the Internet. Over the past two years, as part of our efforts to provide additional access choices to participants, we implemented a program to connect conforming independent software vendors to our platform. As a result, we now have the potential to attract thousands of additional participants to trade in our markets through these independent software vendors. Typically, each independent software vendor represents a single connection to our platform, though numerous participants may access our markets through each independent software vendor. We believe our platform, which is currently configured to support more than 6,500 simultaneous connections, will be sufficient to meet anticipated demand for the foreseeable future. Our electronic platform is highly scalable and additional capacity above 6,500 simultaneous connections can be increased by adding additional hardware.

Front-End Functionality
      We provide secure access to our electronic platform via a graphical user interface known as WebICE. The WebICE graphical user interface serves as a customizable, feature rich front-end to our platform. Participants can access our platform globally via the Internet by clicking on a link on our website. Our platform can be accessed using a number of operating systems, including Microsoft Windows 2000/XP, Linux and Mac OS.
      We selectively offer our participants use of application programming interfaces that allow users to create customized applications and services around our electronic platform to suit their specific needs. Participants using application programming interfaces are able to link their internal computer systems to our platform and enable high-speed data flow to their front office trading systems, as well as their risk management, data feed, settlement, and accounting systems. Our application programming interfaces also enable independent software vendors to adapt their products to our platform, thereby offering our participants a wide variety of front-end choices in addition to our own user interface.

Electronic Trade Matching
      Order matching constitutes the core of our electronic platform. Our platform supports functionality for trading in bilateral OTC, cleared OTC and futures and options contracts. Our core functionality is available on a single platform for all of the products that we offer, rendering it highly flexible and relatively easy to maintain. As a result, enhancements made for one product are also easily made for other products. Our order matching functionality is designed based on a combination of internal and external software and technology. Clustered Windows 2000 messaging servers act as a communications gateway for our participants. Large scale enterprise servers provide the processing capacity for the matching engine which captures price requests by our participants and matches trades instantaneously based on the order and price at which trades were entered.

Security and Disaster Recovery
      Physical and digital security are each critical to the operation of our platform. At both our corporate offices as well as at all of our data centers, physical access controls have been instituted to restrict access to sensitive areas. We also employ what we believe are state-of-the-art digital security technology and processes, including high level encryption technology, complex passwords, multiple firewalls, network level virus detection, intrusion detection systems and secured servers.
      We use a multi-tiered firewall scheme to control access to our network. We have also incorporated several protective features into our electronic platform at the application layers to ensure the integrity of participant data and connectivity. For example, we use access control profiles to prevent a given participant from accessing data affiliated with another participant. We are also able to restrict the functions that a particular user can perform with any company data within a given application. Our electronic platform monitors the connection with each user connected to the platform. If a connection to a particular participant can no longer be detected, certain outstanding orders entered by that participant are automatically withdrawn and held. Users have the option to allow orders to remain in the market after logging out or disconnecting from our platform. In addition, even though our electronic platform is globally accessible over the Internet, we are able to restrict platform access to designated IP addresses, if so desired by a participant.

      In July 2002, we established a remote data center to provide a point of redundancy for our trading technology. Our back-up facility fully replicates our primary data center and is designed to ensure the uninterrupted operation of our electronic platform’s functionality in the face of external threats, unforeseen disasters or internal failures. In the event of an emergency, participants connecting to our electronic platform would be rerouted automatically to the back-up facility. Our primary data center continuously collects and saves all trade information and periodically transmits it to our back-up facility. For that reason, we expect that our disaster recovery system would have current, and in most cases real-time, information in the event of a platform outage. In the event that we were required to complete a changeover to our back-up disaster facility, we anticipate that our platform would experience less than six hours of down time.

Support Services
      All of our participants have access via e-mail and telephone to our specialized help desk, which provides support with respect to general technical, business and administrative questions, and is staffed 24 hours a day from Sunday at 6:00 p.m. until Friday at 6:00 p.m. At all other times, support personnel are available to assist our participants via mobile phone and e-mail. We utilize a third party system that tracks inbound calls and e-mails to centralize issue reporting and resolution tracking. Each week a summary of reported issues is compiled and sent to operations management for review. In addition, our participants may access training materials and user guides which are available on our website.

Technology Partners, Vendors and Suppliers
      We maintain relationships with a range of technology partners, vendors and suppliers in respect of clearing services, software licensing, hosting facilities and electronic trade routing.
      If any of our contracts with our key technology partners, vendor or suppliers were terminated, we believe that we would be able to gain access on a timely basis to products and services of comparable quality, on comparable terms.
Internally Developed Software
      The current focus of our internal software development is in the following areas:

•	enhancement of our existing platform to increase connectivity, functionality and performance in support of our plan to increase trading volumes in our markets and for the development of new products;

•	development of functional enhancements and performance improvements to our electronic trade confirmation service; and

•	development of technology infrastructure to support the emerging data sales component of our OTC business.
Competition
      The markets in which we operate are highly competitive and we expect competition to intensify in the future. We face competition in all aspects of our business from a number of different enterprises, both domestic and international, including electronic platforms, traditional exchanges and voice brokers. We compete on the basis of a number of factors, including:

•	depth and liquidity of markets;

•	price transparency;

•	reliability and speed of trade execution and processing;

•	technological capabilities and innovation;

•	breadth of product range;

•	rate and quality of new product developments;

•	quality of service;

•	connectivity;

•	mid- and back- office service offerings, including differentiated and value-added services;

•	transaction costs; and

•	reputation.

Our Principal Competitors
      Currently, our principal competitor is NYMEX. NYMEX is a predominantly open-outcry commodities exchange for the trading of energy futures contracts and options on futures contracts. Among its primary products, NYMEX offers trading in a West Texas Intermediate light sweet crude oil futures contract and a Henry Hub natural gas futures contract. NYMEX has recently developed a number of initiatives that compete with us, directly or indirectly, including the following:

•	NYMEX established an open-outcry futures exchange located in Dublin, Ireland for the trading of a competing Brent crude futures contract. According to NYMEX, this launch was a direct response to our decision to expand electronic trading and reduce the open-outcry trading hours for our IPE Brent Crude futures contract starting on November 1, 2004. In addition to its Brent crude contract, which was offered beginning November 1, 2004, NYMEX began offering trading on its Dublin exchange floor in a Northwest European gas oil futures contract on April 8, 2005. On September 12, 2005, NYMEX established an open-outcry trading floor in London, England, simultaneously closing its Dublin trading floor and shifting trading in Brent crude futures contracts and Northwest European gas oil futures contracts to London. It could expand its products beyond these two contracts by offering new futures or options contracts, thereby directly competing with all or most of our futures products. According to data obtained from the Futures Industry Association and the Financial Services Authority, as of September 30, 2005, open interest in the NYMEX Brent crude futures contract was 11,729 contracts, and during the three months ended September 30, 2005, 298,179 contracts were traded or an average of 4,587 contracts per day. This compares with open interest of 337,952 contracts in respect of our IPE Brent Crude futures contract as of September 30, 2005 and traded volume during the three months ended September 30, 2005 of 8.7 million contracts or an average of 134,340 contracts per day. As of September 30, 2005, open interest in the NYMEX gas oil futures contract was 200 contracts, and during the three months ended September 30, 2005, 280 contracts were traded or an average of 4 contracts per day. This compares with open interest of 222,643 contracts in respect of our IPE Gas Oil futures contract as of September 30, 2005 and traded volume during the three months ended September 30, 2005 of 3.0 million contracts or an average of 46,253 contracts per day. Since NYMEX opened its London-based open-outcry trading floor on September 12, 2005, the NYMEX Brent crude futures contract has averaged 5,767 contracts traded per day through the end of September 2005 and the NYMEX gas oil futures contract has averaged one contract traded per day through the end of September 2005.

•	NYMEX established its NYMEX Access electronic trading platform for futures in 1983. Since May 2002, NYMEX has been offering clearing services for OTC contracts via a facility known as ClearPort. While these contracts are ultimately converted to futures contracts, they were termed by NYMEX at the time of their introduction to be “OTC products” and are blocked into NYMEX by voice brokers. The availability of these contracts has reduced reliance on floor-based execution and has strengthened the competitive position of voice brokers. NYMEX has listed over 100 contracts available for clearing through ClearPort.
      In addition, we currently compete with:

•	voice brokers active in the commodities markets, including Amerex, ICAP, Prebon Yamane and Tradition (North America);

•	other electronic trading energy platforms, such as NGX (a subsidiary of the Toronto Stock Exchange) and HoustonStreet;

•	energy futures exchanges, such as European Energy Derivatives Exchange, or Endex (formerly known as Amsterdam Power Exchange), Nord Pool and Powernext; and

•	market data vendors, such as Bloomberg, Reuters, Argus and Platts (a division of The McGraw-Hill Companies Inc.).

Competition with Our Futures Business
      In our futures business, we currently compete with NYMEX and European natural gas and power exchanges. In the United States, NYMEX lists the West Texas Intermediate crude oil futures contract, which competes with the IPE Brent Crude futures contract as a benchmark for worldwide trading in crude oil futures. There are also several electronic exchanges in Europe that may, in the future, offer trading in contracts that compete with ours. For example, both the Chicago Mercantile Exchange and Euronext have stated publicly that they intend to enter the markets for energy commodities trading.
      In addition, the recent consolidation of, and development of alliances between, European exchanges and clearinghouses has resulted in increasingly large and well-capitalized trading services providers. For example, in January 2004 the London Clearing House merged with Clearnet SA. Continued consolidation among trading services providers would likely require us to compete in both our futures and OTC businesses against a smaller number of firms with considerable resources and significant market shares.

Competition with Our OTC Business
      Other financial services or technology companies, in addition to those named above, have entered the OTC electronic trading services market. Additional joint ventures and consortia are forming, or have been formed, to provide services similar to those that we provide. Others may acquire the capacity to compete with us through acquisitions. In particular, we expect that existing, well-capitalized participants in the electronic trading market for fixed income products and foreign exchange products will seek out revenue opportunities in the commodities markets. If we expand into new markets in the future, we could face significant competition from other companies.

Intellectual Property
      We rely on a wide range of intellectual property. We own or have a license to use all of the software that is essential to the operation of our electronic platform, much of which has been internally-developed by our technology team since our inception. In addition to our software, we regard certain business methods and our brand names, marketing elements, logos and market data to be valuable intellectual property. We protect this intellectual property by means of patent, trademark, service mark, copyright and trade secret laws, contractual restrictions on disclosure and other methods.
      We currently have licenses to use several U.S. patents, including the Wagner patent, which relates to the automated matching of bids and offers for futures contracts traded in the United States, and the Togher family of patents, which relate to the way in which bids and offers are displayed on an electronic trading system in a manner that permits parties to act only on those bids and offers from counterparties with whom the party has available credit. We have been granted a non-exclusive license from eSpeed, Inc. to use the Wagner patent for the trading of futures contracts where at least one of the screens is located in the United States or where the contract provides for delivery of the underlying commodity in the United States. Under the terms of the eSpeed license, which expires on the expiration of the Wagner patent in February 2007, we are required to pay eSpeed a minimum of $2.0 million per year, plus a royalty fee equal to the greater of 10 cents for each side to a contract or generally 20 cents per contract. We paid eSpeed $926,000 in royalty fees for the nine months ended September 30, 2005 and $32,000 and $14,000 in royalty fees for the years ended December 31, 2004 and 2003, respectively. For every 25 million applicable contracts executed on our electronic platform in a given year beyond the first 25 million contracts, we must pay eSpeed an additional $2.0 million (in addition to the per-contract charge). In the event that the notional value of any contract subject to the license exceeds $50,000 as of the date on which such contract is first available for trading, then the number of contracts used to calculate the payments described above will equal the notional value divided by $50,000, with the result rounded up to the next whole number. eSpeed has agreed that to the extent it enters into more favorable licensing terms with any third party, it will modify our license agreement to incorporate those more favorable terms. In addition, in connection with the settlement of patent infringement litigation with EBS, we obtained from EBS a worldwide, fully paid-up, non-exclusive license to use technology covered under patents known as the Togher patents (presently issued or issued in the future claiming priority to U.S. patent application 07/830,408). As a fully paid-up license, we pay no royalties to EBS on an ongoing basis. The EBS license expires on the latest expiration of the underlying patents.
      We cannot guarantee that the Wagner patent, the Togher patents or any other patents that we may license or acquire in the future, are or will be valid and enforceable. If the Wagner patent is found to be invalid, our license will terminate.
      We have several U.S. and foreign patent applications pending, including with respect to our electronic trade confirmation service, our method to allow a user to engage in program trading while protecting their proprietary data and software (known as ICEMaker), our method for displaying both cleared OTC products and bilateral OTC products in a single price stream in connection with our OTC business, our method for locking prices on electronic trading screens, and our method for exchanging OTC contracts and futures contracts in similar base commodities on an electronic trading platform. Our electronic trade confirmation service and our OTC clearing service are also the subject of applications pending in the European Patent Office and the Canadian Patent Office. In addition, a Patent Cooperation Treaty application has been filed with respect to the ICEMaker system. Through ICE Futures, we are joint owners with NYMEX of a patent application related to an implied market trading system. We can provide no assurance that any of these applications will result in the issuance of patents.
      We have received several federal registrations on trademarks used in our business, including “IntercontinentalExchange” and “ICE”. We have also received federal registrations on other services or products we provide, including “ICEMaker”. In addition, we have several foreign and U.S. applications pending for other marks used in our business. We can provide no assurance that any of these applications will mature into registered trademarks.
      This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and this use or display should not be construed to imply, our endorsement or sponsorship of these other parties, their endorsement or sponsorship of us, or any other relationship between us and these other parties.
Sales
      As of September 30, 2005, we employed 25 full-time sales personnel. Our sales team is managed by a futures industry sales and marketing professional and is comprised mainly of former brokers and traders with extensive experience and established relationships within the commodities trading community. Since our futures business is highly regulated, we also employ staff who understand the regulatory constraints upon marketing in this field.
      Our marketing strategy is designed to expand relationships with existing participants through the provision of value-added products and services, as well as to attract new participants, including those in markets and geographic areas where we do not currently have a strong presence. We also seek to build brand awareness and promote greater public understanding of our business, including how our technology can improve current approaches to price discovery and risk management in the energy markets.
      In 2004, we began to develop a cross-promotional marketing team for our futures and OTC businesses. We believe this repositioning of our marketing team is consistent with, and will provide more effective support of, the underlying emphasis of our business model — an open architecture and flexibility that allows us to anticipate and respond rapidly to evolving trends in the markets for energy commodities trading.
      We typically pursue our marketing goals through a combination of on-line promotion through our website, third party websites, e-mail, print advertising, one-on-one client relationship management and participation in trade shows and conferences. From time to time, we also provide commission rate discounts of limited duration to support new product launches.

Property
      Our most valuable property is our technology and the infrastructure underlying it. Our intellectual property is described above under the heading “— Technology”. In addition to our intellectual property, our other primary assets include computer equipment and real property.
      We own an array of computers and related equipment. The net book value of our computer equipment, software and internally developed software was $4.4 million, $1.3 million and $7.6 million, respectively, as of September 30, 2005.
      Our principal executive offices are located in Atlanta, Georgia. We occupy 22,332 square feet of office space under a lease that expires in June 2008 and 3,080 square feet under a lease that expires in April 2006. We also lease an aggregate of 52,679 square feet of office space in Calgary, Chicago, Houston, London, New York and Singapore. Our largest physical presence outside of Atlanta is in London, England, where we have leased 42,838 square feet of office space. We believe that our facilities are adequate for our current operations and that we will be able to obtain additional space as and when it is needed. The various leases covering these spaces generally expire between 2008 and 2010. We also own property that houses disaster recovery facilities for our open-outcry exchange floor, which we closed on April 7, 2005. The net book value of this property was $3.5 million as of September 30, 2005. We intend to dispose of this property in the near future. However, we have not committed to an active program to locate a buyer and the property is currently not being actively marketed for sale.

Employees
      As of September 30, 2005, we had a total of 194 employees, with 100 employees at our headquarters in Atlanta, 77 in London and a total of 17 employees in our New York, Houston, Chicago, Singapore and Calgary offices. None of our employees is subject to a collective bargaining agreement. We have not experienced any work stoppages, and we believe our relationship with our employees is good.

REGULATION AND LEGAL PROCEEDINGS
      We are subject to the jurisdiction of regulatory agencies in the United States and the United Kingdom. We are also subject to a number of legal proceedings.
Regulation of Our Business in the United States
      We operate our OTC electronic platform as an exempt commercial market under the Commodity Exchange Act and regulations of the Commodity Futures Trading Commission, or the CFTC. The CFTC generally oversees, but does not substantively regulate, the trading of OTC derivative contracts on our platform. All of our participants must qualify as eligible commercial entities, as defined by the Commodity Exchange Act, and each participant must trade for its own account, as a principal. Eligible commercial entities include entities with at least $10 million in assets that incur risks (other than price risk) relating to a particular commodity or have a demonstrable ability to make or take delivery of that commodity, as well as entities that regularly purchase or sell commodities or related contracts that are either (i) funds offered to participants that do not meet specified sophistication standards that have (or are part of a group of funds that collectively have) at least $1 billion in assets, or (ii) have, or are part of a group that has, at least $100 million in assets. We have also obtained orders from the CFTC permitting us to treat floor brokers and floor traders on U.S. exchanges and ICE Futures as eligible commercial entities, subject to their meeting certain requirements. As an exempt commercial market, we are required to comply with access, reporting and record-keeping requirements of the CFTC. Both the CFTC and the Federal Energy Regulatory Commission have view only access to our trading screens on a real-time basis. In addition, we are required to (i) report to the CFTC certain information regarding transactions in products that are subject to the CFTC’s jurisdiction and that meet certain specified trading volume levels, (ii) record and report to the CFTC complaints that we receive of alleged fraud or manipulative trading activity, and (iii) if it is determined by the CFTC that any of our markets for products that are subject to CFTC jurisdiction serve a significant price discovery function (that is, they are a source for determining the best price available in the market for a particular contract at any given moment), publicly disseminate certain market and pricing information free of charge on a daily basis. Presently, we do not believe that any of our markets that are subject to CFTC jurisdiction serve a significant price discovery function. We are not permitted to represent to our participants that we are regulated by the CFTC. Currently, our OTC business is not otherwise subject to substantive regulation by the CFTC or other U.S. regulatory authorities.
      At various times in the last several years, legislative and regulatory authorities at both the federal and state levels, as well as media, political and consumer groups, have called for increased regulation and monitoring of OTC commodities markets in general, and the North American natural gas and power commodities markets, our most important markets, in particular. These calls have been associated, in part, with suggestions that manipulative trading practices may have contributed to unseasonably high prices in the wholesale power market in California and other western states in the summer of 2000, the collapse of Enron in 2001, recent energy shortages following Hurricanes Katrina and Rita and other events that have adversely affected the operations and public image of participants in energy markets. In May 2002, leading market participants in the energy sector, including users of our electronic platform, acknowledged that significant percentages of their trades in recent periods did not generate a profit or a loss for either trading party and instead were carried out to generate higher trading volumes than would otherwise have been achieved by those parties and for other non-bona fide reasons.
      In light of these developments, members of Congress have, at various times over the last several years, introduced legislation seeking to restrict OTC derivatives trading of energy generally and to bring electronic trading of OTC energy derivatives within the direct scope of CFTC regulation. Separate pieces of legislation have recently been introduced in Congress that would (i) provide the CFTC with the authority to require exempt commercial markets to comply with additional regulatory requirements and to require some participants on exempt commercial markets to file reports on their positions, and (ii) place price controls on natural gas derivatives and make those derivatives tradable only on a designated contract market, which is a regulatory status we do not presently hold. If adopted, this legislation could require us and our participants to operate under heightened regulatory burdens and incur additional costs in order to comply with the additional regulations, and could deter some participants from trading on our OTC platform.

      We cannot predict whether this legislation will be adopted. Although these legislative proposals have not been enacted, the same types of legislation, or similar legislation, could be introduced in the near future. If such legislation or other legislation were to be enacted into law, it could have an adverse effect on our business.
      In addition, in April 2002, the Federal Energy Regulatory Commission adopted rules requiring that all public utilities and power marketers file quarterly reports about their power trading activities beginning July 31, 2002. These reports must contain, among other data, transaction information on all power sales that the reporting entity has effected during the quarter. In addition, the energy bill that was recently signed into law by the President on August 8, 2005 grants to the Federal Energy Regulatory Commission the power to prescribe rules related to the collection and government dissemination of information regarding the availability and price of natural gas and wholesale electric energy. On October 20, 2005, the Federal Energy Regulatory Commission issued a proposed rule designed to prevent manipulation of natural gas and power markets. The proposal clarifies the agency’s authority over market manipulation by all electricity and natural gas sellers, transmission owners and pipelines, regardless of whether they are regulated by the Federal Energy Regulatory Commission. This proposal and possible future exercises of the Federal Energy Regulatory Commission’s rulemaking powers could adversely impact demand for our data products in the United States.
      At various times in recent history, regulators in some states, including California and Texas, have publicly questioned whether some form of regulation, including price controls, should be reimposed in OTC commodities markets, particularly in states where the power markets were recently deregulated. We or our participants may, in the future, become subject to additional legislative or regulatory measures. These could require us to incur significant compliance costs or to modify our business strategy. Any measures affecting our participants in connection with their OTC commodities trading activities could potentially discourage participants from trading on our electronic platform and adversely affect our competitive position.
Regulation of Our Business in the United Kingdom and Europe
      Operating as a Recognized Investment Exchange in the United Kingdom (i.e., an investment exchange recognized by the Financial Services Authority), ICE Futures has regulatory responsibility in its own right. ICE Futures is subject to supervision by the Financial Services Authority pursuant to the Financial Services and Markets Act 2000, or the FSMA. ICE Futures is required under the FSMA to meet various regulatory requirements, including a requirement to maintain sufficient financial resources, adequate systems and controls and effective arrangements for monitoring and disciplining its members. ICE Futures is also required to make available adequate resources to ensure that it can continue to perform its regulatory functions. Failure to comply with its regulatory requirements could subject ICE Futures to significant penalties, including termination of its ability to conduct our regulated business.
      The FSMA also contains provisions making it an offense to engage in certain market behavior and prohibits market abuse through the misuse of information, the giving of false or misleading impressions or the creation of market distortions. Breaches of those provisions give rise to the risk of criminal or civil sanctions, including financial penalties. The E.U. Market Abuse Directive, which was adopted in each member state by October 12, 2004, supplements the provisions of the FSMA regarding market abuse but will also introduce a specific prohibition against insider dealing in commodity derivative products. The U.K. regulations implemented the E.U. Market Abuse Directive, which together with a revised version of the Financial Services Authority’s Code of Market Conduct, are now in effect. Under the FSMA, ICE Futures enjoys statutory immunity in respect of any claims for damages brought against it relating to any actions it has undertaken (or in respect of any action it has failed to take) in good faith, in the discharge of its regulatory function.
      In the United Kingdom, we also engage in a variety of activities related to our OTC business through subsidiary entities that are subject to Financial Services Authority regulation. We engage in sales and marketing activities through our subsidiary ICE Markets Limited, or ICE Markets, which is authorized and regulated by the Financial Services Authority as an arranger of deals in investments and as an agency broker, and, subject to certain aspects of the Financial Services Authority’s Alternative Trading Systems regime has agreed to various reporting, record keeping, and monitoring obligations with respect to use by its participants of our electronic trading platform.

      Some jurisdictions in which our participants reside, in Europe and elsewhere, have laws relating to commodities trading. We have reviewed these laws and have concluded that our existing business activities do not require us to obtain licenses in those jurisdictions. However, the E.U.’s Directive on Investment Services in the securities field, which requires each member state of the E.U. to regulate and impose licensing requirements on professional investment services firms, is to be replaced by a new E.U. directive, the Markets in Financial Instruments Directive, which will cover participants in commodity derivatives markets. The Markets in Financial Investments Directive must come into force in each E.U. member state by April 2007, although a six month extension to the implementation date has been proposed, which would delay implementation until October 2007. Service providers in the commodities markets do not currently fall within the scope of the E.U.’s Directive on Investment Services. The Markets in Financial Investments Directive brings commodity derivatives within the scope of the E.U. financial regulation and will harmonize the regulatory approach to licensing services relating to commodity derivatives across Europe. The proposals also impose greater regulatory burdens on E.U.-based operators of alternative trading systems through which instruments regulated under the directive are traded and will potentially affect non-E.U. based operators of alternative trading systems. The finer details of the Markets in Financial Investments Directive are still being discussed by E.U. member states — most notably in relation to the definition of commodity derivatives — and, pending the outcome of this debate, we may need to obtain licenses in various E.U. member states in which our participants are based.
Legal Proceedings

NYMEX Claim of Infringement
      On September 29, 2005, the U.S. District Court for the Southern District of New York granted our motion for summary judgment dismissing all claims brought by NYMEX against us in an action commenced in November 2002. NYMEX’s complaint alleged copyright infringement by us on the basis of our use of NYMEX’s publicly available settlement prices in two of our cleared OTC contracts. The complaint also alleged that we infringe and dilute NYMEX’s trademark rights by referring to NYMEX trademarks in certain of our swap contract specifications and that we tortiously interfered with a contract between NYMEX and the data provider that provides us with the NYMEX settlement prices pursuant to a license. In dismissing all of NYMEX’s claims, the court found that NYMEX’s settlement prices were not copyrightable works as a matter of law, and we had not engaged in copyright or trademark infringement in referencing NYMEX’s publicly available settlement prices. The trademark dilution and tortious interference claims, which are state law claims, were dismissed on jurisdictional grounds. While the court granted summary judgment in our favor on all claims, NYMEX filed a notice of appeal with the District Court on October 13, 2005. NYMEX may also proceed with its dilution and tortious interference claims in state court. If NYMEX continues with its appeal, or proceeds with a claim in state court, we intend to vigorously defend these actions. We do not believe that the resolution of this matter will have a material adverse effect on our consolidated financial condition, results of operations or liquidity. See “Risk Factors — Any infringement by us on the intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the cost of providing, our products and services”.

EBS Claim of Infringement
      On January 29, 2004, EBS filed a complaint against us in Federal District Court in the Southern District of New York alleging that we are infringing on two patents held by EBS, referred to as the Togher patents, relating to the way in which bids and offers are displayed on an electronic system in a manner that permits parties to act only on those bids and offers from counterparties with whom the party has available credit. EBS is a provider of foreign exchange and precious metals trading and data solutions. EBS claimed that the credit filter functionality of our trading platform infringes EBS’ patented systems and methods for displaying a so-called “dealable” price. On September 1, 2005, we entered into a settlement agreement with EBS without admitting liability. The settlement agreement resulted in the dismissal of the litigation with prejudice and settles all claims that have or could be asserted in connection with the Togher patents (as presently issued or to be issued in the future claiming priority to U.S. patent application 07/830,408) in exchange for a payment of $15.0 million to EBS. In addition, the settlement agreement grants us a worldwide, fully paid-up, non-exclusive license to use technology covered under the Togher patents (as presently issued or to be issued in the future claiming priority to U.S. patent application 07/830,408).

MANAGEMENT
Directors and Executive Officers
      The following table provides information regarding our directors and executive officers:

Name	Age	Title

Jeffrey C. Sprecher	50	Chairman of the Board and Chief Executive Officer
Charles R. Crisp	58	Director
Jean-Marc Forneri	46	Director
Sir Robert Reid	71	Director
Frederic V. Salerno	62	Director
Richard L. Sandor, Ph.D.	64	Director
Judith A. Sprieser	52	Director
Vincent Tese	62	Director
Charles A. Vice	42	President and Chief Operating Officer
Richard V. Spencer	51	Chief Financial Officer and Senior Vice President
David S. Goone	44	Senior Vice President, Business Development and Sales
Edwin D. Marcial	38	Chief Technology Officer and Senior Vice President
Johnathan H. Short	39	Senior Vice President, General Counsel and Corporate Secretary
David J. Peniket	39	President and Chief Operating Officer, ICE Futures
Richard Ward, Ph.D.	48	Vice Chairman, ICE Futures
Directors
      Jeffrey C. Sprecher. Mr. Sprecher has been a director and our Chief Executive Officer since our inception and has served as our Chairman of the Board since November 2002. As our Chief Executive Officer, he is responsible for our strategic direction, operation, and financial performance. Mr. Sprecher purchased Continental Power Exchange, Inc., our predecessor company, in 1997. Prior to joining Continental Power Exchange, Inc., Mr. Sprecher held a number of positions, including President, over a fourteen-year period with Western Power Group, Inc., a developer, owner and operator of large central-station power plants. While with Western Power, Mr. Sprecher was responsible for a number of significant financings. In 2002, Mr. Sprecher was recognized by Business Week magazine as one of its Top Entrepreneurs. Mr. Sprecher holds a B.S. degree in Chemical Engineering from the University of Wisconsin and an MBA from Pepperdine University.
      Charles R. Crisp. Mr. Crisp, who has been a director since November 2002, is the retired President and Chief Executive Officer of Coral Energy, a Shell Oil affiliate responsible for wholesale gas and power activities. He served in this position from 1999 until his retirement in October 2000, and was President and Chief Operating Officer from January 1998 through February 1999. Prior to that, Mr. Crisp served as President of the power generation group of Houston Industries and, between 1988 and 1996, served as President and Chief Operating Officer of Tejas Gas Corporation. Mr. Crisp currently serves as a director of EOG Resources, Inc., AGL Resources, Inc. and Targa Resources, Inc.
      Jean-Marc Forneri. Mr. Forneri, who has been a director since November 2002, is founder and senior partner of Bucephale Finance, a boutique M&A firm specializing in large transactions for French corporations, foreign investors and private equity firms. For the seven years prior to Bucephale’s founding, Mr. Forneri headed the investment banking business of Credit Suisse First Boston in Paris. He was Managing Director and Head of Credit Suisse First Boston France S.A., and Vice Chairman, Europe. Prior to that, Mr. Forneri was a

Partner of Demachy Worms & Cie Finance from 1994 to 1996, where he was in charge of investment banking activities of Group Worms. Mr. Forneri is also a Director of Balmain SA, Banque Lyonnaise Bonnasse, SAGEM, SNECMA and Friends of Paris Museum of Modern Art.
      Sir Robert Reid. Sir Robert Reid, who has been a director since June 2001, was the Deputy Governor of the Halifax Bank of Scotland from 1997 until 2004 and has served since 1999 as the Chairman of The International Petroleum Exchange of London. He spent much of his career at Shell International Petroleum Company Limited, and served as Chairman and Chief Executive of Shell U.K. Limited from 1985 until 1990. He became Chairman of the British Railways Board in 1990, and retired from that post in 1995. From 1994 to 1997, he was Chairman of London Electricity. He was Chairman of the Council of The Industrial Society between 1993 and 1997, Chairman of Sears plc from 1995 until 1999, Chairman of Sondex Limited from 1999 until 2002 and Chairman of Kings Cross Partnership from 1999 until 2003. He also served as a Non-Executive Director on the boards of Avis Europe from 2002 until 2004 (Chairman) and Sun Life Financial Services of Canada from 1999 until 2004. He has served on the boards of directors of The Merchants Trust since 1995, Siemens plc since 1998 and CHC Helicopter Corporation since 2004. He received his Knighthood in Queen Elizabeth’s 1990 Birthday Honours.
      Frederic V. Salerno. Mr. Salerno, who has been a director since November 2002, is the former Vice Chairman of Verizon Communications, Inc. Before the merger of Bell Atlantic and GTE, Mr. Salerno was Senior Executive Vice President, Chief Financial Officer and served in the Office of the Chairman of Bell Atlantic from 1997 to 2001. Prior to joining Bell Atlantic, he served as Executive Vice President and Chief Operating Officer of New England Telephone from 1985 to 1987, President and Chief Executive Officer of New York Telephone from 1987 to 1991 and Vice Chairman — Finance and Business Development at NYNEX from 1991 to 1997. Mr. Salerno served on the boards of directors of Verizon Communications, Inc. from 1991 to 2001, AVNET, Inc. from 1993 to 2003 and was Chairman of Orion Power from 1999 until its sale in 2001. He has served on the boards of directors of The Bear Stearns Companies, Inc. since 1993, Viacom, Inc. since 1996, Consolidated Edison, Inc. since 2002, Akamai Technologies, Inc. since 2002, Popular, Inc. since 2003 and Gabelli Asset Management since 2003.
      Richard L. Sandor, Ph.D. Dr. Sandor, who has been a director since November 2002, is the Chairman and Chief Executive Officer of the Chicago Climate Exchange, Inc., and has served as Chairman and Chief Executive Officer of Environmental Financial Products, L.L.C. since 1998. Prior to the creation of Environmental Financial, Dr. Sandor was a senior financial markets executive with Kidder Peabody from 1991 to 1993, Banque Indosuez from 1990 to 1991 and Drexel Burnham Lambert from 1982 to 1990. Dr. Sandor has served as a Non-Resident Director of the Chicago Board of Trade, as its Second Vice-Chairman of Strategy and, for more than three years, as its Chief Economist. Dr. Sandor is currently a director of Nasdaq Liffe Markets, American Electric Power, the Zurich-based Sustainable Performance Group, Millenium Cell, Bear Stearns Financial Products, Inc. and its subsidiary, Bear Stearns Trading Risk Management Inc. He is also a member of the design committee of the Dow Jones Sustainability Index. Dr. Sandor is currently a Research Professor at the Kellogg Graduate School of Management at Northwestern University and has been a faculty member of the School of Business Administration at the University of California, Berkeley and at Stanford University.
      Judith A. Sprieser. Ms. Sprieser, who has been a director since April 2004, was the Chief Executive Officer of Transora, Inc., a technology software and services company that she helped found in 2000, from 2000 until its merger with UCCnet 2005. Ms. Sprieser was previously Executive Vice President of Sara Lee Corporation, serving as Chief Executive of Sara Lee’s Food and Foodservice operations from 1999 to 2000. Prior to assuming that post, she served as Chief Financial Officer for Sara Lee Corporation, and in various other financial and operating positions. Ms. Sprieser currently is a member of the boards of directors of Allstate Insurance Company, USG Corporation, Kohl’s Corporation, Reckitt Benckiser, plc, and is a member of the American Institute of CPAs and Northwestern University’s Board of Trustees. She has a B.A. degree and an MBA from Northwestern University.
      Vincent Tese. Mr. Tese, who has been a director since April 2004, currently serves as Chairman of Wireless Cable International, Inc., a position he has held since 1995. Previously, he served as New York State

Superintendent of Banks from 1983 to 1985, Chairman and Chief Executive Officer of the Urban Development Corporation from 1985 to 1994, Director of Economic Development for New York State from 1987 to 1994, and Commissioner and Vice Chairman of the Port Authority of New York and New Jersey from 1991 to 1995. Mr. Tese also served as a Partner in the law firm of Tese & Tese from 1973 to 1977. He was a Partner in the Sinclair Group, a commodities trading and investment management company from 1977 to 1982, where he traded on the COMEX. He was also a co-founder of Cross Country Cable TV. Mr. Tese is a member of the boards of directors of The Bear Stearns Companies, Inc., Bowne & Co., Inc., Cablevision, Inc., Gabelli Asset Management and National Wireless Holdings, Inc., and serves as a trustee of New York University School of Law and New York Presbyterian Hospital. Mr. Tese has a B.A. degree in accounting from Pace University, a J.D. degree from Brooklyn Law School and a LL.M. degree in taxation from New York University School of Law.
Executive Officers
      Jeffrey C. Sprecher. See biography of Mr. Sprecher under “Directors”.
      Charles A. Vice. Mr. Vice, who has been our President since October 2005 and our Chief Operating Officer since July 2001, oversees our operations, including market development, customer support and business development activities. Mr. Vice has over 15 years of experience in applying information technology in the energy industry. Mr. Vice joined Continental Power Exchange, Inc. as a Marketing Director during its startup in 1994. Prior to joining Continental Power Exchange, Inc., Mr. Vice was a Principal with Energy Management Associates for five years, providing consulting services to energy firms. From 1985 to 1988, he was a Systems Analyst with Electronic Data Systems. Mr. Vice holds a Bachelor’s of Science degree in Mechanical Engineering from the University of Alabama and an MBA from Vanderbilt University.
      Richard V. Spencer. Mr. Spencer, who has been our Chief Financial Officer since December 2001, is responsible for all aspects of our finance and accounting functions, including treasury, tax, cash management and investor relations. Mr. Spencer joined us from Crossroads Investment Advisers, L.P., a venture capital and strategic private equity investment organization, where he served as President from 1998 to 2001. Previously, he was a senior vice-president with the Private Funds Group of Donaldson, Lufkin & Jenrette, or DLJ. Prior to joining DLJ, Mr. Spencer was a director with the Private Equity Group of Merrill Lynch in Atlanta. From 1990 to 1994, he oversaw the Canadian operations of First Chicago. He also worked in corporate finance, marketing and underwriting roles for Bear, Stearns and Co., Inc. and Goldman, Sachs & Co. Mr. Spencer earned his Bachelor’s Degree in Economics from Rollins College. He has also completed the Advanced Management Program at Duke University’s Fuqua School of Business.
      David S. Goone. Mr. Goone joined us in March 2001 and became our Senior Vice President, Business Development and Sales in April 2004. He is responsible for the expansion of our product line, including futures products and trading capabilities for our electronic platform. Prior to joining us, Mr. Goone served as the Managing Director, Product Development and Sales at the Chicago Mercantile Exchange where he worked for nine years. From 1989 through 1992, Mr. Goone was Vice President at Indosuez Carr Futures, where he developed institutional and corporate business. Prior to joining Indosuez, Mr. Goone worked at Chase Manhattan Bank, where he developed and managed their exchange-traded foreign currency options operation at the Chicago Mercantile Exchange. Mr. Goone holds a B.S. degree in Accountancy from the University of Illinois at Urbana-Champaign.
      Edwin D. Marcial. Mr. Marcial, who has been our Chief Technology Officer since February 2000, is responsible for all systems development and our overall technology strategy. He oversees the software design and development initiatives of our information technology professionals in the areas of project management, software development and quality assurance. Mr. Marcial joined the software development team at Continental Power Exchange, Inc. in 1996 and has 12 years of IT experience building large-scale systems in the energy industry. Prior to joining Continental Power Exchange, Inc., he led design and development teams at GE-Harris building software applications for the company’s energy management systems. Mr. Marcial earned a B.S. degree in Computer Science from the College of Engineering at the University of Florida.

      Johnathan H. Short. Mr. Short has been our Senior Vice President, General Counsel and Corporate Secretary since June 2004. In his role as General Counsel, he is responsible for managing our legal and regulatory affairs. As Corporate Secretary, he is also responsible for a variety of our corporate governance matters. Prior to joining us, Mr. Short was a partner at McKenna Long & Aldridge LLP, a national law firm with approximately 350 attorneys. Mr. Short practiced in the corporate law group of McKenna, Long & Aldridge (and its predecessor firm, Long Aldridge & Norman LLP) from November 1994 until he joined us in June 2004. From April 1991 until October 1994, he practiced in the commercial litigation department of Long Aldridge & Norman LLP. Mr. Short holds a J.D. from the University of Florida, College of Law, and a B.S. in Accounting from the University of Florida, Fisher School of Accounting.
      David J. Peniket. Mr. Peniket has been President, ICE Futures, since October 2005 and Chief Operating Officer, ICE Futures, since January 2005. Mr. Peniket is responsible for ICE Futures’ financial performance, technology and market operations, human resources, business development and regulation and risk management. Prior to assuming the role of Chief Operating Officer, Mr. Peniket served as Director of Finance of ICE Futures, a position he assumed in May 2000. Before joining ICE Futures in 1999, Mr. Peniket worked for seven years at KPMG, where he trained as an accountant and was a consultant in its financial management practice. Mr. Peniket was Research Assistant to John Cartwright MP from 1988 to 1991. He holds a B.Sc. (Econ) degree in Economics from the London School of Economics and Political Science and is a Chartered Accountant.
      Richard Ward, Ph.D. Dr. Ward has been Vice Chairman, ICE Futures, since October 2005. Prior thereto, Dr. Ward was the Chief Executive Officer of ICE Futures from 1999 to October 2005. Prior to assuming the role of Chief Executive Officer of ICE Futures, Dr. Ward served as the Executive Vice President of Business Development for ICE Futures. Before joining ICE Futures in 1995, Dr. Ward was Head of Marketing and Business Development for energy derivatives worldwide at Tradition Financial Services and was the Manager of Business Development for BP Oil Trading International. Dr. Ward currently serves as a Non-Executive Director of LCH.Clearnet Group Limited and served as a director of the Futures and Options Association until January 2005. Dr. Ward has a B.Sc. (1st Class Hons.) in Chemistry and a Ph.D. in Physical Chemistry from Exeter University.
      Dr. Ward will become a consultant to our company beginning on April 24, 2006, for a period of six months. In this capacity, he will be responsible for providing services as are requested by our chief executive officer and will be paid a monthly fee of £19,560. The consultancy agreement is terminable by either party upon one months’ prior written notice.
Board of Directors
      Our board of directors consists of eight members. Our board of directors is elected annually, and each director holds office for a one-year term.

Board Committees
      Our board of directors has an audit committee and a compensation committee. Prior to the completion of this offering, our board will also establish a nominating and corporate governance committee.
      Audit Committee. Our audit committee consists of Messrs. Salerno, Forneri and Crisp. Mr. Salerno serves as the chair of the audit committee. Mr. Salerno will be our audit committee financial expert under SEC rules and regulations. We believe that the composition of our audit committee meets the requirements for independence under current rules and regulations of the SEC and the New York Stock Exchange, and we intend to comply with future requirements to the extent they become applicable to us. Our audit committee will, among other things, oversee the engagement of our independent public accountants, review our financial statements and the scope of annual external and internal audits and consider matters relating to accounting policies and internal controls. The audit committee will be governed by a charter that complies with the rules of the SEC and the New York Stock Exchange.

      Compensation Committee. Our compensation committee consists of Ms. Sprieser and Messrs. Tese and Forneri. Ms. Sprieser serves as the chair of our compensation committee. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, current rules and regulations of the SEC and the New York Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us. The compensation committee will, among other things, review, approve and make recommendations to our board of directors concerning our compensation practices, policies and procedures for our executive officers. The compensation committee will be governed by a charter that complies with the rules of the SEC and the New York Stock Exchange.
      Nominating and Corporate Governance Committee. Upon effectiveness of this offering, our board of directors has established a nominating and corporate governance committee, which will consist of Messrs. Crisp and Tese. The nominating and corporate governance committee will, among other things, identify, nominate and recommend individuals to the board of directors and develop and recommend to the board of directors a set of corporate governance principles applicable to us. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation
      None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation
      Directors who are also our employees do not receive additional compensation for serving as directors. Non-employee directors are paid an annual retainer of $30,000, which amount may be taken as restricted shares of our common stock that vest over three years under our 2003 Restricted Stock Deferral Plan for Outside Directors. Non-employee directors receive a fee of $1,500 for attendance at each meeting of the board of directors and each committee meeting. Members of the audit committee receive a fee of $3,000 for attendance at each meeting of the audit committee. Both of these meeting fees may be taken in the form of restricted shares of our common stock that vest over three years under our 2003 Restricted Stock Deferral Plan for Outside Directors. Non-employee directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of our board of directors. Directors are eligible for grants of stock options under the 2000 Stock Option Plan and grants of restricted stock under our 2004 Restricted Stock Plan, in each case in an amount determined from time to time by our board of directors.

ICE Futures Board of Directors
      At the time of our acquisition of ICE Futures (formerly known as the International Petroleum Exchange), we committed to maintain an appropriate corporate governance structure for ICE Futures to ensure its compliance with the obligations imposed by U.K. law and the regulations applicable to it as a Recognized Investment Exchange. We agreed that ICE Futures’ board of directors should continue to have primary responsibility for ensuring this compliance, and ICE Futures agreed that it would retain at least two independent non-executive directors. We may accept nominations of possible candidates for ICE Futures’ board from a nominations committee of ICE Futures’ board of directors, comprised of its chairperson, chief executive officer, one of its non-executive, independent directors and one of its directors representative of its members. In addition, we are able to nominate and elect the board of ICE Futures Holdings Plc, and thereby, indirectly, to control the management of ICE Futures. ICE Futures’ board of directors operates in accordance with a code of practice that ICE Futures adopted in April 2000. The code of practice, which is not legally binding, provides for consultation with market participants on various matters.

Executive Compensation
      The following table sets forth all compensation paid by us for each of the years ended December 31, 2004, 2003 and 2002 to our chief executive officer and our five most highly compensated executive officers other than our chief executive officer who were serving as executive officers at the end of the last fiscal year. We refer to these individuals as the named executive officers elsewhere in this prospectus.
Summary Compensation Table

	Annual Compensation				Long-Term Compensation

					Awards(1)		Payouts

						Securities
					Restricted	Underlying	LTIP	All Other
Name and Principal				Other Annual	Stock Unit	Options/	Payouts	Compen-
Position	Year	Salary ($)	Bonus ($)	Compensation ($)	Awards ($)(2)	SARs (#)	($)	sation ($)

Jeffrey C. Sprecher	2004	603,750	431,681	421,498	3,533,400	—	—	21,236
Chairman and Chief	2003	603,750	333,572	246,749	—	225,000	—	21,268
Executive Officer(3)	2002	500,000	560,625	309,664	—	—	—	20,991
Charles A. Vice	2004	420,000	231,000	—	1,500,000	—	—	16,949
President and Chief	2003	420,000	178,500	—	—	108,050	—	10,000
Operating Officer(4)	2002	366,667	300,000	—	—	—	—	10,000
Richard V. Spencer	2004	420,000	231,000	—	1,500,000	—	—	18,263
SVP, Chief Financial	2003	420,000	178,500	—	—	108,050	—	10,000
Officer(5)	2002	304,615	500,000	—	—	—	—	10,000
Dr. Richard Ward	2004	448,252	190,507	—	670,000	—	—	89,650
Vice Chairman,	2003	400,355	170,151	—	—	57,837	—	80,071
ICE Futures(6)	2002	354,169	141,667	—	—	—	—	70,834
David S. Goone	2004	338,000	185,900	—	930,000	—	—	16,152
SVP, Business	2003	338,000	143,650	—	—	82,625	—	10,000
Development & Sales(7)	2002	314,230	243,750	—	—	—	—	10,000
Edwin D. Marcial	2004	350,000	192,500	—	1,250,000	—	—	14,621
SVP, Chief	2003	350,000	148,750	—	—	82,625	—	10,000
Technology Officer(8)	2002	300,000	243,750	—	—	—	—	10,000

(1)	The long-term compensation awards have been adjusted to give effect to the 1 for 4 reverse stock split of the Class A common stock, which will become effective immediately prior to the completion of this offering, and new common stock will be substituted for Class A common stock underlying the awards.

(2)	Restricted stock units were the only awards granted to the named executive officers between 2002 and 2004, and were granted at a fair market value of $8.00 per share as determined by our board of directors primarily based on a valuation performed by an independent third party. Of the shares, 50% are time-vesting shares that vest over four years (25% after one year and the balance vesting ratably over the remaining 36 months), and the other 50% of the shares are performance-vesting shares that vest based on the achievement of cumulative earnings before interest, taxes, depreciation and amortization performance vs. pre-established targets between 2005 and 2007.

(3)	Effective as of January 1, 2005, Mr. Sprecher’s annual salary was increased from $603,750 to $675,750 in conjunction with the elimination of his $72,000 annual housing/ travel allowance. Other annual compensation includes loan forgiveness and related gross up of tax allowance amount (Continental Power Exchange, Inc.’s portion of LLC tax liability) of $349,498 in 2004 ($201,136 plus gross up of $148,362), $174,749 in 2003 ($100,568 plus gross up of $74,181) and $185,664 in 2002 ($100,568 plus gross up of $85,096) and payment of an Atlanta housing and travel allowance ($72,000 in 2004, $72,000 in 2003 and $124,000 in 2002). All other compensation includes payment of an individual disability income policy ($8,988 in 2004, $9,478 in 2003 and $9,201 in 2002), payment of a term life insurance policy ($1,998 in 2004, $1,790 in 2003 and $1,790 in 2002) and the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002).

(4)	All other compensation for Mr. Vice includes the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002), payment of an individual disability income policy ($5,822 in 2004) and payment of a term life insurance policy ($877 in 2004).

(5)	Mr. Spencer’s 2002 bonus is comprised of a signing bonus ($200,000) and a year-end performance bonus ($300,000). All other compensation includes the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002), payment of an individual disability income policy ($6,134 in 2004) and payment of a term life insurance policy ($1,879 in 2004).

(6)	All figures for Dr. Ward have been converted to U.S. dollars using the average exchange rate of pounds sterling per U.S. dollar in each year (1.8296 pounds sterling per U.S. dollar in 2004, 1.6341 in 2003 and 1.5071 in 2002). All other compensation includes a pension contribution of 20% of salary.

(7)	In March 2005, the compensation committee approved a salary increase for Mr. Goone from $338,000 to $400,000 per year, effective as of January 1, 2005. All other compensation for Mr. Goone includes the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002), payment of an individual disability income policy ($5,072 in 2004) and payment of a term life insurance policy ($830 in 2004).

(8)	All other compensation for Mr. Marcial includes the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002), payment of an individual disability income policy ($3,946 in 2004) and payment of a term life insurance policy ($425 in 2004).
Employment Agreements and Benefit Plans
      We have entered into employment agreements with each of Messrs. Sprecher, Spencer, Vice, Marcial, Goone and Short. Below are summaries of the material provisions of these agreements, which are qualified in their entirety by reference to the respective agreements. We expect to enter into an employment agreement with Mr. Peniket in connection with his appointment as President and Chief Operating Officer of ICE Futures. In connection with Dr. Ward’s resignation as Chief Executive Officer of ICE Futures and his appointment as Vice Chairman, we have entered into an agreement with Dr. Ward, which is described below under “— Ward Letter Agreement” and is qualified in its entirety by reference to the agreement.

Term of Employment
      Each agreement provides for an initial employment term of two or three years, depending on the employee. The term of each agreement will be automatically extended every six months unless either we or the employee, prior to the date of extension, give written notice to the other that there will be no extension. The extension will be for a term equal to the initial term — that is, two or three years, depending on the employee. The effect of this provision is to ensure that the term remaining under any of these agreements is never more than six months less than the initial term. The initial term is three years for Messrs. Sprecher, Spencer and Vice, and two years for Messrs. Goone, Marcial and Short.

Compensation
      Each employment agreement provides for an initial annual base salary. See “— Executive Compensation” above. Each of these employees is also eligible to receive an annual bonus and to receive from time to time grants of awards under our 2000 Stock Option Plan and 2004 Restricted Stock Plan, in each case as set by the compensation committee of our board of directors or by our board of directors as a whole.

Termination
      If we terminate an employee for “cause”, as such term is defined below, or any such employee resigns other than for “good reason”, as such term is defined below, we must pay the employee, among other benefits, all accrued but unpaid salary, annual bonus, if any, and unreimbursed expenses. In the event that we terminate any employee other than for cause or the employee resigns for good reason, we must compensate the employee as follows:
      Termination Following a Change in Control. If the termination occurs after the effective date of a change in control of us, we must pay the employee a lump sum amount of cash equal to a multiple of his salary and bonus. This multiple is three for Messrs. Sprecher, Spencer and Vice, and two for Messrs. Goone, Marcial

and Short. In these circumstances, the applicable bonus amount will be the greater of the employee’s last annual bonus and the employee’s target bonus, as previously determined by the board, for the year in which the employee is terminated. We will also provide gross up payments to the terminated employee as necessary to compensate him for liability for certain excise taxes that may become due as a result of payments called for under the employment agreement.
      An employee terminated following, or as a result of, a change in control will be entitled to exercise his stock options that had been granted after entering into the employment agreement for the same period as if the employee had continued in employment through the remainder of his term. All of the employee’s stock options granted after the date of the employment agreement will become exercisable upon the executive’s termination.
      Termination Unrelated to a Change in Control. If the termination of an employee is unrelated to a change in control, we must continue to pay his salary and bonus for the remainder of the employment term, over time as it would normally be paid, with the bonus so paid equal to the greater of the last annual bonus paid to him prior to termination and his target bonus for the applicable year. In addition, any stock options granted after the date of the applicable employment agreement will become exercisable upon the employee’s termination.
      “Cause”, as used in the employment agreements, generally means: (1) the employee is convicted of, pleads guilty to, or otherwise admits to any felony or act of fraud, misappropriation or embezzlement; (2) the employee knowingly engages or fails to engage in any act or course of conduct that is (a) reasonably likely to adversely affect our rights or qualification under applicable laws, rules or regulations to serve as an exchange or other form of a marketplace for trading commodities or (b) that violates the rules of any exchange or market on which we effect trades (or at such time are actively contemplating effecting trades) and is reasonably likely to lead to a denial of our right or qualification to effect trades on such exchange or market; (3) there is any act or omission by the employee involving malfeasance or gross negligence in the performance of his duties and responsibilities or the exercise of his powers to the material detriment of us; or (4) the employee (a) breaches any of the covenants made under his employment agreement or (b) violates any provision of any code of conduct adopted by us that applies to him if the consequence to such violation ordinarily would be a termination of his employment.
      “Good reason” generally means: (1) there is a material reduction or, after a change in control, any reduction, in the employee’s base salary or opportunity to receive any annual bonus and stock option grants without the employee’s express written consent; (2) there is a material reduction or, after a change in control, any reduction in the scope, importance or prestige of the employee’s duties; (3) we transfer the employee’s primary work site to a site that is more than thirty miles from his then current work site; (4) we, after a change in control change the employee’s job title or fail to continue to make available to the employee the same or equivalent plans, programs and policies; (5) there is a material breach or, after a change in control, any breach of his employment agreement; or (6) we fail to nominate the employee for re-election to our board of directors (in the case of Mr. Sprecher).
  Exclusivity
      Each employment agreement permits the employee to serve on the board of directors of those business, civic and charitable organizations on which he was serving on the date that we signed his employment agreement, as long as doing so has no significant and adverse effect on the performance of his duties and responsibilities or the exercise of his powers under his employment agreement. Each employee is not permitted, however, to serve on any other boards of directors and shall not provide services to any for-profit organization on or after the date that we signed his employment agreement without the written consent of the chair of the compensation committee of our board of directors (in the case of Messrs. Sprecher, Spencer and Vice) or our chief executive officer (in the case of Messrs. Short, Goone and Marcial).

  Non-competition
      Each employee agrees under his employment agreement that for the term of his employment agreement or, if less, for the one-year period which starts on the date that his employment terminates, not to assume or perform any managerial or supervisory responsibilities and duties that are substantially the same as those that he performs for us for any other business entity that engages in any business-to-business electronic exchange for trading commodities in which we are engaged as of the date of termination of the employee’s employment or in which we propose to engage under our business plan as in effect on such date, if any site of any of the offices or equipment of such competitive business is located in the United States, Canada, Mexico, Central America, South America or in any country that is a member of the European Union. The employment agreements of Messrs. Goone, Marcial, Short, Spencer and Vice provide that they may own up to five percent of the stock of a publicly traded company that engages in such competitive business so long as they are only passive investors and are not actively involved in such company in any way.
  Non-solicitation
      Each employee is restricted from soliciting, for the purpose of competing with us or our affiliates, any of our customers or customers of our affiliates with whom the employee had contact, knowledge or association at any time during the employee’s employment with us or our affiliates (1) at any time during the employee’s employment with us or our affiliates and (2) at any time during the twenty-four month period immediately preceding the beginning of the “restricted period.” “Restricted period” means the remainder of the employee’s term of employment without regard to the reason for the employee’s termination of employment (as such initial term may have been extended under the agreement).
      Each employee is restricted from soliciting, for the purpose of competing with us or our affiliates, any other officer, employee or independent contractor of us or our affiliates with whom the employee had contact, knowledge or association to terminate his or her employment or business relationship with us or our affiliates (1) at any time during the employee’s employment with us or our affiliates and (2) at any time during the twelve month period immediately preceding the beginning of the “restricted period.”
  Bonuses
      Each employee is eligible, under his employment agreement, to receive an annual bonus each year that is reasonable in light of his contribution for that year in relation to the contributions made and bonuses paid to other senior company executives for such year.

Other Provisions
      Each of the employees named above is subject to customary confidentiality provisions during the term of employment and for a specified period after termination, and each must not use or disclose any of our trade secrets for as long as they remain trade secrets.

Ward Letter Agreement
      In connection with his desire to resign from his position as Chief Executive Officer of ICE Futures, we entered into a letter agreement with Dr. Ward on October 24, 2005 under which he has agreed to serve as Vice Chairman of ICE Futures until April 24, 2006 (subject to acceleration as provided in the agreement). After conclusion of his service as Vice Chairman on April 24, 2006, Dr. Ward has agreed to make his services available to us under a consulting arrangement described above under “— Executive Officers”. As Vice Chairman, Dr. Ward is responsible for transitioning the duties and relationships of the Chief Executive Officer of ICE Futures and for performing such other duties as we may request.
      Under our agreement with Dr. Ward, we will pay Dr. Ward a salary of £245,000 per annum until his termination date and a performance-related bonus for 2005 of £134,750. We will also pay Dr. Ward an additional amount of £122,500 as of the termination date. In addition, Dr. Ward has been granted 21,250 fully vested restricted stock units under the 2004 Restricted Stock Plan in connection with the letter agreement.

Dr. Ward is not eligible to receive further grants of options under the 2000 Stock Option Plan, and he will not be entitled to accelerate vesting of options or awards if his employment is terminated in connection with a change of control.
      Dr. Ward agrees not to undertake any other employment or engage in any other business or occupation during the term of his employment without our prior written consent. Dr. Ward is also restricted, for a period of six months following the termination date of his employment, from being employed or engaged or having an interest in the trading of energy futures products in a business in England that is or is about to be primarily engaged in the business of trading energy futures products; provided, however, that Dr. Ward may own up to three percent of the total issued share capital of any such company.
      Dr. Ward is also restricted, for a period of six months following the termination of his employment, from soliciting or enticing away (i) any person or entity that is or was a client of ours at any time within the 12-month period preceding Dr. Ward’s termination and with whom Dr. Ward had business dealings during the course of his employment in such period, and (ii) any director or managerial, executive or technical employee with whom Dr. Ward had business dealings during the course of Dr. Ward’s employment in the 12-month period preceding Dr. Ward’s termination. Dr. Ward is also subject to confidentiality provisions during the term of his employment and, where applicable, beyond termination.

Benefit Plans
      Our U.S. employees are eligible to participate in our 401(k) and Profit Sharing Plan, which was implemented on October 1, 2001. We offer to match 100% of the first 5% of the eligible employee’s compensation contributed to the plan, subject to plan and statutory limits. Total matching contributions under our plans for the nine months ended September 30, 2005 were $327,000 and for the years ended December 31, 2004, 2003 and 2002 were $617,000, $556,000 and $473,000, respectively. No discretionary or profit sharing contributions were made during the nine months ended September 30, 2005 or during the years ended December 31, 2004, 2003 or 2002.
      Our U.K.-based subsidiaries have a defined contribution pension plan for eligible employees. We contribute a percentage of the employee’s base salary to the plan each month and employees are able to make additional voluntary contributions, subject to plan and statutory limits. Our contributions range from 10% to 20% of an employee’s base salary. Total pension contributions made by us under this plan for the nine months ended September 30, 2005 were $674,000 and for the years ended December 31, 2004, 2003 and 2002 were $789,000, $750,000 and $617,000, respectively.

2000 Stock Option Plan
      We adopted the 2000 Stock Option Plan for the purposes of attracting, retaining and rewarding our employees and directors. Prior to the completion of this offering, our board of directors will amend the plan to take into account the recapitalization by giving effect to the 1 for 4 reverse stock split of the Class A common stock (and related adjustments) and the substitution of new common stock for Class A2 common stock authorized for issuance under the plan. Giving effect to the reverse stock split, the 2000 Stock Option Plan authorizes the issuance of up to 5,250,000 shares of Class A2 common stock upon the exercise of options under the plan. Both incentive and nonqualified options may be granted under and generally vest over four years. Options may be exercised up to ten years after the date of grant, but generally expire 14 days after termination of employment or service as a director.
      In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by us, the compensation committee will conclusively determine the adjustment to the number of shares covered by the 2000 Stock Option Plan, the number of shares covered by each outstanding option and the exercise price of each option.

      In connection with our June 2001 reorganization, our board of directors effected a 2.841 for 1 split of the options outstanding under the 2000 Stock Option Plan on June 15, 2001. All references to the number of shares and stock options have been adjusted to reflect the stock split on a retroactive basis.
      Eligibility. Options may be granted to any individual employed by us, within the meaning of Section 3401 of the Internal Revenue Code of 1986, or to any of our directors, as the compensation committee may determine.
      Administration. The compensation committee administers the 2000 Stock Option Plan. The compensation committee has the authority to interpret and construe the plan, grant options and determine who will receive options and the number of shares to be granted subject to exercise of options issued under the plan. All determinations of the compensation committee with respect to the interpretation and construction of the 2000 Stock Option Plan are final.
      Nonassignability. Options may be exercised only by the grantee and may not be assigned or transferred during the grantee’s lifetime.
      Restrictions on Shares Acquired. In connection with an underwritten registered offering of any of our securities, we may require that optionees not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction having the same economic effect as a sale with respect to any shares or other securities of our company held by the optionee, for a period of time specified by the underwriters (not to exceed 12 months) following the effective date of registration.
      Amendment; Termination. The board of directors may terminate or amend the 2000 Stock Option Plan, except that no such termination or amendment may increase the number of shares subject to the 2000 Stock Option Plan or change the class of individuals eligible to receive options without the approval of our shareholders. In addition, no amendment may, without the grantee’s consent, materially adversely affect a previously granted option.

2003 Restricted Stock Deferral Plan for Outside Directors
      We adopted the 2003 Restricted Stock Deferral Plan for Outside Directors, or the 2003 Directors Plan, for the purpose of attracting and retaining outside directors. Under the 2003 Directors Plan, members of the board of directors can elect to receive up to 100% of their retainer and meeting fees in restricted stock or restricted stock units. Shares of restricted stock will be issued, or restricted stock units will be credited, as of the end of each calendar quarter with respect to retainer and meeting fees otherwise payable in that quarter. The restricted stock or restricted stock units generally vest over a three-year period, and one-third of the shares will vest each year on the anniversary of the end of the calendar quarter when fees were payable.
      Reservation of shares. The 2003 Directors Plan provides that the compensation committee will reserve a number of our shares sufficient to cover our obligations under the 2003 Directors Plan for issuance to eligible grantees in lieu of fees otherwise payable in cash.
      In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by us, the compensation committee will conclusively determine the adjustment to the number of unissued shares of restricted stock or the number of restricted stock units. Prior to the completion of this offering, our board of directors will amend the plan to take into account the recapitalization by giving effect to the 1 for 4 reverse stock split of the Class A common stock (and related adjustments) and the substitution of new common stock for Class A2 common stock. On October 24, 2005, the board approved an amendment to the plan to authorize the issuance of up to an aggregate of 250,000 shares of new common stock, which will be the maximum number of shares that may be issued pursuant to past or future awards granted under the plan.
      Eligibility. Restricted stock may be issued, or restricted units credited, to any member of the board of directors who is not a full-time employee of our company.

      Administration. The compensation committee administers the 2003 Directors Plan. The compensation committee has the authority to interpret and construe the 2003 Directors Plan, and all such determinations are final.
      Nonassignability. Restricted stock issued under the 2003 Directors Plan is not transferable and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of at any time prior to the vesting of such shares. The right to receive payments with respect to restricted stock units is generally not assignable or transferable.
      Restrictions on Shares Issued. In connection with an underwritten registered offering of any of our securities, we may require that eligible directors not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction having the same economic effect as a sale with respect to any shares or other securities of our company held by the director, for a period of time specified by the underwriters (not to exceed 12 months) following the effective date of registration.
      Amendment; Termination. The board of directors may at any time terminate or amend the 2003 Directors Plan. No such termination or amendment may adversely affect any outstanding restricted stock or restricted stock units.

2004 Restricted Stock Plan
      In September 2004, we adopted the 2004 Restricted Stock Plan. The purpose of the 2004 Restricted Stock Plan is to attract, retain and reward individuals performing services for us.
      Type of Awards. The 2004 Restricted Stock Plan allows us to issue awards of restricted stock or restricted stock units that convert into shares of our stock. Prior to the completion of this offering, our board of directors will amend the plan to take into account the recapitalization by giving effect to the 1 for 4 reverse stock split of the Class A common stock (and related adjustments) and the substitution of new common stock for Class A2 common stock. On October 24, 2005, the board approved an amendment to the plan to authorize the issuance of up to an aggregate of 1,475,000 shares of new common stock, which will be the maximum number of shares that may be issued pursuant to past or future awards granted under the plan.
      In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by us, the compensation committee will conclusively determine the adjustment to the number of shares covered by each outstanding award.
      Eligibility. Awards may be made at the sole discretion of the compensation committee to any of our employees that are members of a select group of management or highly compensated employees within the meaning of Sections 201(1), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, or to any of our directors.
      Vesting may be time-based or performance-based. Vesting may be accelerated by events such as a change in control, an initial public offering, or a sale of our company or of substantially all of our assets, but may not be deferred for more than ten years.
      Administration. The compensation committee administers the 2004 Restricted Stock Plan. The compensation committee has the authority to interpret and construe the plan, grant awards and determine who will receive awards and in what amounts. The determination of the compensation committee with respect to the interpretation and construction of the 2004 Restricted Stock Plan is final.
      Nonassignability. Awards under the 2004 Restricted Stock Plan are not assignable or transferable during the lifetime of the grantee.
      Restrictions on Shares Issued. In connection with an underwritten registered offering of any of our securities, we may require that eligible directors not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction having the same economic effect as a sale with respect to any shares or other securities of our company held by the grantee, for a period of time specified by the underwriters (not to exceed 12 months) following the effective date of registration.
      Amendment; Termination. The board of directors may, with respect to shares at the time not subject to awards, terminate or amend the plan. No such termination or amendment may, without the grantee’s consent, materially adversely affect a previously granted award.

2005 Equity Incentive Plan
      The 2005 Equity Incentive Plan was adopted by our board of directors in April 2005 and was approved by our shareholders in June 2005. The purpose of the 2005 Equity Incentive Plan is to attract, retain and reward individuals performing services for us and to motivate those individuals to contribute to the growth and profitability of our business. The 2005 Equity Incentive Plan will terminate on the tenth anniversary of its adoption.
      Type of Awards. The 2005 Equity Incentive Plan allows us to grant incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units.
      The maximum number of shares that may be issued pursuant to awards granted under the 2005 Equity Incentive Plan is 2,125,000, subject to certain adjustments. The maximum number of shares with respect to which options or stock appreciation rights may be granted during any calendar year to any grantee is 250,000 (or 500,000 for an individual hired on or after the date of the plan’s adoption), and the maximum number of shares with respect to which restricted stock or restricted stock units may by granted during any calendar year to any grantee is 125,000 (or 250,000 for an individual hired on or after the date of the plan’s adoption). Prior to the completion of this offering, our board of directors will amend the plan to take into account the recapitalization by substituting new common stock for Class A2 common stock.
      For incentive stock options and nonstatutory stock options that are intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, the exercise price may not be less than 100% of the fair market value of the underlying shares as of the grant date. If the aggregate fair market value of shares as of the date of grant with respect to which incentive stock options are exercisable by an individual during a calendar year exceeds $100,000, then the option will be treated as a nonstatutory stock option. Incentive stock options granted to an individual who owns more than 10% of the combined voting power of all classes of stock of our company expire five years after the date of grant and must have an exercise price of at least 110% of the fair market value of a share as of the date of grant.
      Options granted under our 2005 Equity Incentive Plan may be exercised by payment in cash or cash equivalent, by the tender of shares owned by the exercising party or cashless exercise.
      In the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, separation, liquidation or other change in the corporate structure or capitalization affecting the shares, the compensation committee of the board of directors will conclusively determine the adjustment in the kind, exercise price (or purchase price, if applicable), and number of shares that are subject to awards, provided that adjustments to options or stock appreciation rights must comply with Section 424 of the Internal Revenue Code of 1986.
      Eligibility. Awards may be granted to any employee, consultant or director of our company, as selected in the sole discretion of the committee administering the 2005 Equity Incentive Plan.
      Vesting of awards may be time-based or performance-based. In the case of options and stock appreciation rights, if employment is terminated for any reason other than for cause, the grantee may exercise vested awards for a period of three months after the date of termination. If employment is terminated for cause, the awards will terminate immediately. If employment is terminated for any or no reason, shares that have not vested may be repurchased by us at the lesser of the original exercise price or the shares’ fair market value. In the case of restricted stock and restricted stock units, if employment is terminated during the applicable restricted period as defined in the 2005 Equity Incentive Plan, any unvested shares of restricted stock and restricted stock units will be forfeited and we will pay the grantee $0.01 for each unvested share of restricted stock.

      In the event of a change in control as defined in the 2005 Equity Incentive Plan, outstanding awards will become fully vested and exercisable if the surviving corporation does not assume our rights and obligations with respect to outstanding awards or does not substitute for substantially equivalent awards. Options and stock appreciation rights that are not assumed or substituted for by the surviving corporation and that are not exercised as of the date of the change in control will terminate and cease to be outstanding. Shares that have not previously been issued under restricted stock or restricted stock units and that are not assumed or substituted for by the surviving corporation will be issued. The 2005 Equity Incentive Plan also provides that issuance or payment of restricted stock and restricted stock units may be accelerated by an initial public offering of our company.
      Administration. The 2005 Equity Incentive Plan is administered by a committee consisting of two or more members of our board of directors, each of whom is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. The committee’s composition will also comply with the rules of the New York Stock Exchange. The committee has the authority to determine who will be granted awards, the number of shares granted subject to such awards and all matters relating to the administration of the plan. The determination of the committee with respect to the interpretation and application of the 2005 Equity Incentive Plan is final. The committee may only grant awards that either comply with the requirements of Section 409A of the Internal Revenue Code of 1986 or do not result in the deferral of compensation within the meaning of Section 409A.
      Nonassignability. Awards may be exercised only by the grantee and generally may not be assigned or transferred during the grantee’s lifetime.
      Restrictions on Shares Issued. In connection with the first underwritten registration of the offering of any of our securities, we may require that the grantee not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction having the same economic effect as a sale with respect to any shares or other securities of our company held by the grantee, for a period of time specified by the underwriters (not to exceed 12 months) following the effective date of registration.
      Amendment; Termination. The board of directors may at any time amend or terminate the 2005 Equity Incentive Plan, subject to shareholder approval of certain amendments. No such amendment or termination may impair the rights of any grantee unless mutually agreed otherwise between the committee and the grantee.

Option Grants in the Last Fiscal Year
      There were no options to purchase our stock granted to our named executive officers during the year ended December 31, 2004.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year End Option Values
      The following table contains information with respect to options exercised during the year ended December 31, 2004 and the value of unexercised options held by our named executive officers as of December 31, 2004.
Aggregated Option Exercises in 2004
and 2004 Year End Option Values

			Number of Securities
	Number of		Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-the-Money Options at
	Acquired on	Value	Fiscal Year-End(1)		Fiscal Year-End(2)
	Exercise	Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey C. Sprecher(3)	—	—	162,787	168,750	$404,843	$—
Charles A. Vice(4)	—	—	62,525	81,037	134,948	—
Richard V. Spencer	—	—	27,012	81,037	—	—
Dr. Richard Ward	—	—	14,459	43,378	—	—
David S. Goone	—	—	53,949	64,188	31,961	2,131
Edwin D. Marcial(5)	—	—	56,168	61,968	134,948	—

(1)	The number of securities underlying unexercised options has been adjusted to give effect to the 1 for 4 reverse stock split of the Class A common stock, which will become effective immediately prior to the completion of this offering.

(2)	The value of unexercised in-the-money options at fiscal year-end was calculated by multiplying the number of securities underlying unexercised options at fiscal year-end by the difference between $8.00 (the fair value as of December 31, 2004 as determined by the board of directors) and the strike price (between $4.20 and $8.00) of the option.

(3)	Mr. Sprecher is the controlling shareholder of Continental Power Exchange, Inc., which holds 2,406,935 of our common shares. Pursuant to the Continental Power Exchange, Inc. Stock Option Plan, Continental Power Exchange, Inc. granted options on shares that it owned to eight employees, two of whom (Messrs. Vice and Marcial) are current executive officers of our company. As of December 31, 2004, there were options on 292,511 shares of our stock owned by Continental Power Exchange, Inc. under the Continental Power Exchange, Inc. Stock Option Plan. Based on the fair market value of $8.00 per share as of December 31, 2004 as determined by our board of directors, the total value of Continental Power Exchange, Inc.’s shares in our company is $19.9 million, and the value of the unexercised in-the-money Continental Power Exchange, Inc. options (which are exercised against the outstanding Continental Power Exchange, Inc. shares) is $1.9 million.

(4)	Mr. Vice also holds options exercisable for 144,222 of our common shares held by Continental Power Exchange, Inc. pursuant to the Continental Power Exchange, Inc. Stock Option Plan. Based on the fair market value of $8.00 per share as of December 31, 2004 as determined by our board of directors, the value of the unexercised in-the-money Continental Power Exchange, Inc. options (which are exercised against the outstanding Continental Power Exchange, Inc. shares) is $1.0 million. These options may be exercised by payment to Continental Power Exchange, Inc. and will have no effect on the dilution of our common stock. In connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan and the cancellation of all outstanding and vested options under the plan, Mr. Vice will receive a cash payment from Continental Power Exchange, Inc. for canceling his options under the plan equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in this offering of 144,222 shares of common stock underlying these options, less (ii) the aggregate exercise price of these options, less (iii) applicable Federal and state withholding taxes. See “Principal and Selling Shareholders”.

(5)	Mr. Marcial also holds options exercisable for 36,055 of our common shares held by Continental Power Exchange, Inc. pursuant to the Continental Power Exchange, Inc. Stock Option Plan. Based on the fair market value of $8.00 per share as of December 31, 2004 as determined by our board of directors, the value of the unexercised in-the-money Continental Power Exchange, Inc. options (which are exercised against the outstanding Continental Power Exchange, Inc. shares) is $250,944. These options may be exercised by payment to Continental Power Exchange, Inc. and will have no effect on the dilution of our common stock. In connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan and the cancellation of all outstanding and vested options under the plan, Mr. Marcial will receive a cash payment from Continental Power Exchange, Inc. for canceling his options under the plan equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in this offering of 36,055 shares of common stock underlying these options, less (ii) the aggregate exercise price of these options, less (iii) applicable Federal and state withholding taxes. See “Principal and Selling Shareholders”.
Limitation of Liability and Indemnification of Officers and Directors
      Our charter generally provides that our directors will not be liable to us or to our shareholders for breach of a fiduciary duty. Our bylaws generally provide for indemnification against all losses actually incurred by directors and senior officers in connection with any action, suit or proceeding relating to their position as a director or senior officer. These provisions of our charter and bylaws are discussed further under the heading “Description of Capital Stock — Limitation of Liability and Indemnification Matters”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Our Formation/Original Investment
      In May 2000, our Initial Shareholders entered into a limited liability company operating agreement, which specified the equity interests in our business of each Initial Shareholder, MHC Investment Company and Continental Power Exchange, Inc. The Initial Shareholders also each agreed to enter into order flow agreements with us, as discussed below. In consideration of its equity interest, Continental Power Exchange, Inc. contributed all of its assets, including software, operational know-how and intellectual property, and liabilities to us. Our chief executive officer, Mr. Sprecher, owns substantially all of the equity of Continental Power Exchange, Inc., with the remaining equity owned by members of Mr. Sprecher’s family. MHC Investment Company issued a perpetual, royalty-free license to use a patent related to trading in electrical energy, and Morgan Stanley Capital Group Inc. and The Goldman Sachs Group, Inc. agreed to execute a term loan agreement, as discussed below.
      In November 2000, the limited liability company operating agreement was amended and restated to provide an additional equity interest to the Gas and Power Firms, representing an aggregate 32% interest in our business. In exchange for this equity interest, the Gas and Power Firms agreed to make an aggregate cash payment of $30.0 million in three installments: $10.0 million upon issuance of the new equity interests and two additional payments of $10.0 million payable when our electronic platform became substantially operational with respect to North American natural gas and power products. In April 2001, the Gas and Power Firms advanced the remaining $20.0 million to fulfill their agreement. The Gas and Power Firms also entered into order flow agreements with us, as discussed below.
Relationships with Our Initial Shareholders

Continental Power Exchange, Inc. Stock Option Plan
      Four of our executives and employees hold options that were granted between 1998 and 1999 under the Continental Power Exchange, Inc. Stock Option Plan. These option holders include our president and chief operating officer and our chief technology officer. These options give the option holder the right to purchase shares of our common stock from Continental Power Exchange, Inc., and are fully vested. The exercise price for these options ranges from $1.04 to $1.72 per share. In total, there are 209,122 options outstanding under the Continental Power Exchange, Inc. Stock Option Plan, which could be exercised against Continental Power Exchange, Inc.’s total equity stake in our business of 2,406,935 shares. In connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan, Continental Power Exchange, Inc. intends to sell 209,122 shares of common stock in this offering representing all shares of our common stock underlying these outstanding and vested options. As part of each holder’s agreement to terminate the Stock Option Plan and cancel all of their outstanding and vested options, Continental Power Exchange, Inc. will pay each holder an amount equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in this offering of the respective number of shares of common stock underlying such holder’s options, less (ii) the aggregate exercise price of such holder’s respective options, less (iii) applicable Federal and state withholding taxes. Continental Power Exchange, Inc. will make such payment to the holder within seven business days of the closing date of this offering. See “Principal and Selling Shareholders”.

Continental Power Exchange, Inc. Put Agreement
      As a part of the transactions surrounding our formation as described in “— Our Formation/Original Investment”, we entered into an agreement with our predecessor company, Continental Power Exchange, Inc., on May 11, 2000. Our chief executive officer, Mr. Sprecher, owned then and continues to own substantially all the equity interests in Continental Power Exchange, Inc. Pursuant to the agreement, Continental Power Exchange, Inc. conveyed all of its assets and liabilities to us. These assets included intellectual property that we used to develop our electronic platform. In return, we issued to Continental Power Exchange, Inc. a 7.2% equity interest in our business and we agreed to give Continental Power Exchange, Inc. a put option, by which

Continental Power Exchange, Inc. could require us to buy its equity interest in our business at the purchase price described below, payable in cash. Upon the closing of this offering, Continental Power Exchange, Inc.’s equity interest in our business will consist of approximately 4.0% of our outstanding common stock. Under this put option, the purchase price of the Continental Power Exchange, Inc. equity interest equals either its fair market value or $5 million, whichever is greater.
      In connection with this offering, in October 2005 we entered an agreement with Continental Power Exchange, Inc. and Mr. Sprecher to terminate the put option upon the closing of this offering. In connection with the termination of the put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc. pursuant to which we may be obligated to pay the expenses of registration of such shares, including underwriting discounts up to a maximum of $4.5 million. See “— Relationships with Certain Shareholders — Registration Rights” and “Shares Eligible for Future Sale — Additional Shares that May be Registered”.
      Mr. Sprecher currently owns 92.5% of the equity interest in Continental Power Exchange, Inc. and holds an irrevocable proxy enabling him to vote the remaining 7.5%. Continental Power Exchange, Inc. currently has no assets other than its equity interest in IntercontinentalExchange, Inc. and conducts no operations.

Term Loan Agreement
      As part of the transactions surrounding our formation as described in “— Our Formation/ Original Investment”, on May 11, 2000 we entered into a term loan agreement with Goldman Sachs Credit Partners L.P., an affiliate of The Goldman Sachs Group, Inc., and Morgan Stanley Capital Group Inc., two of our Initial Shareholders that are affiliated with the lead underwriters of this offering. The agreement provided that we could borrow an aggregate principal amount of up to $20.0 million, or up to $10.0 million from each lender, in two term loans, with each lender advancing one half of the amount borrowed under each loan. The first term loan was to expire on May 10, 2002 and the second term loan was to expire on September 8, 2002. On May 8, 2002, we amended the term loan agreement to provide that such loans would mature on the earlier of November 11, 2002, or the fifth day after the closing of an initial public offering of our stock. These loans bore interest at the one-month LIBOR rate, with interest to be compounded monthly and paid on the maturity date. We borrowed $16.1 million under the term loan agreement in 2000, and the entire amount, including accrued interest, of $16.5 million was paid off in 2002. The term loan expired on November 11, 2002, all liens associated with the loans have been released and we have no obligations outstanding with respect to these loans.

Other
      From time to time, we have received investment banking services from Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., the lead underwriters of this offering and each an affiliate of one of our Initial Shareholders. From time to time, we have also received consulting services from Goldman, Sachs & Co. and have entered into several foreign exchange forward contracts with Morgan Stanley Capital Group Inc. In the current fiscal year, we have paid Morgan Stanley & Co. Incorporated $500,000 in financial advisory fees. In connection with the foreign exchange contracts, we paid Morgan Stanley & Co. Incorporated $1.2 million and $353,000 for the nine months ended September 30, 2005 and for the year ended December 31, 2004, respectively.
      In connection with our launch of our electronic trade confirmation service in April 2002, we entered into promotional services agreements with J. Aron & Company, an affiliate of The Goldman Sachs Group, Inc., and Morgan Stanley Capital Group Inc., two of our Initial Shareholders that are also affiliated with the lead underwriters of this offering, and the Gas and Power Firms. These agreements provided that these signatories would receive discount rates for use of our electronic trade confirmation service through November 2003, and have since expired. No firm commitments to use this service were made in these agreements.

Relationships with Certain Shareholders

Order Flow Agreements
      We were a party to the following order flow agreements with our Initial Shareholders, the Gas and Power Firms and other market participants:

•	Global Precious Metals — Under these order flow agreements, the following shareholders (or affiliates of such shareholders) were each obligated to execute trades in global precious metals products on our electronic platform covering 15 million gold ounce equivalents per year: DB Structured Products, Inc. (formerly known as Deutsche Bank Sharps Pixley Inc.), The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc. and Société Générale Financial Corporation, each of which is one of our Initial Shareholders. The order flow commitments for global precious metals trading became effective in September 2000 and expired in August 2002. Under the terms of the order flow agreements, in the event that these shareholders failed to meet the minimum volume of transactions specified in the agreements, they were billed for the difference between the minimum commitment and the actual executed transactions by them, multiplied by an imputed commission rate. The imputed commission rate was equal to the total commission received by us for transactions in the product group during the period divided by the total volume underlying such transactions. In 2002, these shareholders in the aggregate made order flow shortfall payments to us of $32,000 pursuant to these order flow agreements in global precious metals.

•	Global Oil — Under these order flow agreements, the following shareholders (or affiliates of such shareholders) were each obligated to execute trades in contracts for crude oil and related products on our electronic platform covering 500 million barrel equivalents per year: BP International Limited, Total Investments USA Inc. (an affiliate of Total S.A.), The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., Société Générale Financial Corporation and S T Exchange Inc. Each of these entities is one of our Initial Shareholders or an affiliate of one of our Initial Shareholders. The order flow agreements for global oil became effective in November 2000 and expired in October 2002. Under the terms of the order flow agreements, in the event that these shareholders failed to meet the minimum volume of transactions specified in the agreements, they were billed for the difference between the minimum commitment and the actual executed transactions by them, multiplied by an imputed commission rate. The imputed commission rate was equal to the total commission received by us for transactions in the product group during the period divided by the total volume underlying such transactions. In 2002 and 2001, these shareholders in the aggregate made order flow shortfall payments to us of $2.2 million and $2.3 million, respectively, pursuant to these order flow agreements in global oil.

•	North American Natural Gas and Power — Under this order flow agreement, the Gas and Power Firms, which are shareholders of our company, were obligated as a group to execute trades in North American natural gas and power contracts on our electronic platform covering, in the aggregate, 48 billion million British thermal units per year. The order flow agreement for North American natural gas and power became effective in July 2001 and expired in June 2003. Under the terms of the order flow agreement, in the event that these shareholders failed to meet the minimum volume of transactions specified in the agreement, they were billed for the difference between the minimum commitment and the actual executed transactions by them, multiplied by an imputed commission rate. The imputed commission rate was equal to the total commission received by us for transactions in the product group during the period divided by the total volume underlying such transactions. In 2003, these shareholders in the aggregate made order flow shortfall payments to us of $6.4 million pursuant to the order flow agreement in North American natural gas and power.

•	European Gas and Power — The following shareholder affiliates were each obligated to execute trades in European gas and power contracts on our electronic platform which would result in annual minimum commission payments of £200,000 in commission revenues per year: BP Gas Marketing Limited, Shell Energy Trading Limited, Gaseyls (an affiliate of Société Générale) and TotalFinaElf Gas & Power

Limited. Non-shareholding market participants were also parties to these agreements. The order flow agreements became effective in January 2002 with respect to European gas contracts, were amended in April and May of 2003 to include European power contracts, and expired in December 2004. The order flow agreements also provided for revenue sharing arrangements that survive the expiration of the agreements and continue annually through 2006. Pursuant to these arrangements, if an order flow provider meets a threshold for trading volumes generated in a given period, ranging from 1.5 billion therms to 3.0 billion therms, that provider is entitled to share in a pool of 20% of our total commission revenues derived from trading in European gas products for that period by all participants, including those that are not or were not parties to the order flow agreements. As of December 31, 2003, none of the order flow providers qualified as eligible order flow providers in accordance with the threshold and we are no longer required to accrue or pay any revenue sharing amounts under these agreements. The order flow providers also received access to a specialized application programming interface that allows our participants to link their computer systems to our electronic platform. European gas order flow agreements were entered into with one Initial Shareholder, Morgan Stanley Capital Group Inc. and one affiliate of an Initial Shareholder, J. Aron & Company, which was similar to the other European gas commitments, except that minimum commitments and shortfalls were determined monthly and these order flow providers did not participate in the revenue sharing arrangement. Under the terms of the order flow agreements, in the event that these order flow providers failed to pay the annual or monthly required minimum commission payments for transactions specified in the agreements, they paid to us the difference between the annual or monthly required minimum commission payments and the actual commission fees paid to us during these periods for such transactions. For the years ended December 31, 2004, 2003 and 2002, we recognized $1.1 million, $764,000 and $1.3 million, respectively, in order flow shortfall revenues, including $728,000, $409,000 and $540,000, respectively, relating to our shareholders.

      We received total consolidated revenues of $25.3 million and $21.3 million during the nine months ended September 30, 2005 and 2004, respectively, and $29.4 million, $34.0 million and $63.5 million during the years ended December 31, 2004, 2003 and 2002, respectively, from our Initial Shareholders, the Gas and Power Firms, or affiliates of those entities. Revenues from one of the Gas and Power Firms comprised 10.0% of our total consolidated revenues during 2002. No other shareholder accounted for more than 10% of total consolidated revenues during the nine months ended September 30, 2005 and 2004 and during the years ended December 31, 2004, 2003 or 2002.
     Registration Rights
      In connection with the agreement to terminate Continental Power Exchange, Inc.’s put option, we amended certain registration rights previously granted to Continental Power Exchange, Inc., which will own 2,197,813 shares of our outstanding common stock following the consummation of this offering. Substantially all of the equity interest in Continental Power Exchange, Inc. is owned by Mr. Sprecher, our chairman and chief executive officer, and members of his family. Under this agreement, Continental Power Exchange, Inc. will be entitled to require us to register for resale into the public market the common stock Continental Power Exchange, Inc. will receive upon conversion of its Class A2 shares it currently holds if Mr. Sprecher’s employment with us has been terminated. In addition, we may be obligated to pay the expenses of registration of such shares, including underwriters discounts up to a maximum of $4.5 million.
      In addition, we intend to enter into a registration rights agreement with designated shareholders, including Morgan Stanley Capital Group Inc. and The Goldman Sachs Group, Inc., each an affiliate of the lead underwriters of this offering, who may acquire new common stock upon the conversion of their Class A2 shares from time to time following the consummation of this offering, and will contain provisions relating to S-3 demand rights, piggy-back rights and lock-ups, among others. For a discussion of these registration rights and the registration rights granted to Continental Power Exchange, Inc., see “Shares Eligible for Future Sale — Additional Shares that May be Registered”.

Shareholders’ Agreement
      On June 14, 2001, the Initial Shareholders, Gas and Power Firms, Continental Power Exchange, Inc. and MHC Investment Company entered into a Shareholders’ Agreement. This agreement provides, among other things, that the Gas and Power Firms as a group may nominate four directors to our board of directors and each of BP Products North America Inc. (formerly known as BP Exploration & Oil, Inc.), Continental Power Exchange, Inc., Total Investments USA Inc. (an affiliate of Total S.A.), The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., Société Générale Financial Corporation and S T Exchange Inc., or the Nominating Shareholders, may each nominate one director, and that the Nominating Shareholders and the Gas and Power Firms would vote their shares in favor of each other’s nominee. Although the Shareholders’ Agreement gives the Gas and Power Firms the power to nominate four directors, when the independent board was elected, the parties to the Shareholders’ Agreement (including the Gas and Power Firms) voluntarily agreed not to exercise their right under the Shareholders’ Agreement to nominate directors. Instead, the Nominating Shareholders, acting as a group, collectively nominated and elected the members of the independent board. This agreement also provided that the Nominating Shareholders would nominate and elect the chief executive officer and the chairman of IPE Holdings Plc to our board of directors as long as our Class B redeemable common stock remained outstanding. Pursuant to this agreement, since the elimination of our Class B redeemable common stock, the Nominating Shareholders have been required to nominate either the chief executive officer or the chairman of IPE Holdings Plc to our board of directors, rather than both. This agreement also provides for the Gas and Power Firms to receive shares from the Initial Shareholders in order to ensure that the value of their shares is not diluted, and provides for a right of first refusal with respect to certain transfers. In addition, the agreement places restrictions on the use of proxies and voting trusts with unaffiliated entities. The Shareholders’ Agreement will terminate upon the closing of this offering.

Loan to Mr. Sprecher
      In December 2001, our board of directors agreed to loan Mr. Sprecher, our chief executive officer, an amount corresponding to the income tax liability that accrued in Continental Power Exchange, Inc. as a result of Continental Power Exchange, Inc.’s ownership interest in our business from the time of the formation of IntercontinentalExchange, LLC until our conversion into corporate form on June 15, 2001. This loan was made pursuant to the requirements of the limited liability company operating agreement of IntercontinentalExchange, LLC, dated as of May 11, 2000. As of December 2001, Continental Power Exchange, Inc. had accrued a tax liability of $500,000. The board of directors agreed to forgive this loan over a five-year period, with the first installment (20% of the $500,000 tax liability) forgiven in December 2001, and the remaining amount forgiven in equal installments in December of each of the four following years, provided that Mr. Sprecher continued to serve as our chief executive officer. The board also agreed to gross up Mr. Sprecher’s compensation for the tax liability associated with this loan forgiveness. In December 2004, the board accelerated forgiveness of the final two installments. As a result, no balance remained outstanding with respect to this loan as of December 31, 2004. The amounts forgiven under this arrangement and related gross ups are included in Mr. Sprecher’s compensation as described under the heading “Management — Executive Compensation”.
Relationships with Our Directors

Chicago Climate Exchange Agreements
      One of our directors, Richard L. Sandor, is also the Chairman, Chief Executive Officer and principal owner of the Chicago Climate Exchange, Inc., which operates futures and OTC markets for the trading of emissions. In July 2003, we entered into an agreement with the Chicago Climate Exchange to provide hosting services for the trading of the Chicago Climate Exchange emissions on our electronic platform. Under this agreement, the Chicago Climate Exchange is required to pay us an annual license fee of $725,000 and an annual service fee of $500,000. The Chicago Climate Exchange is also required to pay us for certain technology development work at an agreed upon rate. During the nine months ended September 30, 2005 and

2004, we recognized $1.3 million and $925,000, respectively, and during the years ended December 31, 2004 and 2003 we recognized $1.7 million and $605,000, respectively, pursuant to this agreement. The initial term of this agreement expires in December 2006. The terms of this agreement provide for automatic renewal for additional one year periods following the expiration of the initial term, unless either party provides at least six months’ notice of its intention not to renew.
      In May 2004, we entered into a listing agreement with the Chicago Climate Exchange under which we agreed to allow the Chicago Climate Exchange to make certain emissions contracts available for trading in its emissions trading market, which we host on our platform, and to delist such contracts from trading on our platform. Pursuant to this agreement, the Chicago Climate Exchange is obligated to pay us 10% of the gross revenues earned by the Chicago Climate Exchange in connection with trading in these contracts.
      In August 2004, we entered into a license agreement with the Chicago Climate Exchange in respect of certain of its intellectual property relating to an emission reduction trading system and method. Pursuant to our agreement, the Chicago Climate Exchange granted to us, our affiliates (including ICE Futures) and any of our contractors, agents and service providers a perpetual, non-exclusive, royalty-free license, including any patents or related applications thereto, in relation to such intellectual property. Pursuant to the terms of this agreement, we also acknowledged the Chicago Climate Exchange’s ownership of the intellectual property and agreed not to challenge the ownership, validity or enforceability of the intellectual property.
      In addition, in August 2004, ICE Futures entered into a Cooperation and Licensing Agreement with the Chicago Climate Exchange. Pursuant to this agreement, the Chicago Climate Exchange and ICE Futures formed a cooperative relationship for the purposes of promoting the development of a European emissions trading market through, in particular, the trading of emissions contracts on our electronic platform. The agreement provides for the Chicago Climate Exchange to fund ICE Futures development and operating costs in relation to the emissions contracts. The Chicago Climate Exchange will then receive 75% of net transaction fee income from the emissions contracts (after the deduction of operating costs). In December 2004, the European Climate Exchange, which is a subsidiary of the Chicago Climate Exchange, acceded to the terms of the Cooperation and Licensing Agreement. Emissions contracts refer to any cash or spot or futures contract for European emissions allowances traded on our platform pursuant to this agreement. Consistent with, and subject to, its legal and regulatory obligations and the provisions of this agreement, ICE Futures has agreed, among other obligations, to:

•	use commercially reasonable efforts to cooperate with the Chicago Climate Exchange in the design and listing of the emissions contracts;

•	manage, in cooperation with us, the process of modifying our electronic platform and other hardware and software as necessary to allow the trading of the emissions contracts;

•	provide required market supervision, compliance and regulatory arrangements; and

•	obtain the necessary regulatory approvals to allow the trading of the emissions contracts from trading screens located in the United Kingdom, Germany, France, the Netherlands, Switzerland, Sweden, Norway, the United States, and such other countries as ICE Futures and the Chicago Climate Exchange from time to time agree.
      The initial term of this agreement concludes on the later of December 31, 2007 and the date on which Phase I of the European Emissions Allowances Trading Scheme terminates, unless sooner terminated pursuant to special termination provisions of the agreement. The terms of this agreement provide for automatic renewal periods of one year following the conclusion of the initial term, unless terminated earlier by either party upon written notice provided no later than twelve months prior to the end of the initial term, or three months prior to the end of any renewal period.

Financial Printing
      One of our directors, Vincent Tese, is a member of the board of directors of Bowne & Co., Inc., a financial printer. We have engaged the services of Bowne in connection with this offering and expect to pay Bowne customary fees. We have not made any payments under this arrangement to date.
Intercompany Agreements

License and Services Agreements
      In May 2003, we entered into a Software License Agreement and an Atlanta Services Agreement with our subsidiary, ICE Futures, pursuant to which we provide ICE Futures with access to our electronic platform. Pursuant to the Software License Agreement, we have granted ICE Futures a license to use software related to our electronic platform, which ICE Futures may sub-license to its members and their customers. The Atlanta Services Agreement requires us to provide hosting, helpdesk and other services to ICE Futures. These agreements are designed to assist ICE Futures in meeting certain of its regulatory obligations as a Recognized Investment Exchange. ICE Futures is required to pay us for the license and related services pursuant to the terms of the agreements, which have been set on the same basis as we would negotiate with an unrelated third party. Similar agreements exist between ICE Futures and two of our other U.K.-based subsidiaries in respect of disaster recovery services and U.K. helpdesk services.
     Recharge Agreement
      In December 2002, we entered into a Recharge Agreement with ICE Futures under which ICE Futures agreed to incur costs associated with stock issued to ICE Futures employees upon their exercise of options granted under the 2000 Stock Option Plan. Under the terms of the agreement, ICE Futures is required to pay us as soon as reasonably practicable after the exercise of an option an amount equal to the difference between the option exercise price and the value of the shares on the date of exercise. The agreement, which was amended in April 2004, limits ICE Futures’ maximum liability under the Recharge Agreement to $18.0 million. To date, there have been no intercompany payments made under this agreement.
Other
      Kelly L. Loeffler, a corporate officer and our Vice President, Investor and Public Relations, is married to Jeffrey C. Sprecher, our Chairman and Chief Executive Officer. Since joining our company in September 2002, Ms. Loeffler has reported directly to Richard V. Spencer, our Chief Financial Officer. In 2004, Ms. Loeffler received total cash compensation of $200,000.

PRINCIPAL AND SELLING SHAREHOLDERS
      The table below sets forth information regarding the beneficial ownership of our common stock on an actual basis as of the date of this prospectus (giving effect to the 1 for 4 reverse stock split and assuming full conversion of all outstanding Class A shares into shares of new common stock), and as adjusted to reflect the sale of our common stock in this offering with respect to:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of common stock;

•	each of our executive officers named in the Summary Compensation Table above under the heading “Management”;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling shareholders.
      The shares of common stock sold in the offering by the selling shareholders will result from the conversion of Class A2 shares concurrently with the consummation of such sale. The shareholders listed below will not own any shares of new common stock until the first date designated for optional conversion.
      Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Percentage of beneficial ownership is based on 52,966,753 shares of common stock outstanding as of September 30, 2005 and 55,466,753 shares of common stock outstanding after giving effect to this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. This table does not reflect 2,400,000 shares that the underwriters have an option to purchase from the selling shareholders. As of the date of this prospectus, our common stock was held by 116 shareholders of record. Certain selling shareholders are affiliates of broker-dealers (but are not themselves broker-dealers). Each of these broker-dealer affiliates purchased the securities identified in the table as beneficially owned by it in the ordinary course of business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute those securities. Unless indicated below, the address of each individual listed below is 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328.

	Shares Beneficially Owned
	Before the Offering			Shares Beneficially Owned
				After the Offering

	Class A
	Common Stock		Shares	Common Stock
			Being
Name and Address of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage

Morgan Stanley Capital Group Inc.(1) 2000 Westchester Avenue, Floor 1, Purchase, NY 10577	7,847,959	14.82%	1,395,395	6,452,564	11.63%
The Goldman Sachs Group, Inc.(2) 85 Broad Street New York, NY 10004	7,528,659	14.21	1,100,000	6,428,659	11.59
Total Investments USA Inc. 1105 N. Market Street, Suite 1442, Wilmington, DE 19899	4,992,714	9.43	487,445	4,505,269	8.12
BP Products North America Inc.(3) 28100 Torch Parkway Warrenville, IL 60555	4,672,007	8.82	463,783	4,208,224	7.59

	Shares Beneficially Owned
	Before the Offering			Shares Beneficially Owned
				After the Offering

	Class A
	Common Stock		Shares	Common Stock
			Being
Name and Address of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage

Société Générale Financial Corporation(4) 1221 Avenue of the Americas New York, NY 10020	4,370,478	8.25	1,500,000	2,870,478	5.18
S T Exchange Inc.(5) 80 Strand London WC2R 0ZA United Kingdom	3,597,256	6.79	1,781,538	1,815,718	3.27
Continental Power Exchange, Inc.(6) C/O IntercontinentalExchange 2100 RiverEdge Parkway, Suite 500 Atlanta, GA 30328	2,694,985	5.09	209,122	2,485,863	4.48
AEP Investments, Inc. 1 Riverside Plaza Columbus, OH 43215-2373	2,961,035	5.59	1,494,704	1,466,331	2.64
Mirant Americas Energy Marketing, LP 1155 Perimeter Center West, Suite 130 Atlanta, GA 30338	2,785,791	5.26	1,406,243	1,379,548	2.49
Duke Energy Trading Exchange, LLC 5400 Westheimer Houston, TX 77056	2,662,023	5.03	1,343,766	1,318,257	2.38
El Paso Merchant Energy North America Company PO Box 2511, Houston, TX 77252-2511	2,447,780	4.62	1,235,617	1,212,163	2.19
TA Associates Funds(7) 125 High Street, Suite 2500 Boston, MA 02110	2,213,561	4.18	442,712	1,770,849	3.19
DB Structured Products, Inc.(8) 60 Wall Street New York, NY 10005	991,681	1.87	500,307	491,374	*
MHC Investment Company 335 Sioux Point Road, Suite 100 Dakota Dunes, SD 57049	696,839	1.32	139,368	557,471	1.01

	Shares Beneficially Owned
	Before the Offering			Shares Beneficially Owned
				After the Offering

	Class A
	Common Stock		Shares	Common Stock
			Being
Name and Address of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage

Directors and Executive Officers:
Charles R. Crisp(9)	7,812	*	—	7,812	*
Jean-Marc Forneri(9)	7,812	*	—	7,812	*
David S. Goone(10)	94,989	*	—	94,989	*
Edwin D. Marcial(10)(11)	101,239	*	—	101,239	*
Sir Robert Reid(9)	8,603	*	—	8,603	*
Frederic V. Salerno(9)	7,812	*	—	7,812	*
Richard L. Sandor(9)	9,846	*	—	9,846	*
Richard V. Spencer(10)	83,322	*	—	83,322	*
Jeffrey C. Sprecher(10)(12)	2,694,985	5.09	209,122	2,485,863	4.48
Judith A. Sprieser(9)	7,812	*	—	7,812	*
Vincent Tese(9)	7,812	*	—	7,812	*
Charles A. Vice(10)(13)	118,835	*	—	118,835	*
Richard Ward(10) International House 1 St Katherine’s Way London E1W1UY United Kingdom	63,255	*	—	63,255	*
All directors and executive officers as a group (15 persons):	3,286,635	6.21	209,122	3,077,513	5.55
Selling shareholders as a group	50,462,768	95.27	13,500,000	36,962,768	66.64

*	Represents less than 1%.

(1)	Includes 34,180 Class A1 shares held by Morgan Stanley & Co. International Limited, an affiliate of Morgan Stanley Capital Group Inc. Morgan Stanley Capital Group Inc. is an affiliate of Morgan Stanley & Co. Incorporated, a broker-dealer, and a lead underwriter for this offering.

(2)	Includes 34,180 Class A1 shares held by Goldman Sachs International, an affiliate of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. is an affiliate of Goldman, Sachs & Co., a broker-dealer, and a lead underwriter for this offering.

(3)	Includes 34,180 Class A1 shares held by BP Oil International Limited and one Class A1 share held by BP Gas Marketing Ltd., each of which is an affiliate of BP Products North America Inc.

(4)	Includes 111,085 Class A1 shares held by Fimat International Banque SA, an affiliate of Société Générale Financial Corporation. Société Générale Financial Corporation is an affiliate of SG Cowen & Co., LLC and SG Americas Securities, LLC, each of which is a broker-dealer. SG Americas Securities, LLC is also an underwriter for this offering.

(5)	Includes 34,180 Class A1 shares held by Shell International Trading & Shipping Company, an affiliate of S T Exchange Inc.

(6)	Continental Power Exchange, Inc. beneficially owns 2,406,935 of our common shares. In addition, 219,038 stock options exercisable within 60 days of the date of this prospectus granted to Mr. Sprecher under the 2000 Stock Option Plan and 69,012 restricted stock units that vest within 60 days of the date of this prospectus granted to Mr. Sprecher under the 2004 Restricted Stock Plan, respectively, are deemed to be beneficially owned by Continental Power Exchange, Inc. by virtue of Mr. Sprecher’s ownership and control of Continental Power Exchange, Inc. The shares held directly by Continental Power Exchange, Inc. underly options granted pursuant to the Continental Power Exchange, Inc. Stock Option Plan, to four employees, two of whom are current executive officers of our company. As of the date of this prospectus under this plan, there are options vested and exercisable for 209,122 shares of our stock owned by Continental Power Exchange, Inc. In connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan, Continental Power Exchange, Inc. intends to sell 209,122 shares of common stock in this offering representing all shares of our common stock underlying these options. As part of each holder’s agreement to terminate the Stock Option Plan and cancel all of their outstanding and vested options under the plan, Continental Power Exchange, Inc. will pay each holder an amount equal to (i) the net proceeds received by Continental Power Exchange, Inc. in connection with its sale in this offering of the respective number of shares of common stock underlying such holder’s options, less (ii) the aggregate exercise price of such holder’s respective options, less (iii) applicable Federal and state withholding taxes. Mr. Sprecher is not personally selling any of his interest in us in this offering, and Continental Power Exchange, Inc. is selling solely in connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan.

(7)	Includes 1,710,437 Class A2 shares held by TA IX L.P., 427,609 Class A2 shares held by TA/Atlantic and Pacific IV L.P., 35,021 Class A2 shares held by TA Strategic Partners Fund A L.P., 34,209 Class A2 shares held by TA Investors II L.P. and 6,286 Class A2 shares held by TA Strategic Partners Fund B L.P. Investment and voting control of each of TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Investors II L.P. and TA Strategic Partners Fund B L.P. (collectively, “TA Associates Funds”) is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our common shares held by TA Associates Funds.

(8)	Includes 34,180 Class A1 shares held by Deutsche Bank AG London, an affiliate of DB Structured Products, Inc. DB Structured Products, Inc. is an affiliate of Deutsche Bank Securities Inc., a broker-dealer.

(9)	Director beneficial ownership includes stock options exercisable within 60 days of the date of this prospectus under the 2000 Stock Option Plan, restricted stock unit awards that vest within 60 days of the date of this prospectus under the 2004 Restricted Stock Plan, and restricted stock unit awards that vest within 60 days of the date of this prospectus under the 2003 Restricted Stock Deferral Plan for Outside Directors.

(10)	Beneficial ownership of each executive officer includes stock options exercisable within 60 days of the date of this prospectus under the 2000 Stock Option Plan, and restricted stock unit awards that vest within 60 days of the date of this prospectus under the 2004 Restricted Stock Plan.

(11)	Mr. Marcial beneficially owns options exercisable for 36,055 of our common shares held by Continental Power Exchange, Inc. pursuant to the Continental Power Exchange, Inc. Stock Option Plan. As discussed in footnote (6), Mr. Marcial has agreed to the termination of the Continental Power Exchange, Inc. Stock Option Plan and the cancellation of his options thereunder. Mr. Marcial is expected to receive a net payment of approximately $500,000 from Continental Power Exchange, Inc. as part of this agreement (assuming the sale by Continental Power Exchange, Inc. is made at the midpoint of the estimated price range set forth on the cover of this prospectus).

(12)	Includes 2,406,935 shares held by Continental Power Exchange, Inc. Mr. Sprecher currently owns 92.5% of the equity interest in Continental Power Exchange, Inc. and holds an irrevocable proxy enabling him to vote the remaining 7.5%. Continental Power Exchange, Inc. currently has no assets other than its equity interest in us and conducts no operations. As discussed in footnote (6), Continental Power Exchange, Inc. intends to sell 209,122 shares of common stock in this offering. Mr. Sprecher is not personally selling any of his interest in us in this offering, and Continental Power Exchange, Inc. is selling solely in connection with the termination of the Continental Power Exchange, Inc. Stock Option Plan. Mr. Sprecher will not receive any proceeds from the sale by Continental Power Exchange, Inc.

(13)	Mr. Vice beneficially owns options exercisable for 144,222 of our common shares held by Continental Power Exchange, Inc. pursuant to the Continental Power Exchange, Inc. Stock Option Plan. As discussed in footnote (6), Mr. Vice has agreed to the termination of the Continental Power Exchange,

Inc. Stock Option Plan and the cancellation of his options thereunder. Mr. Vice is expected to receive a net payment of approximately $1.9 million from Continental Power Exchange, Inc. as part of this agreement (assuming the sale by Continental Power Exchange, Inc. is made at the midpoint of the estimated price range set forth on the cover of this prospectus).

ORGANIZATION AND RECAPITALIZATION
Formation of IntercontinentalExchange, Inc.
      On May 11, 2000, IntercontinentalExchange, LLC, or the LLC, our predecessor entity, was formed as a Delaware limited liability company. Subsequent to its formation, the LLC created a wholly-owned subsidiary, IntercontinentalExchange, Inc., a Delaware corporation, to provide stock options to our employees. The original members of the LLC were BP Products North America Inc. (formerly known as BP Exploration & Oil, Inc.), Continental Power Exchange, Inc., DB Structured Products, Inc. (formerly known as Deutsche Bank Sharps Pixley Inc.), Elf Trading Inc. (now known as Atlantic Trading and Marketing Inc., and an affiliate of Total S.A.), The Goldman Sachs Group, Inc., MHC Investment Company, Morgan Stanley Capital Group Inc., Société Générale Financial Corporation and S T Exchange Inc. Upon the LLC’s formation, Continental Power Exchange, Inc., a company owned by our founder, chairman and chief executive officer, Jeffrey C. Sprecher, contributed to the LLC all of its assets and liabilities. At the same time, MHC Investment Company contributed intellectual property rights related to our electronic platform, and our Initial Shareholders (or their affiliates) entered into order flow agreements with us, providing for these Initial Shareholders (or their affiliates) to execute a minimum annual volume of transactions through our electronic platform.
      In November 2000, the original members of the LLC amended and restated the LLC agreement to provide for the issuance of additional membership interests to the Gas and Power Firms. The Gas and Power Firms that are currently shareholders are: AEP Investments, Inc. (formerly known as AEP Energy Services, Inc.), Duke Energy Trading Exchange, LLC, El Paso Merchant Energy North America Company and Mirant Americas Energy Marketing, L.P. Two additional Gas and Power Firms, Aquila Southwest Processing, L.P. and Reliant Energy Trading Exchange, Inc., are no longer shareholders. The Gas and Power Firms entered into an order flow agreement providing for these members, in the aggregate, to execute a minimum annual volume of transactions on our electronic platform and they made a combined $30.0 million cash payment. In connection with their acquisition of an interest in the LLC, the LLC granted the Gas and Power Firms warrants to purchase additional membership interests representing an additional 10% profit-sharing and voting interest in our business, subject to dilution. The warrants expired unvested on September 30, 2004.
      On June 15, 2001, in connection with our acquisition of the International Petroleum Exchange (which we renamed ICE Futures in October 2005) described below, the LLC merged into its subsidiary, IntercontinentalExchange, Inc., which was the surviving entity. Each of the members of the LLC exchanged its rights and interests in the LLC for a proportionate number of shares of Class A common stock, Series 2 of IntercontinentalExchange, Inc., which we refer to as our Class A2 shares, and the LLC ceased to exist by operation of the merger.
Acquisition of IPE Holdings Plc/ Subsequent Redemption of Class B Redeemable Common Stock
      On June 18, 2001, we acquired IPE Holdings Plc (which we renamed ICE Futures Holdings Plc in October 2005) in a share-for-share exchange. ICE Futures Holdings Plc is the owner of ICE Futures. In this exchange, each IPE Holdings Plc shareholder received one share of Class B redeemable common stock, which we refer to as our Class B shares, and one share of our Class A common stock, Series 1, which we refer to as our Class A1 shares, in exchange for each of their IPE Holdings Plc shares. Under the terms of the Class B shares, the holders had the right to require us to redeem their shares one year after the International Petroleum Exchange’s two principal futures contracts traded exclusively on our electronic platform for a ten consecutive day period. The Class B shares were redeemable at a price of $23.58 per share, or $67.5 million in the aggregate.
      In November 2004, although the conditions for a redemption callable by the holders of the Class B shares had not yet been met, we determined that it was advisable to undertake an early redemption of the Class B shares. Pursuant to an amendment to our charter approved by our shareholders, we undertook an early redemption of the Class B shares on November 23, 2004. In connection with the early redemption, we redeemed the Class B shares of all holders at a price of $23.58 per share, for an aggregate redemption price of

$67.5 million. The Class B shares cannot be reissued, and upon their redemption became undesignated shares of common stock.
Recapitalization
      Our board of directors has approved a plan for the recapitalization of our outstanding equity that will take effect immediately prior to the closing of this offering. This plan, which we refer to as the recapitalization, will simplify our capital structure following this offering and will bring our corporate governance procedures in line with those of other public companies. The recapitalization will include the following events:

•	Creation of a new class of common stock. Our charter will be amended and restated to provide for a new class of common stock, par value $0.01 per share, which we refer to as our new common stock, to be issued to investors who purchase shares in this offering.

•	Addition of an optional conversion right to the outstanding Class A1 shares and Class A2 shares. Our charter will also be amended to provide holders of our outstanding Class A1 shares and Class A2 shares a right to convert these shares into shares of our new common stock at the holder’s option, subject to such terms and conditions and subject to such conversion procedures as our board of directors may authorize. All other rights and restrictions on our Class A1 shares and Class A2 shares will remain intact unless and until these shares are converted. Subject to the terms, conditions and conversion procedures authorized by our board of directors, the optional conversion right may be exercised by any holder of Class A2 shares as necessary to enable it to sell shares of new common stock in this offering and otherwise at any time (i) by any holder of Class A1 shares (other than holders who also own Class A2 shares) beginning on the date 90 days after the completion of this offering or (ii) by any holder of Class A2 shares beginning on the date 180 days after the completion of this offering.

•	Creation of a new class of undesignated preferred stock. Our charter will be amended to create a class of undesignated preferred stock, the terms of which may be established by our board of directors from time to time.

•	Modification of our corporate governance provisions. Our charter and bylaws will be amended and restated to add, delete and change various provisions relating to the governance of our company to include provisions customary for public companies, such as customary anti-takeover provisions.

•	Other changes. Our charter and bylaws will also be amended and restated to make other changes, such as:

•	a reclassification, or reverse stock split, of our authorized and outstanding Class A1 shares and Class A2 shares based on a ratio of 1 share of Class A common stock for 4 shares of Class A common stock (of the same series); and

•	the removal of references to the Class B shares from the charter.
      We describe the material terms of the amended and restated charter and bylaws as they will be in effect as of the closing of this offering under the heading “Description of Capital Stock”.
      The recapitalization, including all the steps discussed above, will take effect immediately prior to the closing of this offering. We have obtained the approval of our shareholders to carry out various aspects of the recapitalization. Consequently, all information in this prospectus assumes that the recapitalization has occurred, including the 1 for 4 reverse stock split of the Class A common stock, unless otherwise specified.
      In this prospectus, we refer to our Class A1 shares and our Class A2 shares, collectively, as our Class A common stock. We refer to our Class A common stock and shares of our new common stock, collectively, as our common stock. Any shares of common stock to be sold by the selling shareholders in this offering will be Class A2 shares held by such holder that will be converted into shares of new common stock immediately prior to the closing of this offering.

DESCRIPTION OF CAPITAL STOCK
      The following descriptions are summaries of the material terms of our amended and restated charter and bylaws as each will be in effect upon the closing of this offering. They may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated charter and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The following descriptions are qualified in their entirety by reference to the amended and restated charter and bylaws and applicable law.
      Pursuant to our amended and restated charter, our authorized capital stock consists of 300,000,000 shares, each with a par value of $0.01 per share, of which:

•	25,000,000 shares are designated as preferred stock; and

•	275,000,000 shares are designated as common stock, divided into the following classes:

•	194,275,000 shares are designated as common stock, which we refer to as new common stock, 16,000,000 shares of which will be outstanding upon the completion of this offering; and

•	80,725,000 shares are designated as Class A common stock, divided into two series: Class A common stock, Series 1 and Class A common stock, Series 2, of which 2,862,579 shares and 36,604,174 shares, respectively, will be outstanding upon the completion of this offering.

      In this prospectus, unless the context otherwise requires, we refer to the new common stock and the Class A common stock, collectively, as our common stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued and sold, validly issued, fully paid and nonassessable.
Preferred Stock
      Our authorized capital stock includes 25,000,000 shares of preferred stock, none of which will be outstanding upon the completion of this offering. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.
      Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by our board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class.
Common Stock
      Except for the conversion rights and restrictions on transfer relating to our Class A1 shares and our Class A2 shares and other matters described below, and subject to the rights and preferences of the holders of preferred stock at any time outstanding, our new common stock, our Class A1 shares and our Class A2 shares have the same rights and privileges and rank equally, share ratably and are identical in respect as to all matters, including rights in liquidation.

•	Voting: Each holder of shares of new common stock and Class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of shareholders. Except as otherwise required by law or as described below, holders of shares of new common stock, Class A1 shares and Class A2 shares will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors.

There are no cumulative voting rights. Accordingly, the holders of a majority of the total shares of new common stock, Class A1 shares and Class A2 shares voting for the election of directors can elect all the directors if they choose to do so, subject to the voting rights of holders of any preferred stock to elect directors.

In the event of a class or series vote to approve a change in the rights or special powers of any class or series of Class A common stock, two-thirds of the affected class or series must approve the change, except that in the case of an amendment to the rights or special powers of the Class A1 shares, the holders of Class A1 shares who also hold Class A2 shares and their affiliates are excluded.

•	Dividends and distributions: The holders of shares of new common stock and Class A common stock have an equal right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors from legally available funds. If a dividend or distribution is payable on the Class A common stock, we must also make a pro rata and simultaneous dividend or distribution on the new common stock. Conversely, if a dividend or distribution is paid or payable on the new common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A common stock.

•	Liquidation, dissolution or winding-up: In the event of our liquidation, dissolution or winding-up, holders of the shares of new common stock and Class A common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of our preferred stock.

•	Restrictions on transfer: Our charter continues to restrict the transfer of shares of Class A common stock. Class A1 shares may be transferred only with the board’s consent, which may not be unreasonably withheld. Class A2 shares may be transferred only in accordance with our bylaws or with the approval of our board of directors, in its sole discretion, other than transfers to an affiliate or to another holder of Class A2 shares. Neither our charter nor our bylaws contain any restrictions on the transfer of shares of new common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws. We describe these transfer restrictions under the heading “Shares Eligible for Future Sale”.

•	Redemption, conversion or preemptive rights: Holders of shares of new common stock and Class A common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for our securities, except that holders of shares of our Class A common stock have an optional conversion right to convert any shares of Class A common stock into shares of new common stock at a ratio of one-to-one, after giving effect to the reverse stock split. The board may specify such terms and conditions to conversion, and such conversion procedures, the board deems to be appropriate and has determined that, other than shares of Class A common stock to be converted and sold by the selling shareholders in this offering, the holders of Class A1 shares may only exercise the conversion right at any time or from time to time following the date 90 days after the closing of this offering and the holders of Class A2 shares may do so only following the date 180 days after the closing of this offering. Subject to the foregoing, the shares of Class A common stock are convertible at the holder’s option. Upon conversion, the shares of common stock would not be subject to restrictions on transfer that applied to the shares of Class A common stock prior to conversion, except to the extent such restrictions are imposed under applicable securities laws.

•	Other Provisions: There are no redemption provisions or sinking fund provisions applicable to either the new common stock or the Class A common stock, nor is the new common stock or Class A common stock subject to calls or assessments by us.
      The rights, preferences, and privileges of the holders of new common stock and Class A common stock are subject to and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. As of the date of this prospectus, there are no shares of preferred stock outstanding.

Limitation of Liability and Indemnification Matters
      Our charter provides that none of our directors will be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except in those cases in which liability is mandated by the Delaware General Corporation Law, and except for liability for breach of the director’s duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or any transaction from which the director derived any improper personal benefit. Our bylaws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was one of our directors or senior officers or, at our request, serves or served as a director, officer, employee or agent of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our bylaws also provide that, to the extent authorized from time to time by our board of directors, we may provide to any one or more other persons rights of indemnification and rights to receive payment or reimbursement of expenses, including attorneys’ fees.
Section 203 of the Delaware General Corporation Law
      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or a transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between us and an interested shareholder is prohibited during the relevant three-year period unless it satisfies one of the following conditions:

•	prior to the time the shareholder became an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	on consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•	the business combination is approved by our board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.
Certain Anti-Takeover Matters
      Our charter and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Board of Directors
      Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of shareholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

Advance Notice Requirements
      Our bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Adjournment of Meetings of Shareholders Without a Shareholder Vote
      Our bylaws permit the chairman of the meeting of shareholders, who is appointed by the board of directors, to adjourn any meeting of shareholders for a reasonable period of time without a shareholder vote.

Special Meetings of Shareholders
      Our bylaws provide that special meetings of the shareholders may be called by the board of directors, the chairman of the board, the chief executive officer, or at the request of holders of at least 50% of the shares of common stock outstanding at the time.

No Written Consent of Shareholders
      Our charter requires all shareholder actions to be taken by a vote of the shareholders at an annual or special meeting. Our charter generally does not permit our shareholders to act by written consent without a meeting, other than for certain class votes by holders of the Class A common stock.

Amendment of Bylaws and Charter
      Our charter requires the approval of not less than 66 2/3% of the voting power of all outstanding shares of our capital stock entitled to vote to amend any bylaw by shareholder action or to amend the charter provisions described in this section. This supermajority voting requirement makes it more difficult to alter the anti-takeover provisions of our bylaws and our charter. Our charter also authorizes the board of directors to amend the bylaws at any time without shareholder action.

Blank Check Preferred Stock
      Our charter provides for 25,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, the charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The board of directors currently does not intend to seek shareholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.
Listing
      Our common stock has been approved for listing on the New York Stock Exchange under the symbol “ICE”.
Transfer Agent
      The transfer agent for our common stock is Computershare Investor Services.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock (or Class A common stock prior to its conversion into new common stock) in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.
      Upon the completion of this offering, we will have 55,466,753 shares of common stock outstanding, which includes the 16,000,000 shares of new common stock sold by us and the selling shareholders in this offering, 2,862,579 Class A1 shares and 36,604,174 Class A2 shares.
      All of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any such shares that may be held or acquired by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.
Sales of Restricted Shares
      An aggregate of 39,466,753 shares of common stock (representing 2,862,579 Class A1 shares and 36,604,174 Class A2 shares) held by our existing shareholders upon completion of this offering will be “restricted securities”, as that phrase is defined in Rule 144. These shares may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lockup agreements described below and the provisions of Rules 144, 144(k) and 701, 39,319,058 shares of Class A common stock will be available for sale in the public market as follows:

•	2,862,579 Class A1 shares will be available for immediate sale on the date of this prospectus pursuant to Rule 144(k); and

•	36,456,479 Class A2 shares will be available for sale after the date of this prospectus and the expiration date for the lockup agreements pursuant to Rule 144.

      Assuming all outstanding Class A1 shares are converted into shares of common stock, 2,862,579 shares of common stock will be available for sale beginning on the date 90 days following the closing of this offering pursuant to Rule 144(k). Assuming all outstanding Class A2 shares are converted into shares of common stock, 36,456,479 shares of common stock will be available for sale beginning on the date 180 days following the closing of this offering pursuant to Rule 144.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately 553,858 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.
      For purposes of applying this volume limit, sales by certain related persons and sales by persons acting in concert must be aggregated. In addition, sales under Rule 144 must be made in unsolicited brokers’ transactions and must be disclosed in a notice filing with the SEC. For an affiliate, some of these requirements would also apply to sales of unrestricted shares.

Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock option plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by shareholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.
Lockup Agreements
      Notwithstanding the foregoing, we and the holders of approximately 94.6% of our shares outstanding and all of our shares issuable under options and grants outstanding as of September 30, 2005 — including our directors and officers, the Initial Shareholders and the Gas and Power Firms — have agreed that, for a period of 180 days following the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any shares of our common stock, any option to acquire our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions including:

•	sales made in this offering and the conversion of Class A2 shares into new common stock in connection therewith; and

•	in our case, issuances upon exercise of outstanding options or pursuant to existing employee plans.
      However, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., in their sole discretion, may release any of the securities subject to lockup agreements, at any time without notice.
Additional Shares that May be Registered

Continental Power Exchange, Inc. Registration Rights
      On October 24, 2005, we entered into an agreement with Continental Power Exchange, Inc. pursuant to which Continental Power Exchange, Inc. has agreed to terminate its put option and we have agreed to amend Continental Power Exchange, Inc.’s registration rights with respect to the 2,197,813 shares of our outstanding common stock it will own following the consummation of this offering. Substantially all of the equity interest in Continental Power Exchange, Inc. is owned by Mr. Sprecher, our chairman and chief executive officer, and members of his family. Under this agreement, if Mr. Sprecher’s employment agreement with us has been terminated under the circumstances described below, Continental Power Exchange, Inc. will be entitled to require us to register for resale into the public market the common stock Continental Power Exchange, Inc. will receive upon conversion of the Class A2 shares it currently holds.
      Demand Registration. Continental Power Exchange, Inc. will have two demand registration rights, pursuant to which it may require us to register its shares after the date of termination of Mr. Sprecher’s employment agreement with us. One of the demand registrations may be used only after we are eligible to use Form S-3 for offerings by us. These demand registration rights will terminate upon the first to occur of (i) the shares becoming eligible for resale under Rule 144(k) under the Securities Act (although our obligations will continue if the demand is made prior to the shares becoming eligible for resale under Rule 144(k)) or (ii) Continental Power Exchange, Inc. no longer holding the shares.
      Piggy-back Rights. If we file a registration statement for an offering of common stock by us or by stockholders other than Continental Power Exchange, Inc. at any time after the termination of Mr. Sprecher’s employment agreement, Continental Power Exchange, Inc will have the right to require us to register its shares, subject to customary underwriter cut-back rights.
      Conditions and Limitations; Expenses. These registration rights will be subject to conditions and limitations, including our right to delay or withdraw a registration statement under specified circumstances. In addition, we will not be obligated to effect a demand registration if Continental Power Exchange, Inc proposes to sell its registrable shares at an aggregate price to the public of less than $1.0 million.
      We will pay all registration expenses in connection with these registration rights, including all underwriting discounts, brokers’ fees and selling commissions incurred by Continental Power Exchange, Inc. under the following circumstances. We will pay all fees related to underwriting in connection with the sale of its registerable shares pursuant to its demand rights or piggy-back registration rights under the agreement during the twelve-month period following the date of termination of Mr. Sprecher’s employment agreement, subject to the termination provisions of the demand registration rights discussed above, (i) in a maximum amount not to exceed $3.0 million unless the underwriter is chosen by us, in which case the maximum amount will be $4.5 million or (ii) in a maximum amount not to exceed $2.4 million if the underwriter is not chosen by us and Mr. Sprecher’s employment is terminated for “Cause” or Mr. Sprecher terminates his employment without “Good Reason” and not for “Disability” (each as defined under “Management — Employment Agreements and Benefit Plans — Termination Unrelated to a Change in Control”).

Class A2 Shareholder Registration Rights
      We intend to enter into a registration rights agreement pursuant to which we will agree to register shares of our common stock that designated shareholders may receive upon conversion of their Class A2 shares from time to time following the consummation of this offering under the circumstances described below. The designated shareholders include (directly or indirectly through subsidiaries or affiliates), among others, Morgan Stanley & Co. Incorporated, The Goldman Sachs Group, Inc. and SG Americas Securities, LLC.
      S-3 Registration. Once we are eligible to use Form S-3 to register Company securities, the Class A2 shareholders will have the right to request an unlimited number of registrations on Form S-3; provided that any such request is received from one or more designated shareholders as a group holding 25% or more of the shares subject to registration. Each of the designated shareholders other than those originally requesting registration can request to participate in, or “piggy-back” on, any registration on Form S-3.
      Piggy-back Registration. If we file a registration statement (on Form S-3 or otherwise) for an offering of common stock by us or by other shareholders other than the designated shareholders, we must offer the designated shareholders the opportunity to register their registrable shares.
      Conditions and Limitations; Expenses. The registration rights of these shareholders are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances. In addition, we are not obligated to effect more than two S-3 registrations in any 12-month period or any S-3 registration if the participating holders propose to sell their registrable shares at an aggregate price to the public of less than $20.0 million.
      Other than underwriting discounts and commissions and brokers’ commissions, we will pay all registration expenses in connection with one S-3 registration per year, whether or not such registration becomes effective, unless the registration is withdrawn at the request of a majority of the participating shareholders. If more than one S-3 registration is invoked per year, all registration expenses for the additional registration will be borne by the participating shareholders pro rata.

Benefit Plans
      After this offering, we intend to register initially 9,100,000 shares of our common stock for issuance upon the exercise or vesting of options or awards granted under our 2000 Stock Option Plan, 2003 Restricted Stock Deferred Plan for Outside Directors, 2004 Restricted Stock Plan and 2005 Equity Incentive Plan. We may increase the number of shares registered for this purpose from time to time. Once we register these shares, they can be sold in the public market upon issuance.

MATERIAL UNITED STATES TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK
      This section summarizes the material United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.
      This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
      If a partnership holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.
      You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.
Dividends
      Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.
      If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.
      If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.
      “Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.
      If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Gain on Disposition of Common Stock
      If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
      If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Federal Estate Taxes
      Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
      If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments; and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker;
as long as the income associated with such payments is otherwise exempt from United States federal income tax and the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

      Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations;
unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.
      In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business;
unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.
      You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING
      IntercontinentalExchange, the selling shareholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and IntercontinentalExchange and the selling shareholders have agreed to sell, the number of shares indicated in the following table. Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as joint book-running managers of this offering and as the representatives of the underwriters.

Number of
Underwriters	Shares

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
William Blair & Company, L.L.C.
Sandler O’Neill & Partners, L.P.
SG Americas Securities, LLC

Total	15,997,500

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,400,000 shares from the selling shareholders to cover such sales. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by IntercontinentalExchange and the selling shareholders. For the selling shareholders, such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Price Paid by the Selling
Shareholders
Price Paid by
	IntercontinentalExchange	No Exercise	Full Exercise

Per Share	$	$	$
Total	$	$	$
      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
      IntercontinentalExchange and the holders of approximately 94.6% of the shares outstanding and all of the shares issuable under options outstanding as of September 30, 2005, including IntercontinentalExchange’s directors and officers, the Initial Shareholders and the Gas and Power Firms, have agreed with the underwriters not to dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any shares of the common stock, any option to acquire the common stock or any securities convertible into or exchangeable for the common stock, for a period of 180 days following the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., subject to certain exceptions, including:

•	sales made in this offering; and

•	in the case of IntercontinentalExchange, issuances upon exercise of outstanding options or pursuant to existing employee plans.
      The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, IntercontinentalExchange issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, IntercontinentalExchange announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., in their discretion, may release any of the securities subject to the lockup agreements, at any time without notice.
      At the request of IntercontinentalExchange, the underwriters have reserved up to 700,000 shares of common stock offered by this prospectus for sale, at the initial public offering price, to its directors, executive officers, employees and friends through a directed share program. In addition, as part of the directed share program, IntercontinentalExchange has reserved up to 2,500 shares offered by this prospectus, for sale directly by IntercontinentalExchange, at the initial public offering price to its executive officers. IntercontinentalExchange cannot assure you that any of the reserved shares will be purchased. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. All shares purchased through the directed share program will be subject to the same 180-day lockup described above.
      IntercontinentalExchange’s common stock has been approved for listing on the New York Stock Exchange under the symbol “ICE”. In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell round lots of 100 or more shares to a minimum of 2,000 beneficial holders.
      Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among IntercontinentalExchange and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be IntercontinentalExchange’s historical performance, estimates of its business potential and its earnings prospects, an assessment of its management and the consideration of the above factors in relation to market valuation of companies in related businesses.
      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
      To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c) in any other circumstances which do not require the publication by IntercontinentalExchange of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      The EEA selling restriction is in addition to any other selling restrictions set out below.
      Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to IntercontinentalExchange, and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      In relation to each Relevant Member State, each purchaser of shares of common stock (other than the underwriters) will be deemed to have represented, acknowledged and agreed that it will not make an offer of shares of common stock to the public in any Relevant Member State, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, make an offer of shares of common stock to the public in that Relevant Member State at any time in any circumstances which do not require the publication by IntercontinentalExchange of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that such purchaser agrees that it has not and will not make an offer of any shares of common stock in reliance or purported reliance on Article 3(2)(b) of the Prospectus Directive. For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares of common stock in any Relevant Member State has the same meaning as in the preceding paragraph.
      The shares of common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares of common stock may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      The shares of common stock have not been, and will not be, registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to any resident of Japan, except: (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the OTC market or otherwise.
      In connection with the issue of shares of common stock, the underwriters (or persons acting on behalf of the underwriters) may over-allot shares of common stock or effect transactions with a view to supporting the market price of shares of common stock at a level higher than that which might otherwise prevail. However, there is no assurance that the underwriters (or persons acting on behalf of an underwriter) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.
      Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. have informed us that they do not intend to make a market in our common stock.
      Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. may be deemed to be our “affiliates”, as defined, by Rule 2720 of the Conduct Rules of the NASD (“Rule 2720”). Accordingly, this offering will be conducted in compliance with the requirements of Rule 2720. Under the provisions of Rule 2720, when an NASD member distributes securities of an affiliate, the public offering price of the securities can be no higher than that recommended by a “qualified independent underwriter”, as such term is defined in Rule 2720. In accordance with such requirements, Sandler O’Neill & Partners, L.P. has agreed to serve as a “qualified independent underwriter” and has conducted due diligence and will recommend a maximum price for the shares of common stock. IntercontinentalExchange has agreed to pay Sandler O’Neill & Partners, L.P. $175,000 for serving as the “qualified independent underwriter”, as well as to reimburse its reasonable expenses in connection with such services. IntercontinentalExchange has agreed to indemnify Sandler O’Neill & Partners, L.P. for acting as a “qualified independent underwriter” against certain liabilities, including liabilities under the Securities Act of 1933.
      A prospectus in electronic format may be made available on the websites maintained by one or more underwriters participating in this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. to underwriters that may make Internet distributions on the same basis as other allocations.
      No sales may be made to discretionary accounts without the prior written approval of the customer.
      IntercontinentalExchange has agreed that it will pay all expenses of the offering on behalf of itself and the selling shareholders, except that the selling shareholders will pay the fees of their counsel, any transfer taxes incident to the transfer of their shares to the underwriters and the underwriting discount with respect to the shares to be sold by them in the offering. IntercontinentalExchange and the selling shareholders estimate that the total expenses of the offering to be paid by IntercontinentalExchange, Inc., excluding underwriting discounts and commissions, will be approximately $4.7 million. In addition, we will pay the qualified independent underwriter a fee of $175,000 in connection with its services in this offering.
      IntercontinentalExchange and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      Two of IntercontinentalExchange’s Initial Shareholders are affiliates of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., the lead underwriters for this offering. In addition, one Initial Shareholder is an affiliate of SG Americas Securities, LLC, also an underwriter for this offering. Upon the closing of this offering, these Initial Shareholders will own 12.0%, 11.6% and 6.5%, respectively, of our common stock. The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with IntercontinentalExchange and its affiliates. They have received customary fees and commissions for these transactions.

VALIDITY OF THE COMMON STOCK
      The validity of the common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.
EXPERTS
      Our consolidated financial statements and schedule as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, all included in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document. You may read and copy this information at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330. Our filings with the SEC are also available to the public through the SEC’s internet site at http://www.sec.gov.
      In addition, upon completion of this offering, we will become subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic reports, proxy statements and other information with the SEC. You will be able to read and copy these reports, proxy statements and other information at the addresses set forth above.

INDEX TO FINANCIAL STATEMENTS

Page

IntercontinentalExchange, Inc.:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2003, as of September 30, 2005 (Unaudited), and as of September 30, 2005 (Unaudited pro-forma)	F-3
Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002, and for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002, and for the nine months ended September 30, 2005 (Unaudited)	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2004, 2003 and 2002, and for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002, and for the nine months ended September 30, 2005 and 2004 (Unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
IntercontinentalExchange, Inc.
      We have audited the accompanying consolidated balance sheets of IntercontinentalExchange, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IntercontinentalExchange, Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
February 16, 2005, except for Note 2 under the
heading “Stock-Based Compensation” and Note 9,
as to which the date is May 13, 2005, and the
second paragraph in Note 2, as to which the date is
October 13, 2005
The foregoing report is in the form that will be signed upon the effectiveness of the reverse stock split described in Note 2 to the financial statements.

/s/ Ernst & Young LLP
Atlanta, Georgia
October 13, 2005

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except per share amounts)

			December 31,
	September 30,	September 30,
	2005	2005	2004	2003

		(Unaudited
	(Unaudited)	pro-forma)
ASSETS
Current assets:
Cash and cash equivalents	$34,234		$61,199	$44,913
Restricted cash	12,098		18,421	12,797
Short-term investments	11,998		5,700	12,000
Restricted short-term investments	—		—	24,000
Customer accounts receivable:
Trade, net of allowance for doubtful accounts of $268, $171 and $123 at September 30, 2005, and December 31, 2004 and 2003, respectively	14,244		8,330	6,854
Related-parties	2,310		1,278	1,086
Current deferred tax asset, net	—		426	345
Prepaid expenses and other current assets	11,321		4,688	3,898

Total current assets	86,205		100,042	105,893

Property and equipment, net	18,518		19,364	25,625

Other noncurrent assets:
Goodwill, net	76,153		82,454	76,799
Other intangible assets, net	2,449		3,621	4,649
Long-term investments	26,951		—	—
Other noncurrent assets	1,816		2,037	1,913

Total other noncurrent assets	107,369		88,112	83,361

Total assets	$212,092		$207,518	$214,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,774		$829	$551
Accrued salaries and benefits	7,264		7,145	4,061
Accrued liabilities (including $1,307 to a related-party at December 31, 2004)	7,063		6,431	4,638
Income taxes payable	8,688		6,000	5,709
Current portion of revolving credit facility	—		12,000	—
Current portion of obligations under capital leases	—		482	1,648
Current deferred tax liability, net	498		—	—
Deferred revenue	1,374		1,553	1,310

Total current liabilities	26,661		34,440	17,917

Noncurrent liabilities:
Obligations under capital leases	—		—	482
Long-term portion of revolving credit facility	13,000		13,000	—
Noncurrent deferred tax liability, net	6,349		9,093	9,191
Other noncurrent liabilities	1,447		1,254	1,013

Total noncurrent liabilities	20,796		23,347	10,686

Total liabilities	47,457		57,787	28,603

Commitments and contingencies
Class B redeemable common stock, $.01 par value; none authorized, issued or outstanding at September 30, 2005 and December 31, 2004; 2,863 shares authorized, issued and outstanding at December 31, 2003; $23.58 per share redemption value	—		—	67,500

Redeemable stock put	38,242	$—	17,582	17,582

SHAREHOLDERS’ EQUITY:
Class A, Series 1 common stock, $.01 par value; 5,725 shares authorized; 2,863 shares issued and outstanding at September 30, 2005, and December 31, 2004 and 2003	29		29	29
Class A, Series 2 common stock, $.01 par value; 75,000 shares authorized; 51,638, 51,537 and 51,534 shares issued at September 30, 2005, and December 31, 2004 and 2003, respectively, and 50,104, 50,002 and 50,000 shares outstanding at September 30, 2005, and December 31, 2004 and 2003, respectively	516		515	515
Treasury stock, at cost; 1,534 Class A, Series 2 common stock shares	(5,541)		(5,541)	(5,541)
Additional paid-in capital	40,655	78,897	39,886	33,445
Deferred stock compensation	(5,017)		(6,087)	(34)
Retained earnings	73,711		68,820	46,871
Accumulated other comprehensive income	22,040		34,527	25,909

Total shareholders’ equity	126,393	164,635	132,149	101,194

Total liabilities and shareholders’ equity	$212,092	$212,092	$207,518	$214,879

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share amounts)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Revenues:
Transaction fees, net (including $11,073 and $8,320 with related-parties for the nine months ended September 30, 2005 and 2004, respectively, and $10,861, $11,556 and $52,785 with related-parties in 2004, 2003 and 2002, respectively)	$100,780	$67,832	$90,906	$81,434	$118,794
Data services fees (including $170 and $93 with related-parties for the nine months ended September 30, 2005 and 2004, respectively, and $178 with related-parties in 2004)	8,483	7,013	9,691	7,742	5,141
Trading access fees	2,996	2,626	3,595	2,461	490
Other (including $1,417 and $996 with related-parties for the nine months ended September 30, 2005 and 2004, respectively, and $1,869 and $605 with related-parties in 2004 and 2003, respectively)	2,344	2,447	4,222	2,109	1,065

Total revenues	114,603	79,918	108,414	93,746	125,490

Operating expenses:
Cost of hosting	989	1,060	1,279	1,715	3,962
Compensation and benefits	25,815	21,673	30,074	26,236	27,906
Professional services	10,161	11,144	14,523	15,138	15,876
Selling, general and administrative	11,099	9,453	13,120	12,398	12,425
Floor closure costs	4,814	—	—	—	—
Settlement expense	15,000	—	—	—	—
Depreciation and amortization	11,428	12,248	17,024	19,341	14,368

Total operating expenses	79,306	55,578	76,020	74,828	74,537

Operating income	35,297	24,340	32,394	18,918	50,953

Other income (expense):
Interest income	2,092	2,065	2,885	1,694	1,956
Interest expense	(487)	(51)	(137)	(80)	(400)
Other income (expense), net	1,274	(97)	(1,420)	(666)	(64)

Total other income, net	2,879	1,917	1,328	948	1,492

Income before income taxes	38,176	26,257	33,722	19,866	52,445
Income tax expense	12,626	9,147	11,773	6,489	17,739

Net income	$25,550	$17,110	$21,949	$13,377	$34,706

Redemption adjustments to redeemable stock put	(20,659)	—	—	8,378	(10,730)
Deduction for accretion of Class B redeemable common stock	—	—	—	(1,768)	(3,656)

Net income available to common shareholders	$4,891	$17,110	$21,949	$19,987	$20,320

Earnings per common share:
Basic	$0.09	$0.32	$0.42	$0.37	$0.37

Diluted	$0.09	$0.32	$0.41	$0.37	$0.37

Weighted average common shares outstanding:
Basic	52,885	52,865	52,865	54,329	54,393

Diluted	53,448	53,062	53,062	54,640	54,850

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands)

										Accumulated Other
										Comprehensive Income

	Class A,
	Series 1									Net Unrealized Gain (Loss) from
	Common		Class A, Series 2
	Stock		Common Stock		Treasury Stock		Additional	Deferred		Foreign	Available-		Total
							Paid-in	Stock	Retained	Currency	For-Sale	Hedging	Shareholders’
	Shares	Value	Shares	Value	Shares	Value	Capital	Compensation	Earnings	Translation	Securities	Derivatives	Equity

Balance, December 31, 2001	2,863	$29	51,526	$515	—	$—	$9,345	$—	$6,564	$3,087	$—	$—	$19,540
Other comprehensive income	—	—	—	—	—	—	—	—	—	10,134	—	—	10,134
Exercise of common stock options	—	—	6	—	—	—	27	—	—	—	—	—	27
Net income	—	—	—	—	—	—	—	—	34,706	—	—	—	34,706
Redemption adjustments to redeemable stock put	—	—	—	—	—	—	—	—	(10,730)	—	—	—	(10,730)
Accretion of Class B redeemable common stock	—	—	—	—	—	—	—	—	(3,656)	—	—	—	(3,656)

Balance, December 31, 2002	2,863	29	51,532	515	—	—	9,372	—	26,884	13,221	—	—	50,021
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	13,129	—	(441)	12,688
Exercise of common stock options	—	—	2	—	—	—	24	—	—	—	—	—	24
Treasury shares received for order flow shortfall	—	—	—	—	(1,676)	(6,053)	—	—	—	—	—	—	(6,053)
Issuance of Class A, Series 2 shares	—	—	—	—	142	512	10	—	—	—	—	—	522
Issuance of restricted stock	—	—	—	—	—	—	39	(39)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	5	—	—	—	—	5
Consolidation of variable interest entity	—	—	—	—	—	—	24,000	—	—	—	—	—	24,000
Net income	—	—	—	—	—	—	—	—	13,377	—	—	—	13,377
Redemption adjustments to redeemable stock put	—	—	—	—	—	—	—	—	8,378	—	—	—	8,378
Accretion of Class B redeemable common stock	—	—	—	—	—	—	—	—	(1,768)	—	—	—	(1,768)

Balance, December 31, 2003	2,863	29	51,534	515	(1,534)	(5,541)	33,445	(34)	46,871	26,350	—	(441)	101,194
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	10,693	—	(2,075)	8,618
Exercise of common stock options	—	—	3	—	—	—	14	—	—	—	—	—	14
Issuance of restricted stock	—	—	—	—	—	—	6,427	(6,427)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	374	—	—	—	—	374
Net income	—	—	—	—	—	—	—	—	21,949	—	—	—	21,949

Balance, December 31, 2004	2,863	29	51,537	515	(1,534)	(5,541)	39,886	(6,087)	68,820	37,04 3	—	(2,516)	132,149
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(12,648)	95	66	(12,487)
Exercise of common stock options	—	—	101	1	—	—	609	—	—	—	—	—	610
Issuance of restricted stock	—	—	—	—	—	—	160	(160)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	1,230	—	—	—	—	1,230
Redemption adjustments to redeemable stock put	—	—	—	—	—	—	—	—	(20,659)	—	—	—	(20,659)
Net income	—	—	—	—	—	—	—	—	25,550	—	—	—	25,550

Balance, September 30, 2005 (Unaudited)	2,863	$29	51,638	$516	(1,534)	$(5,541)	$40,655	$(5,017)	$73,711	$24,395	$95	$(2,450)	$126,393

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Net income	$25,550	$17,110	$21,949	$13,377	$34,706
Other comprehensive income:
Foreign currency translation adjustments, net of tax of $79 and $50 for the nine months ended September 30, 2005 and 2004, respectively, and $344, $355 and $291 for the years ended December 31, 2004, 2003 and 2002, respectively	(12,648)	1,408	10,693	13,129	10,134
Change in available-for-sale securities, net of tax of $36 for the nine months ended September 30, 2005	95	—	—	—	—
Change in fair value of derivatives, net of tax of $40 and $(239) for the nine months ended September 30, 2005 and 2004, respectively, and ($1,250) and ($266) for the years ended December 31, 2004 and 2003, respectively	66	(397)	(2,075)	(441)	—

Comprehensive income	$13,063	$18,121	$30,567	$26,065	$44,840

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Operating activities
Net income	$25,550	$17,110	$21,949	$13,377	$34,706

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,428	12,248	17,024	19,341	14,368
Amortization of revolving credit facility issuance costs	72	—	8	—	—
Allowance for doubtful accounts	3	39	(2)	(330)	508
Net realized gains on sales of available-for-sale investments	(69)	(130)	(163)	(96)	(165)
Accrued interest included in principal balance of related-parties notes payable	—	—	—	—	264
Amortization of deferred compensation	1,230	11	374	5	—
Deferred taxes	(1,685)	(217)	(579)	(462)	3,059
Non-cash floor closure costs	560	—	—	—	—
Changes in assets and liabilities:
Customer accounts receivable:
Trade, net	(6,373)	(3,051)	(1,172)	(3,803)	(4,439)
Related-parties	(1,032)	(545)	(192)	1,114	4,180
Prepaid expenses and other current assets	(5,070)	(3,325)	(2,629)	(1,999)	(3,213)
Noncurrent assets	7	175	103	676	307
Accounts payable	994	309	253	(802)	(698)
Income taxes payable	3,026	1,293	283	3,968	(2,360)
Deferred revenue	(169)	275	254	681	(336)
Accrued salaries and benefits, and other accrued liabilities	1,018	373	4,650	(4,577)	4,991

Total adjustments	3,940	7,455	18,212	13,716	16,466

Net cash provided by operating activities	29,490	24,565	40,161	27,093	51,172

Investing activities
Capital expenditures	(4,768)	(1,272)	(1,703)	(1,606)	(14,770)
Capitalized software development costs	(4,020)	(3,433)	(4,841)	(5,176)	(6,021)
Purchase of trademarks and internet domain names	—	—	—	(665)	—
Cash payments for order flow agreements	—		—	—	(725)
Proceeds from sales of available-for-sale investments	15,225	26,131	30,463	11,096	49,165
Purchases of available-for-sale investments	(49,817)	(17,500)	(24,000)	(19,000)	(53,000)
(Increase) decrease in restricted cash	5,309	180	(4,696)	(2,780)	142

Net cash provided by (used in) investing activities	(38,071)	4,106	(4,777)	(18,131)	(25,209)

Financing activities
Proceeds from issuance of treasury shares	—	—	—	522	—
Repayments of related-party notes payable	—		—	—	(16,465)
Payments on capital lease obligations	(482)	(1,229)	(1,648)	(1,870)	(3,613)
Payments for costs relating to initial public offering of common stock	(3,244)	—	—	—	—
Proceeds from revolving credit facility	—	—	25,000	—	—
Repayments of revolving credit facility	(12,000)	—	—	—	—
Issuance costs for revolving credit facility	—	—	(190)	—	—
Redemption of Class B redeemable common stock	—	—	(43,500)	—	—
Proceeds from exercise of common stock options	610	14	14	24	27

Net cash used in financing activities	(15,116)	(1,215)	(20,324)	(1,324)	(20,051)

Effect of exchange rate changes on cash and cash equivalents	(3,268)	685	1,226	3,648	2,105

Net increase (decrease) in cash and cash equivalents	(26,965)	28,141	16,286	11,286	8,017
Cash and cash equivalents, beginning of period	61,199	44,913	44,913	33,627	25,610

Cash and cash equivalents, end of period	$34,234	$73,054	$61,199	$44,913	$33,627

Supplemental cash flow disclosure
Cash paid for income taxes	$11,460	$6,381	$11,506	$6,291	$16,295

Cash paid for interest	$525	$51	$89	$80	$137

Supplemental noncash investing and financing activities
Restricted cash used for redemption of Class B redeemable common stock	$—	$—	$(24,000)	$—	$—

Proceeds from sales of available-for-sale restricted investments	$—	$48,231	$48,231	$20	$—

Purchases of available-for-sale restricted investments	$—	$(24,000)	$(24,000)	$(24,000)	$—

Issuance of restricted stock	$160	$19	$6,427	$39	$—

Consolidation of variable interest entity	$—	$—	$—	$24,000	$—

Treasury shares received for order flow shortfall	$—	$—	$—	$6,053	$—

Capital lease obligations issued for purchase of equipment	$—	$—	$—	$1,344	$6,020

Redemption adjustments to redeemable stock put	$(20,659)	$—	$—	$8,378	$(10,730)

Accretion of Class B redeemable common stock	$—	$—	$—	$1,768	$3,656

See accompanying notes.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements
(Information as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004 is unaudited)

1.	Nature of Business and Organization
      IntercontinentalExchange, Inc. (the “Company”) (a Delaware corporation) owns and operates an Internet-based, global electronic marketplace for facilitating trading in futures and over-the-counter (“OTC”) commodities and derivative financial products (the “Platform”). The Company owns 100% of ICE Futures Holdings Plc (formerly known as IPE Holding Plc), which is the sole shareholder of ICE Futures (formerly known as the International Petroleum Exchange of London, or the “IPE”). ICE Futures operates as a United Kingdom (“U.K.”) Recognized Investment Exchange in London, England, for the purpose of trading energy commodity futures and options contracts both electronically through the Platform and through floor-based open-outcry trading in London. Headquartered in Atlanta, Georgia, the Company also has offices in London, New York, Chicago, Houston, Singapore and recently opened a new office in Calgary in January 2005.
      The Company currently operates the Platform as an exempt commercial market (“ECM”) pursuant to the Commodity Exchange Act and regulations of the Commodity Futures Trading Commission (“CFTC”). As an ECM, the Company is required to file a notice with the CFTC, provide the CFTC with access to its trading system and respond to requests for information or records from the CFTC.
      ICE Futures is subject to supervision in the U.K. by the Financial Services Authority in accordance with the Financial Services and Markets Act 2000. ICE Futures is responsible for maintaining financial resources sufficient for the proper performance of its functions as a Recognized Investment Exchange, and, in order to satisfy this requirement, is obligated to maintain a minimum amount of liquid financial assets at all times.
      The Company also owns 100% of ICE Markets, Inc. (formerly known as ICE Services, Inc.) (“ICE Markets US”), ICE Data, L.P. (formerly known as The 10x Group, L.P.) and ICE Data LLP (formerly known as The 10x Group (UK) L.L.P) (collectively, “ICE Data”), ICE Markets Limited (formerly known as IntercontinentalExchange Services (UK) Ltd.) (“ICE Markets UK”) and IntercontinentalExchange Technologies Ltd. (“ICE Tech”). ICE Markets US is based in New York and performs global marketing and business development services for the Company, including, but not limited to, targeted promotions and client development. ICE Data is a market data services company based in Houston and London that offers subscriptions to OTC end of day reports, market price validation curves, customized data packages, real-time ICE Futures price information through terminal and license fees and real-time view only screen access to the Platform through WebICE. ICE Futures began selling its market data services through ICE Data in November 2004. WebICE is a web-based desktop service whose subscribers can view every bid, offer and trade as well as depth of market across all of the North American power and gas commodity markets traded on the Platform. ICE Markets UK, which is based in London, supports trading of European energy commodities, performs helpdesk functions and received authorization by the Financial Services Authority in January 2003 to act as an arranger of deals in investments. ICE Tech operates the fully functional disaster recovery facility for the Platform.
2.     Summary of Significant Accounting Policies
Basis of Presentation
      The accompanying consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions between the Company and its wholly-owned subsidiaries have been eliminated in consolidation.
      On March 21, 2005, the board of directors approved a reverse stock split to be effective immediately prior to the closing of the initial public offering of the Company’s common stock, which is expected to be effected at

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
a ratio of 1 for 4. The accompanying consolidated financial statements give retroactive effect to this 1 for 4 reverse stock split for all periods presented.
Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.
Segment and Geographic Information
      The Company currently has two reportable operating segments: its OTC business segment and its futures business segment. Both segments operate across domestic and international markets. Substantially all of the Company’s identifiable assets are in the U.S. and the U.K.
Cash and Cash Equivalents
      The Company considers all short-term, highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents.
Short-Term and Long-Term Investments
      The Company invests a portion of its cash in excess of short-term operating needs and a portion of its restricted cash in U.S. AAA rated 28-day Auction Rate Securities (“ARS”). The Company classifies these investments as available-for-sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. ARS are long-term instruments whose interest rates or dividends are reset frequently, usually every seven to 49 days. The reset mechanism occurs via a Dutch auction, wherein purchasers and sellers submit their orders for ARS to registered broker-dealers. The highest bid that clears the auction is the interest rate or dividend applied to the entire issue until the next auction date. While there is no guarantee that a sell order will be filled, it is rare for it not to be filled due to the high credit quality of the ARS. Even though the Company only purchases 28-day auction rate issues, the Company is required to classify these securities as short-term investments instead of cash equivalents in the accompanying consolidated balance sheets as the original maturity of the ARS is in excess of 90 days. As of December 31, 2004, the contractural maturities of these securities are in excess of ten years. The ARS investments are classified as current assets based upon the Company’s intent and ability to use these investments as necessary for short-term requirements.
      In August 2005, the Company adopted a new cash investment policy, and began investing excess cash in investment-grade marketable debt securities. These investments are also classified as available-for-sale in accordance with SFAS No. 115. The Company does not have any investments classified as held-to-maturity or trading. Investments that the Company intends to hold for more than one year are classified as long-term investments.
      Available-for-sale investments are carried at their fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. Realized gains and losses, and declines in value deemed to be other-than-temporary on available-for-sale investments, are recognized currently in earnings.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Restricted Cash and Restricted Short-Term Investments
      The Company classifies all cash and short-term investments that are not available for general use by the Company, either due to Financial Services Authority requirements or through restrictions in specific agreements, as restricted in the accompanying consolidated balance sheets (Note 3).
Property and Equipment
      Property and equipment are recorded at cost, reduced by accumulated depreciation (Note 4). Depreciation and amortization expense is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated useful life of the asset. The Company reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed. Gains on disposals of property and equipment are included in other income and losses on disposals of property and equipment are included in depreciation expense. Maintenance and repairs are expensed as incurred.
Software Development Costs
      The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Software development costs incurred during the preliminary or maintenance project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed three years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.
Interest Costs
      The Company’s policy is to capitalize qualified interest costs incurred on internally developed software projects that are in the application development stage and that extend beyond six months. For the years ended December 31, 2004, 2003 and 2002, the Company incurred interest costs of $137,000, $80,000 and $400,000, respectively. No interest was capitalized during the years ended December 31, 2004, 2003 and 2002 as no internally developed software projects extended beyond six months.
Goodwill and Other Intangible Assets
      The Company has recorded goodwill for the excess of the purchase price for its acquisition of the International Petroleum Exchange (which we renamed ICE Futures in October 2005) in June 2001 over the fair value of identifiable net assets acquired, including other identified intangible assets (Note 5). The Company recognizes specifically identifiable intangibles when a specific right or contract is acquired. Finite-lived intangible assets are amortized on a straight-line basis over the lesser of their contractual or estimated useful lives.
      The Company’s indefinite-lived intangible assets are evaluated for impairment annually in its fiscal fourth quarter or sooner if events indicate that the asset may be impaired. Such evaluation includes comparing the fair value of the asset with its carrying value. If the fair value of the indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference. The reporting unit level for the Company’s goodwill and the majority of its other intangible assets is the futures business segment,

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
which relates to the operations of ICE Futures. This analysis did not result in an impairment charge during the years ended December 31, 2004, 2003 or 2002.
      The Company tests its goodwill for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill and other intangible assets, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the carrying value of the reporting unit exceeds its fair value, an impairment charge is recorded equal to the extent that the carrying amount of goodwill exceeds its implied fair value.
Intellectual Property
      All costs related to internally developed patents and trademarks are expensed as incurred. All costs related to purchased patents, trademarks and internet domain names are recorded as other intangible assets and are amortized on a straight-line basis over their estimated useful lives. All costs related to licensed patents are capitalized and amortized on a straight-line basis over the term of the license.
Long-Lived Assets and Finite-Lived Intangible Assets
      The Company reviews its property and equipment and finite-lived intangible assets, for impairment at each balance sheet date and whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets.
Income Taxes
      The Company and its U.S. subsidiaries file a consolidated U.S. federal income tax return. State income tax returns are filed on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. The Company’s foreign subsidiaries are based in the U.K. and they file separate local country income tax returns and take advantage of the U.K.’s group relief provisions when applicable. The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expenses and benefits are recognized for changes in deferred tax assets and liabilities.
      The difference between our actual income tax rate and our effective tax rate for a given period is primarily a reflection of the tax effects of our foreign operations, general business and tax credits, state income taxes and the non-deductibility of certain expenses. We have provided for U.S. income taxes on all undistributed earnings of our foreign subsidiaries as they are not expected to be permanently reinvested.
Revenue Recognition
      The Company’s revenues primarily consist of commission and exchange fee revenues for OTC transactions executed over the Platform and for futures transactions executed through ICE Futures and are recognized on the date the transactions occur. The Company calculates the commission fee revenues based on the volume of each commodity traded on the Platform multiplied by the commission rate for each commodity type. ICE Futures exchange fee revenues are determined on the basis of an exchange fee charged for each

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
“lot” or contract traded on the exchange. Exchange fees are calculated by LCH.Clearnet (formerly the London Clearing House or “LCH”) on ICE Futures’ behalf and are transferred to ICE Futures on a monthly basis. The LCH, which is a leading clearinghouse based in London, also calculates and collects fees for cleared OTC contracts traded on the Platform.
      Transaction fees are recorded net of rebates of $3.3 million, $981,000 and $887,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company rebates a portion of the exchange fees paid by ICE Futures independent local traders for lots bought and sold on the same day for the same price. The Company also rebates a portion of the commission fees paid by certain market makers in the OTC business. The 2004 rebates include $2.3 million for a two month rebate program in November and December 2004 designed to promote electronic futures trading in the Brent Crude futures market on the Platform.
      Data services revenues include terminal and license fees received from data vendors in exchange for the provision of real-time ICE Futures price information. Data services fees are charged to data vendors on a monthly basis based on the number and type of terminals they have carrying ICE Futures data. Each data vendor also pays an annual license fee to ICE Futures, which is deferred and recognized as revenue ratably over the period of the annual license. Data services revenues include view-only access charges to subscribers to view real-time OTC price information on the Platform through ICE Data. ICE Data also publishes end of day trading and price reports and provides Market Price Validation services. The Market Price Validation service provides validation of long-dated and illiquid swaps and options valuations based on inputs from counterparties in the marketplace submitting their trader valuations for open positions. ICE Data invoices its subscribers either on a monthly or annual basis. For those ICE Data subscribers billed on an annual basis, the revenues are deferred and amortized ratably over the period of the annual subscriptions.
      Trading access revenues include monthly minimum commission shortfall fees charged to customers that are signed up to trade on the OTC Platform. The monthly minimum commission amount for each company is based on the number of users at each company signed up to trade on the Platform. The difference between the monthly minimum commission total for each company and the actual amount of commissions paid that month for trading activity is recognized as monthly minimum commission shortfall trading access revenues. The actual amount of commissions paid that month for trading activity is recognized as transaction fee revenues. Trading access revenues also relate to annual member subscription and system user fees charged to ICE Futures customers, which are deferred and amortized ratably over the periods to which they relate.
      Other revenues primarily relate to revenue generated from ICE Futures equipment rentals, ICE Futures communications charges and ICE Futures training seminars, and are recognized as services are provided. ICE Futures equipment rentals are charged in advance and are amortized ratably over the period to which they relate. Other revenues also include licensing and service fees charged to the Chicago Climate Exchange, Inc. The Chicago Climate Exchange is a self-regulated exchange that administers a voluntary multi-sector greenhouse gas reduction and trading program for North America. The Company has been contracted to provide, design and service the Chicago Climate Exchange’s electronic trading platform. The license and service fees are billed in advance to the Chicago Climate Exchange on a monthly basis and are recognized as services are provided. We recognize technology development fees as revenues when the development work is completed and accepted by the Chicago Climate Exchange.
Sources of Supplies
      The Company uses ten primary vendors for equipment used in the Platform and its network. If these vendors were unable to meet the Company’s needs, management believes that the Company could obtain this equipment from other vendors on comparable terms and that its operating results would not be materially adversely affected.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Credit Risk and Significant Customers
      The Company’s accounts receivable related to its OTC business segment subjects the Company to credit risk, as the Company does not require its customers to post collateral for bilateral trades. The Company does not risk its own capital in transactions or extend credit to market participants in any commodities markets. The Company limits its risk of loss by allowing trading access to the Platform to companies that qualify as eligible commercial entities, as defined in the Commodity Exchange Act, and by terminating access to the Platform by entities with delinquent accounts.
      Beginning in January 2003, the Company received approval from the CFTC permitting registered traders and locals with floor or electronic trading privileges on any regulated U.S. futures exchange to qualify as eligible commercial entities and, therefore, to execute OTC transactions on the Platform. The Company also received approval in October 2004 from the CFTC permitting ICE Futures’ registered brokers and local traders to transact in the OTC markets for their own accounts. This has allowed ICE Futures members and traders access to both the futures markets and the OTC markets on one screen via the Platform. The launch and growth of cleared OTC products also limits the Company’s risk of loss in its OTC business as the LCH collects cleared transaction fees on the date the transactions occur and transfers these fees to the Company on a monthly basis. The LCH serves as the central counterparty to all trades executed by its members. During the year ended December 31, 2004, 54% of the OTC business segment commission fee revenues were from cleared trades.
      The Company’s large customer base also mitigates the concentration of credit risk as the Company had over 660 companies registered to trade on the Platform as of December 31, 2004 and another 200 companies with view-only access rights through ICE Data. There were no accounts receivable balances greater than 10% of total consolidated accounts receivable as of September 30, 2005, December 31, 2004 or December 31, 2003.
      Revenues from one customer, which was a related-party for a portion of the year ended December 31, 2002, comprised 10% of total consolidated revenues for the year ended December 31, 2002. No other customer accounted for more than 10% of total consolidated revenues during any of the periods presented in the accompanying consolidated statements of income, including the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004 and 2003. See Note 12 where related-parties are discussed in more detail.
Stock-Based Compensation
      The Company currently sponsors an employee stock option plan, described more fully in Note 10. The Company accounts for the stock-based compensation plan under the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Therefore, the Company recognizes no compensation expense for the stock option grants as long as the exercise price is equal to or more than the fair value of the shares at the date of grant. The Company has adopted the disclosure-only provisions under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Please refer to the New Accounting Pronouncements section of Note 2 for information regarding the Company’s plans regarding the implementation of SFAS No. 123 (revised 2004), Share-Based Payment. Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
income available to common shareholders and earnings per common share for the nine months ended September 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002 would be as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands, except per share amounts)
Net income available to common shareholders, as reported	$4,891	$17,110	$21,949	$19,987	$20,320
Add: Stock-based compensation expense included in reported net income, net of tax	816	4	243	4	—
Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of tax	(5,099)	(3,124)	(4,970)	(3,494)	(2,638)

Net income available to common shareholders, pro forma	$608	$13,990	$17,222	$16,497	$17,682

Earnings per common share:
Basic — as reported	$0.09	$0.32	$0.42	$0.37	$0.37

Basic — pro forma	$0.01	$0.26	$0.33	$0.30	$0.33

Diluted — as reported	$0.09	$0.32	$0.41	$0.37	$0.37

Diluted — pro forma	$0.01	$0.26	$0.32	$0.30	$0.32

Earnings Per Common Share
      Basic earnings per common share is calculated using the weighted average common shares outstanding during the year. Common equivalent shares from stock options, restricted stock awards and warrants, using the treasury stock method, are also included in the diluted per share calculations unless their effect of inclusion would be antidilutive (Note 17).
Treasury Stock
      The Company records treasury stock activities under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock (Note 10).
Fair Value of Financial Instruments
      SFAS No. 107, Disclosure about the Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated balance sheets. The Company’s financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, short-term and long-term debt and other short-term assets and liabilities. Based on the short-term nature of these financial instruments or their market rates, the estimated fair values of the Company’s financial instruments approximate their carrying values as of December 31, 2004 and 2003.
Foreign Currency Transaction Adjustments and Transactions
      The functional currency of the Company’s foreign subsidiaries is the U.K. pounds sterling. The Company translates these assets and liabilities into U.S. dollars using period-end exchange rates and revenues and

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity in the accompanying consolidated balance sheets and in the consolidated statements of comprehensive income. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or the Company’s foreign subsidiaries cash accounts held in U.S. dollars, are included in other income (expense) in the accompanying consolidated statements of income and resulted in net gains (losses) of $1.4 million and ($73,000), during the nine months ended September 30, 2005 and 2004, respectively, and ($1.4 million), ($644,000) and ($149,000) for the years ended December 31, 2004, 2003 and 2002, respectively.
Hedging
      During the years ended December 31, 2004 and 2003, the Company entered into foreign currency hedging activities primarily to protect the net investment in its foreign subsidiaries (Note 14). In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company is required to recognize all derivative financial instruments as either assets or liabilities in the accompanying consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments are immediately recognized in earnings. The Company’s foreign exchange forward contracts entered into during the years ended December 31, 2004 and 2003 met the requirements for hedge accounting, including correlation, and qualified as effective hedges. Therefore, all gains or losses on these foreign exchange forward contracts have been reflected in other comprehensive income in the accompanying consolidated statements of comprehensive income and balance sheets.
Marketing and Promotional Fees
      Advertising costs, including print advertising and production costs, product promotion campaigns and seminar, conference and convention costs related to trade shows and other industry events, are expensed as incurred. The Company incurred advertising costs of $849,000, $1.2 million and $1.4 million during the years ended December 31, 2004, 2003 and 2002, respectively.
New Accounting Pronouncements
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.
      The SEC announced on April 14, 2005 that it would provide for a phased-in implementation process for SFAS No. 123(R). The SEC would require that registrants that are not small business issuers adopt SFAS No. 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. As a result, non-small business registrants with a fiscal year ended December 31 will not be required to adopt SFAS No. 123(R) until January 1, 2006, a delay of six months. Early adoption will be permitted in periods in which financial statements have not been issued. The Company expects to adopt SFAS No. 123(R) on January 1, 2006.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      SFAS No. 123(R) permits companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      The Company plans to adopt SFAS No. 123(R) using the modified prospective method.
      As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Notes 2 and 10. It should be noted that there are certain differences between the requirements of SFAS No. 123 and SFAS No. 123(R) that may result in a material difference in the impact of the fair value calculations on the Company’s net income and earnings per share. This includes the requirement under SFAS No. 123(R) to estimate forfeitures, the requirement that an excess tax benefit reduces taxes payable before it is realized, potential changes to the capitalization of compensation cost and the Company’s use of industry volatility figures in prior periods.
      SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts may be in the future because they depend on, among other things, when employees exercise stock options. The Company did not recognize any tax deductions in excess of the recognized compensation cost for the years ended December 31, 2004, 2003 and 2002.
      In December 2004, FASB Staff Position No. SFAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FSP SFAS 109-2”) was issued. FSP SFAS 109-2 provides guidance under SFAS 109, Accounting for Income Taxes (“SFAS No. 109”), for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”), enacted on October 22, 2004. FSP SFAS 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Jobs Act before applying the requirements of FSP SFAS 109-2.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for the Company as of January 1, 2006. We do not believe that the adoption of SFAS No. 154 will have a material impact on the Company’s consolidated financial statements.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Reclassifications
      Certain prior year amounts have been reclassified to conform to the current year’s financial statement presentation.
Unaudited Interim Financial Information
      The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the SEC regarding interim financial reporting. Accordingly, the unaudited interim consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the audited consolidated financial statements and related notes thereto. The accompanying unaudited consolidated financial statements reflect all adjustments that are, in the opinion of the Company’s management, necessary for a fair presentation of results for the interim periods presented. Preparing financial statements requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for any future period or the full fiscal year.
Unaudited Pro Forma Information
      In October 2005, the Company entered into an agreement with its predecessor company, Continental Power Exchange, Inc., to cancel the redeemable stock put (Notes 9 and 20) dependent upon the consummation of the Company’s planned initial public offering. The pro forma balance sheet gives effect to the cancellation of the redeemable stock put as if it had occurred as of September 30, 2005. The pro forma balance sheet impact of the cancellation of the redeemable stock put as of September 30, 2005 will be a reduction to the redeemable stock put of $38.2 million and a corresponding increase to additional paid-in capital of $38.2 million. The value of the redeemable stock put will be adjusted to reflect any difference in the share price of the Company’s common stock as of the closing of the planned initial public offering from the share price of the Company’s common stock as of September 30, 2005. The balance sheet impact of the put cancellation as of the closing of the Company’s initial public offering will be a reduction to the redeemable stock put balance of an amount equal to the share price of the Company’s common stock as of the closing of the planned initial public offering multiplied by the number of shares underlying the put, and a corresponding increase to additional paid-in capital.

3.	Restricted Cash, Short-Term and Long-Term Investments
      As a Recognized Investment Exchange, the Financial Services Authority requires ICE Futures to restrict the use of the equivalent of six months of operating expenditures in cash or cash equivalents at all times. As of December 31, 2004 and 2003, this amount was equal to $12.4 million and $11.9 million, respectively, and is reflected as restricted cash in the accompanying consolidated balance sheets.
      ICE Markets UK is regulated by the Financial Services Authority as an agency broker. The Financial Services Authority requires ICE Markets UK to maintain a minimum level of financial resources, which is calculated annually on the basis of 1/4 of the relevant annual expenditures, adjusted for any illiquid assets. As of December 31, 2004 and 2003, the resource requirement was equal to $1.0 million and $874,000, respectively, and is reflected as restricted cash in the accompanying consolidated balance sheets.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      In November 2004, the Company entered into a $25.0 million revolving credit agreement with Wachovia Bank, National Association (“Wachovia”) (Note 7). The Company is required to maintain a $5.0 million money market account with Wachovia until it has transferred the primary domestic and international deposit accounts to the lender, which will likely occur during 2005. As of December 31, 2004, this $5.0 million balance is reflected as restricted cash in the accompanying consolidated balance sheets.
      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. Previously, entities were generally consolidated by a company that has a controlling financial interest through ownership of a majority voting interest in the entity. The Company was required to adopt FIN 46 in the first quarter of 2004, but chose to adopt it early during November 2003.
      The Company had an interest in a special purpose or variable interest entity that it previously was not required to consolidate based on preexisting authoritative accounting guidance. However, given that the Company had the ability to receive all of the variable interest entity’s expected residual losses and returns, the Company was considered the primary beneficiary under FIN 46 and was required to consolidate the entity. The result of the adoption of FIN 46 and the consolidation of the variable interest entity in November 2003 was an increase to restricted short-term investments and a corresponding increase to additional paid-in capital for $24.0 million. The $24.0 million held by the special purpose entity was pledged to a bank as a guarantee to secure a letter-of-credit facility for the Company’s Class B redeemable common stock and was invested in ARS investments. Therefore, these amounts were classified as restricted short-term investments in the accompanying consolidated balance sheets as of December 31, 2003. The Class B redeemable common stock was redeemed in November 2004 and the entire $24.0 million in restricted short-term investments was used for a portion of the redemption (Note 8).
      Short-term and long-term investments consist of available-for-sale securities. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. The cost of securities sold is based on the specific identification method. All available-for-sale securities held by the Company on September 30, 2005 are corporate debt securities.
      On September 30, 2005, available-for-sale securities consisted of the following (in thousands):
      Available-for-sale securities:

		Gross Unrealized	Gross Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Debt securities	$38,854	$256	$(161)	$38,949
      Based on the short-term nature of the 28-day auction rate issues and their market rates, the estimated fair value of the ARS approximates carrying value. Therefore no unrealized gains or losses were recorded on available-for-sale securities in prior periods.
      The contractual maturities of these investments as of September 30, 2005, were as follows (in thousands):

Estimated Fair value

Maturities:
Less than one year	$11,998
One to two years	26,951

Total	$38,949

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Proceeds from sales of available-for-sale investments, including the restricted short-term investments, were $15.2 million and $74.4 million for the nine months ended September 30, 2005 and 2004, respectively, and $78.7 million, $11.1 million and $49.2 million during the years ended December 31, 2004, 2003 and 2002, respectively. Purchases of available-for-sale investments, including the restricted short-term investments, were $49.8 million and $41.5 million for the nine months ended September 30, 2005 and 2004, respectively, and $48.0 million, $43.0 million and $53.0 million during the years ended December 31, 2004, 2003 and 2002, respectively. Net realized gains on the available-for-sale investments, including the restricted short-term investments, were $69,000 and $362,000 for the nine months ended September 30, 2005 and 2004, respectively, and $394,000, $116,000 and $165,000 during the years ended December 31, 2004, 2003 and 2002, respectively, and have been classified as interest income in the accompanying consolidated statements of income.

4.	Property and Equipment
      Property and equipment consisted of the following as of December 31, 2004 and 2003:

	December 31,
			Depreciation
	2004	2003	Period

			(in years)
	(in thousands)
Land	$3,832	$3,569	–
Computer and network equipment	22,964	21,161	3 to 4
Software and internally developed software	37,058	31,643	3
Office furniture and equipment	2,263	1,964	5
Leasehold improvements	2,010	1,858	7

	68,127	60,195
Less accumulated depreciation and amortization	(48,763)	(34,570)

Property and equipment, net	$19,364	$25,625

      For the years ended December 31, 2004, 2003 and 2002, amortization of software and internally developed software was $8.3 million, $9.1 million and $6.0 million, respectively, and depreciation of all other property and equipment was $5.2 million, $7.3 million and $6.0 million, respectively.
      In January 2004, the Company extended the remaining estimated useful lives of various computer and network equipment from March 2005 to December 2005. The Company’s decision to extend the useful lives of these assets was based on an internal analysis that indicated the estimated useful lives would extend beyond the original estimate of three years. This had the impact of deferring $676,000 of depreciation expense, $440,000 on an after tax basis, that would have otherwise been recorded during the year ended December 31, 2004. The change in estimate had no impact on earnings per share as reported during the year ended December 31, 2004. We will continue to review the remaining estimated useful lives of our property and equipment and will make adjustments whenever events or changes in circumstances indicate that the remaining useful lives have changed.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

5.	Goodwill and Other Intangible Assets
      Goodwill and other intangible assets and the related accumulated amortization consisted of the following as of December 31, 2004 and 2003:

	December 31,

	2004	2003

	(in thousands)
Goodwill from the ICE Futures acquisition	$84,713	$78,903
ICE Futures Customer relationships	5,978	5,568
Recognized Investment Exchange license	1,473	1,373
Trademark and internet domain names	665	665

	92,829	86,509
Less accumulated amortization	(6,754)	(5,061)

Goodwill and other intangible assets, net	$86,075	$81,448

      ICE Futures has contractual customer relationships with its members and quote vendors. A member is defined as a company and/or an individual who has rights to execute and/or clear exchange trades directly through the ICE Futures exchange. A quote or data vendor is defined as a data reseller who distributes ICE Futures real-time price information to its customers. These customer relationships have been classified as intangible assets and are being amortized over their estimated useful lives of five years. As of December 31, 2004 and 2003, the net carrying value of these customer relationships totaled $1.8 million and $2.7 million, respectively.
      As discussed in Note 1, ICE Futures is a Recognized Investment Exchange that is regulated by the Financial Services Authority in accordance with the Financial Services and Markets Act 2000. The Recognized Investment Exchange status allows ICE Futures to carry out its business as a futures and options exchange. The process of obtaining recognition as an Investment Exchange in the U.K. involves applicants incurring significant time and legal expense, which the Company avoided by its acquisition of ICE Futures. ICE Futures’ Recognized Investment Exchange status has therefore been classified as an intangible asset due to its operating agreement/license with the Financial Services Authority. In accordance with the adoption of SFAS No. 142 on January 1, 2002 as discussed in Note 2, the Company did not recognize any amortization expense on the Recognized Investment Exchange license intangible asset during the years ended December 31, 2004, 2003 and 2002 as it has an indefinite useful life. As of December 31, 2004 and 2003, the carrying value of the Recognized Investment Exchange license totaled $1.4 million and $1.3 million, respectively.
      During 2003, the Company purchased trademarks and internet domain names from various third parties for $665,000. These trademarks and internet domain names have been classified as intangible assets and are being amortized over their estimated useful lives of five years. As of December 31, 2004 and 2003, the carrying value of these trademarks and internet domain names totaled $433,000 and $566,000, respectively.
      In accordance SFAS No. 142, the Company did not recognize any amortization expense on goodwill during the years ended December 31, 2004, 2003 and 2002. As of December 31, 2004 and 2003, the Company’s goodwill balance totaled $82.5 million and $76.8 million, respectively. The increase in goodwill and other intangible assets primarily resulted from translation adjustments.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      For the years ended December 31, 2004, 2003 and 2002, amortization of other intangible assets was $1.5 million, $1.0 million and $876,000, respectively. The Company expects future amortization expense from other intangible assets as of December 31, 2004 to be as follows (in thousands):

2005	$1,329
2006	691
2007	133
2008	34

$2,187

6.	Deferred Revenue
      Deferred revenue relates to the unamortized annual billings for ICE Futures member subscription and user fees, ICE Futures equipment rentals and ICE Futures and ICE Data market data services, reports and subscriptions which are recognized as revenue as services are provided. Deferred revenue also includes the Chicago Climate Exchange license and service fees that are billed monthly in advance and for certain ICE Futures training seminars that are pre-billed.

7.	Current and Long-Term Debt
Revolving Credit Facility
      On November 17, 2004, the Company entered into a $25.0 million revolving credit agreement (the “Facility”) with Wachovia. Under the terms of the Facility, the Company can borrow an aggregate principal amount of up to $25.0 million at any time from the closing date of the Facility through the termination date of the Facility, which is November 17, 2006. The Company also has the right to repay and reborrow loans or to permanently reduce in whole or in part the amount available under the Facility at any time prior to the termination date of the Facility without premium or penalty. The Facility includes an unused line fee that is equal to the unused maximum revolver amount multiplied by an applicable margin rate and is payable on a quarterly basis. The applicable margin rate ranges from 0.15% to 0.25% based on a cash flow leverage ratio calculated on a trailing twelve month period. Based on this calculation, the applicable margin rate was 0.15% as of December 31, 2004.
      The loans under the Facility bear interest on the principal amounts outstanding at a rate of LIBOR plus an applicable margin. The Company has the option to select the interest period applicable to any loans at the time of borrowing. The interest periods shall either be a daily LIBOR market index loan or a LIBOR rate loan with a period of one, three or six months. Interest on each LIBOR market index loan shall be payable on a monthly basis and the interest on the LIBOR rate loans shall be payable on the last day of each interest period. However, if the interest period is six months, interest shall be payable at and on the last day of each three month period during the interest period. The applicable margin rate ranges from 0.85% to 1.05% based on a cash flow leverage ratio calculated on a trailing twelve month period. As of December 31, 2004, the applicable margin rate was 0.85%.
      The Company borrowed the entire $25.0 million available under the Facility on November 23, 2004. These funds were used for a portion of the $67.5 million redemption of the Company’s Class B redeemable common stock that occurred in November 2004 (Note 8). As of December 31, 2004, $13.0 million was held in a six month LIBOR rate loan with a locked-in interest rate, including the applicable margin rate, of 3.40%. The remaining balance of $12.0 million was held in a daily LIBOR market index loan with an interest rate, including the applicable margin rate, of 3.25% as of December 31, 2004. The Company repaid the $12.0 million LIBOR market index loan in January 2005 with excess cash. Therefore, the $12.0 million was shown as a current liability in the accompanying consolidated balance sheets as of December 31, 2004.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The Facility has a negative pledge on all the assets of the Company. The Facility also contains certain affirmative and negative covenants including, but not limited to, cash flow leverage ratios, minimum tangible net worth ratios and limitations or approvals needed from Wachovia for acquisitions, investments, external debt and other fundamental changes to the business.
      On October 18, 2005, the Company entered into an amendment to the Facility. Under the amended Facility, the Company can borrow an aggregate principal amount of up to $50.0 million at any time through November 17, 2007. As consideration for this change, the Company paid an amendment fee to Wachovia of $175,000.
Term Notes Payable
      In May 2000, the Company entered into a related-party term loan note agreement with two of the founding shareholders of the Company (the “Term Notes”). The Term Notes bore interest on the principal amounts at one-month LIBOR, with interest compounding monthly and payable at the maturity date. Interest of $264,000 was accrued to the principal balance of the Term Notes during the year ended December 31, 2002 in accordance with the terms of the Term Notes agreements. The Term Notes matured and $16.5 million was repaid in November 2002. The Term Notes were cancelled and all liens associated therewith were released in November 2002.

8.	Class B Redeemable Common Stock
      In June 2001, the Company purchased the ICE Futures. The Company acquired the share capital of ICE Futures in a tax-free stock-for-stock exchange. Each ICE Futures shareholder received, for each share tendered to the Company, one Class A, Series 1 common share and one Class B redeemable common share of the Company, for an aggregate total of 2,862,579 Class A, Series 1 shares and 2,862,579 Class B redeemable shares.
      Under the terms of the offer and the Company’s charter, the Class B redeemable shares had an aggregate redemption value of $67.5 million and were subject to redemption at the holder’s option for $23.58 per share following the first anniversary of the date on which the IPE Brent Crude futures contract and the IPE Gas Oil futures contract have traded exclusively for ten consecutive days through an electronic trading platform. The Class B redeemable shares were also subject to redemption at the holder’s option if certain redemption trigger events occurred including, but not limited to, if the Company decided not to proceed with an electronic trading platform for the IPE Brent Crude futures contract and the IPE Gas Oil futures contract.
      The Company recorded the issuance of the Class B redeemable shares at their discounted present value of $60.2 million at the date of issuance, and accreted to the redemption value based on the effective interest method over a two-year period ended in June 2003. June 15, 2003 was the earliest potential redemption date under the terms of the Class B redeemable shares. During the years ended December 31, 2003 and 2002, the Company recorded $1.8 million and $3.7 million, respectively, in accretion directly to retained earnings related to the Class B redeemable shares.
      On November 5, 2004, pursuant to a vote of the Company’s shareholders, the Company amended its charter to provide the Company with a mandatory right of redemption with respect to the Class B redeemable shares. The Company could redeem all but not less than all of the outstanding shares of the Class B redeemable shares at the redemption price at its option with a five day notice period. On November 23, 2004, the Company exercised the mandatory redemption option and redeemed all 2,862,579 Class B redeemable shares at the $23.58 redemption value for an aggregate redemption price of $67.5 million. The Company used the $25.0 million available under the Facility (Note 7), the $24.0 million available under the letter-of-credit facility (Note 3) and $18.5 million of its excess cash for the $67.5 million redemption. The Class B

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
redeemable shares received in connection with the redemption hold the status of undesignated shares of common stock (Note 10).
      The Company exercised the mandatory redemption option for several reasons. Facilitating an early redemption of the Class B redeemable stock permitted the Company to eliminate existing credit support arrangements attached to the unfulfilled redemption obligations that existed with respect to the Class B redeemable stock. Such credit support arrangements have in practice restricted the Company’s ability to incur material debt, to expand its business and to finance potential acquisitions. The Company also anticipated that ICE Futures would move to exclusive electronic trading during 2005, at which time the Company would have been obligated to redeem the Class B redeemable stock at the $23.58 cash redemption value following the anniversary date.

9.	Redeemable Stock Put
      Continental Power Exchange, Inc. is owned by a senior officer of the Company. The Company currently has a put agreement with Continental Power Exchange, Inc. Under the terms of the put agreement, in certain circumstances, Continental Power Exchange, Inc. has the right to require the Company to purchase a portion of the Company’s common stock held by Continental Power Exchange, Inc. for an amount equal to the greater of fair market value at the date the put is exercised, or $5.0 million. Of the 2,406,935 shares of the Company’s common stock currently owned by Continental Power Exchange, Inc., 2,197,813 shares are subject to the put agreement. Based on the $17.40 and $8.00 estimated fair value of the Company’s common stock as of September 30, 2005 and December 31, 2004, respectively, the fair market value of the common stock held by Continental Power Exchange, Inc. is in excess of the $5.0 million threshold. Upon exercise of the put option, the Company can either pay cash within 30 days of the exercise or can elect to issue a promissory note and defer payment for one year, with interest accruing on the note at LIBOR plus 1%. Continental Power Exchange, Inc. currently has the right to exercise the put option upon the termination, retirement, death or disability of the senior officer, exercisable at any time within six months of such an event.
      The Company initially recorded the put agreement with Continental Power Exchange, Inc. (the “Redeemable Stock Put”) at the minimum $5.0 million redemption threshold. The Company has adjusted the Redeemable Stock Put to its redemption amount at each subsequent balance sheet date. The adjustment to the redemption amount has been recorded directly to retained earnings or, in the absence of positive retained earnings, by charges against paid-in capital. The Company reduced the Redeemable Stock Put by $8.4 million during the year ended December 31, 2003 and increased it by $10.7 million during the year ended December 31, 2002. These adjustments resulted from changes in the estimated fair value of the Company’s common stock of $7.04 per share as of December 31, 2001, $12.00 per share as of December 31, 2002 and $8.00 per share as of December 31, 2003. The Company increased the Redeemable Stock Put by $20.7 million during the nine months ended September 30, 2005 resulting from an increase in the estimated fair value of the Company’s common stock from $8.00 per share as of December 31, 2004 to $17.40 per share as of September 30, 2005. In October 2005, the Company entered into an agreement with Continental Power Exchange, Inc. to cancel the Redeemable Stock Put dependent upon the consummation of the Company’s planned initial public offering (Note 20). Pro forma balance sheet information has been presented to give effect to the cancellation of the Redeemable Stock Put, as if it had occurred as of September 30, 2005 (Note 2). As part of the Company’s agreement with Continental Power Exchange, Inc. to cancel the Redeemable Stock Put effective upon the closing of the Company’s initial public offering, the Company agreed to amend Continental Power Exchange, Inc.’s registration rights with respect to its 2,197,813 shares of Class A2 common stock. In addition to extending customary demand and piggy-back registration rights for a twelve-month period from a six-month period following the termination of Mr. Sprecher’s employment with the Company, the Company has agreed to pay all underwriting discounts, broker’s fees and selling commissions incurred by Continental Power Exchange, Inc. in connection with selling its shares pursuant to

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
the registration rights granted under the agreement. In no event will the aggregate amount payable by the Company for these underwriting fees exceed $4.5 million. The Company has not accrued for these fees because payment is not currently probable and the amount payable, if any, cannot be reasonably estimated at this time.

10.	Shareholders’ Equity
Common Stock
      The following table summarizes the number and classes of shares of common stock authorized for issuance by the Company as of December 31, 2004 and 2003:

	Number of Shares Authorized
	as of December 31,
			Par
	2004	2003	Value

Class A common stock, Series 1	5,725,159	5,725,159	$.01
Class A common stock, Series 2	75,000,000	75,000,000	$.01
Class B redeemable common stock (Note 8)	—	2,862,579	$.01
Undesignated shares of common stock	2,862,579	—	—
      Shares of Class A and Class B common stock are identical in all respects and entitle the holders to the same rights and privileges with respect to dividends, liquidation preferences and voting rights, except that the Class B shares were redeemable, as described in Note 8.
      As discussed in Note 8, the Company redeemed the Class B redeemable shares in November 2004. The Company’s charter provides that upon payment of the redemption price, all rights in respect of the Class B redeemable shares ceased, no Class B redeemable shares may be reissued and all such re-acquired shares shall hold the status of undesignated shares of common stock.
Stock Option Plan
      The Company has adopted the IntercontinentalExchange, Inc. 2000 Stock Option Plan (the “Plan”). As of December 31, 2004, there are 5,250,000 shares of common stock reserved for issuance under the Plan.
      Stock options are granted at the discretion of the compensation committee of the board of directors. The Company may grant, under provisions of the Plan, both incentive stock options and nonqualified stock options. The options generally vest over four years, but can vest at different intervals based on the compensation committee’s determination. Generally, options may be exercised up to ten years after the date of grant, but

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
generally expire 14 days after termination of employment. The following is a summary of options for the years ended December 31, 2004, 2003 and 2002:

		Weighted
		Average
	Number of	Exercise Price
	Options	Per Option

Outstanding at January 1, 2002	690,676	$5.24
Granted	2,183,086	12.00
Exercised	(5,540)	4.84
Forfeited	(191,606)	8.92

Outstanding at December 31, 2002	2,676,616	10.48
Granted	1,784,588	8.12
Exercised	(2,500)	9.52
Forfeited	(125,092)	10.08

Outstanding at December 31, 2003	4,333,612	9.52
Granted	1,661,645	8.00
Exercised	(2,250)	6.40
Forfeited	(1,118,933)	11.80

Outstanding at December 31, 2004	4,874,074	8.48

      Details of options outstanding as of December 31, 2004 are as follows:

		Weighted
		Average
		Remaining
	Options	Contractual	Options
Exercise Price	Outstanding	Life	Exercisable

$4.20	379,484	5.54	379,484
7.04	162,833	6.31	148,390
8.00	3,351,233	9.37	424,240
12.00	980,522	7.46	617,031
      Of the options outstanding at December 31, 2004, 1,569,147 were exercisable at a weighted-average exercise price of $8.56. Of the options outstanding at December 31, 2003, 1,255,796 were exercisable at a weighted-average exercise price of $9.52. Of the options outstanding at December 31, 2002, 320,063 were exercisable at a weighted-average exercise price of $4.88. All stock options were granted at a price equal to the estimated fair value of the common stock at the date of grant as determined by the compensation committee. This determination was primarily based on a valuation performed by an independent third party.
      Of the 1,661,645 options granted during 2004, all were granted during the quarter ended December 31, 2004. These options were granted at an exercise price of $8.00 per share, which was equal to the estimated fair value of the common stock at the dates of grant as determined by the Company’s board of directors, primarily based on a contemporaneous valuation performed by an independent third party. These options had no intrinsic value due to the exercise price being equal to the fair value on the dates of grant.
      The Company has historically issued one large stock option grant during the fourth quarter of each year and has on occasion issued smaller stock grants during the year, primarily for new employees. An independent valuation is performed just prior to the fourth quarter stock option grant to assist the Company’s board of directors in determining the fair market value of the Company’s common stock. The fair market value is reviewed by the Company’s board of directors throughout the year for the valuation of the smaller stock option grants based on various factors, including the Company’s financial performance and any independent sales of the Company stock by existing shareholders since the date of the last independent valuation.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Pro forma information regarding net income and earnings per share, as presented in Note 2, is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company has accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model is the most common method under SFAS No. 123 for computing fair value. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics than the Company’s employee stock options. The model is also sensitive to changes in subjective assumptions which can materially affect fair value estimates. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options. The pro forma results are not intended to be indicative of or a projection of future results.
      For SFAS No. 123 disclosure purposes, the Company, using the Black-Scholes option pricing model and the weighted-average assumptions included in the table below, has computed the value of all options for shares of common stock granted to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

	Year Ended December 31,

Assumptions	2004	2003	2002

Risk-free interest rate	3.4%	3.2%	4.4%
Expected life in years	5	5	5
Expected volatility	49%	40%	59%
Expected dividend yield	0%	0%	0%
Estimated weighted-average fair value of options granted per share	$3.72	$3.28	$6.52
      On January 5, 2005, the compensation committee granted options to members of the board of directors to purchase 175,000 shares of common stock under the Plan at $8.00 per share. All options were granted at a price equal to the estimated fair value of the common stock on the date of grant as determined by the compensation committee. These options vest over four years and expire ten years after the date of grant.
Restricted Stock Deferral Plan for Outside Directors
      The Company has adopted the IntercontinentalExchange, Inc. 2003 Restricted Stock Deferral Plan for Outside Directors (the “Director Plan”). Directors can elect to receive up to 100% of their board compensation in restricted stock or restricted stock units. All restricted stock is granted at a price equal to the estimated fair value of the common stock at the date of grant as determined by the compensation committee. The restricted stock generally vests over a three-year period. Under the Director Plan, the compensation committee reserved a number of the Company’s common stock treasury shares sufficient to cover obligations under the Director Plan for issuance to the board of directors in lieu of fees otherwise payable in cash. During the years ended December 31, 2004 and 2003, 3,093 and 3,770 shares, respectively, of restricted stock units were granted to members of the board of directors under the Director Plan.
      The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2004 and 2003 was $8.00 and $10.52, respectively. The fair value of the restricted shares on the date of the grant is recognized as expense ratably over the vesting period. During the years ended December 31, 2004 and 2003, deferred stock compensation of $25,000 and $39,000, respectively, was recorded for the restricted stock grants issued during the years based on the fair value of the shares on the date of grant and is being amortized over three years.
      During the years ended December 31, 2004 and 2003, $17,000 and $5,000, respectively, was amortized as compensation and benefits expenses in the accompanying consolidated statements of income. The unamor-

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
tized balance of deferred stock compensation on restricted stock is included as a separate component of shareholders’ equity in the accompanying consolidated balance sheets.
Restricted Stock Plan
      The Company has adopted the IntercontinentalExchange, Inc. 2004 Restricted Stock Plan (the “Restricted Plan”). Under the Restricted Plan, the compensation committee reserved a number of the Company’s common stock treasury shares sufficient to cover obligations under the Restricted Plan for issuance to the employees and board of directors of the Company.
      As of December 31, 2004, 1,425,424 restricted shares under the Restricted Plan were subject to outstanding awards of restricted stock units made to senior officers of the Company and members of the board of directors. Of these shares, 800,212 were granted as time-based restricted shares and vest based on a four-year vesting schedule. Until the shares vest and are issued, the participants have no voting or dividend rights and the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. As of December 31, 2004, no restricted treasury shares have been issued.
      The weighted-average grant date fair value of the time-based restricted stock units granted during the year ended December 31, 2004 was $8.00. The grant date fair value is determined by the compensation committee primarily based on a valuation performed by an independent third party. The fair value of the restricted shares on the date of the grant is recognized as expense ratably over the vesting period. During the year ended December 31, 2004, deferred stock compensation of $6.4 million was recorded for the time-based restricted stock grants issued during the year based on the fair value of the shares on the date of grant and is being amortized over four years. During the year ended December 31, 2004, $357,000 was amortized as compensation and benefits expenses in the accompanying consolidated statements of income. Granted but unvested shares would be forfeited upon termination of employment. When restricted stock is forfeited, compensation costs previously recognized for unvested shares are reversed. The unamortized balance of deferred stock compensation on restricted stock is included as a separate component of shareholders’ equity in the accompanying consolidated balance sheets.
      An additional 208,404 to 625,212 restricted shares under the Restricted Plan have been reserved for potential issuance as performance-based restricted shares for the Company’s senior officers and vest based on Company financial performance relative to three-year cumulative performance targets (the “Performance Targets”) set by the compensation committee for the period from January 1, 2005 to December 31, 2007. The measurement of compensation costs under the performance-based restricted shares at the date the Performance Targets have been met determines the ultimate compensation to be recognized in the consolidated financial statements. The fair market value of the performance-based restricted stock at the date of vesting will be recorded as compensation expense. Because this type of plan is classified as a variable plan, interim estimates of compensation are required based on a combination of the then fair market value of the stock at the end of the reporting periods and the extent or degree of achievement relative to the performance criteria. No compensation costs or deferred stock compensation costs have been recorded in the accompanying consolidated financial statements as of December 31, 2004, as the performance period has not commenced and it is not possible at this time to determine which, if any, of the Performance Targets will be achieved. If the Performance Targets are not reached, the corresponding performance-based restricted shares will not be issued.
      Restricted shares are used as an incentive to attract and retain qualified senior officers and to increase shareholder returns with actual performance-based awards based on enhanced shareholder value. As part of the implementation of the Restricted Plan and the granting of 1,425,424 restricted shares as discussed above, the Company’s senior officers and members of the board of directors exchanged a total of 942,600 stock options that had been granted in 2002 at an exercise price of $12.00. The date of the offer to exchange the outstanding $12.00 options for the restricted stock units was September 30, 2004 and the offer was open until

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
October 28, 2004. All individuals eligible for the offer to exchange accepted and tendered their options on or before October 8, 2004. The time-based and performance-based restricted stock units were granted on October 11, 2004.
      The Restricted Plan includes a change in control provision that may accelerate vesting on both the time-based and performance-based restricted shares if employment is terminated or if the individual resigns for “good reason” within 12 months after the effective date of a change in control. This would result in all unamortized deferred stock compensation relating to the time-based restricted shares being recognized as compensation expense at the date of the acceleration, which is the date when both the change in control and the termination in employment have occurred. All performance-based restricted shares would also immediately vest and the Company would take a one time compensation expense charge equal to the maximum number of performance-based restricted shares multiplied by the fair market value of the restricted shares at the date of the acceleration.
Warrants
      In connection with their initial investment in the Company, certain shareholders in the gas and power industries (the “Gas and Power Firms”) were granted warrants to purchase an additional 10% ownership interest in the Company, subject to dilution under certain events. The Gas and Power Firms could have purchased up to 5,804,095 shares of Class A, Series 2 common stock upon vesting and exercise of the warrants at an aggregate exercise price of $75 million, or $12.92 per share. The warrants would have vested and become exercisable if the Company’s average monthly revenue from transaction commissions and ancillary and back-office services related to North American power and gas products traded on the Platform (the “Gas and Power Revenues”) exceeded certain revenue thresholds (the “Revenue Threshold”) over a consecutive 12-month period. The measurement period for the Revenue Threshold began on October 1, 2001 and expired on September 30, 2004. If such warrants had vested, the fair value of the warrants would have been recorded as a reduction to revenues in the month that vesting occurred based on the value of the Company at the date of vesting.
      For all 12-month periods during the vesting period, the Gas and Power Revenues were substantially less than the Revenue Thresholds. Accordingly, such warrants did not vest and therefore, the Company did not assign any value to the warrants. The warrants expired unvested on September 30, 2004.
Treasury Stock
      During the year ended December 31, 2003, the Company received 1,676,232 Class A, Series 2 shares from certain shareholders of the Company related to an order flow commitment shortfall in lieu of cash payments to the Company (Note 13). The Company recorded the receipt of the shares as treasury stock. The Company subsequently reissued 141,924 treasury shares during the year ended December 31, 2003. During the year ended December 31, 2004, the compensation committee reserved 1,425,424 treasury shares for potential issuance under the Restricted Plan and 6,864 for potential issuance under the Restricted Stock Deferral Plan for Outside Directors. Treasury stock activity is presented in the accompanying consolidated statements of changes in shareholders’ equity.

11.	Income Taxes
      For the years ended December 31, 2004, 2003 and 2002, income before income taxes from domestic operations was $10.0 million, $386,000 and $35.1 million, respectively, and income before income taxes from foreign operations was $23.7 million, $19.5 million and $17.3 million, respectively. Details of the income tax

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
provision in the accompanying consolidated statements of income for the years ended December 31, 2004, 2003 and 2002, are as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Current tax expense:
Domestic	$4,992	$289	$9,771
Foreign	7,360	6,662	4,909

	12,352	6,951	14,680
Deferred tax expense (benefit):
Domestic	(298)	(402)	2,953
Foreign	(281)	(60)	106

	(579)	(462)	3,059

Total tax expense	$11,773	$6,489	$17,739

      The tax effects of temporary differences between the carrying amount of assets and liabilities in the consolidated financial statements and their respective tax bases which give rise to deferred tax assets (liabilities) as of December 31, 2004 and 2003 are as follows:

	December 31,

	2004	2003

	(in thousands)
Deferred tax assets:
Allowance for doubtful accounts	$53	$22
Book depreciation in excess of tax	591	—
Deferred compensation	134	—
Accrued expenses	867	673
Other	4	—

Total deferred tax assets	1,649	695

Deferred tax liabilities:
Capitalization and amortization of software development costs	(2,787)	(3,027)
Tax depreciation in excess of books	—	(315)
Property and intangible costs	(2,001)	(2,448)
Tax accrued on undistributed earnings of foreign subsidiaries (pre and post acquisition earnings)	(5,030)	(3,401)
Other	(498)	(350)

Total deferred tax liabilities	(10,316)	(9,541)

Net deferred tax liabilities	(8,667)	(8,846)
Net current deferred tax assets	426	345

Net noncurrent deferred tax liabilities	$(9,093)	$(9,191)

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year Ended
	December 31,

	2004	2003	2002

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.5	0.2	1.7
Tax credits	(0.5)	(1.2)	(0.8)
Other	(0.1)	(1.3)	(2.1)

Total provision for income taxes	34.9%	32.7%	33.8%

      The pre and post acquisition undistributed earnings of the Company’s foreign subsidiaries based on the period-end exchange rates totaled $71.5 million and $54.1 million as of December 31, 2004 and 2003, respectively, which will not be subject to U.S. income tax until distributed. The Company has provided for U.S. federal income taxes on these undistributed earnings in the accompanying consolidated statements of income as they are not expected to be permanently reinvested.
      On October 22, 2004, the Jobs Act introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings in 2004 or 2005, provided certain criteria are met. The deduction would result in an approximate 5.25% federal tax rate on repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the Company’s chief executive officer and approved by the Company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well.
      As of September 30, 2005, the Company completed its evaluation of the repatriation provision and made the determination to repatriate $30.0 million of foreign earnings in accordance with the requirements of the Jobs Act. As a result, the Company recognized a tax benefit of $2.6 million, net of available foreign tax credits, in the third quarter of 2005. The Company will continue to evaluate additional repatriation opportunities through the end of 2005. The range of reasonably possible amounts that the Company is still considering for repatriation under the Jobs Act in addition to the $30.0 million ranges from zero to $5.0 million, with an aggregate potential tax benefit of up to $2.9 million. The Jobs Act tax benefit was partially offset by tax expense of $2.0 million recorded in the third quarter of 2005 related to an increase to the estimate of U.S. residual taxes due on the remaining undistributed earnings of the Company’s foreign subsidiaries. The impact of this $2.0 million increase in the U.S. residual taxes decreased earnings per share by $0.04 during the nine months ended September 30, 2005.

12.	Related-Parties
      Related-parties include principal owners of the Company and other parties that control or can significantly influence the management or operating policies of the Company. Principal owners include any party that owns more than 10% of the voting interest in or common stock of the Company. The Company has classified all companies that had board of director participation as a related-party due to their significant influence over the Company. Through the end of October 2002, ten shareholders had a seat on the Company’s board of directors. Beginning in November 2002, these companies no longer had representation on the Company’s board of directors and, except for two shareholders who held more than 10% of the common stock of the Company, were no longer considered related-parties. The Chicago Climate Exchange is considered a related-party due to the founder and Chief Executive Officer of the Chicago Climate Exchange being a member of the Company’s board of directors. Revenues earned from related-parties of the Company totaled $12.9 million, $12.2 million and $52.8 million for the years ended December 31, 2004, 2003 and 2002,

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
respectively. As of December 31, 2004 and 2003, the Company had $1.3 million and $1.1 million, respectively, in accounts receivable from related-parties.
      On May 11, 2000, the Company entered into the Term Note agreements with two related-parties, which were repaid in November 2002. See Note 7 for more detail of these related-party notes.
      The Company entered into annual order flow commitments with related-party companies, which committed these companies to execute a minimum annual volume of transactions through the Platform. See Note 13 for more detail on these related-party order flow commitments.
      The Company entered into several foreign exchange forward contracts with a related-party company during the year ended December 31, 2004 (Note 14). The Company paid $353,000 relating to these hedges during the year ended December 31, 2004 to this related-party company. The Company also had an additional $1.3 million accrued to this related-party company as of December 31, 2004 relating to a hedge that expired in June 2005, which is included in accrued liabilities in the accompanying consolidated balance sheets.
      During 2001, the Company advanced $500,000 to a senior officer of the Company, with the loan due in five installments of $100,000 over a five-year period. The payments would be forgiven each year based on continued employment by the officer. The forgiveness each year was recorded as compensation and benefits expense in the accompanying consolidated statements of income. As of December 31, 2003, the balance of the note totaled $201,000. The remaining balance was forgiven during the year ended December 31, 2004 in connection with the officer entering into a new employment agreement (Note 14).
      The Company currently has a stock put agreement with Continental Power Exchange, Inc., which is the Company’s predecessor company and which is owned by a senior officer of the Company. See Note 9 for more detail on this related-party stock put agreement.

13.	Order Flow Commitments
      Certain of the Company’s founding shareholders (the “Founding Shareholders”) and the Gas and Power Firms executed annual order flow commitments in connection with the formation of, and their investment in, the Company, which committed them to transact a minimum volume of various transactions through the Platform. The Company also entered into order flow commitments with seven companies (the “Euro Gas Order Flow Providers”) during November 2001 to trade European gas products on the Platform.
Founding Shareholders’ Commitments
      The Founding Shareholders entered into annual order flow commitments with the Company, whereby such members individually committed to enter into an annual minimum volume of executed oil and/or precious metals transactions through the Platform. The Founding Shareholders’ annual order flow commitments reset each year and were for a two-year period, which began in September 2000 and expired in August 2002 for precious metals transactions and began in November 2000 and expired in October 2002 for oil transactions.
      Under the terms of the Founding Shareholders’ annual order flow commitments, in the event that such members failed to meet the minimum volume of transactions specified in the agreements, imputed on a month-to-date basis, such members were billed for the difference between the imputed monthly minimum commitment and any actual executed transactions by such members or their affiliates, multiplied by an imputed commission rate. To the extent that the Founding Shareholders transacted sufficient volume to satisfy the order flow commitments at any point in the annual commitment period, any amounts previously billed as order flow shortfall were refunded to the Founding Shareholders. Therefore, monthly billings related to unmet order flow commitments were recorded as deferred revenue and not recognized until the end of the annual

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
commitment periods as these amounts were potentially refundable. For the year ended December 31, 2002, the Company recognized $2.2 million in transaction fee revenues related to unmet Founding Shareholders’ annual order flow commitments for the commitment periods that expired during the year.
Gas and Power Firms’ Commitments
      Under the terms of the Gas and Power Firms’ annual order flow agreement, the Gas and Power Firms committed as a group to enter into an annual minimum volume of executed North American power and gas transactions through the Platform. The Gas and Power Firms’ annual order flow commitments reset each year and were for a two-year period, which began in July 2001 and expired in June 2003. Under the terms of this agreement, in the event that the Gas and Power Firms failed to meet the minimum volume of transactions specified in the agreement, imputed on a month-to-date basis, the Gas and Power Firms were billed for the difference between the imputed monthly minimum commitment and any actual executed transactions by the members or their affiliates, multiplied by an imputed commission rate. To the extent that the Gas and Power Firms transacted sufficient volume to satisfy the order flow commitments at any point in the annual commitment period, any amounts previously billed as order flow shortfall were refunded to the Gas and Power Firms. Therefore, monthly billings related to unmet order flow commitments were recorded as deferred revenue and not recognized until the end of the annual commitment periods as these amounts were potentially refundable.
      For the year ended December 31, 2003, the Company recognized $6.4 million in transaction fee revenues related to unmet Gas and Power Firms’ annual order flow commitment for the commitment period that expired during the year. A portion of the shortfall was paid in cash and the remainder was satisfied through the delivery to the Company of shares of the Company’s Class A, Series 2 common stock (Note 10). The fair market value of the Company’s common stock received from the Gas and Power Firms was in excess of the contractual obligation owed under the order flow shortfall. However, the Company only recognized revenues to the extent of the contractual order flow commitment.
      There were no revenues recognized during the year ended December 31, 2002 relating to the Gas and Power Firms’ annual order flow agreement as the Gas and Power Firms exceeded their commitment in the first annual commitment period.
Euro Gas Order Flow Providers’ Commitments
      The Euro Gas Order Flow Providers individually committed to enter into executed transactions for European gas (“Euro Gas”) product groups through the Platform which resulted in annual or monthly minimum transaction payments to the Company. The Euro Gas Order Flow Providers’ order flow commitments began in January 2002 and continued through December 2004. Under the terms of such order flow agreements, in the event that the Euro Gas Order Flow Providers failed to execute the annual or monthly required minimum transactions, the Euro Gas Order Flow Providers paid to the Company the difference in transaction fees actually paid and minimum payments required under the order flow agreements. During the years ended December 31, 2004, 2003 and 2002, the Company recognized $1.1 million, $764,000 and $1.3 million, respectively, in transaction fee revenues related to unmet Euro Gas Order Flow Providers’ order flow commitments for commitment periods that expired during such years.
      The Euro Gas Order Flow Providers originally received reduced commission rates for executed transactions for Euro Gas products as a result of their commitments in the order flow agreements. However, beginning in March 2003, the Company reduced commission rates for all other customers to be equal to the Euro Gas Order Flow Providers commission rates. The order flow agreements also required the Company to distribute to the Euro Gas Order Flow Providers their respective share of a revenue sharing pool annually through 2006. The revenue sharing pool was equal to 20% of the transaction fee revenues earned by the Company from trading of all Euro Gas

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
product groups, subject to certain adjustments. The Euro Gas Order Flow Providers do not share in the revenue sharing pool, for the current year and for all future years, if they do not trade a minimum annual volume of executed transactions for Euro Gas product groups through the Platform to become an eligible order flow provider. For the years ended December 31, 2003 and 2002, the Company paid $61,000 and $188,000, respectively, relating to the revenue sharing pool to certain Euro Gas Order Flow Providers that qualified as eligible order flow providers. The Company recorded the revenue sharing pool amounts payable to the Euro Gas Order Flow Providers as a reduction to transaction fee revenues.
      As of December 31, 2003, none of the Euro Gas Order Flow Providers qualified as eligible order flow providers. Under the terms of the Euro Gas Order Flow Providers’ commitments, the Company is therefore, no longer required to accrue or pay any amounts relating to the revenue sharing pools subsequent to December 31, 2003.

14.	Commitments and Contingencies
Leases
      The Company leases office space, equipment facilities, and certain computer equipment. As of December 31, 2004, future minimum lease payments under these noncancelable agreements are as follows:

	Operating	Capital

	(in thousands)
2005	$1,867	$512
2006	1,309	—
2007	1,047	—
2008	761	—

	$4,984	512

Less amounts representing interest and tax		30

Present value of minimum lease payment, current portion		$482

      As of December 31, 2004, 2003 and 2002, the Company had capital lease obligations of $482,000, $2.1 million and $2.7 million, respectively. The amortization of assets recorded under capital leases is included in depreciation expense in the accompanying consolidated statements of income and totaled $1.2 million, $2.8 million and $2.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Rental expense amounted to $5.3 million, $5.2 million and $5.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.
Licensing Agreement
      In March 2002, the Company entered into a long-term, non-exclusive licensing agreement with a third party, which granted the use of the third party’s patent to the Company and its majority-owned and controlled affiliates. The patent relates to automated futures trading systems in which transactions are completed by a computerized matching of bids and offers of futures contracts on an electronic platform. The license of the patent provides legal certainty to traders, clearing banks and brokers wishing to utilize the Company’s Platform for trading futures contracts from within the U.S. Under the agreement, the Company is required to pay minimum annual license fees of $2.0 million beginning April 5, 2002 through the expiration date of the patent in February 2007 along with additional royalty payments calculated quarterly, which have been insignificant through December 2004. The agreement covers the Company’s use of the patent in certain

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
markets including energy, certain metals, weather, sulfur and nitrogen pollution allowances and financial products specifically related to products in these markets.
      The Company recorded amortization expense of $2.0 million, $2.0 million and $1.5 million during the years ended December 31, 2004, 2003 and 2002, respectively, relating to the licensing agreement. As of December 31, 2004 and 2003, the balance of $500,000 relating to the unamortized annual license fee payment is included in prepaid expenses in the accompanying consolidated balance sheets.
Employment Agreements
      The Company has entered into employment agreements with all of its corporate officers. If the corporate officers are terminated without cause, the employment agreements result in separation payments ranging from six months to three years of the corporate officer’s annual base salary. In some cases, the employment agreements also stipulate an additional payment for bonus compensation for the balance of the term of the employment agreement. Also, certain employment agreements have provisions that provide for termination payments following a change of control and corresponding loss of employment, which generally provide for base salary, bonus payment, benefits continuation for the full term of the employment agreement (ranging from one to three years), gross up payment for any excise taxes due under Section 4999 of the Internal Revenue Code of 1986 and the acceleration of vesting of any stock options granted after the execution of the employment agreements.
      The Company’s U.K. subsidiaries, in accordance with normal U.K. practice, have entered into employment agreements with all of its employees. The employment agreements require a severance notice ranging from one to six months.
Legal Proceedings
      In November 2002, the New York Mercantile Exchange, Inc. (“NYMEX”) filed suit against the Company in United States District Court, Southern District of New York. In the suit, NYMEX alleges that the Company has infringed certain intellectual property rights of NYMEX through the use of settlement prices of futures contracts listed on NYMEX and references to NYMEX in describing products traded on the Platform. The Company filed an answer and counterclaims in January 2003. NYMEX filed a motion to dismiss the Company’s counterclaims, which was denied in part and granted in part, with leave for the Company to amend its counterclaims. The Company filed an amended and restated answer and counterclaims in August 2003. The Company’s amended counterclaims asserted that NYMEX has engaged in violations of the federal antitrust laws by, among other things, seeking to prevent the Company from accessing its settlement prices. The counterclaims also sought a declaratory judgment that NYMEX does not hold a copyright in its settlement prices, that any copyright found cannot be enforced against the Company, and that the Company has not infringed any copyright.
      NYMEX filed a motion to dismiss the Company’s amended counterclaims, and the court granted NYMEX’s motion and dismissed the Company’s antitrust counterclaims in June 2004. In September 2004, the Company filed a motion for summary judgment seeking judgment as a matter of law with respect to the claims in NYMEX’s complaint. In November 2004, NYMEX filed a cross motion for summary judgment seeking judgment as a matter of law regarding the issue of copyrightability of its settlement prices and with respect to its claim that the Company tortuously interfered with a contract between NYMEX and the party from which the Company licenses NYMEX’s settlement prices. The Court heard oral argument on the cross motions for summary judgment in February 2005. On September 29, 2005, the court granted the Company’s motion for summary judgment dismissing all claims brought by NYMEX. In dismissing all of NYMEX’s claims, the court found that NYMEX’s settlement prices were not copyrightable works as a matter of law, and that the Company had not engaged in copyright or trademark infringement in referencing NYMEX’s publicly available settlement

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
prices. The trademark dilution and tortious interference claims, which are state law claims, were dismissed on jurisdictional grounds. While the court granted summary judgment in the Company’s favor on all claims, NYMEX filed a notice of appeal with the District Court on October 13, 2005. NYMEX may also proceed with its dilution and tortious interference claims in state court. The Company does not believe that the resolution of this matter will have a material adverse effect on the Company’s consolidated financial condition, results of operations, or liquidity.
      In January 2004, EBS Dealing Resources, Inc., or EBS, filed a complaint against the Company in United States District Court, Southern District of New York, alleging that the Company infringed upon two patents held by EBS related to credit filter technology for electronic brokerage systems. EBS dropped its claims related to one of its patents. In September 2005, the Company settled the legal action brought by EBS related to the alleged patent infringement. Under the settlement agreement, the Company made a payment of $15.0 million to EBS, and was released from the legal claims brought against it without admitting liability. The payment was classified as “Settlement expense” in the accompanying consolidated statements of income.
      The Company is subject to other potential legal proceedings and claims which arise in the ordinary course of business. The Company has concluded that these proceedings and claims have not proceeded sufficiently for their likely outcomes to be determinable. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially and adversely affected by any new developments relating to these proceedings and claims.
Foreign Currency Hedging Transactions
      A significant portion of the Company’s revenues, earnings and net assets are exposed to changes in foreign exchange rates, primarily relating to the operations of ICE Futures and the other U.K.-based subsidiaries in relation to pounds sterling. For the years ended December 31, 2004, 2003 and 2002, the U.K. subsidiaries’ average exchange rate of pounds sterling to the U.S. dollar, which was used to translate the U.K. subsidiaries’ revenues and expenses into U.S. dollars, was 1.8296, 1.6341 and 1.5071, respectively, and for the nine months ended September 30, 2005 and 2004, was 1.8383 and 1.8212, respectively. The appreciation of pounds sterling relative to the U.S. dollar has had a significant impact on the Company’s operating results due to the significance of our U.K-based subsidiaries’ operations (Note 16). The Company seeks to manage its foreign exchange risk and exposure in part through operational means, including managing expected local currency revenues in relation to local currency expenses (primarily through billing certain ICE Futures fees in U.S. dollars) and local currency assets in relation to local currency liabilities (primarily through converting the U.K. subsidiaries cash to U.S. dollar denominated investments). In addition, as discussed in Note 2, the Company entered into forward exchange instruments during the years ended December 31, 2004 and 2003 to protect a portion of the net investments in its foreign subsidiaries from adverse fluctuations in foreign exchange rates.
      The foreign exchange forward contract derivative financial instruments had maturities ranging from two months to eight months. As of December 31, 2004 and 2003, the Company had hedged $24.9 million and $36.6 million, respectively, of the $58.2 million and $52.5 million, respectively, in foreign subsidiaries net assets held in pounds sterling based on the year-end exchange rates. Under SFAS No. 133, changes in the fair value of these derivative financial instruments are recognized as a component of accumulated other comprehensive income, to offset the change in value of the net investment being hedged. For the years ended December 31, 2004 and 2003, $2.1 million and $441,000, respectively, of losses, net of taxes, relating to the derivative financial instruments were recorded in accumulated other comprehensive income in the accompanying consolidated statements of comprehensive income. As of December 31, 2004 and 2003, $1.3 million and $708,000, respectively, relating to the derivative financial instruments were included in accrued liabilities in the accompanying consolidated balance sheets.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      When entered into, the Company formally designates and documents the derivative financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses, both at inception and at least quarterly thereafter, whether the derivative financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instruments and the underlying exposure being hedged, fluctuations in the value of the derivative financial instruments are offset by changes in the fair value or cash flows of the underlying exposures being hedged. The Company’s derivatives are OTC financial instruments with liquid markets.
      The Company does not enter into derivative financial instruments for trading purposes. The counterparties with whom the Company trades foreign exchange contracts are major U.S. and international financial institutions, including one which is a related-party (Note 12). The Company continually monitors its position with and the credit quality of the financial institutions and does not expect nonperformance by the counterparties.

15.	Employee Benefit Plans
      Employees of the Company are eligible to participate in the Company’s 401(k) and Profit Sharing Plan (the “401(k) Plan”). The Company offers a match of 100% of the first 5% of the eligible employee’s compensation contributed to the 401(k) Plan, subject to plan and statutory limits. Total matching contributions under the Company’s 401(k) Plan for the years ended December 31, 2004, 2003 and 2002 were $617,000, $556,000 and $473,000, respectively. No discretionary or profit sharing contributions were made during the years ended December 31, 2004, 2003 or 2002.
      The Company’s U.K.-based subsidiaries have a defined contribution pension plan for eligible employees. The Company contributes a percentage of the employee’s base salary to the plan each month and employees are also able to make additional voluntary contributions, subject to plan and statutory limits. The Company’s contribution ranges from 10% to 20% of the employee’s base salary. Total pension contributions made by the Company for the years ended December 31, 2004, 2003 and 2002 were $789,000, $750,000 and $617,000, respectively.

16.	Segment Reporting
      The Company’s principal business segments consist of its OTC business and its futures business. The operations of ICE Markets US, ICE Data, ICE Markets UK and ICE Tech have been included in the OTC business segment as they primarily support the Company’s OTC business operations. Prior to the Company’s acquisition of ICE Futures in June 2001, the Company had only one reportable business segment, the OTC business, which was limited to the U.S.
      Intersegment revenues and transactions attributable to the performance of services are recorded at cost plus an agreed market percentage intercompany profit. Intersegment revenues attributable to licensing transactions have been priced in accordance with comparable third party agreements. The Company had $9.1 million and $5.7 million in intersegment revenues during the nine months ended September 30, 2005, respectively, and $7.9 million and $4.8 million in intersegment revenues during the years ended December 31, 2004 and 2003, respectively, primarily relating to fees paid from the futures business segment to the OTC business segment as required under the technical services agreement.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. Financial data for the Company’s business segments and geographic areas are as follows:

	OTC	Futures
	Business	Business
	Segment	Segment	Total

	(in thousands)
Nine months ended September 30, 2005:
Revenues from external customers	$64,991	$49,612	$114,603
Intersegment revenues	7,521	1,531	9,052
Depreciation and amortization	9,539	1,889	11,428
Interest income	689	1,403	2,092
Interest expense	487	—	487
Income tax expense	5,188	7,438	12,626
Net income	11,735	13,815	25,550
Total assets	131,291	80,801	212,092
Capital expenditures and software development costs	6,321	2,467	8,788
Goodwill and other intangibles, net	78,602	—	78,602
Net cash provided by operating activities	12,833	16,657	29,490
Geographic areas:

	United	European
	States	Union	Total

	(in thousands)
Nine months ended September 30, 2005:
Revenues	$64,884	$49,719	$114,603
As of September 30, 2005:
Property and equipment, net	10,582	7,936	18,518
      Revenues from one customer of the futures business segment comprised 12% of the Company’s futures revenues for the nine months ended September 30, 2005. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the nine months ended September 30, 2005.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	OTC	Futures
	Business	Business
	Segment	Segment	Total

	(in thousands)
Nine months ended September 30, 2004:
Revenues from external customers	$36,938	$42,980	$79,918
Intersegment revenues	5,601	135	5,736
Depreciation and amortization	10,523	1,725	12,248
Interest income	581	1,484	2,065
Interest expense	51	—	51
Income tax expense	2,056	7,091	9,147
Net income	4,339	12,771	17,110
Total assets	161,889	72,599	234,488
Capital expenditures and software development costs	3,110	1,595	4,705
Goodwill and other intangibles, net	81,607	—	81,607
Net cash provided by operating activities	8,858	15,707	24,565
Geographic areas:

	United	European
	States	Union	Total

	(in thousands)
Nine months ended September 30, 2004:
Revenues	$37,536	$42,382	$79,918
As of September 30, 2004:
Property and equipment, net	11,326	9,162	20,488
      Revenues from one customer of the futures business segment comprised 13% of the Company’s futures revenues for the nine months ended September 30, 2004. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the nine months ended September 30, 2004.

	OTC	Futures
	Business	Business
	Segment	Segment	Total

	(in thousands)
Year ended December 31, 2004:
Revenues from external customers	$52,907	$55,507	$108,414
Intersegment revenues	7,530	353	7,883
Depreciation and amortization	14,609	2,415	17,024
Interest income	939	1,946	2,885
Interest expense	137	—	137
Income tax expense	3,366	8,407	11,773
Net income	6,337	15,612	21,949
Total assets	149,450	58,068	207,518
Capital expenditures and software development costs	4,431	2,113	6,544
Goodwill and other intangibles, net	86,075	—	86,075
Net cash provided by operating activities	19,230	20,931	40,161

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Geographic areas:

	United	European
	States	Union	Total

	(in thousands)
Year ended December 31, 2004:
Revenues	$53,009	$55,405	$108,414
As of December 31, 2004:
Property and equipment, net	10,263	9,101	19,364
      Revenues from one customer of the futures business segment comprised 13% of the Company’s futures revenues for the year ended December 31, 2004. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2004.

	OTC	Futures
	Business	Business
	Segment	Segment	Total

	(in thousands)
Year ended December 31, 2003:
Revenues from external customers	$44,652	$49,094	$93,746
Intersegment revenues	4,735	79	4,814
Depreciation and amortization	17,224	2,117	19,341
Interest income	462	1,232	1,694
Interest expense	80	—	80
Income tax (benefit) expense	(781)	7,270	6,489
Net (loss) income	(126)	13,503	13,377
Total assets	158,211	56,668	214,879
Capital expenditures and software development costs	4,133	2,649	6,782
Goodwill and other intangibles, net	81,448	—	81,448
Net cash provided by operating activities	12,807	14,286	27,093
Geographic areas:

	United	European
	States	Union	Total

	(in thousands)
Year ended December 31, 2003:
Revenues	$45,635	$48,111	$93,746
As of December 31, 2003:
Property and equipment, net	15,283	10,342	25,625
      Revenues from one customer of the futures business segment comprised 15% of the Company’s futures revenues for the year ended December 31, 2003. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2003.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	OTC	Futures
	Business	Business
	Segment	Segment	Total

	(in thousands)
Year ended December 31, 2002:
Revenues from external customers	$87,283	$38,145	$125,428
Intersegment revenues	62	—	62
Depreciation and amortization	13,406	962	14,368
Interest income	1,033	923	1,956
Interest expense	400	—	400
Income tax expense	11,679	6,060	17,739
Net income	23,452	11,254	34,706
Total assets	127,403	42,650	170,053
Capital expenditures and software development costs	18,194	2,597	20,791
Goodwill and other intangibles, net	73,950	—	73,950
Net cash provided by operating activities	38,497	12,675	51,172
Geographic areas:

	United	European
	States	Union	Total

	(in thousands)
Year ended December 31, 2002:
Revenues	$85,322	$40,168	$125,490
As of December 31, 2002:
Property and equipment, net	22,285	10,558	32,843
      Revenues from one customer of the OTC business segment comprised 10% of the Company’s consolidated revenues and 14% of the Company’s OTC revenues for the year ended December 31, 2002. Revenues from one customer of the futures business segment comprised 13% of the Company’s futures revenues for the year ended December 31, 2002.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

17.	Earnings Per Common Share
      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the nine months ended September 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(in thousands, except per share amounts)
Basic:
Net income available to common shareholders	$4,891	$17,110	$21,949	$19,987	$20,320

Weighted average common shares outstanding	52,885	52,865	52,865	54,329	54,393

Basic earnings per common share	$0.09	$0.32	$0.42	$0.37	$0.37

Diluted:
Weighted average common shares outstanding	52,885	52,865	52,865	54,329	54,393

Effect of dilutive securities:
Stock options and warrants	563	197	197	311	457

Diluted weighted average common shares outstanding	53,448	53,062	53,062	54,640	54,850

Diluted earnings per common share	$0.09	$0.32	$0.41	$0.37	$0.37

      The 2,862,579 Class B redeemable common shares, the unvested restricted shares granted and substantially all of the Gas and Power Firms’ warrants to purchase 5,804,095 common shares have not been included in the computation of diluted earnings per share in the applicable periods when they were outstanding because their effects would be antidilutive.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

18.	Quarterly Financial Data (Unaudited)
      The following table has been prepared from the financial records of the Company, and reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented.

	1st Qtr	2nd Qtr(a)	3rd Qtr	4th Qtr(b)(c)	Total

	(in thousands, except per share amounts)
Year Ended December 31, 2004
Revenues	$24,213	$26,258	$29,447	$28,496	$108,414
Operating income	6,878	7,745	9,717	8,054	32,394
Net income available to common shareholders	4,622	5,437	7,051	4,839	21,949
Earnings per common share:
Basic	$0.09	$0.10	$0.14	$0.09	$0.42
Diluted	$0.09	$0.10	$0.13	$0.09	$0.41
Year Ended December 31, 2003
Revenues	$24,168	$26,361	$20,837	$22,380	$93,746
Operating income	5,279	6,981	2,231	4,427	18,918
Net income available to common shareholders	2,771	3,746	1,567	11,903	19,987
Earnings per common share:
Basic	$0.05	$0.07	$0.03	$0.22	$0.37
Diluted	$0.05	$0.07	$0.03	$0.22	$0.37

(a)	The Company recognized $6.4 million in revenues during the second quarter of 2003 relating to unmet order flow commitments for commitment periods that expired during the quarter (Note 13).

(b)	The Company recognized $2.3 million in a special fee rebate program during the fourth quarter of 2004. The fee rebate was shown as a reduction to revenues and was designed to promote the electronic futures trading on our Platform (Note 2).

(c)	The Company recognized $8.4 million in redemption adjustments to the Redeemable Stock Put during the fourth quarter of 2003. This resulted from a reduction in the per share fair market value of the Company’s common stock that occurred during the fourth quarter of 2003 (Note 9).

19.	Floor Closure Costs (Unaudited)
      On April 7, 2005, the Company closed its open-outcry trading floor in London. This was done to take advantage of the increasing acceptance and adoption of electronic trading, and to maintain and enhance the Company’s competitive position. All futures trading is now conducted exclusively on the Company’s electronic platform. The Company recorded floor closure costs of $4.8 million during the second quarter of 2005 in connection with the closure of the open-outcry trading floor. These costs include lease terminations for the building where the floor was located, payments made to 18 employees who were terminated as a result of the closure, contract terminations, and other associated costs, including legal costs and asset impairment charges. This expense was classified as “Floor closure costs” in the accompanying consolidated statements of income, and recorded in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, and SFAS No. 112, Employer’s Accounting for Postemployment Benefits. Liabilities related to the closure costs are classified as “Accrued liabilities” in the accompanying consolidated balance sheets as of

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
September 30, 2005. The following table reflects the components of the floor closure cost charge, and the remaining accrual as of September 30, 2005.

	Floor Closure
	Cost Expense	Remaining Floor Closure
	Nine Months Ended	Cost Accrual at
	September 30, 2005	September 30, 2005

	(in thousands)
Lease termination costs	$2,572	$1,934
Employee termination benefits	1,262	6
Other contract termination costs	273	1
Other associated costs	707	5

Total floor closure costs	$4,814	$1,946

      No floor closure costs were incurred in prior periods and no additional closure costs are expected to be incurred. The difference between floor closure expenses incurred during the nine months ended September 30, 2005, and the related accrued liability remaining at September 30, 2005, is attributable to cash payments of closure costs, non-cash closure costs, and the effects of foreign exchange rates on the closure costs. Payments of floor closure costs for the nine months ended September 30, 2005 were $2.3 million. All of the Company’s floor closure costs are attributable to the futures business segment.

20.	Subsequent Events (Unaudited)
      On March 21, 2005, the board of directors approved a plan of recapitalization that would amend and restate the Company’s Certificate of Incorporation effective immediately prior to the closing of the initial public offering of the Company’s common stock. The plan of recapitalization and the amendment and restatement of the Company’s Certificate of Incorporation has been approved by the Company’s shareholders. The plan of recapitalization: (i) authorizes a 1 for 4 reverse stock split of the Company’s outstanding common stock; (ii) authorizes the creation of 194,275,000 shares of a new class of common stock and 25,000,000 shares of a new class of preferred stock; and (iii) authorizes the Company’s board of directors to grant holders of its Class A, Series 1 and Class A, Series 2 common shares the right to convert these shares into shares of new common stock on a 1 for 1 basis at the holder’s option, subject to such conditions as the Company’s board of directors may deem appropriate.
      In October 2005, the Company entered into an agreement with its predecessor company, Continental Power Exchange, Inc., to cancel the Redeemable Stock Put (Note 9) dependent upon the consummation of the Company’s planned initial public offering. Pro forma balance sheet information has been presented to give effect to the cancellation of the Redeemable Stock Put, as if it had occurred as of September 30, 2005 (Note 2).

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Unless otherwise indicated, all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised.
          Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter with respect to an unsold allotment or subscription.

16,000,000 Shares

Common Stock
Joint Book-Running Managers
Morgan Stanley
Goldman, Sachs & Co.

William Blair & Company
Sandler O’Neill & Partners, L.P.
SG Corporate & Investment Banking

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Offering and Distribution
      The following is a statement of the estimated expenses, to be paid solely by the Registrant, to be incurred in connection with the distribution of the securities registered under this registration statement:

Amount to
be Paid

SEC registration fee	$56,308
NASD fees and expenses	48,340
Legal fees and expenses	2,400,000
Fees and expenses of qualification under state securities laws (including legal fees)	10,000
New York Stock Exchange listing fees and expenses	260,000
Accounting fees and expenses	985,000
Printing and engraving fees	850,000
Registrar and transfer agent’s fees	1,500
Miscellaneous	88,852

Total	$4,700,000

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise. Section 7.6 of our bylaws provides for indemnification by us of our directors, officers and employees to the fullest extent permitted by the DGCL.
      Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. Our charter provides for such limitation of liability.
      We expect to maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
      The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Unregistered Securities Transactions
      During the past three years, the Registrant has issued securities that were not registered under the Securities Act as described below. As discussed below, the Registrant offered and sold the securities that it issued in such transactions in reliance on the exemption from registration under Rule 701 of the Securities

Act, relating to offers and sales of securities pursuant to benefit plans and contracts relating to compensation. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering.
2000 Stock Option Plan
      Pursuant to its 2000 Stock Option Plan, the Registrant granted stock options to its employees and members of the board of directors to purchase shares of its Class A common stock, Series 2 (the “Class A2 shares”), and issued Class A2 shares upon exercise of vested stock options previously granted under this plan as follows:

Option Grants

•	On January 21, 2002, the Registrant granted options to purchase 1,467,096 Class A2 shares at an exercise price of $12.00 per share, representing a total value of $17,605,155 as of that date.

•	On December 16, 2002, the Registrant granted options to purchase 715,990 Class A2 shares at an exercise price of $12.00 per share, representing a total value of $8,591,880 as of that date.

•	On February 17, 2003, the Registrant granted options to purchase 44,875 Class A2 shares at an exercise price of $12.00 per share, representing a total value of $538,500 as of that date.

•	On December 11, 2003, the Registrant granted options to purchase 1,739,713 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $13,917,704 as of that date.

•	On October 11, 2004, the Registrant granted options to purchase 1,639,645 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $13,117,160 as of that date.

•	On December 14, 2004, the Registrant granted options to purchase 22,000 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $176,000 as of that date.

•	On January 5, 2005, the Registrant granted options to purchase 175,000 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $1,400,000 as of that date.

•	On April 11, 2005, the Registrant granted options to purchase 65,125 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $521,000 as of that date.

•	On June 13, 2005, the Registrant granted options to purchase 51,750 Class A2 shares at an exercise price of $8.00 per share, representing a total value of $414,000 as of that date.

Stock Issuances

•	On January 2, 2002, the Registrant issued 2,663 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $11,186.

•	On August 31, 2002, the Registrant issued 1,627 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $6,836.

•	On August 31, 2002, the Registrant issued 1,250 Class A2 shares for cash upon exercise of vested options at an exercise price of $7.04 per share for total consideration of $8,800.

•	On January 23, 2003, the Registrant issued 1,250 Class A2 shares for cash upon exercise of vested options at an exercise price of $12.00 per share for total consideration of $15,000.

•	On July 18, 2003, the Registrant issued 1,250 Class A2 shares for cash upon exercise of vested options at an exercise price of $7.04 per share for total consideration of $8,800.

•	On January 27, 2004, the Registrant issued 1,500 Class A2 shares for cash upon exercise of vested options at an exercise price of $7.04 per share for total consideration of $10,560.

•	On March 12, 2004, the Registrant issued 500 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $2,100.

•	On April 16, 2004, the Registrant issued 250 Class A2 shares for cash upon exercise of vested options at an exercise price of $7.04 per share for total consideration of $1,760.

•	On March 16, 2005, the Registrant issued 250 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $2,000.

•	On May 20, 2005, the Registrant issued 752 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $6,020.

•	On May 20, 2005, the Registrant issued 911 Class A2 shares for cash upon exercise of vested options at an exercise price of $12.00 per share for total consideration of $10,935.

•	On May 20, 2005, the Registrant issued 1,770 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $14,166.

•	On May 20, 2005, the Registrant issued 2,187 Class A2 shares for cash upon exercise of vested options at an exercise price of $12.00 per share for total consideration of $26,247.

•	On May 27, 2005, the Registrant issued 8,750 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $36,750.

•	On June 16, 2005, the Registrant issued 6,250 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $26,250.

•	On July 1, 2005, the Registrant issued 468 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $3,748.

•	On August 23, 2005, the Registrant issued 35,512 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $149,152.50.

•	On September 3, 2005, the Registrant issued 5,208 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $41,666.

•	On September 3, 2005, the Registrant issued 3,958 Class A2 shares for cash upon exercise of vested options at an exercise price of $12.00 per share for total consideration of $47,499.

•	On September 29, 2005, the Registrant issued 10,653 Class A2 shares for cash upon exercise of vested options at an exercise price of $4.20 per share for total consideration of $44,745.75.

•	On September 29, 2005, the Registrant issued 25,092 Class A2 shares for cash upon exercise of vested options at an exercise price of $8.00 per share for total consideration of $200,740.
      The Registrant offered and sold the securities in these transactions in reliance on the exemption from registration under Rule 701 of the Securities Act based on the value of the options granted or securities issued in each of 2002, 2003 and 2004 under this plan, which did not exceed 15% of the Class A2 shares (together with securities offered and sold pursuant to the 2003 Restricted Stock Deferral Plan for Outside Directors and the 2004 Restricted Stock Plan).
2003 Restricted Stock Deferral Plan for Outside Directors
      Pursuant to the 2003 Restricted Stock Deferral Plan for Outside Directors, the Registrant granted awards of restricted stock or restricted stock units to members of the board of directors as follows:

•	On March 31, 2003, the Registrant granted 1,177 restricted stock units at a fair market value of $12.00 per share, representing $14,124 in restricted stock compensation.

•	On June 30, 2003, the Registrant granted 625 restricted stock units at a fair market value of $12.00 per share, representing $7,500 in restricted stock compensation.

•	On September 30, 2003, the Registrant granted 562 restricted stock units at a fair market value of $12.00 per share, representing $6,750 in restricted stock compensation.

•	On December 31, 2003, the Registrant granted 1,406 restricted stock units at a fair market value of $8.00 per share, representing $11,250 in restricted stock compensation.

•	On March 31, 2004, the Registrant granted 843 restricted stock units at a fair market value of $8.00 per share, representing $6,750 in restricted stock compensation.

•	On June 30, 2004, the Registrant granted 750 restricted stock units at a fair market value of $8.00 per share, representing $6,000 in restricted stock compensation.

•	On September 30, 2004, the Registrant granted 750 restricted stock units at a fair market value of $8.00 per share, representing $6,000 in restricted stock compensation.

•	On December 31, 2004, the Registrant granted 750 restricted stock units at a fair market value of $8.00 per share, representing $6,000 in restricted stock compensation.

•	On March 31, 2005, the Registrant granted 6,937 shares of restricted stock at a fair market value of $8.00 per share, representing $55,500 in restricted stock compensation.

•	On June 30, 2005, the Registrant granted 5,181 shares of restricted stock at a fair market value of $11.00 per share, representing $57,000 in restricted stock compensation.

•	On September 30, 2005, the Registrant granted 2,758 shares of restricted stock at a fair market value of $17.40 per share, representing $48,000 in restricted stock compensation.

      As of October 24, 2005, no Class A2 shares have been issued under this plan.
      The Registrant offered the restricted stock and restricted stock units in these transactions in reliance on the exemption from registration under Rule 701 of the Securities Act based on the value of the stock granted or securities issued in each of 2003, 2004 and 2005 under this plan, which did not exceed 15% of the Class A2 shares (together with securities offered and sold pursuant to the 2000 Stock Option Plan and 2004 Restricted Stock Plan).
2004 Restricted Stock Plan
      Pursuant to the 2004 Restricted Stock Plan, the Registrant granted awards of restricted stock units to its senior officers and members of the board of directors as follows:

•	On October 11, 2004, the Registrant granted 1,425,425 restricted stock units at a fair market value of $8.00 per share, representing $11,403,400 in restricted stock compensation.

•	On October 24, 2005, the Registrant granted 21,250 restricted stock units at a fair market value of $17.40 per share, representing $369,750 in restricted stock compensation.
      As of October 24, 2005, no Class A2 shares have been issued under this plan.
      The Registrant offered the restricted stock units in these transactions in reliance on the exemption from registration under Rule 701 of the Securities Act based on the value of the stock granted or securities issued in 2004 under this plan, which did not exceed 15% of the Class A2 shares (together with securities offered and sold pursuant to the 2000 Stock Option Plan and 2003 Restricted Stock Deferral Plan for Outside Directors).

Item 16.	Exhibits and Financial Statement Schedules
      (a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description of Document

1.1	—	Form of Underwriting Agreement*
3.1	—	Form of Fourth Amended and Restated Certificate of Incorporation of IntercontinentalExchange, Inc.*
3.2	—	Form of Amended and Restated Bylaws of IntercontinentalExchange, Inc.*
5.1	—	Opinion of Sullivan & Cromwell LLP
10.1	—	Employment Agreement, dated as of September 27, 2004, between IntercontinentalExchange, Inc. and Jeffrey C. Sprecher*
10.2	—	Employment Agreement, dated as of April 14, 2003, between IntercontinentalExchange, Inc. and Charles A. Vice*
10.3	—	Employment Agreement, dated as of April 14, 2003, between IntercontinentalExchange, Inc. and Richard V. Spencer*
10.4	—	Employment Agreement, dated as of May 9, 2003, between IntercontinentalExchange, Inc. and David S. Goone*
10.5	—	Employment Agreement, dated as of May 9, 2003, between IntercontinentalExchange, Inc. and Edwin D. Marcial*
10.6	—	Employment Agreement, dated as of May 24, 2004, between IntercontinentalExchange, Inc. and Johnathan H. Short*
10.7	—	IntercontinentalExchange, Inc. 2000 Stock Option Plan*
10.8	—	IntercontinentalExchange, Inc. 2003 Restricted Stock Deferral Plan for Outside Directors*
10.9	—	IntercontinentalExchange, Inc. 2004 Restricted Stock Plan*
10.10	—	IntercontinentalExchange, Inc. 2005 Equity Incentive Plan*
10.11	—	Amendment and Restatement Agreement, dated as of October 9, 2003, between The London Clearing House Limited and IntercontinentalExchange, Inc.*†
10.12	—	Clearing Services Agreement, dated as of October 2003, between The International Petroleum Exchange of London Limited and The London Clearing House Limited*†
10.13	—	TRS — Application Services Agreement, dated as of April 21, 2001, between The International Petroleum Exchange of London Limited and LIFFE Services Company Limited*†
10.14	—	Credit Agreement, dated as of November 17, 2004, between IntercontinentalExchange, Inc. and Wachovia, National Association*
10.15	—	Patent License Agreement, dated as of March 29, 2002, between eSpeed, Inc. and IntercontinentalExchange, Inc.*
10.16	—	Office Lease, dated as of June 8, 2000, as amended, between CMD Realty Investment Fund IV, L.P. and IntercontinentalExchange, LLC*†
10.17	—	Licensing and Services Agreement, dated as of July 1, 2003, between IntercontinentalExchange, Inc. and Chicago Climate Exchange, Inc.*
10.18	—	AT&T Master Agreement (MA Reference No. MA 35708) and Addendum to Master Agreement, dated as of April 8, 2002, between AT&T Corporation and IntercontinentalExchange, Inc.*
10.19	—	Lease of Part (Offices) (WTC/Q/W) (Part): 2.18.1), dated April 24, 1996, between Clipper Investments Limited and The International Petroleum Exchange of London Limited*†
10.20	—	Resident Member’s Agreement, dated as of December 2, 1983, between St. Katherine-By-The-Tower Limited and Aegis Insurance Services Limited*†

Exhibit
Number		Description of Document

10.21	—	Resident Member’s Agreement, dated as of November 28, 1991, between St. Katherine-By-The-Tower Limited and The International Petroleum Exchange of London Limited*†
10.22	—	Lease of Part (Offices) (Suite Ref. 2.17), dated as of April 28, 2003, between Inter One Limited and Inter Two Limited and The International Petroleum Exchange of London Limited*†
10.23	—	First Amendment to Credit Agreement, dated as of June 9, 2005, between IntercontinentalExchange, Inc. and Wachovia Bank, National Association*
10.24	—	Deed of Novation, dated July 22, 2005, between The International Petroleum Exchange of London Limited, LIFFE Services Limited, Atos Euronext Market Solutions Limited, and LIFFE Administration and Management*
10.25	—	Settlement Agreement, dated as of September 1, 2005, by and between EBS Group Limited and IntercontinentalExchange, Inc.*
10.26	—	Lease Amendment Six, dated as of October 12, 2005, by and between CMD Realty Investment Fund IV, L.P. and IntercontinentalExchange, Inc.*†
10.27	—	Second Amendment to Credit Agreement, dated as of October 18, 2005, between IntercontinentalExchange, Inc. and Wachovia Bank, National Association*
10.28	—	Consultancy Agreement, dated as of October 24, 2005, between The International Petroleum Exchange of London and Richard Ward*
10.29	—	Letter Agreement, dated as of October 24, 2005, between The International Petroleum Exchange of London and Richard Ward*
10.30	—	Form of Registration Rights Agreement by and among IntercontinentalExchange, Inc. and the parties listed in Annex A thereto*
10.31	—	Contribution and Asset Transfer Agreement, dated as of May 11, 2000, by and between IntercontinentalExchange, LLC, Continental Power Exchange, Inc., and Jeffrey C. Sprecher*
10.32	—	First Amendment to Contribution and Asset Transfer Agreement, dated as of May 17, 2000, by and among IntercontinentalExchange, LLC, Continental Power Exchange, Inc., and Jeffrey C. Sprecher*
10.33	—	Second Amendment to Contribution and Asset Transfer Agreement, dated as of October 24, 2005, by and among IntercontinentalExchange, Inc., Continental Power Exchange, Inc., and Jeffrey C. Sprecher*
21.1	—	Subsidiaries of IntercontinentalExchange, Inc.*
23.1	—	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	—	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)*
24.1	—	Power of Attorney*

*	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
      (b) Financial Statement Schedule

INTERCONTINENTALEXCHANGE, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Year Ended December 31, 2004, 2003 and 2002
(in thousands)

		Additions
	Balance at	Charged to
	Beginning	Costs and		Balance at
Description	of Year	Expenses(1)	Deductions(2)	End of Year

Year Ended December 31, 2004:
Allowance for doubtful accounts	$123	$140	$(92)	$171

Year Ended December 31, 2003:
Allowance for doubtful accounts	$446	$435	$(758)	$123

Year Ended December 31, 2002:
Allowance for doubtful accounts	$465	$379	$(398)	$446

(1)	Additions charged to costs and expenses for the allowance for doubtful accounts are based on our historical collection experiences and management’s assessment of the collectibility of specific accounts. This column also includes the foreign currency translation adjustments.

(2)	Deductions represent the write-off of uncollectible receivables, net of recoveries.

Item 17.	Undertakings
      The undersigned hereby undertakes:

(a) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on the 14th day of November, 2005.

INTERCONTINENTALEXCHANGE, INC.

By:	/s/ Richard V. Spencer

Name: Richard V. Spencer

Title:	Chief Financial Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement has been signed by the following persons in the capacities indicated on the 14th day of November, 2005.

Signature		Title(s)

* Jeffrey C. Sprecher		Chairman of the Board and Chief Executive Officer (principal executive officer)

* Charles R. Crisp		Director

* Jean-Marc Forneri		Director

* Sir Robert Reid		Director

* Frederic V. Salerno		Director

* Richard L. Sandor, Ph.D.		Director

/s/ Richard V. Spencer Richard V. Spencer		Chief Financial Officer (principal financial and accounting officer)

* Judith A. Sprieser		Director

* Vincent Tese		Director

*By:	/s/ Richard V. Spencer Richard V. Spencer Attorney-in-Fact